   AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON SEPTEMBER 26, 1994
                                                      REGISTRATION NO. 33-

================================================================================

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                            ------------------------

                                    FORM S-1
            REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933

                          AMERICA WEST AIRLINES, INC.
             (EXACT NAME OF REGISTRANT AS SPECIFIED IN ITS CHARTER)

             DELAWARE                            4512                           86-0418245
 (STATE OR OTHER JURISDICTION OF     (PRIMARY STANDARD INDUSTRIAL            (I.R.S. EMPLOYER
  INCORPORATION OR ORGANIZATION)     CLASSIFICATION CODE NUMBER)            IDENTIFICATION NO.)

                                                                        MARTIN J. WHALEN
                                                                      SENIOR VICE PRESIDENT
                                                                   AMERICA WEST AIRLINES, INC.
          4000 EAST SKY HARBOR BOULEVARD                         4000 EAST SKY HARBOR BOULEVARD
              PHOENIX, ARIZONA 85034                                 PHOENIX, ARIZONA 85034
                  (602) 693-0800                                         (602) 693-0800
(ADDRESS, INCLUDING ZIP CODE, AND TELEPHONE NUMBER,      (NAME, ADDRESS, INCLUDING ZIP CODE, AND TELEPHONE
  INCLUDING AREA CODE, OF REGISTRANT'S PRINCIPAL                             NUMBER,
                 EXECUTIVE OFFICES)                        INCLUDING AREA CODE, OF AGENT FOR SERVICE)

                           _________________________

                                With Copies to:

                                DAVID J. GRAHAM
                             ANDREWS & KURTH L.L.P.
                           4200 TEXAS COMMERCE TOWER
                              HOUSTON, TEXAS 77002
                                 (713) 220-4200
           (NAME, ADDRESS, INCLUDING ZIP CODE, AND TELEPHONE NUMBER,
                   INCLUDING AREA CODE, OF AGENT FOR SERVICE)
                           ________________________

     APPROXIMATE DATE OF COMMENCEMENT OF PROPOSED SALE TO THE PUBLIC: From time to time after this Registration Statement becomes effective, which time is to be determined by the Selling Securityholders. All of the Securities offered hereby are offered for the account of the Selling Securityholders.

     If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box. /X/
                          ___________________________

                        CALCULATION OF REGISTRATION FEE

================================================================================

                                                                    PROPOSED
                                                                     MAXIMUM       PROPOSED
                                                                    OFFERING        MAXIMUM
TITLE OF SECURITIES TO BE REGISTERED                                  PRICE        AGGREGATE      AMOUNT OF
                                                     AMOUNT TO BE      PER         OFFERING      REGISTRATION
                                                      REGISTERED   SECURITY(1)     PRICE(1)          FEE
____________________________________________________________________________________________________________

11 1/4% Senior Unsecured Notes due 2001............. $26,000,000      100%        $26,000,000      $8,965

============================================================================================================


(1) Estimated solely for the purpose of calculating the registration fee.
     The Prospectus included in this Registration Statement is a combined prospectus pursuant to Rule 429 that also relates to the Company's Registration Statement on Form S-1 (No. 33-54243) filed previously with the Commission.
                           __________________________

     THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(A) OF THE SECURITIES ACT OF 1933 OR UNTIL THE REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE COMMISSION, ACTING PURSUANT TO SAID SECTION 8(A), MAY DETERMINE.

================================================================================

                          AMERICA WEST AIRLINES, INC.

                             CROSS-REFERENCE SHEET

                   PURSUANT TO ITEM 501(B) OF REGULATION S-K

    ITEM NUMBER AND CAPTION IN FORM S-1            LOCATION OR CAPTION IN PROSPECTUS
- -------------------------------------------    -----------------------------------------
  1.  Forepart of Registration Statement
        and Outside Front Cover Page of
        Prospectus.........................    Forepart of Registration Statement and
                                               Outside Front Cover Page of Prospectus
  2.  Inside Front and Outside Back Cover
        Pages of Prospectus................    Inside Front and Outside Back Cover Pages
                                               of Prospectus
  3.  Summary Information, Risk Factors and
        Ratio of Earnings to Fixed
        Charges............................    Prospectus Summary; Investment
                                               Considerations
  4.  Use of Proceeds......................    Prospectus Summary; Use of Proceeds
  5.  Determination of Offering Price......    Plan of Distribution
  6.  Selling Securityholders..............    Principal Stockholders; Selling
                                               Securityholders
  7.  Plan of Distribution.................    Outside Front Cover Page of Prospectus;
                                               Plan of Distribution
  8.  Description of Securities to be
        Registered.........................    Outside Front Cover Page of Prospectus;
                                               Description of Capital Stock; Description
                                               of the Senior Notes; Description of
                                               Warrants; Shares Eligible for Future Sale
  9.  Interests of Named Experts and
        Counsel............................    Legal Matters; Experts
 10.  Information with Respect to the
        Registrant.........................    Outside Front Cover Page of Prospectus;
                                               Prospectus Summary; Investment
                                               Considerations; The Company; Use of
                                               Proceeds; Dividend Policy;
                                               Capitalization; Selected Financial Data;
                                               Management's Discussion and Analysis of
                                               Financial Condition and Results of
                                               Operations; Business; Management;
                                               Description of Capital Stock; Description
                                               of the Senior Notes; Description of
                                               Warrants; Shares Eligible for Future
                                               Sale; Financial Statements
 11.  Disclosure of Commission Position on
        Indemnification for Securities Act
        Liabilities........................    Not Applicable

                          AMERICA WEST AIRLINES, INC.

                     1,200,000 SHARES CLASS A COMMON STOCK
                     18,573,704 SHARES CLASS B COMMON STOCK
              $126,000,000 11 1/4% SENIOR UNSECURED NOTES DUE 2001
                    5,846,263 CLASS B COMMON STOCK WARRANTS
                            ------------------------

     This Prospectus relates to (i) 1,200,000 shares of Class A Common Stock, par value $.01 per share ("Class A Common Stock") of America West Airlines, Inc. (the "Company"), (ii) 18,573,704 shares of Class B Common Stock, par value $.01 per share of the Company, ("Class B Common Stock", and together with the Class A Common Stock, the "Common Stock"), (iii) $126 million principal amount of
11 1/4% Senior Unsecured Notes due 2001 of the Company (the "Senior Notes"), and
(iv) 5,846,263 warrants, each entitling the holder thereof to purchase one share of Class B Common Stock for $12.74 at any time prior to August 25, 1999 (the "Warrants," and together with the Common Stock and the Senior Notes, the "Securities"). The Securities may be offered by the Selling Securityholders (as defined herein) from time to time in transactions in the over-the-counter market, on a national securities exchange or otherwise at fixed prices which may be changed, at market prices prevailing at the time of sale, at prices related to such market prices or at negotiated prices. The Selling Securityholders may effect such transactions by selling the Securities to or through underwriters, brokers, dealers or agents who may receive compensation in the form of discounts, concessions or commissions from the Selling Securityholders or the purchasers of the Securities for whom such underwriters, brokers, dealers or agents may act. The Company will not receive any of the proceeds from the sale of any of the Securities by the Selling Securityholders.

     Holders of Class B Common Stock are entitled to one vote per share, and holders of Class A Common Stock are entitled to 50 votes per share on all matters submitted to a vote of common stockholders, except that voting rights of holders who are not United States citizens are limited as described herein. The Senior Notes bear interest payable semiannually in arrears. The Senior Notes may be redeemed at the option of the Company (i) prior to September 1, 1997, at any time, at a redemption price equal to 105% of the principal amount or from time to time in part from the net proceeds from a public offering of its capital stock at a redemption price equal to 105% of the principal amount, in each case plus accrued and unpaid interest, if any, to the redemption date; and (ii) on or after September 1, 1997 at any time in whole or from time to time in part, at redemption prices described herein. In addition, Senior Notes may be subject to mandatory redemption, at a redemption price of 104% of the aggregate principal amount of Senior Notes so redeemed, plus accrued and unpaid interest thereon, under certain circumstances following the consummation of a public offering of the Company's capital stock. The Senior Notes will be effectively subordinated to $382.9 million of secured indebtedness incurred by the Company to acquire aircraft and other assets (the "Secured Debt"). Holders of the Secured Debt will be senior to the holders of the Senior Notes with respect to the collateral securing such indebtedness. See "Description of the Senior Notes." The Class B Common Stock and the Warrants are listed on The New York Stock Exchange. The Company does not intend to file an application to have either the Class A Common Stock or the Senior Notes listed on a national exchange and does not expect an active trading market to develop for either the Class A Common Stock or the Senior Notes.

     The Selling Securityholders and any underwriters, brokers, dealers or agents participating in the distribution of the Securities may be deemed to be "underwriters" within the meaning of the Securities Act of 1933 as amended (the "Securities Act"), and any profit on the sale of the Securities by the Selling Securityholders and any commissions received by any such underwriters, brokers, dealers or agents may be deemed to be underwriting commissions or discounts under the Securities Act. Pursuant to the terms of the Registration Rights Agreement (as hereinafter defined) the Company has agreed to indemnify the Selling Securityholders against certain liabilities, including liabilities under the Securities Act.

     Underwriters, brokers, dealers or agents effecting transactions in the Securities should confirm the registration thereof under the securities laws of the state in which such transactions will occur, or the existence of any exemption from registration.

     SEE "INVESTMENT CONSIDERATIONS" FOR CERTAIN INFORMATION THAT SHOULD BE CONSIDERED BY PROSPECTIVE PURCHASERS OF THE SECURITIES OFFERED HEREBY.

THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND
   EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS THE
      SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES
      COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THIS
        PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL
          OFFENSE.
                            ------------------------

                The date of this Prospectus is           , 1994

                             AVAILABLE INFORMATION

     America West Airlines, Inc. ("America West" or the "Company") is subject to the informational requirements of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and in accordance therewith files reports and other information with the Securities and Exchange Commission (the "Commission"). Reports and other information concerning America West can be inspected and copied at the public reference facilities maintained by the Commission at Room 1024, Judiciary Plaza, 450 Fifth Street, N.W., Washington, D.C. 20549; The Citicorp Center, 500 West Madison Street, Suite 1400, Chicago, Illinois 60661; and Seven World Trade Center, 13th Floor, New York, New York 10048. Copies of such material can be obtained from the Public Reference Room of the Commission at 450 Fifth Street, N.W., Washington, D.C. 20549, at prescribed rates.

     America West has filed with the Commission a Registration Statement under the Securities Act of 1933, as amended (the "Securities Act"), with respect to the Securities offered hereby. This Prospectus does not contain all of the information set forth in the Registration Statement and the exhibits and schedules thereto. For further information with respect to America West and the Securities offered hereby, reference is made to the Registration Statement, including the exhibits and schedules thereto. The Registration Statement can be inspected at the Public Reference Room of the Commission at 450 Fifth Street, N.W., Washington, D.C. 20549.

     The Company is a Delaware corporation. Its executive offices are located at 4000 East Sky Harbor Boulevard, Phoenix, Arizona 85034, and its telephone number is (602) 693-0800.

                               PROSPECTUS SUMMARY

     The following summary information is qualified in its entirety by the detailed information and financial statements (including the notes thereto) appearing elsewhere in this Prospectus, which should be read in its entirety. Prospective investors should carefully consider matters discussed under the caption "Investment Considerations."

                                  THE COMPANY

     America West Airlines, Inc. ("America West" or the "Company") is a major United States air carrier providing passenger, cargo and mail service with its primary markets in the western and southwestern regions of the United States. The Company operates its route system through two principal hubs, Phoenix, Arizona and Las Vegas, Nevada, and a mini-hub in Columbus, Ohio. As of July 31, 1994, America West operated a fleet of 85 jet aircraft and provided service to 45 destinations. Through alliance agreements with Mesa Airlines, Inc. ("Mesa"), the Company provides connecting service to an additional 18 destinations. The Company also has formed an alliance with Continental Airlines, Inc. ("Continental") to serve additional destinations.

     The Company filed a voluntary petition for protection under Chapter 11 of the federal bankruptcy code on June 27, 1991. The Company's plan of reorganization (the "Plan") was confirmed by the United States Bankruptcy Court for the District of Arizona (the "Bankruptcy Court") on August 10, 1994. The Plan became effective on August 25, 1994 (the "Effective Date"). In connection with its reorganization in bankruptcy and related operational restructuring (the "Reorganization"), the Company took significant steps to improve its operations, including (i) reducing its fleet size from 123 aircraft in July 1991 to 85 at July 31, 1994, facilitating a better matching of capacity to demand through elimination of nonproductive routes; (ii) reducing the aircraft types operated from five to three, resulting in reduced operating costs; (iii) implementing certain enhancements to its revenue management system to optimize the level of passenger revenues generated on each flight; (iv) eliminating Company operated commuter service and introducing code sharing agreements to expand the scope of service and attract a broader passenger base; and (v) implementing numerous cost reduction programs, including a Company-wide pay reduction in August 1991 and the reduction of aircraft lease rentals to fair market rates in the fall of 1992. As a result of these measures as well as a gradually improving economic climate and a more stable environment relative to fare competition within the airline industry, America West was one of only two major airlines to report a profit in each quarter of 1993, realizing net income for 1993 of $37.2 million and operating income of $121.1 million on revenues of $1.33 billion.

     America West currently operates with one of the lowest cost structures among major U.S. airlines, based on reported 1993 results. America West's operating cost per available seat mile for 1993 was 7.01 cents, which was approximately 25% lower than the average operating cost per available seat mile of the nine largest other domestic airlines and was comparable to the costs incurred by Southwest Airlines, Inc. ("Southwest Airlines"). The Company's business strategy is to continue to offer competitive fares while maintaining an incrementally higher level of service relative to low cost carriers generally. These services include assigned seating, participation in computerized reservation systems, interline ticketing, first class cabins on certain flights, baggage transfer and various other services. Management believes that its principal hub locations in Phoenix and Las Vegas not only provide a low cost environment for a substantial portion of the Company's operations, but also position the Company to benefit from an expanding market for leisure travel.

     As a part of the Reorganization, the Company entered into certain agreements (the "Alliance Agreements") with Continental and Mesa. With Continental, the Company will implement certain code-sharing arrangements, coordinate certain flight schedules, share ticket counter space, link frequent flyer programs, and coordinate ground handling operations. With Mesa, America West modified and extended two code-sharing agreements that establish Mesa as a feeder carrier for the Company at its hubs in Phoenix and Columbus. The code-sharing agreements provide for coordinated flight schedules, passenger handling and computer reservations under the America West flight designator code, thereby allowing passengers to purchase one air fare for their entire trip. Mesa connects 13 cities to the Company's Phoenix hub, operates under the name "America West Express" and has begun to incorporate the color scheme and commercial logo of America West on certain aircraft utilized on these routes. Mesa serves five destinations from the Company's Columbus mini-hub operations. Management believes the Alliance Agreements will contribute significantly to the Company's passenger revenue and operating results.

     Pursuant to the Reorganization, the Company substantially reduced its outstanding debt and increased its liquidity through the infusion of new capital. In addition, the Company reached agreements with certain key suppliers of aircraft. At June 30, 1994, prior to the Reorganization, the Company's long-term debt including current maturities and estimated liabilities subject to Chapter 11 proceedings aggregated approximately $880 million. Such liabilities at June 30, 1994, adjusted to give pro forma effect to the consummation of the Plan, would aggregate approximately $575 million.

     Pursuant to the Reorganization, pre-existing equity interests of the Company were cancelled, the Company's obligations to other prepetition creditors were restructured and general unsecured nonpriority prepetition creditors ("Prepetition Creditors") received, in full satisfaction of their claims, approximately 26,053,185 shares of Class B Common Stock and $6,416,214 cash. Holders of the Company's pre-existing common equity interests received, on a pro rata basis, 2,250,000 shares of Class B Common Stock and Warrants to purchase 6,230,769 shares of Class B Common Stock. In addition, pursuant to the exercise of subscription rights, holders of pre-existing equity interests received 1,615,179 shares of Class B Common Stock for an aggregate purchase price of $14,357,326 ($8.889 per share), including holders of pre-existing preferred equity interests who received 250,000 shares of Class B Common Stock for an aggregate purchase price of $2,222,250.

     As part of the Reorganization and pursuant to an investment agreement (the "Investment Agreement"), the Company received approximately $205.3 million in cash upon the issuance to the partners of AmWest Partners, L.P. ("AmWest"), and to certain assignees of AmWest (as described below), of rights to acquire (i) 1,200,000 shares of Class A Common Stock, (ii) 12,981,636 shares of Class B Common Stock, (iii) Warrants to purchase 2,769,231 shares of Class B Common Stock and (iv) $100 million of Senior Notes issued pursuant to the Investment
Agreement (the "Investment Agreement Senior Notes"). On October   , 1994 the
Company issued an additional $26 million of Senior Notes (the "Additional Senior Notes" and together with the Investment Agreement Senior Notes, the "Senior Notes") in satisfaction of certain pre-existing secured claims and to release an equipment lease. Certain funds managed or advised by Fidelity Management Trust Company and its affiliates (collectively, "Fidelity") and Lehman Brothers Inc. ("Lehman") purchased a portion of the Securities that otherwise would have been issued to AmWest pursuant to assignments by AmWest to those parties. Pursuant to these assignments, Lehman acquired 1,333,587 shares of Class B Common Stock and Fidelity acquired 3,270,311 shares of Class B Common Stock, Warrants to purchase 133,488 additional shares of Class B Common Stock and $100 million of Investment Agreement Senior Notes. In exchange for certain pre-existing claims, Fidelity also received $ million of Additional Senior Notes and Lehman received $ million of Additional Senior Notes. AmWest, which dissolved upon the Effective Date, was a Texas limited partnership including as investors Mesa, Continental and TPG Partners, L.P. and certain of its affiliates (collectively, with its affiliates TPG Parallel I, L.P. and Air Partners II, L.P., "TPG"). TPG Partners, L.P. is a Delaware limited partnership which acquired aggregate beneficial ownership of securities representing 43.2% of the combined voting power of America West securities (including shares acquired for pre-existing equity interests held by TPG). See "Investment Considerations -- Concentration of Voting Power; Influence of Principal Stockholders" and "Principal Stockholders." AmWest assigned its rights to acquire securities pursuant to the Investment Agreement to its partners and certain of their respective affiliates. Pursuant to the Reorganization, Lehman, Fidelity and TPG received additional shares of Class B Common Stock for their existing claims and interests. These shares have also been registered pursuant to the Securities Act of 1933.

                                  THE OFFERING

     The principal terms of the Common Stock, Senior Notes and Warrants are summarized below. For a more complete description, see "Description of Capital Stock," "Description of the Senior Notes" and "Description of Warrants," respectively. The Selling Securityholders will receive all of the proceeds from the sale of the Securities offered hereby, and the Company will not receive any proceeds from the Offering.

Common Stock:

Securities Offered...............     1,200,000 shares of Class A Common Stock
                                     18,573,704 shares of Class B Common Stock

Common Stock outstanding(1)......     1,200,000 shares of Class A Common Stock
                                     43,925,000 shares of Class B Common Stock

          Total..................    45,125,000 shares of Common Stock

Voting Rights....................    Class A and Class B Common Stock have
                                     identical economic rights and privileges and rank equally, share ratably, and are identical in all respects as to all matters other than voting rights. The Class A
                                     Common Stock votes together with the Class
                                     B Common Stock on all matters except as
                                     otherwise required by law. Each share of Class B Common Stock has one vote; each share of Class A Common Stock has 50 votes.

Listing..........................    The Class B Common Stock is listed on the
                                     New York Stock Exchange. The Company does not intend to apply for listing of the Class A Common Stock on any securities exchange or authorization quotation on the NASDAQ System. The Company does not expect that an active trading market for the Class
                                     A Common Stock will develop.

Trading Symbol...................    "AWA"
- ---------------
(1) Excluding 10,384,615 shares of Class B Common Stock reserved for issuance upon exercise of outstanding Warrants.

Senior Notes:

Securities Offered...............    $126,000,000 aggregate principal amount of
                                     Senior Notes including $100 million of
                                     Investment Agreement Senior Notes and $26 million of Additional Senior Notes

Maturity.........................    The seventh anniversary of the date of
                                     issuance

Interest Rate....................    The Senior Notes bear interest at a rate of
                                     11 1/4% per annum. Interest accrues from the date of issuance thereof and is payable semi-annually in arrears on each March 1 and September 1, commencing March 1, 1995.

Ranking..........................    The Senior Notes rank senior in right of
                                     payment to all existing and future
                                     subordinated Indebtedness (defined in the
                                     Indenture) of the Company and rank pari
                                     passu in right of payment with all other
                                     Indebtedness of the Company. Certain
                                     Indebtedness, however, including the
                                     Secured Debt, is effectively senior in
                                     right of payment to the Senior Notes with respect to assets that constitute collateral securing such other
                                     Indebtedness.

Optional Redemption..............    The Senior Notes offered hereby may be
                                     redeemed at the option of the Company (i) prior to September 1, 1997, (A) at any time, in whole but not in part, at a redemption price of 105% of the principal amount of the Senior Notes plus accrued and unpaid interest, if any, to the redemption date or (B) from time to time in part from the net proceeds of a public offering of its capital stock at a redemption price equal to 105% of the principal amount, plus accrued and unpaid interest, if any, to the redemption date except for amounts mandatorily redeemed; and (ii) on or after September 1, 1997 at any time in whole or from time to time in part, at a redemption price equal to the following percentage of the principal amount redeemed, plus accrued and unpaid interest to the date of redemption, if redeemed during the 12-month period beginning:

                                                SEPTEMBER
                                                   1,            PERCENTAGE
                                               -----------       ----------
                                               1997....           105.0%
                                               1998....           103.3%
                                               1999....           101.7%
                                               2000....           100.0%

Mandatory Redemption.............    In the event that, prior to September 1,
                                     1997, the Company consummates a Public
                                     Offering Sale, as defined in the Indenture, and immediately prior to such consummation the Company has cash and cash equivalents, not subject to any restriction on disposition, of at least $100,000,000, then the Company shall redeem Senior Notes at a redemption price equal to 104% of the aggregate principal amount of the Senior
                                     Notes so redeemed, plus accrued and unpaid interest to the redemption date. The aggregate redemption price and accrued and unpaid interest of the Senior Notes to be so redeemed shall equal the lesser of (a)
                                     50% of the net offering proceeds of such Public Offering Sale and (b) the excess, if any, of (i) $20,000,000 over (ii) the amount of any net offering proceeds of any prior Public Offering Sale received prior to September 1, 1997 and applied to so redeem Senior Notes.

Principal Covenants..............    The Indenture contains numerous covenants
                                     including covenants governing the
                                     disposition of the proceeds of certain
                                     underwritten public offerings of Common
                                     Stock of the Company, limiting certain
                                     Restricted Payments, limiting certain
                                     transactions with Affiliates, limiting
                                     certain sales of assets, limiting certain investments and allowing a holder repurchase rights upon a change of control.

Listing..........................    The Company does not intend to apply for
                                     listing of the Senior Notes on any
                                     securities exchange or authorization for quotation on the NASDAQ system. The Company does not expect that an active trading market will develop for the Senior Notes.
Warrants:

Securities Offered...............    5,846,263 Warrants, each entitling the
                                     holder to purchase one share of Class B
                                     Common Stock at a price (the "Exercise
                                     Price") of $12.74 per share.

Warrants to be Outstanding after
the Offering.....................    10,384,615 Warrants

Expiration.......................    The Warrants are exercisable by the holders
                                     at any time prior to August 25, 1999.

Redemption.......................    The Warrants are not redeemable.

Anti-Dilution....................    The number of shares of Class B Common
                                     Stock purchasable upon exercise of each
                                     Warrant will be adjusted upon, among other things, (i) issuance of a dividend in or other distribution of Common Stock to holders of Common Stock; (ii) a combination, subdivision or reclassification of the Class B Common
                                     Stock; and (iii) rights issuances.

Voting Rights....................    Warrant holders have no voting rights.

Listing..........................    The Warrants are listed on the New York
                                     Stock Exchange.

Trading Symbol...................    "AWAws"

                             SUMMARY FINANCIAL DATA

     The summary financial data set forth below presents historical and pro forma financial information of the Company. The financial information at June 30, 1994 and 1993 and for the six months then ended has been derived from the unaudited condensed financial statements of the Company which, in the opinion of management, include all adjustments, consisting only of normal adjustments, necessary for a fair presentation of the results for the periods. The results for the six months ended June 30, 1994 are not necessarily indicative of the results to be expected for the full year. The summary information should be read in conjunction with the financial statements and related notes thereto appearing elsewhere in this Prospectus, "Unaudited Pro Forma Condensed Financial Information" and "Management's Discussion and Analysis of Financial Condition and Results of Operations."

                                                                                                        SIX MONTHS
                                                     YEAR ENDED DECEMBER 31,                          ENDED JUNE 30,
                                       ---------------------------------------------------   --------------------------------
                                                                           1993                                 1994
                                                                 -------------------------              ---------------------
                                                                                  PRO                                  PRO
                                          1991         1992      HISTORICAL     FORMA(A)       1993     HISTORICAL   FORMA(A)
                                       ----------   ----------   ----------   ------------   --------   ----------   --------
                                       (IN THOUSANDS, EXCEPT RATIO AND PER SHARE AMOUNTS)
STATEMENT OF OPERATIONS DATA:
Operating revenues...................  $1,413,925   $1,294,140   $1,325,364    $1,325,364    $641,515    $708,615    $708,615
Operating expenses...................   1,518,582    1,368,952    1,204,310     1,206,266     599,168     626,719     629,813
Operating income (loss)..............    (104,657)     (74,812)     121,054       119,098      42,347      81,896      78,802
Income (loss) before income taxes....    (222,016)    (131,761)      37,924        55,532      12,647      36,782      50,504
Income tax expense...................          --           --          759        34,913         253       1,471      26,215
Net income (loss)....................    (222,016)    (131,761)      37,165        20,619      12,394      35,311      24,289
Earnings (loss) per share:
    Primary..........................      (10.39)       (5.58)        1.50          0.46        0.52        1.30        0.54
    Fully diluted....................      (10.39)       (5.58)        1.04          0.46        0.36        0.92        0.54
Shares used for computation:
    Primary..........................      21,534       23,914       27,525        45,125      29,669      28,704      45,125
    Fully diluted....................      21,534       23,914       41,509        45,125      42,804      40,607      45,125
Ratio of earnings to fixed
  charges(b).........................          --           --         1.28          1.39        1.18        1.56        1.74

                                                                                                  SIX MONTHS ENDED
                                                                                                    JUNE 30, 1994
                                                                              YEAR ENDED      -------------------------
                                                                             DECEMBER 31,                       PRO
                                                                                 1993         HISTORICAL      FORMA(A)
                                                                             ------------     ----------     ----------
BALANCE SHEET DATA:
Working capital deficiency.................................................   $ (124,375)     $ (106,760)    $  (20,144)
Total assets...............................................................    1,016,743       1,100,541      1,640,042
Long-term debt, less current maturities....................................      620,992         604,420        519,264
Total stockholders' equity (deficiency)....................................     (254,262)       (215,338)       587,500

- ---------------
(a) Pro Forma information gives effect to the consummation of the Plan, including adjustments for fresh start reporting. Pro forma statement of operations data for the year ended December 31, 1993 and the six-month period ended June 30, 1994 is presented as if the Plan were consummated on January 1, 1993; balance sheet data at June 30, 1994 is presented as if the Plan were consummated on such date. See "Unaudited Pro Forma Condensed Financial Information." These amounts are presented for informational purposes only and do not purport to represent what the Company's financial position or results of operations would have been if consummation of the Plan had occurred on such dates.

(b) For purposes of computing the ratio of earnings to fixed charges, "earnings" consist of income (loss) before taxes plus fixed charges less capitalized interest. "Fixed charges" consist of interest expense including amortization of debt issuance costs, capitalized interest and a portion of rent expense which is deemed to be representative of an interest factor. For the years ended December 31, 1992 and 1991, earnings were insufficient to cover fixed charges by $131,761,000 and $228,680,000, respectively.

                           INVESTMENT CONSIDERATIONS

HISTORY OF LOSSES

     The Company experienced significant operating losses in each year of the three year period ended December 31, 1992, and the Company operated as a debtor-in-possession under Chapter 11 of the federal bankruptcy code from June 27, 1991 to the Effective Date. Although the Company's results of operations improved in 1993, the airline industry has been extremely competitive and generally unprofitable in recent years. In the long term, the Company's viability is dependent upon its ability to sustain profitable results of operations, and there can be no assurance that such results can be sustained.

ADVERSE INDUSTRY CONDITIONS AND COMPETITION

     The airline industry is highly competitive. Overall industry profit margins have traditionally been low and, in each year of the three year period ended December 31, 1992, were substantially negative. Airlines compete in the areas of pricing, scheduling (frequency and flight times), on-time performance, frequent flyer programs and other services. Many of America West's competitors are carriers with substantially greater financial resources.

     The airline industry is susceptible to price discounting, which involves the offering of discount or promotional fares to passengers. Any such fares offered by one airline are normally matched by competing airlines, which results in lower industry yields. In 1992 American Airlines introduced a new fare structure followed by a deeply discounted summer sale. These steps were generally matched by other U.S. airlines, including America West, and resulted in substantially depressed industry yields and significant 1992 losses for most of the major U.S. airlines. American Airlines and the rest of the domestic airline industry subsequently abandoned that pricing structure, and fare levels increased in 1993 from 1992 levels. Nonetheless, significant industry-wide discounts could be re-implemented at any time, and the introduction of broadly available, deeply discounted fares by a major U.S. airline would likely result in lower yields for the entire industry and could have a material adverse effect on the Company's operating results. In this regard, certain competing carriers have recently announced seasonal fare reductions that have been selectively matched by the Company. The Company expects this to result in a reduction of yields with little or no increase in traffic levels.

     Several of the Company's markets, including those in New York City, Texas, Southern California, Washington, D.C., Chicago and Las Vegas, are served by larger carriers and are highly competitive. On many routes, and in particular those routes between Phoenix and California, fare competition has made it difficult for the Company to raise fares except on a selective basis. Intense fare competition with respect to certain markets has adversely affected passenger yield and, as a result, profitability.

     In recent years several new carriers have entered the industry, typically with low cost structures. Aircraft, skilled labor and gates at most airports continue to be available to start-up carriers. In some cases, new entrants have initiated or triggered further price discounting. The entry of additional new carriers on many of the Company's routes, as well as increased competition from or the introduction of new services by established carriers, could negatively impact America West's results of operations.

INCREASES IN FUEL PRICES

     Fuel costs constituted approximately 14% of America West's total operating expenses during 1993. A one cent per gallon change in fuel price would affect the Company's annual operating results by approximately $3 million at present consumption levels. Accordingly, either a substantial increase in fuel prices or the lack of adequate fuel supplies in the future would likely have a material adverse effect on the operations of the Company. Moreover, fuel price increases or supply shortages, such as those that occurred during the Persian Gulf war, can occur at any time as a result of, among other things, geopolitical developments.

     The Company purchases fuel on standard trade terms under master agreements and has been able to obtain fuel sufficient to meet its requirements at competitive prices. The Company does not currently hedge its fuel costs. In August 1993, the United States government increased taxes on fuel, including aircraft fuel, by

4.3 cents per gallon. Airlines are exempt from this tax increase until October 1, 1995. When implemented, this new tax will increase the Company's annual operating expenses by approximately $13 million based upon its 1993 fuel consumption levels. There can be no assurance that the U.S. government will not impose additional taxes on fuel in the future or that such taxes will not materially affect the Company's results of operations.

LEVERAGE

     Although the Reorganization improved the Company's financial position, the Company is highly leveraged. This high degree of leverage will pose substantial risks to holders of the Securities and could have a material adverse effect on the marketability, price and future value of such Securities. This high degree of leverage will increase the reorganized Company's vulnerability to adverse general economic and airline industry conditions and to increased competitive pressures.

CONCENTRATION OF VOTING POWER; INFLUENCE OF CERTAIN PRINCIPAL STOCKHOLDERS

     At the Effective Date, TPG, Continental and Mesa, the former partners of AmWest, owned approximately 20.2% of the shares of Class B Common Stock outstanding immediately after the Effective Date including shares acquired by TPG in exchange for pre-existing interests) and 100% of the Class A Common Stock, and thereby control approximately 66.3% of the voting power of America West (67.4% assuming the exercise of Warrants issued to such holders). As a result, TPG, Continental and Mesa, whose shares are subject to the terms of a Stockholders' Agreement (as described below), are able to elect a majority of their designees to the Board of Directors and otherwise to control the Company by, among other things, taking or approving actions to (i) amend the America West charter or effect a merger, sale of assets or other major corporate transaction; (ii) defeat any takeover attempt; (iii) determine the amount of dividends, if any, paid to itself and the other holders of Common Stock; and
(iv) otherwise control the outcome of virtually all matters submitted for a vote of the stockholders of the Company. Mesa and Continental, are engaged in the airline industry and are parties to certain agreements with the Company. In addition, the control persons of TPG also control Air Partners L.P., a special purpose partnership formed in 1992 to participate in the funding of the reorganization of Continental and a significant shareholder in Continental. See "Principal Stockholders." As a result, there can be no assurance that the interests of Continental, Mesa or TPG will not differ from the interests of the Company or that either party will not seek to influence the Company in a manner that serves its interests.

     Pursuant to the terms of the Stockholders' Agreement AmWest agreed to certain limitations on its ability to control the Company, including, that for a three-year period beginning with the Effective Date, the Company shall have a 15-member Board of Directors, six members of which may be designated by parties other than AmWest or its partners (including three Creditors' Committee Directors, one Equity Committee Director, one Independent Company Director and one GPA Director, as such terms are defined in the Stockholders' Agreement). The Stockholders' Agreement also contains other restrictions on AmWest's ability to effect certain transactions involving the Company. Upon the dissolution of AmWest on the Effective Date, the provisions of the Stockholders' Agreement with respect to AmWest became binding upon TPG, Continental and Mesa. See "Principal Stockholders -- Stockholders' Agreements."

LIMITED TRADING MARKET; SHARES ELIGIBLE FOR FUTURE SALE

     There was no trading market in the Securities prior to the Effective Date. There can be no assurance regarding the development of an active market for these Securities. Accordingly, there is no assurance that a holder of such Securities will be able to sell such Securities in the future or as to the price at which any such sale may occur. If a market should develop, it is anticipated that such market may be volatile, at least for an initial period of time after the Effective Date, and that certain of the recipients of the Securities in the Reorganization may prefer to liquidate their investments rather than to hold their investments on a long-term basis.

     Substantially all of the 43,925,000 outstanding shares of Class B Common Stock (assuming no exercise of the outstanding warrants) are freely tradeable, subject to certain restrictions with respect to shares held by the former partners and assignees of AmWest and certain other individuals. These shares include 13,881,636 shares of Class B Common Stock issued to the Selling Securityholders pursuant to the Investment Agreement and arrangements with GPA, (all of which have been registered under the Securities Act of 1933), 26,053,185 shares of Class B Common Stock distributed to prepetition creditors and 2,250,000 shares of Class B Common Stock issued to pre-existing common equity holders. In addition, at the Effective Date, the Company issued Warrants to purchase 10,384,615 shares of Class B Common Stock. The Warrants are immediately exercisable, and the Company believes that substantially all of the shares of Class B Common Stock issuable upon such exercise will be freely tradeable.

LIMITATION ON VOTING BY FOREIGN OWNERS

     The Company's Restated Certificate of Incorporation provides that no more than 25% of the voting interest of the Company may be owned or controlled by persons who are not U.S. citizens and that the voting rights of such persons are subject to automatic suspension to the extent required to ensure that the Company is in compliance with applicable laws relating to ownership or control of a U.S. carrier. United States law currently requires that no more than 25% of the voting stock of the Company (or any other domestic airline) may be owned directly or indirectly by persons who are not citizens of the United States. See "Description of Capital Stock -- Limitation on Voting by Foreign Owners."

LABOR NEGOTIATIONS

     The Company historically has operated without collective bargaining agreements covering any of its employees. In October 1993, however, the Air Line Pilots Association ("ALPA") was certified as the bargaining representative of the Company's flight deck crew members, and formal negotiations of a collective bargaining agreement have commenced. In addition, in September 1994 the Company's customer service representatives voted in favor of representation by the Association of Flight Attendants ("AFA"). The Company anticipates that an election will be held during 1994 with respect to a proposal by the Transportation Workers Union ("TWU") to represent the Company's fleet service personnel. On August 1, 1994 the International Brotherhood of Teamsters ("IBT") filed an application to represent the Company's mechanics and related personnel. The Company cannot predict whether the TWU or the IBT will be certified to represent any of the Company's employees. Furthermore, there can be no assurance that a future collective bargaining agreement with any of the ALPA, AFA, TWU or IBT will not contain wage increases, work rules or other provisions that could materially affect the Company's operations or financial performance. See "Business -- Employees."

GOVERNMENT REGULATION

     The Company is subject to the Federal Aviation Act of 1958, as amended (the "Aviation Act"), under which the Department of Transportation (the "DOT") and the Federal Aviation Administration (the "FAA") exercise regulatory authority. This regulatory authority includes (i) the determination and periodic review of the fitness (including financial fitness) of air carriers; (ii) the certification and regulation of the flight equipment; (iii) the approval of personnel who may engage in flight, maintenance and operations activities; and
(iv) the approval of flight training activities and the enforcement of minimum air safety standards set forth in FAA regulations. In accordance with the Airline Deregulation Act of 1978, domestic airline fares and routes are no longer subject to significant regulation. The DOT maintains authority over international aviation, subject to review by the President of the United States, and has jurisdiction over consumer protection policies, computer reservation system issues and unfair trade practices.

     In the last several years, the FAA has issued a number of maintenance directives and other regulations relating to, among other things, retirement of older aircraft, collision avoidance system, airborne windshear avoidance systems, noise abatement and increased inspections and maintenance procedures to be conducted on older aircraft. Additional laws and regulations have been proposed from time to time which could significantly increase the cost of airline operations by imposing additional requirements or restrictions on operations. Laws and regulations have been considered from time to time that would prohibit or restrict the ownership and transfer of airline routes or slots. There is no assurance that laws and regulations currently enacted or enacted in the future will not adversely affect the Company's ability to maintain its current level of operating results. See "Business -- Government Regulations."

FUTURE CAPITAL REQUIREMENTS

     After giving effect to the Reorganization on a pro forma basis, as of June 30, 1994, America West had $574.7 million of long-term indebtedness (including current maturities) and $587.5 million of stockholders' equity. As of such date, the Company had $221.2 million of cash and cash equivalents on a pro forma basis. America West does not have available lines of credit or significant unencumbered assets. America West is more leveraged and has significantly less liquidity than certain of its competitors, several of whom have available lines of credit or significant unencumbered assets. Accordingly, the Company may be less able than certain of its competitors to withstand a prolonged economic recession.

     As of June 30, 1994, the Company had significant capital commitments, including firm commitments and options for a substantial number of new aircraft with a cost aggregating approximately $2.7 billion, a total which is subject to change pending the outcome of current negotiations. Upon the Effective Date, the Company assumed an obligation to lease up to eight aircraft pursuant to put rights held by a third party. The Company will require substantial capital from external sources to meet these financial commitments. The Company has no current financing arrangements for most of its aircraft purchase commitments and intends to seek additional financing (which may include public debt financing or private financing) in the future when and as appropriate. There can be no assurance that sufficient financing will be obtained for all aircraft and other capital requirements. A default by the Company under any such commitment could have a material adverse effect on the Company.

INDEPENDENT AUDITOR'S REPORT ON FINANCIAL STATEMENTS

     The reports of the Company's independent certified public accountants covering the December 31, 1993 financial statements and schedules contain an explanatory paragraph that states that the Company's Chapter 11 proceeding, significant losses, accumulated deficit and highly leveraged capital structure raise substantial doubt about its ability to continue as a going concern. The financial statements and schedules do not include any adjustments that might result from the outcome of these uncertainties. These reports do not cover the pro forma financial statements included elsewhere in this Prospectus and, accordingly, do not address the impact of consummation of the Plan on the Company.

                                  THE COMPANY

GENERAL

     America West is a major United States air carrier providing passenger, cargo and mail service, with its primary markets in the western and southwestern regions of the United States. The Company operates its route system through two principal hubs, Phoenix, Arizona and Las Vegas, Nevada, and a mini-hub in Columbus, Ohio. As of July 31, 1994, America West operated a fleet of 85 jet aircraft and provided service to 45 destinations. Through alliances with Mesa, the Company provides connecting service to an additional 18 destinations. The Company also has formed an alliance with Continental to serve additional destinations.

     America West currently operates with one of the lowest cost structures among the major U.S. airlines, based on reported 1993 results. America West's operating cost per available seat mile for 1993 was 7.01 cents, which was approximately 25% lower than the average operating cost per available seat mile of the nine largest other domestic airlines and was comparable to the costs incurred by Southwest Airlines. The Company's business strategy is to continue to offer competitive fares while maintaining an incrementally higher level of service relative to low cost carriers generally. These services include assigned seating, participation in computerized reservation systems, interline ticketing, first class cabins on certain flights, baggage transfer and various other services. Management believes that its principal hub locations in Phoenix and Las Vegas not only provide a low cost environment for a substantial portion of the Company's operations, but also position the Company to benefit from an expanding market for leisure travel.

     The Company's principal offices are located at 4000 East Sky Harbor Boulevard, Phoenix, Arizona 85034. The Company's telephone number is (602) 693-0800.

BACKGROUND OF THE REORGANIZATION

     America West commenced operations in 1983 with three aircraft serving four destinations from Phoenix, Arizona. America West's original route structure consisted primarily of shorter-haul routes in the southwestern market, which brought it into direct competition with certain low fare airlines, particularly Southwest Airlines. Throughout the 1980s, America West financed rapid expansion of its fleet, with corresponding significant increases in debt and lease obligations. In addition, in the late 1980s, the Company entered the long-haul and, on a very limited basis, international markets. The Company introduced several aircraft types into its fleet in order to pursue this strategy. By July 1991, the Company operated a fleet of 123 aircraft serving 54 destinations in the continental United States, Hawaii, Canada and Japan.

     The Company experienced a significant net loss for the last six months of 1990, as revenues were lower than anticipated and fuel costs were higher than anticipated. The Persian Gulf conflict, which began in August of 1990, the fear of terrorism and the deepening national recession produced depressed traffic levels, higher fuel prices and fierce price competition in the airline industry. Beginning in February 1991, the Company undertook a series of actions designed to improve its cash position and reduce costs, including significant fare promotions and pay reductions. In June 1991, however, the Company faced a severe liquidity crisis and filed for protection under Chapter 11 of the United States Bankruptcy Code.

     During the bankruptcy case, the Company operated as a debtor-in-possession and implemented an operational restructuring pursuant to which it has:

     - Reduced its fleet size from 123 aircraft in July 1991 to 85 at July 31, 1994, facilitating a better matching of capacity to demand through elimination of nonproductive routes.

     - Reduced the aircraft types operated from five to three, resulting in reduced operating costs, including those related to maintenance, training and parts inventories.

     - Implemented certain enhancements to its revenue management system to optimize the level of passenger revenues generated on each flight.

     - Eliminated Company operated commuter service and introduced code-sharing agreements to expand the Company's scope of service and attract a broader passenger base.

     - Implemented numerous cost reduction programs, including a Company-wide pay reduction in August 1991 and reduction of aircraft lease rentals to fair market rates in the summer of 1992.

     These programs, combined with a gradually improving economic climate and a more stable environment relative to fare competition within the airline industry, enabled the Company to realize operating income of $121.1 million in 1993, compared to operating losses of $74.8 million and $104.7 million for 1992 and 1991, respectively.

THE PLAN OF REORGANIZATION

     On August 10, 1994, the order of the Bankruptcy Court confirming the Plan became final. The Plan was consummated on the Effective Date.

     Pursuant to the Plan, after giving effect to various elections made by general unsecured creditors and the exercise of certain subscription rights by certain holders of pre-existing equity interests, the following occurred upon the Effective Date:

     - The partners of AmWest (together with Lehman and Fidelity, as assignees of AmWest) invested $205.3 million in consideration for the issuance of securities by the Company, consisting of (i) 1,200,000 shares of Class A Common Stock at a price of $7.467 per share; (ii) 12,981,636 shares of Class B Common Stock, including 12,259,821 shares at a price of $7.467 per share and 721,815 shares at $8.889 per share (representing shares acquired as a result of cash elections made by unsecured creditors as described below); (iii) 2,769,231 Warrants to purchase shares of Class B Common Stock and (iv) $100 million principal amount of Investment Agreement Senior Notes.

     - The general unsecured creditors of the Company were issued an aggregate of 26,053,185 shares of Class B Common Stock and cash aggregating $6,416,214 (such cash representing $8.889 per share paid to unsecured creditors electing to receive cash in lieu shares of Class B Common Stock).

     - TPG and Fidelity, the holders of preferred equity interests of the Company prior to the Reorganization received their pro rata share of (i) $500,000 and (ii) 250,000 shares of Class B Common Stock (representing shares acquired pursuant to certain subscription rights at a price of $8.889 per share).

     - Holders of common equity interests in the Company prior to the Reorganization were issued 3,615,179 shares of Class B Common Stock (1,365,179 of which shares are to be issued in exchange for cash, aggregating $12,135,076, provided by such equity holders upon the exercise of rights to subscribe for such shares at a price of $8.889 per share), and received 6,230,769 Warrants to purchase shares of Class B Common Stock.

     - In exchange for certain concessions principally arising from cancellation of the right of Guinness Peat Aviation ("GPA") affiliates to put to America West 10 Airbus A320 aircraft at specified rates, GPA, or certain affiliates thereof, received (i) 900,000 shares of Class B Common Stock;
       (ii) 1,384,615 Warrants; (iii) a cash payment of approximately $30.5 million; (iv) the right to require the Company to lease up to eight aircraft of types operated by the Company on terms that the Company believes to be more favorable than those currently applicable to the put aircraft, which right must be exercised prior to June 30, 1999; and (v) the right to designate one director of the Company.

     - Approximately $77.6 million of debtor-in-possession ("D.I.P.") financing and the $62.7 million priority term loan were repaid in full in cash.

     - Continental, Mesa and America West entered into certain Alliance Agreements relating to code-sharing, schedule coordination and certain other relationships and agreements.

     - The Company's Board of Directors was reconstituted to include 15 members, of which nine were designated by the partners of AmWest, three were designated by the Official Committee of Unsecured Creditors (the "Creditors' Committee") and one was designated by each of the Official Committee of Equity Security Holders (the "Equity Committee"), GPA and the pre-Reorganization Board of Directors.

     - The Plan also provided for many other matters, including the satisfaction of certain other prepetition claims in accordance with negotiated settlement agreements, the disposition of the various types of claims asserted against the Company, the adherence to the Company's aircraft lease agreements, the amendment of the Company's aircraft purchase agreements and release of the Company's employees from all currently existing obligations arising under the Company's stock purchase plan in consideration for the cancellation of the shares of Company stock securing such obligations.

     - The Company issued side letters to Fidelity and Lehman reflecting principal terms relating to the treatment of an aggregate of $26 million of claims held by Fidelity and a participation interest in one of those
       claims held by Lehman. Pursuant to these letters, on October   , 1994,
       the Company issued the Additional Senior Notes to Fidelity and Lehman in exchange for (i) full satisfaction of the $22.3 million spare parts credit facility; (ii) full satisfaction of a $1.4 million note; (iii) full satisfaction of a $2.0 million secured ground support loan and (iv)
       cash aggregating $          and $          paid to Fidelity and Lehman,
       respectively. The Additional Senior Notes were issued under the Senior
       Note Indenture with interest accruing from the Effective Date.

     The foregoing is a summary of the material aspects of the Plan. A complete copy of the Plan has been filed as an exhibit to the Registration Statements.

                                USE OF PROCEEDS

     The Company will not receive any proceeds from the sale of the Securities by the Selling Securityholders.

                                DIVIDEND POLICY

     The Company does not anticipate paying cash dividends in the foreseeable future. The Company expects that it will retain all available earnings generated by the Company's operations for the development and growth of its business. Any future determination as to the payment of dividends will be made in the discretion of the Board of Directors of the Company and will depend upon the Company's operating results, financial condition, capital requirements, general business conditions and such other factors as the Board of Directors deems relevant. The Company expects that certain loan agreements including the Indenture covering the Senior Notes will restrict the payment of cash dividends on the Common Stock under certain circumstances. See "Management's Discussion and Analysis of Financial Condition and Results of Operations -- Liquidity and Capital Resources."

                                 CAPITALIZATION

     The following table sets forth the unaudited capitalization of the Company at June 30, 1994, and as adjusted to give pro forma effect to the consummation of the Plan at that date. The presentation does not purport to represent what the Company's actual capitalization would have been had such transactions in fact been consummated on such date. The table should be read in conjunction with the Company's financial statements and the related notes thereto, "Management's Discussion and Analysis of Financial Condition and Results of Operations" and "Unaudited Pro Forma Condensed Financial Information" included elsewhere in this Prospectus.

                                                                            JUNE 30, 1994
                                                                      -------------------------
                                                                                        PRO
                                                                      HISTORICAL       FORMA
                                                                      ----------     ----------
                                                                           (IN THOUSANDS)
Long-term debt, including current maturities:
  Estimated liabilities subject to Chapter 11 proceedings...........  $  379,814     $       --(2)
  Long-term debt, including current maturities......................     500,018        450,249(3)
  11 1/4% Senior Unsecured Notes due 2001...........................          --        124,425(4)
                                                                      ----------     ----------
          Total long-term debt, including current maturities........     879,832        574,674
Stockholders' equity (deficiency)(1):
  Preferred stock...................................................          18             --
  Common stock......................................................       6,424             --
  NewAWA Class A Common Stock.......................................          --             12(4)
  NewAWA Class B Common Stock.......................................          --            438(4)
  Additional paid in capital........................................     200,013        587,050(4)
  Accumulated deficit...............................................    (403,315)            --
                                                                      ----------     ----------
                                                                        (196,860)       587,500
  Less deferred compensation and notes receivable -- employee
     stock purchase plans...........................................      18,478             --(5)
                                                                      ----------     ----------
          Total stockholders' equity (deficiency)...................    (215,338)       587,500
                                                                      ----------     ----------
Total capitalization................................................  $  664,494     $1,162,174
                                                                       =========      =========

- ---------------
(1) Does not include 10,384,615 shares of Class B Common Stock reserved for issuance upon exercise of the Warrants.

(2) Reflects cancellation of liabilities subject to Chapter 11 proceedings.

(3) Reflects additional long-term debt issued in connection with settlement of claims.

(4) Reflects issuance of $126 million 11 1/4% Senior Notes due 2001 net of $1.575 million discount, issuance of Class A and Class B Common Stock, the settlement of claims and recording of equity value of the reorganized Company.

(5) Reflects forgiveness of employee notes receivable and the write-off of related deferred compensation under employee stock purchase plans.

                            SELECTED FINANCIAL DATA

     The selected data presented below under the captions "Statement of Operations Data" and "Balance Sheet Data" for, and as of the end of, each of the years in the five-year period ended December 31, 1993, are derived from the financial statements of the Company, which financial statements have been audited by KPMG Peat Marwick LLP, independent certified public accountants. The financial statements as of December 31, 1993 and 1992, and for each of the years in the three-year period ended December 31, 1993, and the report thereon, are included elsewhere in this Prospectus.

     The selected data should be read in conjunction with the financial statements for the three-year period ended December 31, 1993, the related notes and the independent auditors' report, which contains an explanatory paragraph that states that the Company's Chapter 11 proceeding, significant losses, accumulated deficit and highly leveraged capital structure raise substantial doubt about its ability to continue as a going concern, appearing elsewhere in this Prospectus. The financial statements and the selected data do not include any adjustments that might result from the outcome of these uncertainties. As a result of the Company filing a voluntary petition to reorganize under Chapter 11 of the U.S. Bankruptcy Code on June 27, 1991 and operating as a debtor-in-possession until August 25, 1994, the selected financial data for periods prior to June 27, 1991 are not comparable to periods subsequent to such date. The selected data presented below for the six-month periods ended June 30, 1994 and 1993 and as of June 30, 1994 are derived from the unaudited condensed financial statements of the Company included elsewhere in this Prospectus.

                                                                                                              UNAUDITED
                                                                                                             SIX MONTHS
                                                   YEARS ENDED DECEMBER 31,                                ENDED JUNE 30,
                             --------------------------------------------------------------------     -------------------------
                               1989          1990           1991           1992           1993           1993           1994
                             --------     ----------     ----------     ----------     ----------     ----------     ----------
                                                    (IN THOUSANDS, EXCEPT PER SHARE AMOUNTS AND RATIOS)
STATEMENT OF OPERATIONS
  DATA:
Operating revenues.........  $993,409     $1,315,804     $1,413,925     $1,294,140     $1,325,364     $  641,515     $  708,615
Operating expenses.........   945,293      1,347,435      1,518,582      1,368,952      1,204,310        599,168        626,719
Operating income (loss)....    48,116        (31,631)      (104,657)       (74,812)       121,054         42,347         81,896
Income (loss) before income
  taxes and extraordinary
  items....................    20,040        (76,695)      (222,016)      (131,761)        37,924         12,647         36,782
Income tax expense.........     7,237             --             --             --            759            253          1,471
Income (loss) before
  extraordinary items......    12,803        (76,695)      (222,016)      (131,761)        37,165         12,394         35,311
Extraordinary items(a).....     7,215          2,024             --             --             --             --             --
Net income (loss)..........    20,018        (74,671)      (222,016)      (131,761)        37,165         12,394         35,311
Earnings (loss) per share:
  Primary:
    Before extraordinary
      items................      0.61          (4.26)        (10.39)         (5.58)          1.50           0.52           1.30
    Extraordinary
      items(a).............      0.39           0.11             --             --             --             --             --
    Net earnings (loss)....      1.00          (4.15)        (10.39)         (5.58)          1.50           0.52           1.30
  Fully diluted............      1.00          (4.15)        (10.39)         (5.58)          1.04           0.36           0.92
Shares used for
  computation:
  Primary..................    20,626         18,396         21,534         23,914         27,525         29,669         28,704
  Fully diluted............    20,626         18,396         21,534         23,914         41,509         42,804         40,607
Ratio of earnings to fixed
  charges(b)...............      1.12             --             --             --           1.28           1.18           1.56
BALANCE SHEET DATA:
Working capital
  deficiency...............  $(18,884)    $  (94,671)    $  (51,158)    $ (201,567)    $ (124,375)    $ (188,171)    $ (106,760)
Total assets...............   835,885      1,165,256      1,111,144      1,036,441      1,016,743      1,031,371      1,100,541
Long-term debt, less
  current maturities.......   474,908        620,701        726,514        647,015        620,992        634,435        604,420
Total stockholders' equity
  (deficiency).............    87,203         21,141       (166,510)      (294,613)      (254,262)      (279,626)      (215,338)

- ---------------
(a) Includes extraordinary items of $2,024,000 in 1990 resulting from the purchase and retirement of convertible subordinated debentures and, in 1989, income tax benefits resulting from the utilization of net operating loss carryforwards amounting to $7,215,000.

(b) For purposes of computing the ratio of earnings to fixed charges, "earnings" consist of income (loss) before taxes and extraordinary items plus fixed charges less capitalized interest. "Fixed charges" consist of interest expense including amortization of debt issuance cost, capitalized interest and a portion of rent expense which is deemed to be representative of an interest factor. For the years ended December 31, 1992, 1991 and 1990, earnings were insufficient to cover fixed charges by $131,761,000, $228,680,000 and $83,070,000, respectively.

              UNAUDITED PRO FORMA CONDENSED FINANCIAL INFORMATION

     The following unaudited pro forma condensed balance sheet and unaudited pro forma condensed statement of operations are based on the statements of America West included elsewhere in this Prospectus, as adjusted to give effect to the consummation of the Plan. The unaudited pro forma condensed statements of operations have been prepared as if the Reorganization had occurred on January 1, 1993. The unaudited pro forma condensed balance sheet has been prepared assuming the consummation of the Plan had occurred on June 30, 1994.

     The unaudited pro forma condensed financial information and accompanying notes should be read in conjunction with the Company's financial statements and the notes thereto appearing elsewhere in this Prospectus. The Unaudited Pro Forma Condensed Financial Information is presented for informational purposes only and does not purport to represent what the Company's financial position or results of operations would actually have been if the consummation of the Plan had occurred on such date or at the beginning of the period indicated, or to project the Company's financial position or results of operations at any future date or for any future period.

                          AMERICA WEST AIRLINES, INC.

                  UNAUDITED PRO FORMA CONDENSED BALANCE SHEET
                                 JUNE 30, 1994
                                 (IN THOUSANDS)

                                                       JUNE 30,        PRO FORMA ADJUSTMENTS         JUNE 30,
                                                         1994       ---------------------------        1994
                                                     (HISTORICAL)     DEBIT            CREDIT       (PRO FORMA)
                                                     ------------   ----------       ----------     -----------
ASSETS
Current Assets:
  Cash and cash equivalents.........................  $  176,922    $   98,425(1e)   $   77,561(1b) $  221,230
                                                                       114,857(1d)       65,391(1a)
                                                                        35,600(2)        61,622(3)
  Accounts receivable, net..........................      78,207            --            4,400(2)      73,807
  Expendable spare parts and supplies, net..........      28,622            --            4,425(4a)     24,197
  Prepaid expenses..................................      32,888         1,000               --         33,888
                                                     ------------   ----------       ----------     -----------
         Total current assets.......................     316,639       249,882          213,399        353,122
                                                     ------------   ----------       ----------     -----------
Property and equipment, net, and equipment purchase
  deposits..........................................     709,154            --          145,654(4a)    546,066
                                                                                         17,434(1a)
Restricted cash.....................................      50,468            --           31,200(2)      19,268
Other assets........................................      24,280                            501(4a)     23,779
Reorganization value in excess of amounts allocable
  to identifiable assets............................          --       697,807(4c)           --        697,807
                                                     -----------    ----------       ----------     ----------
                                                      $1,100,541    $  947,689       $  408,188     $1,640,042
                                                     ===========    ==========       ==========     ==========
LIABILITIES AND STOCKHOLDERS' EQUITY (DEFICIENCY)
Current Liabilities:
  Current maturities of long-term debt..............  $  118,621    $   77,561(1b)   $   18,201(1a) $   55,410
                                                                         3,851(3)
  Accounts payable..................................      71,463        10,215(1a)       10,000(1a)     71,248
  Air traffic liability............................. 166,383....            --               --        166,383
  Accrued compensation and vacation benefits........      12,525            --               --         12,525
  Accrued interest..................................       7,812            --               --          7,812
  Accrued taxes.....................................      27,304            --               --         27,304
  Other accrued liabilities.........................      19,291           674(1a)       13,967(4b)     32,584
                                                     -----------    ----------       ----------     ----------
         Total current liabilities..................     423,399        92,301           42,168        373,266
                                                     -----------    ----------       ----------     -----------
Estimated liabilities subject to Chapter 11
  proceedings.......................................     379,814       472,870(1a)       93,056(1a)         --
Long-term debt, less current maturities.............     381,397        57,771(3)        99,425(1e)    519,264
                                                                                         96,213(1a)
Manufacturers' and other deferred credits...........      71,366        71,366(4a)      132,859(4b)    132,859
Other liabilities...................................      59,903        32,750(4a)           --         27,153
Stockholders' equity (deficiency):
  Preferred stock...................................          18            18(1f)           --             --
  Common stock......................................       6,424         6,424(1f)           --             --
  NewAWA class A common stock.......................          --            --               12(1d)         12
  NewAWA class B common stock.......................          --            --              438(1d)        438
  Additional paid in capital........................     200,013       200,013(1f)      587,050(1d)    587,050
  Retained earnings (deficit).......................    (403,315)           --          403,315(1f)         --
                                                     ------------   ----------       ----------     ----------
                                                        (196,860)      206,455          990,815        587,500
                                                     ------------   ----------       ----------     ----------
  Less deferred compensation and notes receivable --
    employee stock purchase plans...................      18,478            --           18,478(1c)         --
                                                     ------------   ----------       ----------     ----------
                                                        (215,338)      206,455        1,009,293        587,500
                                                     ------------   ----------       ----------     ----------
                                                      $1,100,541    $  933,513       $1,473,014     $1,640,042
                                                     ===========    ==========       ==========     ==========

 See accompanying notes to unaudited pro forma condensed financial statements.

                          AMERICA WEST AIRLINES, INC.

             UNAUDITED PRO FORMA CONDENSED STATEMENT OF OPERATIONS
                          YEAR ENDED DECEMBER 31, 1993
                    (IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)

                                               YEAR ENDED           PRO FORMA            YEAR ENDED
                                              DECEMBER 31,         ADJUSTMENTS          DECEMBER 31,
                                                  1993         --------------------         1993
                                              (HISTORICAL)      DEBIT       CREDIT      (PRO FORMA)
                                              ------------     -------      -------     ------------
Operating revenues:
  Passenger.................................   $1,246,564      $    --      $    --      $1,246,564
  Cargo.....................................       40,161           --           --          40,161
  Other.....................................       38,639           --           --          38,639
                                               ----------      -------      -------      ----------
          Total operating revenues..........    1,325,364           --           --       1,325,364
                                                ---------      -------      -------      ----------
Operating expenses:
  Salaries and related costs................      305,429           --           --         305,429
  Rentals and landing fees..................      274,708           --        2,487(7)      272,221
  Aircraft fuel.............................      166,313           --           --         166,313
  Agency commissions........................      106,368           --           --         106,368
  Aircraft maintenance materials and
     repairs................................       31,000           --           --          31,000
  Depreciation and amortization.............       81,894       34,890(8a)   29,973(8b)      86,811
  Other.....................................      238,598           --          474(7)      238,124
                                              ------------     -------      -------     ------------
          Total operating expenses..........    1,204,310       34,890       32,934       1,206,266
                                              ------------     -------      -------     ------------
          Operating income..................      121,054       34,890       32,934         119,098
                                              ------------     -------      -------     ------------
Nonoperating income (expense):
  Interest income...........................          728           --        3,074(9)        3,802
  Interest expense..........................      (54,192)       8,442(6)        --         (62,634)
  Loss on disposition of property and
     equipment..............................       (4,562)          --           --          (4,562)
  Reorganization expense, net...............      (25,015)          --       25,015(5)           --
  Other, net................................          (89)          83(6)        --            (172)
                                              ------------     -------      -------     ------------
          Total nonoperating expenses,
            net.............................      (83,130)       8,525       28,089         (63,566)
                                              ------------     -------      -------     ------------
          Income before income taxes........       37,924       43,415       61,023          55,532
                                              ------------     -------      -------     ------------
Income tax expense..........................          759       34,154(10)       --          34,913
                                              ------------     -------      -------     ------------
Net income..................................   $   37,165      $77,569      $61,023      $   20,619
                                               ==========      =======      =======      ==========
Earnings per share:
  Primary...................................   $     1.50                                $     0.46
                                               ==========                                ==========
  Fully diluted.............................   $     1.04                                $     0.46
                                               ==========                                ==========
Shares used for computation:
  Primary...................................       27,525                                    45,125
                                               ==========                                ==========
  Fully diluted.............................       41,509                                    45,125
                                               ==========                                ==========

 See accompanying notes to unaudited pro forma condensed financial statements.

                          AMERICA WEST AIRLINES, INC.

             UNAUDITED PRO FORMA CONDENSED STATEMENT OF OPERATIONS
                         SIX MONTHS ENDED JUNE 30, 1994
                    (IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)

                                                                                          SIX MONTHS
                                                  SIX MONTHS                                ENDED
                                                    ENDED             PRO FORMA            JUNE 30,
                                                   JUNE 30,          ADJUSTMENTS             1994
                                                     1994        --------------------        (PRO
                                                  (HISTORICAL)    DEBIT       CREDIT        FORMA)
                                                  ----------     -------      -------     ----------
Operating revenues:
     Passenger..................................   $665,044      $    --      $    --      $665,044
     Cargo......................................     21,489           --           --        21,489
     Other......................................     22,082           --           --        22,082
                                                  ----------     -------      -------     ----------
          Total operating revenues..............    708,615           --           --       708,615
                                                  ----------     -------      -------     ----------
Operating expenses:
     Salaries and related costs.................    162,484           --           --       162,484
     Rentals and landing fees...................    132,835           --        1,230(7)    131,605
     Aircraft fuel..............................     75,794           --           --        75,794
     Agency commissions.........................     59,931           --           --        59,931
     Aircraft maintenance materials and
       repairs..................................     18,902           --           --        18,902
     Depreciation and amortization..............     43,198       17,466(8a)   12,194(8b)    48,470
     Other......................................    133,575           --          948(7)    132,627
                                                  ----------     -------      -------     ----------
          Total operating expenses..............    626,719       17,466       14,372       629,813
                                                  ----------     -------      -------     ----------
          Operating income......................     81,896       17,466       14,372        78,802
                                                  ----------     -------      -------     ----------
Nonoperating income (expense):
     Interest income............................        344           --        2,509(9)      2,853
     Interest expense...........................    (26,068)       3,910(6)        --       (29,978)
     Loss on disposition of property and
       equipment................................     (1,270)          --           --        (1,270)
     Reorganization expense, net................    (18,258)          --       18,258(5)         --
     Other, net.................................        138           41(6)        --            97
                                                  ----------     -------      -------     ----------
          Total nonoperating expenses, net......    (45,114)       3,951       20,767       (28,298)
                                                  ----------     -------      -------     ----------
          Income before income taxes............     36,782       21,417       35,139        50,504
                                                  ----------     -------      -------     ----------
Income tax expense..............................      1,471       24,744(10)       --        26,215
                                                  ----------     -------      -------     ----------
Net income......................................   $ 35,311      $46,161      $35,139      $ 24,289
                                                   ========      =======      =======      ========
Earnings per share:
     Primary....................................   $   1.30                                $   0.54
                                                   ========                                ========
     Fully diluted..............................   $   0.92                                $   0.54
                                                   ========                                ========
Shares used for computation:
     Primary....................................     28,704                                  45,125
                                                   ========                                ========
     Fully diluted..............................     40,607                                  45,125
                                                   ========                                ========

 See accompanying notes to unaudited pro forma condensed financial statements.

                          AMERICA WEST AIRLINES, INC.

          NOTES TO UNAUDITED PRO FORMA CONDENSED FINANCIAL STATEMENTS

     The following notes set forth the explanations and assumptions used and adjustments made in preparing the unaudited pro forma condensed balance sheet as of June 30, 1994, and the unaudited pro forma condensed statements of operations for the year ended December 31, 1993 and for the six months ended June 30, 1994.

     The unaudited pro forma condensed financial statements reflect the adjustments described under "Pro Forma Adjustments" below, which are based on the assumptions and preliminary estimates described therein, which are subject to change. These statements do not purport to be indicative of the financial position and results of operations of America West as of such dates or for such periods, nor are they indicative of future results. Furthermore, these unaudited pro forma condensed financial statements do not reflect final amounts for anticipated changes which may occur as the result of activities before and after the Effective Date of the Plan and other matters. (For the purposes of the pro forma financial statements, the "Effective Date" is assumed to be June 30, 1994 for the pro forma balance sheet, and January 1, 1993 for the pro forma statements of operations.)

     The unaudited pro forma condensed financial statements should be read in conjunction with the financial statements and the notes thereto included elsewhere in this Prospectus.

PRO FORMA ADJUSTMENTS

     The unaudited pro forma condensed balance sheet and unaudited pro forma condensed statements of operations reflect the following pro forma adjustments based on the assumptions described below:

     Balance Sheet Pro Forma Adjustments

     1. To record the effects of the consummation of the Plan:

          a. Estimated additional liabilities from settlement of certain claims; payment of certain claims; issuance of new debt to settle claims; cancellation of liabilities subject to Chapter 11 proceedings; and accrual and payment for reorganization expenses including success bonuses;

          b. Repayment of the debtor-in-possession loan;

          c. Forgiveness of employee notes receivable and the write-off of related deferred compensation under employee stock purchase plans.

          d. Issuance of Class A and Class B Common Stock to AmWest and its assignees for gross proceeds of $114.9 million and to settle claims; and record equity value of the reorganized Company;

          e. Issuance of $126 million 11 1/4% Senior Notes, net of $1.575 million discount of which $25 million refinances existing long term debt; and

          f. Cancellation of all pre-existing ownership interests and elimination of the accumulated deficit.

     2. To record the release of restricted cash and holdbacks related to credit card transactions.

     3. To record repayment of priority term loan.

     4. To record estimated "fresh start" adjustments pursuant to Statement of Position 90-7, Financial Reporting by Entities in Reorganization under the Bankruptcy Code ("SOP 90-7"), issued by the American Institute of Certified Public Accountants:

          a. Adjusting assets and liabilities to fair market value. Such fair market values were estimated by America West's management based on its reviews of various appraisals performed on certain of its owned facilities, aircraft, rotable spare parts (including spare engines) and flight simulators; and on management's estimates as to the fair values for other of its fixed assets such as ground support, maintenance and other equipment. Additionally, such estimated market values (including the fair market lease rates for

                          AMERICA WEST AIRLINES, INC.

     leased aircraft) are deemed to reflect the fair market values of those assets, and certain other intangible assets and liabilities (i.e., deferred heavy aircraft maintenance and other aircraft-related maintenance accruals, leasehold improvements, deferred manufacturers' and other credits, and rent leveling provisions) are assumed to be written off at the Effective Date. America West has engaged independent parties to prepare valuations of certain of its fixed assets and leased aircraft rental rates. Based on the results of these valuations, these fair market values and lease rates will be adjusted accordingly.

          b. Adjusting operating leases (principally aircraft operating leases) to fair market lease rates; and

          c. Recording reorganization value in excess of amounts allocable to identifiable assets ("Excess Reorganization Value"). The reorganization value of America West at the Effective Date is based on a valuation analysis prepared by an independent third party. This valuation is, in turn, based on, among other considerations: historical financial results of America West, financial projections of America West through 1997 prepared by management, multiples based on a comparison of qualitative and quantitative data for selected publicly-traded companies engaged in businesses comparable to the business of America West, certain economic and industry information relevant to the business of America West and discussions with management regarding the current operations and prospects of America West. Many of the analytical assumptions upon which this valuation is based are beyond the control of America West and there may be material variations between such assumptions and the actual facts.

     Statements of Operations Pro Forma Adjustments

     5. To eliminate reorganization expense, net. Reorganization costs incurred subsequent to the Effective Date and not accrued at the Effective Date will be reflected as reorganization expenses in the statement of operations in the succeeding period.

     6. To record interest expense for the Senior Notes, and to adjust interest expense for the payoff of the D.I.P. and certain other loans and the amortization of certain debt, given that all such transactions began at the Effective Date.

     7. To adjust lease rent expense (principally aircraft operating leases) to fair market rents.

     8. To adjust depreciation and amortization to be reflective of pro forma balance sheet amounts:

          a. Amortization of Excess Reorganization Value of approximately $698 million on a straight-line basis over a period of 20 years, and subject to certain adjustments as discussed at note 9 below; and

          b. Reduced depreciation and amortization primarily due to the write-down of fixed assets to fair value.

     9. To reclass interest income recorded previously as offsets to Reorganization expenses and record interest income on additional cash and cash equivalents due to the consummation of the Plan.

     10. To adjust income tax expense for the effects of the consummation of the Plan, including limitations on the uses of net operating loss carryforwards due to a statutory ownership change. Pro forma tax expense exceeds the U.S. statutory tax rate of 35% primarily as a result of amortization of Excess Reorganization Value and state and local taxes.

     It is estimated that the Company will have available at the consummation of the Plan net future deductible temporary differences, primarily net operating loss carryforwards. These deferred tax benefits have not been reflected in the accompanying pro forma balance sheet. The realization of these benefits on a pro forma basis are reported as a reduction in Excess Reorganization Value rather than as a reduction in the tax provision in the statements of operations.

                          AMERICA WEST AIRLINES, INC.

     The analysis of the impact of the consummation of the Plan on the provision for income taxes has not been finalized. When such analysis is completed, the actual results could differ from the estimates included in the pro forma financial statements.

     11. Pro forma earnings per share have been computed based on the estimated weighted average number of common shares outstanding during the applicable period assuming that the Plan was effective on January 1, 1993. However, since the exercise price of the Warrants will not be determined until a later date, the earnings per share computation is presented without the effect of the exercise of the Warrants for both primary and fully diluted earnings per share.

               MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL
                      CONDITION AND RESULTS OF OPERATIONS

OVERVIEW

     On August 10, 1994, the United States Bankruptcy Court for the District of Arizona (the "Bankruptcy Court") confirmed the Company's Plan of Reorganization (the "Plan"). The Plan became effective after expiration of the Bankruptcy Code 10-day appeal period, on August 25, 1994 (the "Effective Date").

     In connection with the confirmation hearing on August 10, 1994, the Company filed certain motions with the Bankruptcy Court to secure approval to pay the following confirmation bonuses or success fees:

     -- $9.3 million to be paid based upon length of service to non-officer employees.

     -- $1.2 million to be paid to officers and other members of management.

     -- 125,000 shares of stock in the reorganized Company to be issued to the Company's Chairman and Chief Executive Officer.

     These motions were granted August 26, 1994.

     On June 27, 1991 the Company filed a voluntary petition in the United States Bankruptcy Court for the District of Arizona (the "Bankruptcy Court") to reorganize under Chapter 11 of the United States Bankruptcy Code (the "Bankruptcy Code"). The Company operated as a debtor-in-possession ("D.I.P.") under the supervision of the Bankruptcy Court until the Effective Date of the Plan.

     Due to the bankruptcy case, current economic conditions and the competitive nature of the airline industry, no measure of comparability can be drawn from past results in order to measure those that may occur in the future. Among the uncertainties which have affected the Company's operations in the past and might adversely impact the Company's future operations are (i) general economic conditions; (ii) changes in the cost of fuel, labor, capital and other operating items; (iii) increased level of competition resulting in significant discounting of fares; and (iv) changes in capacity, load factors and yields or reduced levels of passenger traffic due to war or terrorist activities.

     On the Effective Date of the Plan, America West adopted fresh start reporting in accordance with SOP 90-7, resulting in adjustment of the Company's common stockholders' equity and the carrying values of assets and liabilities. Accordingly, the Company's post-reorganization balance sheet and statement of operations will not be prepared on a consistent basis of accounting with the pre-reorganization balance sheet and statements of operations. In connection with the Reorganization, the Company will receive a significant capital infusion, a substantial amount of prepetition liabilities will be converted to equity or otherwise discharged and significant adjustments will be made to reflect the resolution of or provision for certain contingent liabilities.

IMPACT OF FRESH START REPORTING ON RESULTS OF OPERATIONS

     The fresh start reporting adjustments, primarily related to the adjustment of the Company's assets and liabilities to fair market values, will have a significant effect on the Company's future operating results. The more significant adjustments relate to decreased depreciation expense, increased amortization expense relating to reorganization value in excess of amounts allocable to identifiable assets, reduced aircraft rent expense and increased interest expense.

RESULTS OF OPERATIONS

     For the Six Months Ended June 30, 1994 as Compared to the Six Months Ended June 30, 1993

     For the six months ended June 30, 1994, the Company realized a net income of $35.3 million ($1.30 per common share on a primary basis) compared to $12.4 million ($.52 per common share on a primary basis) for the comparable period of 1993. The results for the six months include Reorganization expenses of $18.3 million and $1.9 million for 1994 and 1993, respectively. The continuation of the positive trend in operating results, which commenced during the fourth quarter of 1992, is attributable to several factors which include improved economic and competitive fare conditions, the stabilization of fuel prices as well as the benefits derived from the reduction in fleet size from 104 aircraft to 85 aircraft, the implementation of numerous cost reduction and revenue enhancement programs, the elimination of the Company's commuter operation and the introduction of code sharing agreements.

     Passenger revenues for the six months ended June 30, 1994 increased 10.1% to $665.0 million compared to the 1993 period. Although average passenger yield declined by 4.6% during the period, RPMs increased by 15.3% more than offsetting the decline in yield. Passenger revenues per ASM increased 5.9% to 7.55 cents for the six months of 1994 on the strength of the increase in revenue passenger miles.

     Revenues from sources other than passenger fares increased during the first six months of 1994 to $43.6 million compared to $37.7 million for 1993. This improvement of 16% was due primarily to increases in freight and mail revenues.

     The following table details certain key operating statistics for the six month periods ended June 30, 1994 and 1993.

                                                             SIX MONTHS ENDED JUNE 30,
                                                   ----------------------------------------------
                                                                                 PERCENTAGE
                                                   1994        1993        INCREASE OR (DECREASE)
                                                   -----       -----       ----------------------
    Number of Aircraft (end of period)...........     85          85                  --
    ASMs (millions)..............................  8,804       8,467                 4.0
    RPMs (millions)..............................  6,139       5,324                15.3
    Load Factor (percent)........................   69.7        62.9                10.8
    Yield (cents/RPM)............................  10.82       11.34                (4.6)
    Revenue Per ASM (cents):
      Passenger..................................   7.55        7.13                 5.9
      Total......................................   8.05        7.58                 6.2

     Operating expense per ASM increased to 7.12 cents for the first six months of 1994 compared to 7.08 cents for the same period of the prior year. The table below sets forth the major categories of operating expense per ASM for the applicable periods.

                                                                             SIX MONTHS
                                                                           ENDED JUNE 30,
                                                                           ---------------
                                                                           1994       1993
                                                                           ----       ----
                                                                           (IN CENTS/ASM)
    Salaries and Related Costs...........................................  1.85       1.77
    Rentals and Landing Fees.............................................  1.51       1.66
    Aircraft Fuel........................................................   .86        .99
    Agency Commissions...................................................   .68        .62
    Aircraft Maintenance Materials and Repairs...........................   .21        .17
    Depreciation and Amortization........................................   .49        .47
    Other................................................................  1.52       1.40
                                                                           ----       ----
                                                                           7.12       7.08
                                                                           ====       ====

     The changes in the components of operating expense per ASM between 1994 and 1993 are explained as follows:

     -- For the six month period of 1994 salaries and related costs have increased primarily due to performance and employment award distributions under the transition pay program which was instituted in the second quarter of 1993 and the new pay program instituted in the second quarter of 1994.

     -- Rentals and landing fees decreased due to the reduction in airport rent expense at New York's JFK and Phoenix's Sky Harbor International and the return of certain administrative office space, as part of the Company's facilities consolidation program. In addition, rentals and landing fees have decreased for the first six months of 1994 compared to the 1993 period due to the return of a wet leased aircraft that serviced the Hawaii market through March 31, 1993.

     -- Aircraft fuel expense decreased due to the decline in the average price per gallon to 53.66 cents in 1994 from 62.87 cents for 1993.

     -- The increase in the level of agency commission expense is primarily due to the significant increase in passenger revenue per ASM from 7.13 cents for 1993 to 7.55 cents for 1994.

     -- The level of aircraft maintenance materials and repairs expense has increased primarily as a result of higher aircraft utilization. Average daily utilization of the aircraft fleet has increased from 10.7 hours per day for 1993 to 11.1 hours per day for 1994. This higher level of utilization has resulted in increases to engine and engine component repair expense and to increases in line maintenance materials usage.

     -- The increase in depreciation and amortization expense is primarily attributable to increased heavy engine overhauls on a scheduled basis.

     -- The increase in other operating expenses of 13% is primarily due to increased media advertising costs as well as expenses related to increased traffic such as credit card discount fees, booking fees, telephone charges, catering expenses and single/multiple use supplies.

     Non-operating expenses (net of non-operating income) amounted to $45.1 million and $29.7 million for 1994 and 1993, respectively. Interest expense for 1994 was $26.1 million, slightly below the $27.6 million for the same period of 1993. In conformity with SOP 90-7, the Company has ceased accruing and paying interest on unsecured pre-petition long-term debt. Interest expense for 1994 would have been $33.9 million, if the Company had continued to accrue interest on such debt.

     During the first six months, the Company incurred expenses of $18.3 million in 1994 and $1.9 million in 1993 in connection with the Reorganization. Such expenses for 1994 include increased professional fees and charges of $7.5 million related to the termination of the Kawasaki Put Agreement and the settlement of an administrative claim. Reorganization related expenses are expected to significantly affect future results.

     Effective January 1, 1993, the Company adopted Statement of Financial Accounting Standards No. 109 "Accounting for Income Taxes," (SFAS 109). Since there was no cumulative effect of this change in accounting method, prior year financial statements have not been restated.

     For the Years Ended December 31, 1993, 1992 and 1991

     The Company realized net income of $37.2 million ($1.50 per common share) for 1993 compared to net losses of $131.8 million ($5.58 per common share) and $222 million ($10.39 per common share) for 1992 and 1991, respectively. The results for 1993 include reorganization expenses of $25 million and losses aggregating $4.6 million primarily resulting from the disposition of surplus spare aircraft parts and equipment. During 1992, the Company recorded restructuring charges of $31.3 million, reorganization expenses of $16.2 million and a gain of $15 million from the sale of its Honolulu to Nagoya, Japan route, while the 1991 results were affected by reorganization expenses of $58.4 million. The Company was only one of two major U.S. airlines to report a profit in each quarter of 1993.

     The Company began to realize significant improvement in its operating results commencing the fourth quarter of 1992. During 1993, the level of operating income improved each quarter as shown in the table below.

                                                    1993 QUARTERLY RESULTS (UNAUDITED)
                                           ----------------------------------------------------
                                            1ST        2ND        3RD        4TH         YEAR
                                           ------     ------     ------     ------     --------
                                                              (IN MILLIONS)
    Total Operating Revenues.............  $316.6     $324.9     $335.1     $348.8     $1,325.4
    Total Operating Expenses.............   299.4      299.7      302.1      303.1      1,204.3
                                           ------     ------     ------     ------     --------
    Operating Income.....................  $ 17.2     $ 25.2     $ 33.0     $ 45.7     $  121.1
                                           ======     ======     ======     ======      =======

     The improvement in operating results for 1993 compared to 1992 and 1991 is attributable to several factors, the most significant of which are noted below.

     -- A gradually improving economic climate, and a more stable environment relative to fare competition within the airline industry.

     -- The reduction in fleet size from 123 aircraft in July 1991 to the current fleet of 85 aircraft has facilitated a better matching of capacity to demand. In addition, the consolidation of the fleet from five to three aircraft types has enabled the Company to further reduce its level of costs including those related to maintenance, training and inventories of parts.

     -- In addition to reducing or eliminating certain routes as part of the aircraft fleet downsizing, the Company implemented certain enhancements to its revenue management system in an effort to optimize the level of passenger revenues generated on each flight. Such enhancements enable the Company to more effectively allocate seats within various fare categories.

     -- The implementation of numerous cost reduction programs since 1991, including a Company-wide pay reduction in August of 1991 and reductions of aircraft lease rentals to fair market rates in the fall of 1992.

     -- The elimination of the Company's commuter operation and the introduction of three code-sharing agreements have enabled the Company to expand its scope of service and attract a broader passenger base.

     The effect of these programs and the other factors described above resulted in operating income of $121.1 million for 1993, compared to operating losses of $74.8 million and $104.7 million for 1992 and 1991, respectively.

     Total operating revenues were $1.3 billion in 1993, an increase of 2.4% compared to the prior year and 6.3% less than 1991, primarily due to the significant reduction in capacity. On April 1, 1993, the Company ceased service to Hawaii. Passenger revenues for 1993, 1992 and 1991 were $1.2 billion, $1.2 billion and $1.3 billion, respectively. Summarized below are certain capacity and traffic statistics for the years ended December 31, 1993, 1992 and 1991 and the percentage change in such statistics from 1991 and 1992, respectively, to 1993.

                                                                                      PERCENT CHANGE
                                                                                    ------------------
                                                                                     1992       1991
                                             1993          1992          1991       TO 1993    TO 1993
                                          ----------    ----------    ----------    -------    -------
Aircraft (end of period)...............           85            87           101      (2.3)     (15.8)
ASMs (in thousands)....................   17,190,489    19,271,353    20,627,472     (10.8)     (16.7)
RPMs (in thousands)....................   11,220,753    11,780,568    13,030,279      (4.8)     (13.9)
Load Factor (percent)..................         65.3          61.1          63.2       6.9        3.3
Passenger Enplanements (in
  thousands)...........................       14,740        15,173        16,907      (2.9)     (12.8)
Average Journey Miles..................          970           990           962      (2.0)        .8
Average Stage Length...................          645           631           598       2.2        7.9
Yield (cents/RPM)......................        11.11         10.31         10.22       7.8        8.7
Revenue Per ASM (cents):
  Passenger............................         7.25          6.30          6.46      15.1       12.2
  Total................................         7.71          6.72          6.85      14.7       12.6

     In spite of the significant decline in capacity in 1993 compared to the two previous years, passenger revenues per ASM improved by 15.1 percent and 12.2 percent compared to 1992 and 1991, respectively. This improvement was primarily attributable to the combination of the following factors.

     -- An improved climate relative to the economy and industry fare competition.

     -- The reduction in aircraft fleet size in conjunction with the implementation of enhancements to the Company's revenue management systems.

     -- The elimination of "fare simplification" in 1993 and 50 percent-off sales that occurred on an industry-wide basis in the second and third quarters of 1992.

     -- The 50 percent-off sale conducted by the Company on a system-wide basis in February 1991.

     Revenues from sources other than passenger fares decreased during 1993 to $78.8 million compared to $79.3 million and $81.7 million for 1992 and 1991, respectively. Freight and mail revenues comprised 51.0%, or $40.2 million, of other revenues for 1993. This represents a decrease of 4.6% compared to 1992 and
8.0 percent compared to 1991. For the years 1993, 1992 and 1991, the Company carried 110.7 million, 116.4 million and 119.8 million pounds of freight and mail, respectively. The decline in freight and mail revenues during the last three years is a direct result of capacity reductions, the most significant of which relate to the cessation of service to Hawaii and Nagoya, Japan. The balance of other revenues includes revenues generated from pilot training, contract services provided to other airlines for maintenance and ground handling, reduced rate fares, alcoholic beverage and headset sales, and service charges assessed for refunds, reissues and prepaid ticket advices.

     In spite of the significant reductions in capacity which have occurred since the filing for protection under Chapter 11, operating expense per ASM has declined to 7.01 cents for 1993 from 7.10 cents for 1992 and 7.36 cents for 1991. The table below sets forth the major categories of operating expense per ASM for 1993, 1992 and 1991 and the percentage change in such expenses from 1991 and 1992, respectively, to 1993:

                                                                             PERCENT CHANGE
                                                                            -----------------
                                                                            1992 TO   1991 TO
                                                       1993   1992   1991    1993      1993
                                                       ----   ----   ----   -------   -------
                                                       (IN CENTS)
    Salaries and Related Costs.......................  1.78   1.68   1.86      6.0      (4.3)
    Rentals and Landing Fees.........................  1.60   1.76   1.70     (9.1 )    (5.9)
    Aircraft Fuel....................................  .97    .97    1.08       --     (10.2)
    Agency Commissions...............................  .62    .55    .62      12.7        --
    Aircraft Maintenance Materials and Repairs.......  .18    .20    .20     (10.0 )   (10.0)
    Depreciation and Amortization....................  .48    .45    .47       6.7       2.1
    Restructuring Charges............................   --    .16     --    (100.0 )      --
    Other............................................  1.38   1.33   1.43      3.8      (3.5)
                                                       ----   ----   ----   -------   -------
                                                       7.01   7.10   7.36     (1.3 )    (4.8)
                                                       ====   ====   ====   =======   =======

     The changes in the components of operating expense per ASM should be considered in relation to the decline in available seat miles of 10.8% and 16.7% from 1992 and 1991, respectively, and are explained as follows:

     -- The 6.0% increase in salaries and related costs compared to 1992 is a result of the decline in capacity as well as the implementation of a transition pay program in the second quarter of 1993. The transition pay program was designed to restore a portion of the 10% wage reduction that was effected Company-wide on August 1, 1991 (officers and other management personnel received wage reductions of 10% to 25% commencing in February 1991). The program, which was in effect for four fiscal quarters, provided for the following payments on a quarterly basis to all active employees during the quarter.

          a. Commencing the second quarter of 1993, performance award distributions were made based upon the Company meeting or exceeding its operating income target for a given quarter as incorporated in its business plan. The aggregate award for 1993 amounted to approximately $6.5 million including applicable payroll taxes.

          b. Commencing the third quarter of 1993, employment award distributions were made based on the greater of .5 percent of an employee's annual base wage, or $125, whichever is higher, on a quarterly basis. The aggregate award for 1993 amounted to approximately $2.6 million including applicable payroll taxes.

     The favorable variance compared to the 1991 level was primarily attributable to the reduction in payroll costs related to the decline in capacity as well as overhead and the Company-wide wage reduction instituted in August 1991.

     -- Rentals and landing fees decreased due to the reduction in fleet size to 85 aircraft as well as the reduction in rental rates to fair market rates for certain aircraft commencing in August 1992 for a period of two years.

     -- Aircraft fuel decreased due to the decline in the average price per gallon to 61.05 cents from 62.70 cents for 1992 and 67.10 cents for 1991.

     -- The increase in the level of agency commission expense is primarily due to the significant increase in passenger revenue per ASM from 6.30 cents and 6.46 cents for 1992 and 1991, respectively, to 7.25 cents for 1993.

     -- The decrease in aircraft maintenance materials and repairs is primarily due to the change in the composition of the aircraft fleet.

     -- Restructuring charges incurred in 1992 consisted of the following:

                                                                        (IN MILLIONS OF DOLLARS)
                                                                        ------------------------
    Write-off for certain assets related to station closures or route
      restructuring...................................................           $  9.5
    Provision for spare parts for aircraft types no longer in
      service.........................................................             12.7
    Provision for employee severance..................................              2.3
    Loss on return of aircraft........................................              6.8
                                                                                 ------
                                                                                 $ 31.3
                                                                                 ======

     The restructuring charges were necessitated by aircraft fleet reductions and other operational changes. The Company reduced its fleet to 87 aircraft at the end of 1992, as well as eliminated two of five aircraft types it operated. Additionally, employee headcount was reduced by approximately 1,500 employees and service was terminated to ten cities through the end of 1992.

     -- The increase in depreciation and amortization is primarily attributable to increased heavy engine overhauls.

     -- Other operating expenses decreased 7.1 percent compared to 1992 and was lower by 18.9% compared to 1991. The decrease compared to the prior year is primarily attributable to the 10.8% decline in capacity.

     Non-operating expenses (net of non-operating income) for 1993, 1992 and 1991 were $83.1 million, $56.9 million and $117.4 million, respectively. Interest expense decreased to $54.2 million in 1993 from $55.8 million in 1992 and $61.9 million in 1991. In conformity with Statement of Position 90-7, "Financial Reporting by Entities in Reorganization under the Bankruptcy Code," issued by the American Institute of Certified Public Accountants, the Company has ceased accruing and paying interest on unsecured pre-petition long-term debt. Had the Company continued to accrue interest on such debt, interest expense for 1993, 1992 and 1991 would have been $73.0 million, $73.9 million and $79.3 million, respectively. See Financial Statements and Supplementary
Data -- Notes 3a and 4 of Notes to Financial Statements.

     The Company incurred expenses of $25 million in 1993, $16.2 million in 1992 and $58.4 million in 1991 in connection with its efforts to reorganize under Chapter 11. Such expenses for 1993 include net charges aggregating $18.2 million in accruals for unsecured claims and settlements of administrative claims primarily relating to leased aircraft which were returned to the lessors. Reorganization related expenses are expected to significantly affect future results and to continue until such time as the Company has obtained approval for its plan of reorganization.

     Effective January 1, 1993, the Company adopted Statement of Financial Accounting Standards No. 109, "Accounting for Income Taxes" ("SFAS 109"). Since there was no cumulative effect of this change in accounting, prior year financial statements have not been restated.

LIQUIDITY AND CAPITAL RESOURCES

     At June 30, 1994, the Company had a working capital deficiency of $106.8 million, which declined from $124.4 million at December 31, 1993, primarily due to an increase in cash and receivables resulting from improved operating results. At June 30, 1994, cash and cash equivalents were $176.9 million, compared to $99.6 million at December 31, 1993.

     On the Effective Date, the Company had unrestricted and restricted cash balances of approximately $215 million and $21 million, respectively (compared to $25 million and $41 million, respectively, prior to the Chapter 11 filing). The estimates of unrestricted cash include approximately $215 million relating to the issuance of the Class A Common Stock, the Class B Common Stock and the Investment Agreement Senior Notes. Such projected cash balances are also net of estimated Plan confirmation payments of approximately $186 million, including approximately $140 million of outstanding D.I.P. and certain other financings.

     On the Effective Date, the Company's total estimated long-term debt (including related current maturities and liabilities subject to compromise) was reduced from approximately $957 million to approximately $554 million. On the Effective Date, stockholders' equity was $587.5 million. Accordingly, on a pro forma basis, the Company's ratio of debt to equity was 0.94 to 1.

     After the Effective Date, the Company was substantially less leveraged and possessed significantly greater liquidity than during the several years prior to filing its Chapter 11 petition. It is anticipated that this financial condition in conjunction with its current low cost structure will enable the Company to better withstand future negative events, such as an economic downturn, escalating fuel prices and intense fare competition, as well as gain access to traditional market sources for its future financing requirements. Substantial obligations relating to long-term aircraft and airport terminal facilities leases continue to exist.

     During 1993, the Company incurred capital expenditures of $54.3 million, primarily relating to aircraft modifications and heavy airframe and engine overhauls. The Company anticipates capital expenditures for 1994 to aggregate $82 million primarily for rotable spare parts, aircraft modifications and major overhauls. The Company expects to fund these capital expenditures with cash provided by operations.

     At June 30, 1994, the Company had on order a total of 49 aircraft of the types the Company currently operates, of which 29 are firm orders and 20 are option orders. The current estimated aggregate cost for the acquisition of the 49 aircraft is approximately $2.7 billion (which amount may change as a result of current negotiations and does not reflect any deliveries the Company may take pursuant to put arrangements more fully discussed below). All of these aircraft are to be purchased from Boeing or AVSA. For a more complete description of the Company's rights and obligations with respect to the purchase of aircraft, see "Business -- Aircraft."

     With respect to the agreements with Boeing, the B737-300 purchase contract has been affirmed in the Company's bankruptcy proceedings. With timely notice to the manufacturer, all or some of these deliveries may be converted to B737-400 aircraft. Existing purchase agreements for B757-200 and B747-400 aircraft have neither been affirmed nor rejected. All Boeing purchase agreements require a 24-month reconfirmation notice for the delivery of each aircraft. As of June 30, 1994, ten B737-300 and nine B757-200 delivery positions have expired due to the lack of reconfirmation by the Company, leaving 14 and 11 delivery positions for B737-300s and B757-200s, respectively. The failure to reconfirm such delivery positions exposes the Company to loss of pre-delivery deposits and other claims which may be asserted in the bankruptcy proceeding. The Company also has a pre-petition executory contract under which the Company holds delivery positions for four B747-400 aircraft under firm order and four B747-400 aircraft under option order. This executory contract allows the Company, with the giving of adequate notice, to substitute B737-400 aircraft for those delivery positions. The Company is currently renegotiating all of its aircraft purchase agreements with Boeing and has reached a proposed settlement with Boeing pursuant to which (i) existing leases on two aircraft would be extended, (ii) a Boeing 757 aircraft would be leased beginning in December 1994, (iii) the existing purchase contracts would be cancelled and negotiations with respect to a new purchase contract would continue, and (iv) the net balance of certain deposits of approximately $6.0 million would be retained by Boeing pending execution of the new purchase contract, at which time the deposit would be credited to the new contract. The proposed settlement with Boeing is subject to Bankruptcy Court approval, a hearing for which is scheduled for August 24, 1994.

     With respect to the purchase of aircraft from AVSA, a single executory contract for the purchase of 24 A320 aircraft has neither been affirmed nor rejected by the Company. As part of the investment by AmWest, the A320 purchase agreement was amended to provide the Company with greater flexibility and reduced pricing. Under the modified terms, delivery dates of the aircraft will fall in the years 1998 through 2000 with an option to further defer deliveries. In addition, if new A320 aircraft are delivered as a result of the renegotiated put agreement (see discussion below), the Company will have the right to cancel on a one-for-one basis up to a maximum of eight non-consecutive aircraft deliveries, subject to certain conditions. Negotiations are currently continuing between AVSA and the Company.

     During 1994, leases relating to four Boeing 737-200 aircraft, two Airbus A320 aircraft and two Boeing 757 aircraft are scheduled to expire. The Company has negotiated extensions of the leases for all but one of the Airbus A320 aircraft for terms ranging from one to three years. One Airbus A320 aircraft was returned to the lessor and was replaced by a Boeing 757 aircraft which has been leased for a term of three years. In June 1994, the Company renegotiated a put agreement for ten A320 aircraft. The new agreement reduced the number of put aircraft from ten to eight and rescheduled the deliveries to start not earlier than June 30, 1995 and end on June 30, 1999. Under the new agreement, new or used A320 aircraft, B737-300 or B757-200 aircraft may be put to the Company but at a rate of no more than two in 1995 and with respect to each ensuing year during the put period, of no more than three. In addition, no more than five used aircraft may be put to the Company and for every new A320 aircraft put to the Company, the Company has the right to reduce the AVSA A320 purchase contract on a one-for-one basis. During each January of the put period, the Company will negotiate the type and delivery dates of the put aircraft for that year. The puts will require 150-day notice and will be leased at fair market rates, for terms ranging from three to 18 years, depending on the type and condition of the aircraft. As part of the renegotiated agreement, certain financial concessions were granted to the put holder.

     As a result of implementation of the Plan, the net operating loss carryforwards (and other tax attributes) of the Company may be subject to the limitations imposed by section 382 of the Internal Revenue Code ("Section 382").

     Under Section 382, if a corporation undergoes an ownership change, the amount of its pre-change losses that may be utilized to offset future taxable income generally will be subject to an annual limitation. The issuance of Class B Common Stock pursuant to the Plan constituted an ownership change of the Company.

     Subject to certain exceptions, the Senior Note Indenture limits the declaration or payment of dividends and certain other transactions (defined in the Indenture as Restricted Payments). Such Restricted Payments are not permitted if a Default or an Event of Default has occurred and is continuing, and otherwise such payments are limited generally to 50% (or 75% if the Senior Notes receive certain investment grade ratings) of Adjusted Consolidated Net Income, as defined in the Indenture, plus proceeds of certain capital stock issuances plus $25 million. At December 31, 1993, on a pro forma basis, the Company would have had available approximately $37 million for dividends or other Restricted Payments under such test (assuming the Effective Date was January 1, 1993, the 50% test were applicable, no capital stock was issued for any reason and there was no default under the Indenture). For a more detailed description of these restrictions, see "Description of the Senior
Notes -- Certain Covenants."

                                    BUSINESS

     America West is a major United States air carrier providing passenger, cargo and mail service, with its primary markets in the western and southwestern regions of the United States. The Company operates its route system through two principal hubs, Phoenix, Arizona and Las Vegas, Nevada, and a mini-hub in Columbus, Ohio. As of July 31, 1994 America West operated a fleet of 85 jet aircraft and provided service to 45 destinations. Through alliances with Mesa, the Company provides connecting service to an additional 18 destinations. The Company has also formed an alliance with Continental to serve additional destinations.

     The Company filed a voluntary petition for protection under Chapter 11 of the Bankruptcy Code on June 27, 1991. The Company's plan of reorganization (the "Plan") was confirmed by the United States Bankruptcy Court for the District of Arizona (the "Bankruptcy Court") on August 10, 1994. The Plan became effective on August 25, 1994 (the "Effective Date"). In connection with its reorganization in bankruptcy and related operational restructuring (the "Reorganization"), the Company took significant steps to improve its operations, including (i) reducing its fleet size from 123 aircraft in July 1991 to 85 in May 1994, facilitating a better matching of capacity to demand through elimination of nonproductive routes; (ii) reducing the aircraft types operated from five to three to reduce operating costs; (iii) implementing certain enhancements to its revenue management system to optimize the level of passenger revenues operated on each flight; (iv) eliminating Company operated commuter service and introducing code-sharing agreements to expand the scope of service and attract a broader passenger base; and (v) implementing numerous cost reduction programs, including a Company-wide pay reduction in August 1991 and the reduction of aircraft lease rentals to fair market rates in the fall of 1992. As a result of these measures as well as a gradually improving economic climate and a more stable environment relative to fare competition within the airline industry, America West was one of only two major airlines to report a profit in each quarter of 1993, realizing net income for 1993 of $37.2 million and operating income of $121.1 million on revenues of $1.33 billion.

BUSINESS STRATEGY

     The Company's business strategy is to continue to offer competitive fares while providing an incrementally higher level of service relative to low cost carriers generally. The principal features of the Company's business strategy are as follows.

     Maintain Competitive Pricing While Providing Differentiated
Service. America West currently operates with one of the lowest cost structures among the major U.S. airlines, based on reported 1993 results. The Company's operating cost per ASM for 1993 was 7.01 cents, which was approximately 25% less than the average operating cost per ASM of the nine largest other domestic airlines and was comparable to the cost structure of Southwest Airlines, which operates in the Company's principal market areas. Management believes that the Company can continue to offer fares that are competitive with those offered by low cost carriers in the Company's markets, while providing a differentiated level of service generally. Passenger services provided by America West include assigned seating, participation in computerized reservation systems, interline ticketing, first class cabins on certain flights, baggage transfer and various other services. The Company believes that these features distinguish America West from certain low cost carriers in the Company's markets, including Southwest Airlines, and enable the Company to attract passengers without competing solely on the basis of fares.

     Achieve Growth in Revenue Passenger Miles. Management believes the Company's pricing and service strategies, together with a gradual improvement of general economic activity, will enable the Company to achieve growth in revenue passenger miles in its existing markets and to expand into certain other North American markets. Management believes that growth in existing markets will be achieved in part due to the location of the Company's principal hubs. Both Phoenix and Las Vegas are experiencing population growth in excess of national averages, and these hubs are well situated to benefit from an expanding market for leisure travel.

     Expand Service through Alliances. As a part of the Reorganization, the Company entered into Alliance Agreements with Continental and Mesa. With Continental, the Company agreed to implement certain code-sharing arrangements, coordinate certain flight schedules to maximize connections between the two airlines, share ticket counter space, link frequent flyer programs, and coordinate ground handling operations. With Mesa, America West has entered into two code-sharing agreements that establish Mesa as a feeder carrier for the Company at its hubs in Phoenix and Columbus. The code-sharing agreements provide for coordinated flight schedules, passenger handling and computer reservations under the America West flight designator code, thereby allowing passengers to purchase one air fare for their entire trip. Mesa connects 13 cities to the Company's Phoenix hub, operates under the name "America West Express" and has begun to incorporate the color scheme and commercial logo of America West on certain aircraft utilized on these routes. Mesa serves five destinations from the Company's Columbus mini-hub operations. Management believes the Alliance Agreements will contribute significantly to the Company's growth in revenue passenger miles and operating results.

     Maintain a Cost Effective Fleet. In connection with its Reorganization, the Company substantially reduced its aircraft fleet to the current level, reduced the aircraft types from five to three and renegotiated lease rates for certain aircraft to fair market rates. As of June 30, 1994, the Company's fleet consisted of 56 Boeing 737s, 17 Airbus 320s and 12 Boeing 757s, with an average age of approximately 8.6 years. The fleet enables the Company to achieve low fuel costs compared to industry averages and to enjoy operational efficiencies due to the limited number of aircraft types. Current plans provide for an increase in the Company's fleet from 85 to 105 aircraft by 1997 through the acquisition of additional aircraft of the types currently operated by the Company.

OPERATIONS

     Hub Operations. The Company operates primarily through hub airports in Phoenix and Las Vegas and, to a lesser extent, through its mini-hub in Columbus, Ohio. The Company schedules banks of flights timed to arrive at the hub from one direction at approximately the same time and to depart toward the opposite direction a short time later. The hub system allows the Company to transport passengers between a large number of destinations with substantially more frequent service than if each route were served directly.

     The Company is the leading airline serving Phoenix Sky Harbor International Airport with approximately 40% of all enplanements and an average of 149 daily departures during 1993. In Las Vegas, the Company is the second largest carrier with approximately 26% of all enplanements during 1993. In both markets the Company's principal competitor is Southwest Airlines, which handled approximately 30% and 29% of enplanements in Phoenix and Las Vegas, respectively, in 1993. America West offers fares comparable to or below those of its competitors on most routes. America West is able to use pricing as a part of its strategy because of its ability to provide service generally comparable to the full service airlines while maintaining a lower cost structure than these competitors. In selected markets, America West has chosen not to match Southwest Airlines' fares, but differentiates itself from Southwest Airlines in these and other markets by providing assigned seating, interline ticketing, baggage transfer and various other services typically offered by a full service carrier.

     The Company established a mini-hub at Columbus, Ohio in December 1991. As of July 31, 1994, the Company provided non-stop jet service to 11 destinations from Columbus. During 1993, the Company enplaned approximately 18% of the Columbus traffic compared to approximately 21% and 12% for USAir and Delta, respectively.

     The success of the Company's hub system depends on its ability to attract passengers traveling to and from its hubs, as well as passengers traveling through the hubs to the Company's other destinations. The Company believes that several factors have contributed to the success of its operations in Phoenix and Las Vegas. First, the rate of population growth in these two cities has exceeded the national average in recent periods. Second, Phoenix and Las Vegas are popular vacation destinations and, therefore, benefit from the fact that a growing percentage of airline travelers are leisure or non-business travelers. Third, the Company believes that certain costs of operating in Phoenix and Las Vegas are less than in certain other geographic regions. Finally, these hub operations allow the Company to serve a number of relatively high density routes that involve short-and medium-haul service without competing directly in the more intensely competitive long-haul markets against larger carriers.

     Hub operations involve certain inefficiencies that are primarily associated with the need to maintain terminal resources adequate to deal with periods of peak demand when numerous aircraft converge at the hub, even though this demand occurs only a few times per day. As a result, certain carriers have emphasized or announced intentions to initiate "point-to-point" flights not integrated with hub operations that can potentially serve specific routes at lower cost than comparable hub operations. Although the Company continually evaluates its operating strategy in light of changing market conditions, the Company's current strategy is to increase utilization of its existing hub facilities by increasing frequency of service on existing routes served by its hub operations and identifying selected markets into which the Company can expand utilizing its existing hub operations. An important part of the Company's strategy involves code-sharing arrangements with regional carriers that serve its hub airports and alliances with major carriers that complement the Company's operations.

     Regional/Commuter Service. A number of passengers served by the Company's operations arrive at its hub airports via regional or commuter service airlines that serve the surrounding areas. These airlines typically utilize turboprop rather than jet aircraft and focus on flights less than 200 miles in length and 90 minutes in duration. In order to maximize the number of enplanements of passengers from these commuter airlines, America West has entered into two code-sharing agreements with Mesa designed to establish Mesa as a feeder carrier for the Company at its hubs in Phoenix and Columbus. The code-sharing agreements provide for coordinated flight schedules, passenger handling and computer reservations under the America West flight designator code, thereby allowing passengers to purchase one air fare for their entire trip. Mesa connects 13 cities to the Company's Phoenix hub, operates under the name "America West Express" and has begun to incorporate the color scheme and commercial logo of America West on aircraft utilized on these routes. Mesa services five destinations from the Company's Columbus mini-hub operation. In connection with the Reorganization, the Company and Mesa agreed to extend the terms of these code-sharing agreements until 1999.

     Alliance Agreements. In connection with its Reorganization, the Company agreed to form an alliance with Continental pursuant to which the Company and Continental agreed to implement certain code-sharing arrangements, coordinate certain flight schedules, share ticket counter space, link frequent flyer programs, and coordinate ground handling operations for mutual benefit. These arrangements will be implemented in phases, commencing in the third quarter of 1994. The Company believes that it will realize substantial benefits from such agreements, which are intended to increase the number of America West enplanements of Continental passengers and vice versa. In addition, the Company will be able to offer its existing customers connections to a greater number of destinations served by Continental, which may permit the Company to further increase its market share in its hub markets.

COMPETITION AND MARKETING

     The airline industry is highly competitive and susceptible to price discounting, and America West must compete with carriers that are much larger and have substantially greater resources. The entry of additional new carriers on many of the Company's routes (as well as increased competition from or the introduction of new services by established carriers) could negatively impact America West's results of operations. See "Investment Considerations -- Adverse Industry Conditions and Competition." Generally, the passenger carrier industry is segmented into markets based on the length of trip and level of service, including long-haul domestic and international routes, medium-haul (two to three hours) and short-haul (less than two hours) routes serviced by jet aircraft, and commuter routes served by turboprop aircraft. America West services primarily short-haul and medium-haul routes connected to its hub operations, engages only to a limited extent in long-haul flights, which are dominated by larger carriers, and does not engage in regional commuter flights, which are primarily served by smaller non-jet carriers. America West competes primarily with Southwest Airlines at its Phoenix and Las Vegas hub operations and with USAir and Delta at its Columbus mini-hub.

     As is the case with other carriers, most tickets for travel on America West are sold by travel agents through computer reservation systems that have been developed and are controlled by other airlines. Travel agents generally receive commissions based on the price of tickets sold. Accordingly, airlines compete not only with respect to the price of tickets sold but also with respect to the amount of commissions paid. Airlines often pay additional commissions in connection with special revenue programs. Federal regulations have been promulgated that are intended to diminish preferential schedule displays and other practices with respect to the reservation systems that place the Company and other similarly situated users at a competitive disadvantage to the airlines controlling the systems.

     The Company has implemented certain measures to increase leisure travel utilizing America West flights. In 1987 the Company developed America West Vacations, which is a tour packaging division that arranges vacation packages that include hotel accommodations, air fare and ground transportation in certain markets. During 1993, this division sold approximately 500,000 room nights and over 315,000 round trip tickets and generated approximately $100 million in gross revenues. In 1993, the Company became the preferred commercial air carrier of the MGM Grand Hotel Casino and Theme Park ("MGM") in Las Vegas. Pursuant to an agreement with MGM, America West will develop joint marketing programs that target travel agents and consumers, which management believes will enhance America West's presence in the Las Vegas market.

     The Company also has an exclusive arrangement with the Phoenix Suns professional basketball team pursuant to which the arena in which the team plays is named "America West Arena," and the Company's name and logo appear throughout the facility, including on the basketball court. As a result of this association, the Company receives media exposure at no additional expense during national and local telecasts of Phoenix Suns basketball games, as well as during other events at the arena.

FLIGHTFUND

     All major airlines have established frequent flyer programs to encourage travel on that particular carrier. America West offers the FlightFund program that allows members to earn mileage credits by flying America West and certain other carriers and by using the services of other program participants such as bank credit cards, hotels and car rental firms. In addition, the Company periodically offers special short-term promotions that allow members to earn additional free travel awards or mileage credits. When a FlightFund member accumulates mileage credits of 20,000 miles, the Company issues mileage award certificates that can be redeemed for various travel awards, including first class upgrades and tickets on America West or other airlines participating in America West's frequent flyer program. Travel is valid up to one year from the date of ticketing. Most travel awards are subject to blackout dates and capacity controlled seating. Mileage award certificates automatically expire after two years if issued prior to April 1, 1993 and after three years for certificates issued after that date.

     FlightFund awards may also be redeemed for flights to certain international destinations and Hawaii. America West is required to purchase space on other airlines to accommodate such award redemption. In addition, America West has entered into barter agreements with certain hotels and rental car agencies that permit the Company to award discounts at such hotels and rental agencies to FlightFund members in exchange for providing air travel to such hotels and travel agencies.

     The Company accounts for the FlightFund program under the incremental cost method whereby travel awards are valued at the incremental cost of carrying one additional passenger. Costs including passenger food, beverages, supplies, fuel, liability insurance, purchased space on other airlines and denied boarding compensation are accrued as frequent flyer program participants accumulate mileage to their accounts. Such unit costs are based upon expenses expected to be incurred on a per passenger basis. No profit or overhead margin is included in the accrual for these incremental costs.

     FlightFund's current membership is approximately 1.6 million participants. At December 31, 1993, 1992 and 1991, the Company estimated that approximately 238,000, 238,000 and 235,000 travel awards were expected to be redeemed. Correspondingly, the Company had an accrued liability of $7.4 million, $7.3 million and $6.2 million for 1993, 1992 and 1991, respectively. The accrual is based upon the Company's estimates of mileage earned that will eventually be redeemed for a travel award.

     The number of FlightFund travel awards redeemed for round-trip travel for the years ended December 31, 1993, 1992 and 1991, was approximately 99,000, 106,000 and 160,000, respectively, representing 2.8%, 3.0% and 3.0% of total revenue passenger miles for each respective period. The Company does not believe that the usage of free travel awards results in any significant displacement of revenue passengers due to the Company's ability to manage frequent flyer travel by use of blackout dates and limited seat availability.

AIRCRAFT

     In connection with its restructuring, the Company reduced the size of its fleet from 123 in 1991 to 85 in 1993. The Company also reduced the different types of aircraft in the fleet from five to three. At June 30, 1994, the Company operated a fleet of 56 Boeing 737s, 17 Airbus A320s and 12 Boeing 757s.

     The table below sets forth certain information regarding the Company's aircraft fleet at June 30, 1994:

                                                            AVERAGE
                                                           REMAINING
                             NUMBER OF      AVERAGE          LEASE
AIRCRAFT TYPE      STATUS    AIRCRAFT      AGE (YRS.)     TERM (YRS.)
- --------------     ------    ---------     ----------     -----------
   B737-100         Owned         1           24.8              --
   B737-200         Owned         5           15.3              --
   B737-200        Leased        17           14.5             6.2
   B737-300        Leased        22            7.1             8.5
   B737-300         Owned        11            5.7              --
   B757-200        Leased        10            8.1            10.0
   B757-200         Owned         2            4.8              --
       A320        Leased        17            4.5            17.1
                                 --
                    TOTAL        85            8.6            10.3
                                ===

     Each of the aircraft that is designated as owned serves as collateral for a loan pursuant to which the aircraft was acquired by the Company or serves as collateral for a non-purchase money loan.

     From 1994 through 1997, leases are scheduled to terminate on six aircraft (four Boeing 737-200s and two Boeing 757-200s). In addition, leases for two Airbus A320-200s were scheduled to terminate during 1994; however, the Company extended one such lease for an additional twelve months. The other Airbus A320 aircraft was returned to the lessor in May 1994 and was replaced by a Boeing 757 aircraft which has been leased for a term of three years. In addition, certain of the aircraft lessors have the right to call their respective aircraft upon (in most cases) 180 days' prior notice to the Company. The Company, in turn (with some exceptions), may retain such aircraft via a right of first refusal by agreeing to the bona fide terms offered by a third party interested in leasing or purchasing the aircraft. The Company does not believe that such call rights, which were granted in exchange for concessions on payment terms relating to such aircraft, will materially affect the Company's operations.

     At June 30, 1994, the Company had on order a total of 49 aircraft of the types the Company currently operates, of which 29 are firm orders and 20 are optional orders. The table below details such deliveries.

                                                           FIRM ORDERS
                                          ----------------------------------------------   OPTION
                                          1994   1995   1996   1997   THEREAFTER   TOTAL   ORDERS   TOTAL
                                          ----   ----   ----   ----   ----------   -----   ------   -----
    Boeing:
         737-300........................   --     --      2      2        --         4       10      14
         757-200........................   --     --      1     --        --         1       10      11
    Airbus:
         A320-200.......................   --     --     --     --        24        24       --      24
                                                                          --                 --
                                          ----   ----   ----   ----                ---              ---
              TOTAL.....................   --     --      3      2        24        29       20      49
                                          ====   ====   ====   ====      ===       ===      ===     ===

     At June 30, 1994 the estimated aggregate cost for delivery positions under the existing contracts for the acquisition of B737s, B757s and A320 aircraft from manufacturers listed in the above table is approximately $2.7 billion. The table does not include any deliveries under put arrangements more fully discussed below nor does it include orders for B747-400 aircraft.

     With respect to various contracts with Boeing presented in the table above, a purchase agreement to acquire B737-300 aircraft has been affirmed in the Company's bankruptcy proceedings. With timely notice to the manufacturer, all or some of these deliveries may be converted to B737-400 aircraft. Existing purchase agreements for B757-200 and B747-400 aircraft have neither been affirmed nor rejected. Boeing purchase agreements carry a 24-month reconfirmation notice for the delivery of each aircraft. As of June 30, 1994, ten B737-300 and nine B757-200 delivery positions have expired due to the lack of reconfirmation by the Company, leaving 14 and 11 delivery positions as reflected in the table above. The failure to reconfirm such delivery positions exposes the Company to loss of pre-delivery deposits and other claims which may be asserted in the bankruptcy proceeding. The Company also has a pre-petition executory contract under which the Company holds delivery positions for four B747-400 aircraft under firm order and four B747-400 aircraft under option order. This executory contract allows the Company, with the giving of adequate notice, to substitute B737-400 aircraft for those delivery positions. The Company is currently renegotiating all of its aircraft purchase agreements with Boeing and has reached a proposed settlement with Boeing pursuant to which (i) existing leases on two aircraft would be extended, (ii) a Boeing 757 aircraft would be leased beginning in December 1994, (iii) the existing purchase contracts would be cancelled and negotiations with respect to a new purchase contract would continue, and (iv) the net balance of certain deposits of approximately $6.0 million would be retained by Boeing pending execution of the new purchase contract, at which time the deposit would be credited to the new contract.

     With respect to the purchase of aircraft from AVSA presented in the table above, a single executory contract for the purchase of 24 A320 aircraft has neither been affirmed nor rejected by the Company. As part of the investment by AmWest, the A320 purchase agreement was amended to provide the Company with greater flexibility and reduced pricing. Under the modified terms, delivery dates of the aircraft will fall in the years 1998 through 2000 with an option to further defer deliveries. In addition, if new A320 aircraft are delivered as a result of the renegotiated put agreement (see discussion below), the Company will have the right to cancel on a one-for-one basis up to a maximum of eight non-consecutive aircraft deliveries subject to certain conditions. Negotiations are currently continuing between AVSA and the Company to finalize the details of this amendment.

     In June 1994, the Company renegotiated a put agreement for ten A320 aircraft. The new put agreement reduced the number of aircraft from ten to eight and rescheduled the deliveries to start not earlier than June 30, 1995 and end on June 30, 1999. Under the new agreement, new or used A320 aircraft, B737-300 or B757-200 aircraft may be put to the Company but at a rate of no more than two in 1995 and with respect to each ensuing year during the put period, of no more than three. In addition, no more than five used aircraft may be put to the Company and for every new A320 aircraft put to the Company, the Company has the right to reduce the AVSA A320 purchase contract on a one-for-one basis. During each January of the put period, the Company will negotiate the type and delivery dates of the put aircraft for that year. The puts will require 150-day notice and will be leased at fair market rates, for terms ranging from three to 18 years, depending on the type and condition of the aircraft. As part of the renegotiated agreement, certain cash payments will be made and certain securities will be issued to the put holder pursuant to the Plan.

     In connection with the Company's $78 million D.I.P. financing agreement, the Company in December 1991, terminated its agreement with a D.I.P. lender to lease 24 aircraft and replaced it with a put agreement to lease up to ten of the aircraft. In September 1992, the put agreement was amended and the number of put aircraft was reduced from ten to four with the aircraft scheduled for delivery in 1994. In June 1994, the Company reached a settlement for the cancellation of the right to "put" four aircraft to the Company for $4.5 million of which $2.5 million was paid in June 1994 and $2.0 million was paid on the Effective Date.

FACILITIES

     America West's principal facilities are associated with its hub operations in Phoenix, Las Vegas and Columbus. The Company operates from Terminal 4 of Phoenix Sky Harbor International Airport pursuant to a lease agreement that included 28 gates and approximately 258,200 square feet at December 31, 1993. The Company also leases approximately 25,000 square feet of additional space at the airport for administrative offices and pilot training. Since 1988, the Company has owned a 660,000 square foot maintenance and technical support facility that includes four hangar bays, hangar shops, two flight simulator bays, and warehouse and commissary facilities.

     In Las Vegas, the Company leases approximately 80,000 square feet of space at McCarran International Airport, which includes seven gates and adjoining holding room areas. At the Company's Columbus, Ohio mini-hub, the Company leases 30,000 square feet and two gates and has the ability to sublease additional gates from other airlines as the need arises.

     Space for ticket counters, gates and back offices has also been obtained at each of the other airports served by the Company, either by lease from the airport operator or by sublease from another airline. Some of the Company's airport sublease agreements include requirements that the Company purchase various ground services at the airport from the lessor airline at rates in excess of what it would cost the Company to provide those services itself.

     The Company owns the 68,000 square foot America West Corporate Center at 222 South Mill Avenue in Tempe, Arizona. The Company currently leases approximately 500,000 square feet of general office and other space in Phoenix and Tempe, Arizona.

EMPLOYEES

     Management believes that the Company's dedicated labor force has contributed significantly to its successful reorganization. At December 31, 1993, the Company employed 8,102 full-time and 3,117 part-time employees, the equivalent of 10,544 full-time employees. During 1993, the Company had 1,630,400 available seat miles per full-time equivalent employee and 1,064,200 revenue passenger miles per full-time equivalent employee, based on the number of full-time equivalent employees at year end. The Company's payroll and related costs, which amounted to 1.78 cents per available seat mile for the year ended December 31, 1993, is below the industry average.

     On October 26, 1993, the Air Line Pilots Association ("ALPA") was certified by the National Mediation Board as the bargaining representative of the Company's flight deck crew members. Formal negotiations commenced in April 1994 and are continuing. Both sides have exchanged preliminary proposals. In February 1989, the Association of Flight Attendants ("AFA") lost an election to represent the Company's customer service representatives ("CSRs"). In June, 1994, the National Mediation Board accepted AFA's new petition to represent the Company's CSRs and in September 1994, the Company's inflight CSRs voted in favor of AFA representation. Formal contract negotiations have not yet begun. In April 1994, the Transportation Workers Union ("TWU") filed a petition to represent the Company's fleet service personnel. The International Brotherhood of Teamsters ("IBT") filed an application to represent the Company's mechanics and related personnel on August 1, 1994. The Company anticipates that elections with respect to the petitions will be held during 1994.

     The Company cannot predict whether either the TWU or IBT will be certified to represent any of the Company's employees or the effect, if any, that a future collective bargaining agreement with any of the ALPA, AFA, IBT or TWU will have on the Company's operations or financial performance.

     The Company has arranged a program of insurance of the types and in the amounts it believes customary in the airline industry, including coverage for public liability, passenger liability, property damage, aircraft loss or damage, cargo liability and workers' compensation. The Company believes such insurance is adequate as to both risks covered and coverage amounts.

GOVERNMENT REGULATIONS

     Noise Abatement. The Airport Noise and Capacity Act of 1990 provides, with certain exceptions, that after December 31, 1999, no person may operate certain large civilian turbo-jet aircraft in the United States that do not comply with Stage 3 noise levels, which is the FAA designation for the quietest commercial jets. These regulations will require carriers to gradually phase out their noisier jets (such as the Boeing 737-200), either replacing them with quieter Stage 3 jets or equipping them with hush kits to comply with noise abatement regulations, over a five-year period commencing December 31, 1994. As of December 31, 1993, 73 percent of America West's fleet was in compliance with the FAA noise abatement regulations, and the Company expects that it will meet the thresholds imposed by such regulations through scheduled retirement of its older aircraft.

     Numerous airports, including those serving Boston, Denver, Los Angeles, Minneapolis-St. Paul, New York City, San Diego, San Francisco, San Jose, Orange County, Washington, D.C., Burbank and Long Beach have imposed restrictions such as curfews, limits on aircraft noise levels, mandatory flight paths, runway restrictions and limits on number of average daily departures, which limit the ability of air carriers to provide service to or increase service at such airports. The Port Authority of New York and New Jersey is considering a phaseout of Stage 2 aircraft on a more accelerated basis than that of the FAA requirement. The Company's Boeing 757-200s, 737-300s and Airbus A320s all comply with current FAA Stage 3 noise regulations, as well as the more stringent noise abatement requirements of the airports listed above.

     PFC Charges. During 1990, Congress enacted legislation to permit airport authorities, with prior approval from the DOT, to impose passenger facility charges ("PFCs") as a means of funding local airport projects. These charges, which are intended to be collected by the airlines from their passengers, are limited to $3.00 per enplanement, and to no more than $12.00 per round trip. As a result of competitive pressure, the Company and other airlines have been limited in their abilities to pass on the cost of the PFCs to passengers through fare increases.

     Environmental Matters. The Company is subject to regulation under major environmental laws administered by state and federal agencies, including the Clean Air Act, Clean Water Act and Comprehensive Environmental Response Compensation and Liability Act of 1980. In some locations there are also county and sanitary sewer district agencies which regulate the Company. The Company believes that it is in substantial compliance with applicable environmental regulations.

     Aging Aircraft Maintenance. The FAA issued several Airworthiness Directives ("AD") in 1990 mandating changes to the older aircraft maintenance programs. These ADs were issued to ensure that the oldest portion of the nation's fleet remains airworthy. The FAA is requiring that these aircraft undergo extensive structural modifications. These modifications are required upon the accumulation of 20 years time in service, prior to the accumulation of a designated number of flight cycles or prior to 1994 deadlines established by the various ADs, whichever occurs later. Only one of the Company's 85 aircraft is currently affected by these aging aircraft ADs. The Company constantly monitors its fleet of aircraft to ensure safety levels which meet or exceed those mandated by the FAA or the DOT.

     Safety. America West is subject to the jurisdiction of the FAA with respect to aircraft maintenance and operations, including equipment, dispatch, communications, training, flight personnel and other matters affecting air safety. The FAA has the authority to issue new or additional regulations. To ensure compliance with its regulations, the FAA requires the Company to obtain operating, airworthiness and other certificates which are subject to suspension or revocation for cause. In addition, a combination of FAA and Occupational Safety and Health Administration regulations on both federal and state levels apply to all of America West's ground-based operations.

     Slot Restrictions. At New York City's JFK and LaGuardia Airports, Chicago's O'Hare International Airport and Washington's National Airport, which have been designated "High Density Airports" by the FAA, there are restrictions on the number of aircraft that may land and take-off during peak hours. In the future, these take-off and landing time slot restrictions and other restrictions on the use of various airports and their facilities may result in further curtailment of services by, and increased operating costs for, individual airlines, including America West, particularly in light of the increase in the number of airlines operating at such airports. In general, the FAA rules relating to allocated slots at the High Density Airports contain provisions requiring the relinquishment of slots for nonuse and permits carriers, under certain circumstances, to sell, lease or trade their slots to other carriers.

     On January 1, 1993, the FAA implemented new slot use standards that require that all slots must be used on 80% of the dates during each two-month reporting period. Previously, slots were required to be used at a 65% use rate. Failure to satisfy the 80% use rate will result in loss of the slot. The slot would revert to the FAA and be reassigned through a lottery arrangement.

     The Company currently utilizes two slots at New York City's JFK airport, four slots at New York City's LaGuardia airport, four slots at Chicago's O'Hare airport and six slots at Washington's National airport. Four of the slots at Washington's National airport are temporary and the Company's right to utilize such slots expires in September 1994; however, the Company currently expects that its right to utilize such slots will be renewed. The average utilization rates by the Company of all the foregoing slots range from 86% to 100%.

     CRAF Program. In time of war or during a national emergency, United States air carriers may be required to provide airlift services to the Military Airlift Command under the Civil Reserve Air Fleet Program (the "CRAF Program"). During the Middle East conflict in 1990-91, two of America West's aircraft participated in the CRAF Program.

LEGAL PROCEEDINGS

     On June 27, 1991, the Company filed a voluntary petition in the United States Bankruptcy Court for the District of Arizona to reorganize under Chapter 11 of the United States Bankruptcy Code. The Company's plan of reorganization was confirmed on August 10, 1994, and became effective on August 25, 1994. The Bankruptcy Court retains jurisdiction over the Company for limited purposes.

     In August 1991, the Securities and Exchange Commission informally requested that the Company provide the Commission with certain information and documentation underlying disclosures made by the Company in annual and quarterly reports filed with the Commission by the Company in 1991. The Company has cooperated with the Commission's informal inquiry. On March 29, 1994, the Company's Board of Directors approved the submission of an offer of settlement for the purpose of resolving the inquiry through the entry of a consent decree pursuant to which the Company would, while neither admitting nor denying any violation of the securities laws, agree to comply with its future reporting obligations under Section 13 of the Exchange Act. The Company was advised on May 6, 1994 that the Commission agreed to accept the Company's offer of settlement. In order to implement the settlement, on May 12, 1994 the Commission issued an "Order Instituting Proceedings Pursuant to Section 21C of the Exchange Act and Opinion and Order of the Commission" (the "Order") finding the Company's Form 10-K for the year ending December 31, 1990, violated Section 13(a) of the Exchange Act and Rule 13a-1 thereunder, and that the Company's Form 10-Q for the first quarter of 1991 violated Section 13(a) of the Exchange Act and Rule 13a-13 thereunder, and ordered that the Company cease and desist from violating Section 13(a) of the Exchange Act and Rules 13a-1 and 13a-13 promulgated under the Exchange Act. The Order provides that the Company neither admits nor denies any violation of the securities laws.

                                   MANAGEMENT

DIRECTORS AND EXECUTIVE OFFICERS

     Information respecting the names, ages, terms, positions with the Company and business experience of the executive officers and the directors of the Company as of September 1, 1994, is set forth below. Each director has served continuously with the Company since his first election.

                                                                                DIRECTOR      TERM
               NAME                 AGE                 POSITION                 SINCE     EXPIRES(3)
- ----------------------------------  ---   ------------------------------------  --------   ----------
William A. Franke.................  57    Chairman of the Board and Chief         1992        1995
                                          Executive Officer

A. Maurice Myers..................  54    President, Chief Operating Officer      1994        1995
                                          and Director

Thomas P. Burns...................  52    Senior Vice President -- Sales and       N/A         N/A
                                          Marketing Programs

Thomas F. Derieg..................  54    Senior Vice President -- Operations      N/A         N/A

Martin J. Whalen..................  53    Senior Vice                              N/A         N/A
                                          President -- Administration and
                                          General Counsel

Raymond T. Nakano.................  49    Vice President and Controller            N/A         N/A

Julia Chang Bloch.................  54    Director                                1994        1995

Stephen Bollenbach(1).............  54    Director                                1994        1995

Frederick W. Bradley, Jr.(1)......  67    Director                                1992        1995

James G. Coulter..................  34    Director                                1994        1995

John F. Fraser....................  64    Director                                1994        1995

Harrison J. Goldin(2).............  58    Director                                1994        1995

John L. Goolsby(2)................  52    Director                                1994        1995

Richard C. Kraemer(1).............  51    Director                                1994        1995

John R. Power, Jr.................  38    Director                                1994        1995

Larry L. Risley(2)................  49    Director                                1994        1995

Richard P. Schifter(1)............  41    Director                                1994        1995

John F. Tierney(1)................  49    Director                                1993        1995

Raymond S. Troubh(2)..............  68    Director                                1994        1995

- ---------------
(1)  Member of the Compensation Committee.
(2)  Member of the Audit Committee.

     William A. Franke was named Chairman of the Board of Directors in September 1992. On December 31, 1993, Mr. Franke was also elected to serve as the Company's Chief Executive Officer. In addition to his responsibilities at America West, Mr. Franke serves as president of the financial services firm, Franke & Co., a company he has owned since May 1987. From November 1989 until June 1990, Mr. Franke served as the Chairman of Circle K Corporation's executive committee with the responsibility for Circle K Corporation's restructure. In May 1990, the Circle K Corporation filed a voluntary petition to reorganize under Chapter 11 of the Bankruptcy Code. From June 1990 until August 1993, Mr. Franke served as the chairman of a special committee of directors overseeing the reorganization of the Circle K Corporation. Mr. Franke has also served in various other capacities at Circle K Corporation since 1990. Mr. Franke was also involved in the restructuring of the Valley National Bank of Arizona (now Bank One Arizona). Mr. Franke also serves as a director of Phelps Dodge Corp. and Central Newspapers Inc.

     A. Maurice Myers was named President and Chief Operating Officer on December 31, 1993 and was named to the Board of Directors in 1994. Prior to joining America West, Mr. Myers was the president and chief executive officer of Aloha Airgroup, Inc., an aviation services corporation which owns and operates

Aloha Airlines and Aloha Island Air. Mr. Myers joined Aloha in 1983 as vice president of marketing and became its president and chief executive officer in June 1985. Mr. Myers is a member of the boards of directors of Air Transport Association of America and Hawaiian Electric Industries.

     Thomas P. Burns has served as Senior Vice President -- Sales and Marketing since August 1987. Mr. Burns joined the Company in April 1985 as Vice
President -- Sales. Mr. Burns was employed for 25 years by Continental Airlines in various sales and passenger service positions. From 1982 to 1983, he was employed as North American manager of sales for UTA, a French airline. Mr. Burns returned to Continental from 1983 through March 1985, where he served as director of international sales prior to joining the Company.

     Thomas F. Derieg has been Senior Vice President -- Operations since joining the Company in June 1994. For the preceding seven years, Mr. Derieg served as Senior Vice President -- Operations at Aloha Airlines, Inc. in Honolulu, Hawaii. Mr. Derieg served in the U.S. Air Force from 1963 to 1969, and from 1970 to 1987 held a variety of positions in areas of operations and maintenance in the air transportation industry.

     Martin J. Whalen has been Senior Vice President -- Administration and General Counsel of the Company since July 1986. From 1980 until July 1986, Mr. Whalen was employed by McDonnell Douglas Helicopter Company and its predecessors, most recently as vice president of administration. He also held positions in labor relations, personnel and legal affairs at Hughes Airwest and Eastern Airlines.

     Raymond T. Nakano has served as Vice President and Controller since April of 1985. Prior to joining America West, Mr. Nakano was employed by Continental Airlines, Inc. for eight years in various accounting positions, most recently as Senior Director, General Accounting.

     Julia Chang Bloch has been a member of America West's Board of Directors since August 1994. She is the group executive vice president, corporate relations of BankAmerica Corporation and has held that position since June 1993. Ms. Bloch served as the U.S. Ambassador to Nepal from September 1989 through May 1993. Ms. Bloch is a board member of the American Refugee Committee and the Himalaya Foundation, and serves as a trustee of the Asian Art Museum and the Asia Society.

     Frederick W. Bradley, Jr. has been a member of America West's Board of Directors since September 1992. Immediately prior to joining the Board of Directors, Mr. Bradley was a senior advisor with Simat, Helliesen & Eichner, Inc. Mr. Bradley formerly was a senior vice president of Citibank/Citicorp's Global Airline and Aerospace business. Mr. Bradley joined Citibank/Citicorp in 1958. In addition, Mr. Bradley is a member of the board of directors of Shuttle, Inc. (USAir Shuttle) and the Institute of Air Transport, Paris, France. Mr. Bradley also is chairman of the board of directors of Aircraft Lease Portfolio Securitization 92-1 Ltd. and is president of IATA's International Airline Training Fund of the United States.

     James G. Coulter has been a member of America West's Board of Directors since August 1994. He is the managing director of Air Partners, L.P., and a partner and director of Colony Advisors, Inc. He has held those positions since September 1992. Since 1993, Mr. Coulter has also been a managing director of TPG Partners, L.P. (a private investment firm). From April 1993 through August 1994, Mr. Coulter was a member of the board of directors of Continental Airlines, Inc. From 1986 to August 1992, Mr. Coulter was vice president of Keystone, Inc. (formerly Robert M. Bass Group, Inc., a private investment firm based in Fort Worth, Texas).

     John F. Fraser has been a member of America West's Board of Directors since August 1994. He is the chairman of the board of Federal Industries Ltd. Mr. Fraser was chairman and chief executive officer of Federal Industries Ltd. from March 1991 to May 1992, and president and chief executive officer of Federal Industries Ltd. May 1978 - March 1991. Mr. Fraser was a member of the Board of Directors of Continental Airlines, Inc. from August 1993 through August 1994. Mr. Fraser is a director of Air Canada, Montreal, Bank of Montreal, Coca-Cola Beverages Limited, Ford Motor Company of Canada, Limited, Inter-City Products Corporation, Investors Group Inc., Shell Canada Limited, and The Thomson Corporation.

     John L. Goolsby has been a member of America West's Board of Directors since August 1994. He has been the president of The Hughes Corporation and the Summa Corporation (the principal operating companies of the Howard Hughes Estate) since 1988, and has been the chief executive officer of those companies since 1990. In addition to serving on the board of directors of the Hughes and Summa

Corporations, Mr. Goolsby serves as a director of Nevada Power Company, Bank of America Nevada, Las Vegas Chamber of Commerce, and the Boulder Dam Area Council of the Boy Scouts of America, and serves as a trustee of The Donald W. Reynolds Foundation and the UNLV Foundation.

     Richard C. Kraemer has been a member of America West's board of directors since September 1992 and is president, chief executive officer and chief operating officer of UDC Homes, Inc. Mr. Kraemer is also a member of the board of directors of UDC Homes, Inc. Prior to joining UDC Homes, Inc. in 1975, Mr. Kraemer held a variety of positions at American Cyanamid Company.

     Larry L. Risley has been a member of America West's Board of Directors since August 1994. He has been the president, chief executive officer and chairman of the board of directors of Mesa Airlines, Inc. since the founding of the company in 1983. From 1979 to 1982, Mr. Risley was president of Mesa Aviation Services, Inc.

     Richard P. Schifter has been a member of America West's Board of Directors since August 1994. He has been a managing director of TPG Partners, L.P. (a private investment firm) since July 1994. Mr. Schifter is of counsel to the Washington D.C. based law firm of Arnold & Porter, where he was an associate from 1979 to 1986, and a partner from 1986 to July 1994.

     John R. Power, Jr. has been a member of America West's Board of Directors since August 1994. He is president of The Patrician Corporation, an investment company. Prior to joining The Patrician Corporation, Mr. Power served as a vice president at Continental Bank.

     Harrison J. Goldin has been a member of America West's Board of Directors since August 1994. He is a senior partner with Goldin Associates, L.P., financial consultants. From 1988 to 1989 Mr. Goldin served as a member of the Pension Managers Advisory Committee to the New York Stock Exchange Board of Directors. He currently serves as chairman emeritus of the Council of Institutional Investors.

     Raymond S. Troubh has been a member of America West's Board of Directors since August 1994. He is a financial consultant. He currently serves on the board of directors of ADT Limited, American Maize Products Co., Applied Power Inc., ARIAD Pharmaceuticals, Inc., Becton, Dickinson and Company, Benson Eyecare Corporation, Foundation Health Corporation, General American Investors Company, Manville Corporation, Olsten Corporation, Riverwood International Corporation, Time Warner Inc., Petrie Stores Corporation, Triarc Companies, Inc. and Wheeling-Pittsburgh Corporation.

     Stephen Bollenbach has been a member of America West's Board of Directors since August 1994. He is president and chief executive of Host Marriott Corp. Mr. Bollenbach served as chief financial officer of the Promus Companies from 1986 to 1990 and served as chief financial officer for the Trump Organization from 1990 to 1992. He serves as a director of Carr Realty Corporation and Mid-America Apartment Communities, Inc.

     John F. Tierney has served as a member of the Board of Directors since December 1993. Mr. Tierney is the assistant chief executive and finance director of GPA Group plc, an Irish aircraft leasing concern, and has served GPA Group plc in such capacity since 1981. See "Compensation Committee Interlocks and Insider Participation" and "Certain Relationships and Related Transactions."

     In connection with the Reorganization, the Company, AmWest, GPA and certain stockholders' representatives entered into a Stockholders' Agreement with respect to certain matters involving the Company, including the election of directors. See "Principal Stockholders -- Stockholders' Agreements."

     During the year ended December 31, 1993, the Board of Directors of the Company met on 29 occasions. During the period in which he served as director, each of the directors attended 75% or more of the meetings of the Board of Directors and of the meetings held by committees of the Board on which he served.

COMMITTEES OF THE BOARD OF DIRECTORS

     The Compensation Committee of the Board of Directors, which met ten times during 1993, reviews all aspects of compensation of executive officers of the Company and makes recommendations on such matters to the full Board of Directors. In addition, the Compensation Committee reviews and approves all compensation and employee benefit plans, the Company's organizational structure and plans for the development of successors to corporate officers and other key members of management.

     The Audit Committee, which met nine times during 1993, makes recommendations to the Board concerning the selection of outside auditors, reviews the financial statements of the Company and considers such other matters in relation to the internal and external audit of the financial affairs of the Company as may be necessary or appropriate in order to facilitate accurate and timely financial reporting.

     The Company does not maintain a standing nominating committee or other committee performing similar functions. See "Principal
Stockholders -- Stockholders' Agreements."

EXECUTIVE COMPENSATION

     The following table sets forth information concerning the annual and long-term compensation for services in all capacities to the Company for the fiscal years ended December 31, 1993, 1992 and 1991, of those persons who were, at December 31, 1993 (i) the chief executive officer and (ii) the other four most highly compensated executive officers of the Company.

                           SUMMARY COMPENSATION TABLE

                                                                       ANNUAL
                                                                    COMPENSATION
                                                                    ------------       ALL OTHER
                          NAME                             YEAR      SALARY(2)      COMPENSATION(3)
                          ----                             ----      -----------    ---------------
William A. Franke(1).....................................   1993      $450,000          $   -0-
Chairman of the Board and                                   1992      $131,250              -0-
Chief Executive Officer                                     1991           N/A              N/A

Thomas P. Burns..........................................   1993      $127,204          $ 2,182
Senior Vice President -- Sales and Marketing                1992      $123,200           $2,182
                                                            1991      $125,767              N/A

Alphonse E. Frei(4)......................................   1993      $161,896          $ 2,182
Senior Vice President -- Finance and                        1992      $156,800           $2,182
Chief Financial Officer                                     1991      $160,067              N/A

Don Monteath(5)..........................................   1993      $161,896          $ 2,182
Senior Vice President -- Operations                         1992      $156,800           $2,182
                                                            1991      $160,067              N/A

Martin J. Whalen.........................................   1993      $138,368          $ 2,016
Senior Vice President -- Administration and                 1992      $134,000           $2,016
General Counsel                                             1991      $137,200              N/A

Michael J. Conway(6).....................................   1993      $440,250          $ 2,182
Former Chief Executive Officer and President                1992      $432,000           $2,182
                                                            1991      $444,000              N/A

- ---------------
(1) Mr. Franke was elected Chairman of the Board on September 17, 1992 and was elected Chief Executive Officer on December 31, 1993.

(2)  Includes amounts paid pursuant to the Company's transition pay program.

(3) Consists of Company contributions to the Company's 401(k) Plan on behalf of the Named Officer.

(4)  Mr. Frei retired effective July 1, 1994.

(5)  Mr. Monteath resigned from the Company in February 1994.

(6) Mr. Conway was replaced as the President and Chief Executive Officer on December 31, 1993.

OPTION PLAN INFORMATION

     The following table sets forth with respect to the executive officers named in the Summary Compensation Table the unexercised options held as of the end of 1993 pursuant to the Company's then existing Restated Nonstatutory Stock Option Plan ("NSOP") and Incentive Stock Option Plan ("ISO").

                      AGGREGATE OPTIONS AND OPTION VALUES
                              AT DECEMBER 31, 1993

                                            NUMBER OF SECURITIES
                                                 UNDERLYING
                                                UNEXERCISED                   VALUE OF UNEXERCISED
                                              OPTIONS HELD AT               IN-THE-MONEY OPTIONS HELD
                                            1993 FISCAL YEAR-END             AT 1993 FISCAL YEAR-END(1)
                  NAME                      EXERCISABLE/UNEXERCISABLE        EXERCISABLE/UNEXERCISABLE
                  ----                      -------------------------        -------------------------
William A. Franke.......................    NSOP               0/0                  $ 0
                                            ISO                0/0

Thomas P. Burns.........................    NSOP         109,640/0                  $ 0
                                            ISO           17,300/0

Alphonse E. Frei........................    NSOP         191,560/0                  $ 0
                                            ISO           20,000/0

Don Monteath............................    NSOP         206,560/0                  $ 0
                                            ISO           21,000/0

Martin J. Whalen........................    NSOP         143,480/0                  $ 0
                                            ISO           12,033/0

Michael J. Conway.......................    NSOP         717,400/0                  $ 0
                                            ISO           28,000/0

- ---------------
(1) All of the outstanding options held by the executive officers in the table above had a fair market value lower than their exercise price at December 31, 1993.

     During the fiscal year ended December 31, 1993, none of the Named Officers exercised any options. All options held by the Named Officers immediately prior to the Effective Date had exercise prices greater than the fair market value of the Common Stock at such time and were cancelled for no additional consideration in connection with the Reorganization.

TERMINATION OF EMPLOYMENT ARRANGEMENTS

     The Company has made certain employment termination arrangements in keeping with its practice under its July 21, 1991 termination of employment guidelines ("Guidelines"), as amended. The Guidelines provide for severance payments based on three-weeks' pay for each year of full-time service with the Company for up to one year, continued group medical coverage through the allowance period and travel privileges on Company flights during the allowance period. Each of the executives named in the table above is eligible for the benefits under the Guidelines.

     In connection with the termination of employment of Mr. Michael J. Conway as an officer of the Company, the Company agreed to pay Mr. Conway $503,000 in termination allowances, payable as an initial severance payment in the amount of $304,200, an additional $163,800 in six monthly installments of $27,300 each, and a $35,000 transition expense allowance. The Company also agreed to continue the payment until December 31, 1994, of premiums aggregating approximately $33,000 on certain life insurance policies owned by Mr. Conway. The foregoing payments were in addition to continuation of medical insurance benefits and certain other fringe benefit arrangements.

     In connection with the termination of employment of Mr. Don Monteath as an officer of the Company, the Company agreed to pay Mr. Monteath a severance payment of $168,862. This payment was in addition to continuation of medical insurance benefits and certain other fringe benefit arrangements.

DIRECTOR COMPENSATION

     Each non-employee director at December 31, 1993, is compensated as follows: an annual retainer of $25,000 plus $1,000 for each Board meeting attended, $1,000 for each committee meeting attended and reimbursement for expenses incurred in attending the meetings. Directors are also entitled to certain air travel benefits. No personal travel by directors was reported to the Company in 1993.

OTHER ARRANGEMENTS

     Mr. Franke, Chairman of the Board of Directors, is also the president of the financial services firm, Franke & Co. In order to assist Mr. Franke with certain costs associated with his service as Chairman and Chief Executive Officer, the Company pays Franke & Co. an office overhead allowance of $4,167 per month in exchange for which Franke & Co. provides Mr. Franke's secretarial and administrative support.

     Effective January 1, 1994, Mr. A. Maurice Myers left his position as president and chief executive officer of Aloha Airlines, Inc. to join the Company as President and Chief Operating Officer. The employment agreement between the Company and Mr. Myers provides an initial two-year term at a base salary of $375,000 per year. Mr. Myers also received a $100,000 transition allowance. The Company loaned Mr. Myers approximately $320,000 to exercise options to acquire stock of Aloha Airlines, Inc. The loan is secured by the stock purchased by Mr. Myers but is otherwise nonrecourse to Mr. Myers. The loan bears interest at a rate based on the rate of imputed interest under the Internal Revenue Code. The loan matures within a specified period following expiration of the employment agreement or other termination of employment or, if earlier, on the date that is 180 days after the first date on which the pledged stock becomes eligible for sale by Mr. Myers on a national securities exchange or automated quotation system. In addition, the Company has agreed to assist Mr. Myers in purchasing a residence in Phoenix, Arizona with a nonrecourse loan of up to $200,000 secured by such residence. In connection with the confirmation of the Plan, Mr. Myers received a reorganization success bonus in the amount of $400,000. The Company has also agreed to provide to Mr. Myers certain retirement benefits, reduced for vested accrued benefits payable under plans maintained by his former employer. If Mr. Myers' employment with the Company is terminated or his responsibilities are materially altered following a change in control, he is entitled to receive a severance payment equal to 200% of his base salary and, for a period of 12 months, medical and life insurance coverages as provided immediately prior to such termination. Mr. Myers is entitled to participate in any incentive plans or other fringe benefits provided by the Company to other key employees.

     During 1993, the Company paid approximately $39,000 for consulting services to Juan O'Callaghan, a former director of the Company.

     The Company and Mr. Franke entered into a Key Employee Protection Agreement on June 27, 1994 pursuant to which the Company agreed to pay to Mr. Franke a Severance Payment (as defined in the agreement) if a Change of Control (as defined in the agreement) occurs in connection with a plan of reorganization and if for any reason (including voluntary resignation or involuntary removal, but excluding death) Mr. Franke ceases to serve as Chairman of the Company at any time within 180 days after the date of confirmation of such a plan of reorganization. A Change of Control (as defined in the agreement) would occur, generally, (i) if individuals who constitute the Board of Directors of the Company immediately prior to confirmation of a plan of reorganization cease to constitute a majority of the Board (except that any individual who becomes a director after the date of the agreement whose election or nomination was approved by a majority of directors then comprising the incumbent Board is to be considered as though he were a member of the incumbent Board), or (ii) if an individual, entity or group (within the meaning of the Securities Exchange Act of 1934, as amended) acquires beneficial ownership of 51% or more of the combined voting power of the then outstanding voting securities of the Company entitled to vote generally in the election of directors. Under the agreement, the Severance Payment would be a lump sum amount equal to 200% of the sum of Mr. Franke's annual base salary in effect immediately prior to the date of termination and the administrative expense allowance then in effect. The Key Employee Protection Agreement also provides for certain other benefits, including medical and life insurance, accrued vacation pay for a 12 month period and certain travel privileges consistent with the Company's policy for retired executives.

     On August 26, 1994, the Bankruptcy Court granted motions filed by the Company approving the payment of reorganization success bonuses of (i) $9.3 million to be paid to non-officer employees; (ii) $1.2 million to be paid to officers and other members of management; and (iii) 125,000 shares of stock in the reorganized Company to be issued to William A. Franke. In connection with the shares to be issued to Mr. Franke, the Company proposes to grant certain rights to Mr. Franke to have the offering and sale of such shares registered with the Commission under the Securities Act.

MANAGEMENT RIGHTS AGREEMENT

     On the Effective Date, the Company and TPG entered into a Management Rights Agreement ("Management Rights Agreement") pursuant to which TPG is entitled, subject to certain restrictions, (i) to make proposals, recommendations and suggestions to the Company relating to the business and affairs of the Company,
(ii) discuss the affairs of the Company with officers, directors and accountants, and (iii) examine the Company's books and records. Proposals and recommendations made pursuant the Management Rights Agreement will not be binding on the Company and information provided to TPG will be subject to confidentiality and various other restrictions.

                       COMPENSATION COMMITTEE INTERLOCKS
                           AND INSIDER PARTICIPATION

     The Compensation Committee of the Company's Board of Directors reviews all aspects of compensation of executive officers of the Company and makes recommendations on such matters to the full Board of Directors. The Compensation Committee also reviews and approves all compensation and employee benefit plans, the Company's organizational structure and plans for the development of successors to corporate officers and other key members of management. During 1993, Frederick W. Bradley, Jr., Richard C. Kraemer, James T. McMillan, John R. Norton, III and John F. Tierney served on the Compensation Committee.

     Both Mr. Tierney and Declan Treacy were elected to the Board of Directors pursuant to a certain management letter agreement, as amended and restated, between the Company and its debtor-in-possession lenders, including GPA. See "Management -- Directors and Executive Officers". Mr Treacy's term expired on the Effective Date. Both Mr. Tierney and Mr. Treacy are executives of GPA. The management letter agreement terminated on the Effective Date and GPA's representation on the Company's Board is determined pursuant to the Stockholders' Agreement and a voting agreement entered into between GPA and AmWest which collectively provide that GPA shall be allocated one seat on the Company's Board of Directors for so long as it owns at least 2% of the voting equity securities of the Company determined on a fully-diluted basis.

     GPA has been and will continue to be a major supplier of leased aircraft and engines to the Company and has provided financing for the Company prior to and during the bankruptcy proceedings. In September 1990, GPA and the Company entered into an agreement (the "Aircraft Finance Agreement") pursuant to which
(i) GPA provided a cash advance to the Company of $60.2 million and (ii) the Company agreed to sublease 16 A320-200's and three spare engines and committed to lease 10 additional A320-200's. Under the Aircraft Finance Agreement, the monthly rental rates for each of the initial 12 aircraft is approximately $307,000 (including adjustments in connection with certain security arrangements and repayment of certain advances) and the monthly rental rates for each of the remaining four aircraft averages approximately $345,000. The Company's obligations under the Aircraft Finance Agreement are secured by a $17.6 million letter of credit.

     In June of 1991, GPA and the Company restructured the Aircraft Finance Agreement by eliminating the Company's obligations with respect to the 10 additional A320-200 aircraft, increasing the payments on the initial 12 aircraft to repay advances on the cancelled aircraft as reflected above, and entering into a put agreement (the "1991 Put Agreement"). Under the 1991 Put Agreement, GPA is entitled to put 10 A320 aircraft to the Company over a three-year period. Specified lease terms range from 18 to 23 years for a leveraged lease and seven to 18 years for a single investor lease. Applicable rental rates are based on a rental factor (.925% per month for a leveraged lease and 1.14% per month for a single investor lease) multiplied by the cost of the aircraft to GPA. Rental factors are subject to a 10-year reset provision based on changes in Treasury rates in the case of leveraged leases and six-month adjustments based on LIBOR rates in the case of single investor leases.

     In September 1991, after commencement of the Company's bankruptcy proceedings, affiliates of GPA provided the Company $35 million of D.I.P. financing. An additional $35 million was provided in September 1992. As of June 30, 1994, the aggregate outstanding principal balance of D.I.P. financing provided by GPA was $54.4 million. The D.I.P. financing provided by GPA bears interest at 350 basis points over the 90-day LIBOR rate and, along with the other debtor-in-possession financing, is secured by substantially all of the assets of the Company. Pursuant to the Plan and in accordance with a settlement agreement to be entered into as of the Effective Date (the "Settlement Agreement"), the Company will repay to GPA the outstanding balance under the D.I.P. loan. In addition, GPA will receive 900,000 shares of Class B Common Stock, 1,384,615 Warrants and a cash payment of $30.525 million, and the 1991 Put Agreement will be replaced with a new put agreement. The new put agreement will reduce the number of aircraft from 10 to eight and reschedule the deliveries to start not earlier than June 30, 1995 and to end on June 30, 1999, unless otherwise agreed to by the Company. Under the new agreement, A320 aircraft with A-5 engines, B737-300 aircraft or B757-200 aircraft may be put to the Company, but at a rate of no more than two in 1995 and no more than three in each ensuing year during the put period. No more than five used aircraft may be put to the Company, and for every A320 aircraft (which may only be new aircraft) put to the Company, the Company has the right to reduce the AVSA A320 purchase contract delivery on a one-for-one basis. During each January of the put period, the Company and GPA will negotiate the type and delivery dates of the put aircraft for that year. The puts will require 150-day notice and will be leased at fair market rates, for terms ranging from three to 18 years, depending on the type and condition of the aircraft.

     Lease payments from America West to GPA under the Aircraft Finance Agreement and the 1991 Put Agreement totaled $20,784,669 in 1991, $63,812,425 in 1992 and $63,073,184 in 1993. As of December 31, 1993, the Company was obligated to pay approximately $1.136 billion over the terms of the 16 aircraft leases under the Aircraft Finance Agreement. Payments by the Company to GPA under the D.I.P. financing totalled $1,026,000 in 1991, $3,328,608 in 1992 and $16,298,189
in 1993.

                              CERTAIN TRANSACTIONS

     In September 1993, in connection with an extension of its debtor-in-possession financing, the Company repaid $8.3 million of indebtedness to Ansett Worldwide Aviation U.S.A., an affiliate of Transpacific Enterprises, Inc., which was then a substantial stockholder of the Company. As of December 31, 1993, the Company leased or subleased 11 Boeing 737 aircraft from affiliates of Transpacific Enterprises, Inc. and was obligated to pay $232 million over the remaining terms of the leases.

     As part of the Reorganization, the Company entered into Alliance Agreements with Continental and Mesa. See "Business -- Business Strategy" and
"Business -- Operations."

     Each of the transactions described above were the result of significant negotiation among the parties thereto and were concluded on what the Company believes to be terms no less favorable than would have been obtained had the transactions been entered into with non-affiliated third parties. For a description of certain transactions or arrangements between the Company and its officers or directors, see "Management -- Other Arrangements."

                             PRINCIPAL STOCKHOLDERS

     The following table sets forth the beneficial ownership of the outstanding Class A Common Stock and Class B Common Stock of the Company by (i) each person who is known to the Company to beneficially own more than 5% of the outstanding common stock of America West, (ii) each director of America West, (iii) each of the executive officers of America West named in the Summary Compensation Table and (iv) all executive officers and directors of America West as a group, in each case as of September 25, 1994. The information set forth below is estimated based upon certain assumptions concerning the distribution of securities pursuant to the Plan. The actual ownership of securities resulting from consummation of the Plan will depend upon final calculations based on various cash elections and subscription elections made by owners of claims against and interests in the Company, as well as the amount of claims allowed pursuant to the bankruptcy proceedings, and may differ from the information set forth above.

                                               CLASS A                    CLASS B
                                       ------------------------   ------------------------       CLASS A AND B
                                                                                             ---------------------
                                         SHARES BENEFICIALLY        SHARES BENEFICIALLY
                                                OWNED                      OWNED             COMBINED VOTING POWER
                                       ------------------------   ------------------------   ---------------------
         BENEFICIAL OWNER(1)            NUMBER       PERCENTAGE     NUMBER      PERCENTAGE        PERCENTAGE
- -------------------------------------  ---------     ----------   ----------    ----------   ---------------------
TPG Partners, L.P.(2)(3)(4)(5)
  201 Main Street
  Suite 2420
  Fort Worth, Texas 76102............    774,495        64.5%      6,923,148(5)    15.1%              43.2%
Continental Airlines, Inc.(2)(6)
  2929 Allen Parkway
  Houston, Texas 77019...............    325,505        27.1%      2,311,094(6)     5.2%              17.8%
Mesa Airlines, Inc.(2)(7)
  2525 30th Street
  Farmington, New Mexico 87401.......    100,000         8.3%      2,983,110(7)     6.7%               7.6%
Lehman Brothers Inc.(8)
  200 Vessey Street
  American Express Tower
  World Financial Center
  New York, NY 10285-1800............         --          --       5,062,000(8)    11.5%               4.9%
FMR Corp.
  82 Devonshire St.
  Boston, MA 02109...................         --          --       4,856,000(9)    10.9%               4.6%
William A. Franke....................         --          --         125,000         --                 --
Thomas P. Burns......................         --          --          15,924(11)       *                 *
Martin J. Whalen.....................         --          --              22(12)       *                 *
Alphonse E. Frei.....................         --          --             993(13)       *                 *
Don Monteath.........................         --          --              --         --                 --
Michael J. Conway....................         --          --          33,973(14)       *                 *
A. Maurice Myers.....................
Raymond T. Nakano....................
Julia Chang Bloch....................
Stephen Bollenbach...................
Frederick W. Bradley, Jr.............         --          --              --         --                 --
James G. Coulter(10).................    774,495        64.5%      6,923,148       15.1%              43.2%
John F. Fraser.......................         --          --              --         --                 --
Harrison J. Goldin...................         --          --              --         --                 --
John L. Goolsby......................         --          --              --         --                 --
Richard C. Kraemer...................         --          --              --         --                 --
John R. Power, Jr....................
Larry L. Risley(11)..................    100,000         8.3%      2,983,110(7)     6.7%               7.6%
Richard P. Schifter(12)..............    774,495        64.5%      6,923,148       15.1%              43.2%
John F. Tierney......................         --          --              --         --                 --
Raymond S. Troubh....................         --          --           2,500          *                  *
All executive officers and directors
  as a group (17 persons)............    874,495        72.8%     10,084,670       21.6%              50.5%

- ---------------
* Less than 1%.

 (1) As of the Effective Date.

 (2) Includes shares acquired pursuant to the assignment by AmWest of its rights to acquire shares.

 (3) TPG is a Delaware limited partnership whose general partner is TPG GenPar, L.P., a Delaware limited partnership. The general partner of TPG GenPar, L.P. is TPG Advisors, Inc., a Delaware corporation. The executive officers and directors of TPG Advisors are: David Bonderman (director and President), James Coulter (director and Vice

     President), William Price (director and Vice President) James O'Brien (Vice President, Treasurer and Secretary) Richard P. Schifter (Vice President) and Richard A. Ekleberry (Vice President). Includes shares owned by TPG Parallel I, L.P., a Delaware limited partnership ("TPG Parallel") and Air Partners II, L.P., a Texas limited partnership, ("Air Partners II"). The general partner of each of TPG Parallel and Air Partners II is TPG GenPar L.P. No other persons control TPG, TPG GenPar, TPG Advisors, TPG Parallel or Air Partners II.

 (4) Mr. Bonderman is also Director and Chairman of the Board of Continental and Mr. Price is a Director of Continental. Mr. Bonderman, Mr. Coulter and Mr. Price, through their control positions in Air Partners, L.P., a special purpose partnership formed in 1992 to participate in the funding of the reorganization of Continental and a significant shareholder in Continental, may be deemed to beneficially own a significant percentage of Continental's common stock.

 (5) Includes 1,910,296 shares of Class B Common Stock that may be acquired upon the exercise of Warrants.

 (6) Includes 802,860 shares of Class B Common Stock that may be acquired upon the exercise of Warrants.

 (7) Includes 799,767 shares of Class B Common Stock that may be acquired upon the exercise of Warrants.

 (8) Includes 291,944 shares of Class B Common Stock that may be acquired upon the exercise of Warrants. Does not include any shares which Lehman or its affiliates may own in its or their capacity as a market maker on a when-issued basis for the Warrants and the Class B Common Stock. Class B Common Stock issuable to Lehman in exchange for unsecured claims was determined based upon the unsecured claims held by Lehman or its affiliates as of the close of business on August 18, 1994.

 (9) Includes 656,781 shares of Class B Common Stock that may be acquired upon the exercise of Warrants. All shares are owned directly by Fidelity Copernicus Fund, L.P. ("Copernicus"), Belmont Capital Partners II, L.P. ("Belmont II") or Belmont Fund, L.P. ("Belmont I"), each of which is a private investment limited partnership. Fidelity Management Trust Company ("FMTC") serves as investment adviser to Belmont I and Belmont II and Fidelity Management & Research Company ("FMRC") serves as investment adviser to Copernicus. Each of FMTC and FMRC is a wholly owned subsidiary of FMR Corp. ("FMR"). Through shared voting and dispositive power over the shares held by Belmont I and Belmont II, FMTC may be deemed to beneficially own the shares held by such entities. Through shared voting and dispositive power over the shares held by Copernicus, FMRC may be deemed to beneficially own the shares held by such entity. In addition, FMR, as controlling person of FMTC, FMRC and certain general partners of Belmont I, Belmont II and Copernicus, may be deemed to beneficially own the shares held by each of Belmont I, Belmont II and Copernicus. FMR disclaims beneficial ownership of such shares. Edward C. Johnson III, through his interest in FMR, may be deemed to beneficially own the shares held by each of Belmont I, Belmont II and Copernicus. Mr. Johnson disclaims beneficial ownership of such shares.

(10) Represents shares of Class A Common Stock and Class B Common Stock held by TPG. In connection with Mr. Coulter's positions described in footnote (3) above, Mr. Coulter may be deemed to beneficially own such shares.

(11) Represents shares of Class A Common Stock and Class B Common Stock held by TPG. In connection with Mr. Schifter's position described in footnote (3) above, Mr. Schifter may be deemed to beneficially own such shares.

(12) Represents shares held by Mesa. Through his position as president, chief executive officer and chairman of the board of Mesa, Mr. Risley may be deemed to beneficially own such shares.

STOCKHOLDERS' AGREEMENTS

     On the Effective Date, the Company, AmWest, GPA and certain designated stockholder representatives entered into an agreement (the "Stockholders' Agreement") with respect to certain matters involving the Company. Upon the dissolution of AmWest on the Effective Date, the provisions of the Stockholders' Agreement with respect to AmWest became binding upon TPG, Continental and Mesa. The material provisions of the Stockholders' Agreement are summarized below. The following description, however, is only a summary and is qualified in its entirety by reference to the Stockholders' Agreement, a copy of which has been filed as an exhibit to the Registration Statement of which this Prospectus is a part.

     The Stockholders' Agreement provides that for a period lasting until the first annual meeting after the third anniversary of the Effective Date (the "Third Annual Meeting"), America West's Board of Directors will consist of 15 members including (i) nine members designated by AmWest; (ii) one member designated by GPA for as long as GPA retains at least two percent of the voting equity securities of the Company; and (iii) five independent directors (the "Independent Directors") initially including (a) three designated by the Creditors' Committee, (b) one member designated by the Equity Committee, and (c) one director designated by the pre-Reorganization Board of Directors from among the executive officers of the Company. Until the Third Annual Meeting, AmWest and GPA will vote all shares of the Common Stock owned by them in favor of the reelection of the initially designated Independent Directors for as long as such Independent Directors continue to serve.

     In addition to the voting and other provisions of the Stockholders' Agreement, AmWest and GPA have agreed that (i) AmWest will vote in favor of GPA's nominee to the Company's Board of Directors, and (ii) GPA will vote in favor of AmWest's nine nominees to the Company's Board of Directors for so long as (a) AmWest owns at least 5% of the voting equity securities of the Company, and (b) GPA owns at least 2% of the voting equity securities of the Company.

     The Stockholders' Agreement also provides that no director nominated by AmWest will be an employee or officer of Continental. All directors who are selected by or who are directors of Continental or Mesa and all directors who are employees or officers of Mesa shall recuse themselves from voting on or receiving information on any matters involving negotiations or direct competition between Mesa and America West or Continental and America West, whichever the applicable case may be.

     Until the Third Annual Meeting, approval by at least the three Independent Directors or the affirmative vote of the holders of a majority of the voting power of each class of Common Stock (excluding those shares owned by AmWest or any of its Affiliates, as defined in the Stockholders' Agreement, but not, however, excluding any shares owned, controlled or voted by Mesa or any of its transferees that are not otherwise Affiliates of AmWest) is required to approve
(i) any merger or consolidation of the Company with or into AmWest or any of its Affiliates; (ii) certain transactions involving issuances of voting securities by the Company that result in AmWest or any of its Affiliates acquiring an increased percentage ownership of such voting securities; and (iii) any transaction or series of transactions having the same effect as (i) or (ii) above.

     Under the terms of the Stockholders' Agreement, neither AmWest nor any partner or Affiliate of AmWest or of any partner of AmWest may sell or otherwise transfer any Common Stock (other than to an Affiliate of the transferor) if, after giving effect thereto or to any related transaction, the total number of shares of Class B Common Stock beneficially owned by the transferor is less than twice the number of shares of Class A Common Stock beneficially owned by the transferor, except in certain circumstances.

     In addition, the Stockholders' Agreement provides that for a period of three years after the Effective Date, AmWest shall not sell, in a single transaction or related series of transactions, shares of Common Stock representing 51% or more of the combined voting power of shares of Common Stock then outstanding other than (i) pursuant to or in connection with a tender or exchange offer for all shares of Common Stock and for the benefit of all holders of Class B Common Stock on a pro rata basis at the same price per share and on the same economic terms, (ii) to any Affiliate of AmWest, (iii) to any Affiliate of AmWest's partners, (iv) pursuant to a bankruptcy or insolvency proceeding,
(v) pursuant to judicial order, legal process, execution or attachment or (vi) in a Public Offering as defined in the Stockholders' Agreement.

                            SELLING SECURITYHOLDERS

     The Selling Securityholders are TPG, Continental, Mesa, GPA, Fidelity and Lehman. Pursuant to partial assignments of the Investment Agreement by AmWest, Fidelity and Lehman also purchased Securities from the Company through subscription agreements between AmWest and those parties. Pursuant to the Reorganization Plan, the partners of AmWest and such parties invested $205.3 million into the Company in exchange for the rights to acquire Securities offered hereby.

     The following table sets forth the name of each Selling Securityholder, and the amount of the Securities (other than the Senior Notes) owned by each such Selling Securityholder which are subject to being offered hereby. This prospectus relates to the offers and sales of the Securities by the Selling Securityholders.

                                                     SHARES OF          SHARES OF
                                                      CLASS A            CLASS B         NUMBER OF
                                                    COMMON STOCK     COMMON STOCK(1)     WARRANTS
                                                    ------------     ---------------     ---------
TPG Partners, L.P.................................      642,078          5,739,480       1,583,688
TPG Parallel I, L.P. .............................       64,699            578,338         159,580
Air Partners II, L.P. ............................       67,718            605,330         167,028
Continental Airlines, Inc.........................      325,505          2,311,094         802,860
Mesa Airlines, Inc................................      100,000          2,983,110         799,767
GPA Group plc.....................................      --               2,284,615       1,384,615
Fidelity Copernicus Fund, L.P.....................      --               2,610,000         100,116
Belmont Capital Partners II, L.P..................      --               1,395,000         523,293
Belmont Fund, L.P.................................      --                 851,000          33,372
Lehman Brothers Inc...............................      --               5,062,000         291,944
                                                    ------------     ---------------     ---------
          TOTAL...................................    1,200,000         24,419,967       5,846,263

- ---------------
(1) Includes in each case a number of shares that may be acquired upon exercise of Warrants equal to the number of Warrants held by such person and offered pursuant to this Prospectus. The Class B Common Stock reflected is based on certain assumptions concerning the distribution of securities pursuant to the Plan. The actual ownership of securities resulting from consummation of the Plan will depend upon final calculations based on various cash elections and subscription elections made by owners of claims against and interests in the Company, as well as the amount of claims allowed pursuant to the bankruptcy proceedings, and may differ from the information set forth above.

     In addition, Fidelity Copernicus Fund, L.P. ("Copernicus") holds $75 million principal amount of the Investment Agreement Senior Notes and Belmont Fund, L.P. ("Belmont") holds $25 million principal amount of the Investment
Agreement Senior Notes, and                                     holds $  million
of the Additional Senior Notes and Lehman holds $          million of the
Additional Senior Notes all of which may be offered and sold pursuant to this Prospectus. The Investment Agreement Senior Notes held by Copernicus are subject to a repurchase agreement and pursuant to such agreement were resold shortly after their issuance to Copernicus and Belmont. This Prospectus relates to offers and sales of the Senior Notes by Copernicus and Belmont as well as offers and sales that may be subsequently made in accordance with the repurchase agreement. See "Plan of Distribution."

                        SHARES ELIGIBLE FOR FUTURE SALE

     As of September   , 1994, assuming no exercise of outstanding warrants to
purchase Common Stock, America West had 45,125,000 shares of Common Stock outstanding, including 1,200,000 shares of Class A Common Stock and 43,925,000 shares of Class B Common Stock. The offer and sale of 19,773,704 of such shares of Common Stock is registered under the Securities Act pursuant to the Registration Statement of which this Prospectus forms a part. In addition, at the Effective Date, America West had 10,384,615 shares of Class B Common Stock reserved for issuance upon the exercise of Warrants; the offer and sale of 5,846,263 of such shares is registered pursuant to the Registration Statement No. 33-54243 of America West Airlines, Inc.

     As of September   , 1994, substantially all of the outstanding shares of
Common Stock and shares of Common Stock issuable upon exercise of the Warrants (except to the extent such shares may have been acquired by an underwriter) were freely tradeable without restriction or further registration under the Securities Act, either because such shares were issued or are issuable pursuant to the exemption provided by Section 1145 of the Bankruptcy Code and such shares are not "restricted securities" as defined in Rule 144 under the Securities Act or because the offer and resale of such shares is registered pursuant to the Registration Statement No. 33-54243 of America West Airlines, Inc. To the extent shares of Common Stock are owned or purchased by "affiliates" of the Company as such term is defined in Rule 144 and are not registered pursuant to the Securities Act, such restricted shares may generally be sold in compliance with Rule 144.

     In general under Rule 144 as currently in effect, a person (or persons whose shares are aggregated), including persons deemed to be affiliates, whose restricted securities have been fully paid for and held for at least two years from the later of the date of acquisition from America West or an affiliate thereof, may sell such securities in brokers' transactions or directly to market makers, provided the number of shares sold in any three-month period does not exceed the greater of 1% of the then outstanding shares of the Common Stock or the average weekly trading volume in the public market during the four calendar weeks immediately preceding the filing of the seller's Form 144. Sales under Rule 144 are also subject to certain notice requirements and availability of current public information concerning America West. Pursuant to Rule 144(k), after three years have elapsed from the later of the acquisition of the restricted securities from America West or an affiliate thereof, such shares may be sold without limitation by persons who have not been affiliates of America West for at least three months.

     TPG, Continental, Mesa, Fidelity, Lehman, GPA and their respective affiliates, have certain rights pursuant to agreements with the Company to have the offering and sale of Securities held by them registered with the Commission under the Securities Act. Under such agreements, the Company may be required to effect such registration for a period of eight years from the Effective Date.

     Prior to this offering, there has been no market for the Common Stock of America West. Future sales of substantial amounts of Common Stock in the public market could adversely affect prevailing market prices.

                        DESCRIPTION OF THE SENIOR NOTES

     The Senior Notes were issued under an Indenture dated August 25, 1994 (the "Indenture") between the Company and American Bank National Association, as trustee (the "Trustee"). The material provisions of the Senior Notes and the Indenture are summarized below. The statements under this caption relating to the Senior Notes and the Indenture are summaries only, however, and do not purport to be complete. Such summaries make use of terms defined in the Indenture and are qualified in their entirety by express reference to the Indenture, which has been filed as an exhibit to the Registration Statement of which this Prospectus is a part. All section references under this heading are references to sections of the Indenture.

GENERAL

     Each Senior Note will mature on September 1, 2001, and will bear interest at the rate per annum stated on the cover page hereof from the date of issuance, payable semiannually in arrears on March 1 and September 1 of each year, commencing March 1, 1995, to the person in whose name the Senior Note is registered at the close of business on the record date next preceding such interest payment date. Interest will be computed on the basis of a 360-day year of twelve 30-day months. The Company will pay the principal on the Senior Notes to each Holder who surrenders such Senior Notes to a Paying Agent on or after September 1, 2001 or, in the event of a redemption of the Senior Notes, on or after the Redemption Date, as described below. The Company will pay principal and interest in U.S. legal tender by Federal funds bank wire transfer or (in the case of payment of interest) by check to the persons who are registered Holders at the close of business on the Record Date next preceding the applicable interest payment date. The aggregate principal amount of the Senior Notes that may be issued will be limited to $130,000,000.

     The Senior Notes will be transferable and exchangeable at the office of the Registrar and any co-registrar and will be issued in fully registered form, without coupons, in denominations of $1,000 and any whole multiple thereof; provided, however, that any Global Security representing all or a portion of the Senior Notes may not be transferred except as a whole by the Depository in certain circumstances unless and until it is exchanged in whole or in part for Senior Notes in a non-global form. The Company may require payment of a sum sufficient to cover any transfer tax or other similar governmental charge payable in connection with certain transfers and exchanges.

RANKING

     The Senior Notes will be senior unsecured obligations of the Company and will rank pari passu in right of payment with the Company's existing and future senior unsecured obligations.

OPTIONAL REDEMPTION

     The Company, at its option on notice to the Holders, may redeem the Senior Notes (i) prior to September 1, 1997 (A) at any time in whole but not in part, at a Redemption Price equal to 105% of the aggregate principal amount of the Senior Notes, plus accrued and unpaid interest thereon to the Redemption Date, or (B) from time to time in part from the Net Offering Proceeds received by the Company prior to September 1, 1997 from a Public Offering Sale at a Redemption Price equal to 105% of the aggregate principal amount of the Senior Notes so redeemed, plus accrued and unpaid interest thereon to the Redemption Date; and
(ii) on and after September 1, 1997 at any time in whole or from time to time in part, at a Redemption Price equal to the applicable percentage of the aggregate principal amount of the Senior Notes so to be redeemed, set forth below, plus accrued and unpaid interest thereon to the Redemption Date if redeemed during the 12 calendar months beginning on September 1 of the years indicated below:

                             1997:          105.0%
                             1998:          103.3%
                             1999:          101.7%
                             2000:          100.0%

MANDATORY REDEMPTION

     If the Company shall consummate a Public Offering Sale at any time or from time to time prior to September 1, 1997, it shall, promptly after each Public Offering Sale so consummated at a time when, immediately prior to such consummation, the Company shall have on hand cash and Cash Equivalents, not subject to any restriction on disposition, of at least $100,000,000, then the Company shall redeem Senior Notes at a redemption price equal to 104% of the aggregate principal amount of the Senior Notes so redeemed, plus accrued and unpaid interest to the redemption date. The aggregate redemption price and accrued and unpaid interest of the Senior Notes to be redeemed shall equal the lesser of (x) 50% of such Net Offering Proceeds or (y) the excess, if any, of $20,000,000 over (ii) the amount of any Net Offering Proceeds of any prior Public Offering Sale received prior to September 1, 1997, and applied to redeem Senior Notes as described therein.

     The Senior Notes will not be entitled to the benefit of any sinking fund or other mandatory redemption provisions.

CERTAIN COVENANTS

     Limitations on Restricted Payments. Under the terms of the Indenture, neither the Company nor any subsidiary shall: (i) declare or pay any dividends on or make any distributions in respect of Capital Stock of the Company (other than dividends or distributions payable solely in shares of Capital Stock (other than redeemable stock) or in options, warrants or other rights to purchase Capital Stock (other than Redeemable Stock)) to holders of Capital Stock of the Company, (ii) purchase, redeem or otherwise acquire or retire for value (other than through the issuance solely of Capital Stock (other than Redeemable Stock)) or warrants, rights or options to acquire Capital Stock other than Redeemable Stock; (iii) redeem, repurchase, defease (including, but not limited to, in substance or legal defeasance), or otherwise acquire or retire for value (other than through the issuance solely of Capital Stock (other than Redeemable Stock) or warrants, rights or options to acquire Capital Stock (other than Redeemable Stock)) (collectively, a "prepayment"), directly or indirectly (including by way of amendment of the terms of any Indebtedness in connection with any retirement or acquisition of such Indebtedness) other than at scheduled maturity thereof or by any scheduled repayment or scheduled sinking fund payment, any indebtedness of the Company which is subordinated in right of payment to the Senior Notes or which matures after the maturity date of the Senior Notes except out of the proceeds of Refinancing Indebtedness); if, at the time of such transaction described in clause (i), (ii) or (iii) (such transactions being hereinafter collectively referred to as "Restricted Payments") and after giving effect thereto, either the aggregate amount expended by the Company and its Subsidiaries for all Restricted

Payments (the amount of any Restricted Payment if other than cash to be the fair market value of the property included in such payment as determined in good faith by the Board of Directors as evidenced by a Board Resolution) from and after the Closing Date shall exceed the sum of (A) 50% (or if the Senior Notes at the time of the proposed Restricted Payment are rated Investment Grade by at least one rating agency of recognized standing selected by the Company, 75%) of the aggregate Adjusted Consolidated Net Income (or if such Adjusted Consolidated Net Income is a loss, minus 100% of such loss) of the Company and its Subsidiaries for the period from the Closing Date and through the day immediately prior to the day on which the Restricted Payment occurs, calculated on a cumulative basis as if such period were a single accounting period; (B) the aggregate net proceeds received by the Company after the Closing Date (including the fair market value of non-cash proceeds as determined in good faith by the Board of Directors as evidenced by a Board Resolution) from any Person other than a Subsidiary, as a result of the issuance of (or contribution to capital on) Capital Stock (other than any Redeemable Stock) or warrants, rights or options to acquire Capital Stock (other than any Redeemable Stock); (C) the aggregate net proceeds received by the Company after the Closing Date from any Person other than a Subsidiary as a result of the issuance of Capital Stock (other than Redeemable Stock) upon conversion or exchange of Indebtedness or upon exercise of options, warrants or other rights to acquire such Capital Stock and (D) $25,000,000. For purposes of any calculation that is required to be made in respect of, or after the declaration of a dividend by the Company, such dividend shall be deemed to be paid at the date of declaration and shall be included in determining the aggregate amount of Restricted Payments, and the subsequent payment of such dividend shall not be treated as an additional payment.

     For the purposes of the preceding covenant, the net proceeds from the issuance of shares of Capital Stock of the Company upon conversion of debt securities shall be deemed to be an amount equal to the net book value of such debt securities (plus the additional amount required to be paid upon such conversion, if any), less any cash payment on account of fractional shares; the "net book value" of a security shall be the net amount received by the Company on the issuance of such security, as adjusted on the books of the Company to the date of conversion.

     Notwithstanding the foregoing, if no Default or Event of Default shall have occurred or be continuing at the time, the Indenture shall not prohibit (i) the purchase, redemption or other acquisition or retirement for value of any shares of the Company's Capital Stock or the prepayment of any indebtedness of the Company which is subordinated in right of payment to the Senior Notes or which matures after the maturity date of the Senior Notes by any exchange for, or out of and to the extent the Company has received cash proceeds from the substantially concurrent sale or issuance (other than to a Subsidiary) of, shares of Capital Stock (other than any Redeemable Stock of the Company) or warrants, rights or options to acquire Capital Stock (other than any Redeemable Stock); or (ii) the purchase or redemption of shares of Capital Stock of the Company (including options on any such shares or related stock appreciation rights or similar securities) held by officers or employees of the Company or its Subsidiaries (or their estates or beneficiaries under their estates) upon death, disability, retirement, termination of employment or pursuant to the terms of any Plan or any other agreement under which such shares of stock or related rights were issued, provided that the aggregate amount of such purchases or redemptions of such Capital Stock shall not exceed $3,000,000 in any one fiscal year of the Company.

     Limitation on Transactions with Affiliates. Neither the Company nor any Subsidiary of the Company shall, directly or indirectly (i) sell, lease, transfer or otherwise dispose of any of its properties or assets, or issue securities to, (ii) purchase any property, assets or securities from, (iii) make any Investment in, or (iv) enter into or suffer to exist any contract or agreement with or for the benefit of, an Affiliate or Holder of 5% or more of any class of Capital Stock (and any Affiliate of such Holder) of the Company (an "Affiliate Transaction"), other than (x) certain permitted Affiliate Transactions and (y) Affiliate Transactions (including lease transactions) which are on fair and reasonable terms no less favorable to the Company or such Subsidiary, as the case may be, as those as might reasonably have been obtainable at such time from an unaffiliated party; provided that if an Affiliate Transaction or series of related Affiliate Transactions involves or has a value in excess of $10 million, the Company or such Subsidiary, as the case may be, shall not enter into such Affiliate Transaction or series of related Affiliate Transactions unless a majority of the disinterested members of the Board of Directors of the Company or such Subsidiary shall reasonably and in good faith determine that such

Affiliate Transaction is fair to the Company or such Subsidiary, as the case may be, or is on terms no less favorable to the Company or such Subsidiary, as the case may be, than those as might reasonably have been obtainable at such time from an unaffiliated party.

     (b) The preceding paragraph shall not apply to (i) any agreement as in effect as of the Closing Date, or any amendment thereto (including pursuant to any amendment thereto) so long as any such amendment is not disadvantageous to the Holders in any material respect or any transaction contemplated thereby (including pursuant to any amendment thereto); (ii) any transaction between the Company and any Wholly Owned Subsidiary or between Wholly Owned Subsidiaries, provided such transactions are not otherwise prohibited by this Indenture; (iii) reasonable and customary fees and compensation paid to, and indemnity provided on behalf of, officers, directors, employees or consultants of the Company or any Subsidiary, as determined by the Board of Directors of the Company or any Subsidiary or the senior management thereof in good faith; (iv) any Restricted Payments not prohibited in Section 4.13; (v) any payments or other transactions pursuant to any tax sharing agreement between the Company and any other Person with which the Company is required or permitted to file a consolidated tax return or with which the Company is or could be part of a consolidated group for tax purposes; and (vi) transactions with Continental, Mesa and their respective Affiliates as contemplated by Alliance Agreements.

     Limitation on Asset Sales. Subject to certain provisions of the Indenture, in the event and to the extent that on any date the Company or any of its Subsidiaries shall receive Net Cash Proceeds from one or more Asset Sales (other than Asset Sales by the Company or any Subsidiary to the Company or another Subsidiary) then the Company shall, or shall cause such Subsidiary to, within 12 months after such date apply an amount equal to such Net Cash Proceeds (A) and to repay Indebtedness of the Company or Indebtedness of any Subsidiary, in each case owing to a Person other than the Company or any of its Subsidiaries, and/or
(B) as an investment (or enter into a definitive agreement committing to so invest within 12 months after the date of such agreement), in property or assets of a nature or type or that are used in a business (or in a Person having property and assets of a nature or type, or engaged in a business) similar or related to the nature or type of the property and assets of, or the business of, the Company and its Subsidiaries existing on the date thereof (as determined in good faith by the Board of Directors of the Company or such Subsidiary, as the case may be, whose determination shall be conclusive and evidenced by a Board Resolution). The amount of such Net Cash Proceeds required to be applied (or to be committed to be applied) during such 12-month period as set forth in clause
(A) or (B) of the preceding sentence shall constitute "Excess Proceeds."

     If on the first Business Day following any 12-month period referred to in the preceding paragraph, the aggregate amount of Excess Proceeds from all Asset Sales subject to application but not previously applied during such 12-month period as provided in clause (A) or (B) of the preceding paragraph, exceeds $15,000,000, the Company, within 10 Business Days thereafter, shall make an offer to purchase on a pro rata basis from all Holders (an "Excess Proceeds Offer"), and shall purchase from Holders accepting such Excess Proceeds Offer, the maximum principal amount (expressed as an integral multiple of $1,000) of Senior Notes that may be purchased from funds in an amount equal to all such outstanding Excess Proceeds at a purchase price equal to 100% of the principal amount of the Senior Notes so purchased plus accrued and unpaid interest thereon to the date of purchase ("Excess Proceeds Payment"). Upon completion of an Excess Proceeds Offer (or upon termination of such offer if no repurchases are required), the amount of such Excess Proceeds relating thereto shall be equal to zero.

     Change of Control. Upon a Change of Control, each Holder shall have the right to require the Company to repurchase all or any part of such Holder's Senior Notes at a repurchase price equal to 101% of the principal amount thereof plus accrued and unpaid interest, if any, to the date of purchase. Within 30 days following any Change of Control, the Company shall mail a notice to each Holder stating: (i) that a Change of Control has occurred and that such Holder has the right to require the Company to purchase all or any part of such Holder's Senior Notes at a purchase price in cash equal to 101% of the principal amount thereof plus accrued and unpaid interest, if any, to the date of purchase; (ii) the circumstances and relevant facts regarding such Change of Control; (iii) the purchase date (which shall be no earlier than 30 days nor later than 60 days from the date such notice is mailed; and (iv) the instructions that the Company determines that a Holder must follow to have its Senior Notes repurchased. Holders electing to have a Senior Note purchased will be required to surrender the Senior Note, with an appropriate form duly completed, to the Company at the address specified in the notice at least 10 business days prior to the purchase date. Holders will be entitled to withdraw their election as specified in the notice.

     Limitation on Investments. The Company shall not, and shall not permit any Subsidiary to make any Investment other than (i) Investments consisting of non-cash proceeds from Asset Sales as contemplated by the Indenture; (ii) Investments consisting of Cash Equivalents; (iii) accounts receivable if credited or acquired in the ordinary course of business; (iv) payroll advances and advances for business and travel expenses in the ordinary course of business; (v) Investments by the Company in its Subsidiaries in the ordinary course of its business; (vi) Investments by any Subsidiary of the Company in the Company or in any Subsidiary; (vii) Investments by the Company for the purpose of acquiring businesses reasonably related to the business of the Company, in an aggregate amount not exceeding $5 million in any fiscal year; (viii) Investments made by way of endorsement of negotiable instruments received by the Company or any Subsidiary in the ordinary course of business; (ix) stock, obligations or securities received in settlement of debts created in the ordinary course of business owing to the Company or any Subsidiary; (x) Investments by the Company for the purpose of receivables financing; and (xi) in addition to any other permitted investments, any other Investments by the Company in an aggregate amount not exceeding $1 million at any time.

LIMITATIONS ON MERGERS AND CONSOLIDATION

     The Indenture provides that the Company will not consolidate with or merge into any other corporation, or transfer, lease or convey its properties and assets substantially as an entirety (the "Properties") to any Person, unless:
(i) the corporation formed by such consolidation or merger or the Person that acquires by transfer, lease or conveyance the Properties (collectively, the "Successor"), is a corporation organized and existing under the laws of the United States of America or any State thereof or the District of Columbia and the Successor assumes by supplemental indenture in a form satisfactory to the Trustee the Company's obligation for the due and punctual payment of the principal of and interest on all the Senior Notes according to their tenor and the performance of every covenant of the Indenture on the part of the Company to be performed or observed; and (ii) immediately before and after giving effect to such transaction, no Default or Event of Default shall have occurred and be continuing; and (iii) the Company has delivered to the Trustee an Officers' Certificate and an Opinion of Counsel, each stating that such consolidation, merger, conveyance, lease or transfer and such Supplemental Indenture comply with Article Six of the Indenture and that all conditions precedent set forth in the Indenture relating to such transaction have been complied with.

CERTAIN DEFINITIONS

     The following is a summary of certain defined terms to be used in the Indenture. Reference is made to the Indenture for the full definition of all such terms and for the definitions of other capitalized terms used herein and not defined below.

     "Adjusted Consolidated Net Income" means, for any Person for any period, the aggregate net income (or loss) of such Person and its consolidated Subsidiaries for such period determined in occurrence with GAAP; provided that the following items shall be excluded in computing Adjusted Consolidated Net Income (without duplication): (i) the net income (or loss) of any Person (other than a Subsidiary of such first Person) in which any other Person (other than such first Person or any of its Subsidiaries) has a joint or shared interest, except to the extent of the amount of dividends or other distributions actually paid to and received by such first Person or any of its Subsidiaries during such period out of funds legally available therefor, (ii) the net income (or loss) of any Person accrued prior to the date it becomes a Subsidiary of such first Person or any of its Subsidiaries or all or substantially all of the property and assets of such Person are acquired by such first Person or any of its Subsidiaries, (iii) the net income (or loss) of any Subsidiary of such Person that is subject to a Payment Restriction, except to the extent of the amount of cash dividends or other distributions actually paid to, and received by, such person or any of its Subsidiaries during such period from such Subsidiary out of funds legally available therefor, (iv) any gains or losses (on an after-tax basis) attributable to Asset Sales, and (v) all extraordinary gains and extraordinary losses.

     "Affiliates" means, as applied to any Person, any other Person directly or indirectly controlling, controlled by, or under direct or indirect common control with, such Person. For purposes of this definition, "control" (including, with correlative meanings, the terms "controlling", "controlled by" and "under common control with"), as applied to any Person, is defined to mean the possession, directly or indirectly, of the power to direct or cause the direction of the management and policies of such Person, whether through the ownership of voting securities, by contract or otherwise.

     "Asset Sale" means any sale, transfer or other disposition (including by way of merger, consolidation or sale-leaseback transactions) in one transaction or a series of related transactions by the Company or any of its Subsidiaries to any Person other than the Company or any of its Subsidiaries of (i) all or any of the Capital Stock of any Subsidiary of the Company, (ii) all or substantially all of the property and assets of an operating unit or business of the Company or any of its Subsidiaries or (iii) any other property and assets of the Company or any of its Subsidiaries outside the ordinary course of business of the Company or such Subsidiary and, in each case, that is not governed by the provisions of Article Six of the Indenture applicable to mergers, consolidations and transfers of all or substantially all of the property and assets of the Company; provided that none of (A) sales or other dispositions of inventory, receivables and other current assets, (B) sale or other dispositions of surplus equipment, spare parts, expandable inventories, furniture or fixtures in an aggregate amount not to exceed $10,000,000 in any fiscal year of the Company,
(C) sale leasebacks of aircraft and engines passenger loading bridges or other flight or ground equipment, flight simulators, or the Company's reservation facility located at 222 South Mill Avenue, Tempe, Arizona; or (D) $20,000,000 of other sales in any fiscal year of the Company shall be included within the meaning of "Asset Sale".

     "Change of Control" means (i) the acquisition at any time by any Person (other than one or more Permitted Holders), of "beneficial ownership" (within the meaning of Section 13(d) under the Exchange Act and the rules and regulations promulgated thereunder) in excess of 50% of the total voting power of the voting stock of the Company; (ii) the sale, lease, transfer or other disposition, of all or substantially all of the assets of the Company to any Person (other than one or more Permitted Holders) as an entirety or substantially as an entirety in one transaction or a series of related transactions; (iii) the merger or consolidation of the Company, with or into another corporation, or the merger of another corporation into the Company, or any other transaction, with the effect that a Person (other than one or more Permitted Holders), has "beneficial ownership" (within the meaning of Section 13(d) under the Exchange Act and the rules and regulations promulgated thereunder) in excess of 50% of the voting stock of the Company, or such other corporation, as the case may be (including indirect ownership through another Person other than one or more Permitted Holders); or (iv) the liquidation or dissolution of the Company. For purposes of this definition, the term Person includes a "person" within the meaning of Section 13(d) of the Exchange Act and the rules and regulations promulgated thereunder.

     "Commodity Agreement" means any agreement or arrangement designed to protect the Company or any of its Subsidiaries against fluctuations in the prices of commodities used by the Company or any of its Subsidiaries in the ordinary course of its business.

     "Currency Agreement" means any foreign exchange contract, currency swap agreement or other similar agreement or arrangement designed to protect the Company or any of its Subsidiaries against fluctuations in currency values to or under which the Company or any of its Subsidiaries is a party or a beneficiary on the date of the Indenture or becomes a party or a beneficiary thereafter.

     "Indebtedness" means, with respect to any Person at any date of determination (without duplication), (i) all indebtedness of such Person for borrowed money, (ii) all obligations of such Person evidenced by bonds, debentures, Senior Notes or other similar instruments, (iii) all obligations of such Person in respect of letters of credit or other similar instruments (including reimbursement obligations with respect thereto), (iv) all obligations of such Person to pay the deferred and unpaid purchase price of property or services, except trade payables, (v) all obligations of such Person to the extent capitalized on the balance sheet of such Person as lessee under Capitalized Leases, (vi) all Indebtedness of other Persons secured by a Lien on any asset of such Person, whether or not such Indebtedness is assumed by such Person; provided that the amount of such Indebtedness shall be the lesser of (A) the fair market value of such asset at such date of determination and (B) the stated principal amount of such Indebtedness, (vii) all Indebtedness of other Persons guaranteed by such Person to the extent such Indebtedness is guaranteed by such Person, (viii) to the extent not otherwise included in this definition, obligations under Currency Agreements, Interest Risk Agreement and Commodity Agreements. The amount of Indebtedness of any Person of any date shall be the outstanding balance on such date of all unconditional obligations as described above and the maximum liability, upon the occurrence of the contingency giving rise to the obligation, of any contingent obligations at such date; provided that the amount outstanding at any time of any Indebtedness issued with original issue discount is the full amount of such Indebtedness less the remaining unamortized portion of the original issue discount of such Indebtedness of such time as determined in conformity with GAAP.

     "Investment" means, with respect to any Person, any direct or indirect advance, loan (other than advances to customers in the ordinary course of business consistent with past practices that are recorded as accounts receivable on the balance sheet of such Person or its Subsidiaries) or other extension of credit or capital contribution by such Person to any other Person (by means of any transfer of cash or other property to others or any payment for property or services for the account or use of others; provided, that any transfer of aircraft to a limited partnership or other entity in connection with the transaction in which the aircraft are leased to the Company shall not be an Investment), or any purchase or acquisition by such person of Capital Stock, bonds, notes, debentures or other similar instruments issued by any other Person.

     "Interest Rate Agreement" means any interest rate future agreement, interest rate option agreement, interest rate swap agreement, interest rate cap agreement, interest rate collar agreement, interest rate hedge agreement or other similar agreement or arrangement designed to protect the Company or any of its Subsidiaries against fluctuations in interest rates to or under which the Company or any of its Subsidiaries is a party or a beneficiary on the date of the Indenture or becomes a party or a beneficiary thereafter.

     "Investment Grade" means a rating of BBB- or higher by S&P or BaaB or higher by Moody's or the equivalent of such ratings by S&P or Moody's. In the event that the Company shall select any other rating agency, the equivalent of such ratings by such rating agency shall be used.

     "Lien" means any mortgage, lien, pledge, charge, security interest or encumbrance of any kind (including, without limitation, any conditional sale or other title retention agreement or lease in the nature thereof, any sale with recourse against the seller or any Affiliate of the seller, or any agreement to give any security interest); provided that in no event shall a true operating lease be deemed to constitute a Lien hereunder.

     "Material Subsidiary" means each Subsidiary that is either (a) a "significant subsidiary" as defined in Rule 1-02(v) of Regulation S-X under the Securities Act and the Exchange Act (as such regulation is in effect on the date hereof) or (b) material to the financial condition or results of operations of the Company and its Subsidiaries taken as a whole.

     "Net Cash Proceeds" means, with respect to any Asset Sale, the proceeds of such Asset Sale in the form of cash or Cash Equivalents, including payments in respect of deferred payment obligations (to the extent corresponding to the principal, but not interest, component thereof) when received in the form of cash or Cash Equivalents (except to the extent such obligations are financed or sold with recourse to the Company or any Subsidiary of the Company) and proceeds from the conversion of other property received when converted to cash or Cash Equivalents, net of (i) brokerage commissions and other fees and expenses (including fees and expenses of counsel and investment bankers) related to such Asset Sale, (ii) provisions for all taxes payable as a result of such Asset Sale without regard to the consolidated results of operations of the Company and its Subsidiaries, taken as a whole, (iii) payments made to repay Indebtedness or any other obligation outstanding at the time of such Asset Sale that either (A) is secured by a Lien on the property or assets sold or (B) is required to be paid as a result of such Asset Sale other than pursuant to this Agreement, and (iv) appropriate amounts to be provided by the Company or any Subsidiary of the Company as a reserve against any liabilities associated with such Asset Sale, including, without limitation, pension and other post-employment benefit liabilities, liabilities related to environmental matters and liabilities under any indemnification obligations associated with such Asset Sale, all as determined in conformity with GAAP.

     "Payment Restriction" means, with respect to a Subsidiary of any Person, any encumbrance, restriction or limitation, whether by operation of the terms of its charter or by reason of any agreement, instrument, judgment, decree, order, statute, rule or governmental regulation, on the ability of (i) such Subsidiary to (a) pay dividends or make other distributions on its Capital Stock or make payments on any obligation, liability or Indebtedness owed to such Person or any other Subsidiary of such Person, (b) make loans or Advances to such Person or any other Subsidiary of such Person, or (c) transfer any of its property or assets to such Person or any other Subsidiary of such Person, or (ii) such Person or other Subsidiary of such Person to receive or retain any such (a) dividends, distributions or payments, (b) loans or advances, or (c) property or assets.

     "Permitted Holders" means AmWest, TPG, Continental, Mesa, Fidelity and their respective successors and affiliates.

     "Public Offering Sale" means an underwritten public offering of Capital Stock of the Company pursuant to which the Company agreed to issue and sell and the Purchasers named in such agreement agreed to purchase, an aggregate of $100,000,000 in principal amount of Securities.

     "Redeemable Stock" means any class or series of Capital Stock of any Person that by its terms or otherwise (i) is required to be redeemed prior to the Stated Maturity of the Securities, (ii) may be required to be redeemed at the option of the holder of such class or series of Capital Stock at any time prior to the Stated Maturity of the Securities or (iii) is convertible into or exchangeable for Capital Stock referred to in clause (i) or (ii) above or indebtedness having a scheduled maturity prior to the Stated Maturity of the Securities; provided that any Capital Stock that would not constitute Redeemable Stock but for provisions thereof offering holders thereof the right to require the Company to repurchase or redeem such Capital Stock upon the occurrence of an "asset sale" occurring prior to the Stated Maturity of the Securities shall not constitute Redeemable Stock if the asset sale provisions contained in such Capital Stock specifically provide that in respect of any particular asset sale proceeds, the Company will not repurchase or redeem any such Capital Stock pursuant to such provisions prior to the Company's repurchase of such Securities as are required to be repurchased from Holders accepting an Excess Proceeds Offer pursuant to the provisions of Section 4.15.

     "Refinancing Indebtedness" means any Indebtedness of the Company or any Subsidiary issued in exchange for, or the net proceeds of which are applied entirely to substantially concurrently repay, refinance, refund or replace, outstanding Indebtedness of the Company or any of its Subsidiaries (the "Refinanced Indebtedness"), to the extent such Indebtedness

          (a) is issued in a principal amount (or if such Indebtedness is issued at an original issue discount, is issued at an original issue price) not exceeding the outstanding principal amount (or, if such Refinanced Indebtedness was issued at an original issue discount, not exceeding the outstanding accreted principal amount) of such Refinanced Indebtedness, and

          (b) if the Refinanced Indebtedness is Indebtedness of the Company and ranks by its terms junior in right of payment to the Securities, (i) does not have a final scheduled maturity and is not subject to any principal payments, including but not limited to payments upon mandatory or optional redemption, prior to the dates of analogous payments under the Refinanced Indebtedness, and (ii) has subordination provisions effective to subordinate such Indebtedness to the Securities at least to the extent that such Refinanced Indebtedness is subordinated to the Securities, and

          (c) if the Refinanced Indebtedness is Indebtedness of the Company and ranks by its terms pari passu in right of payment with the Securities, (i) is pari passu or subordinated in right of payment to the Securities, (ii) does not have a final scheduled maturity and is not subject to any principal payments, including but not limited to payments upon mandatory or optional redemption, prior to the dates of analogous payments under the Refinanced Indebtedness, and (iii) is not secured by any Lien on any property of the Company or any Subsidiary in addition to Liens securing the Refinanced Indebtedness.

EVENTS OF DEFAULT

     An Event of Default, with respect to the Senior Notes, means any one of the following events shall have occurred and be continuing: (i) default by the Company for 30 days in payment of any interest on the Senior Notes; (ii) default by the Company in any payment of principal of or premium, if any, on the Senior Notes when such payment becomes due and payable; (iii) default by the Company in performance of any other covenant or agreement in the Indenture or under the Senior Notes, which shall not have been remedied within 30 days after receipt of written notice from the Trustee or from the holders of at least 25% in principal amount of the Senior Notes then outstanding; (iv) upon an event of default resulting in the acceleration of the maturity of any issue or issues of Indebtedness of the Company and/or one or more Subsidiaries of any principal amount of $10 million or more in the aggregate, and such default shall be continuing for a period of 30 days without the Company or such Subsidiary, as the case may be, discharging the Indebtedness or effecting a cure of such default; (v) a judgment or order not covered by insurance for the payment of money in excess of $10 million having been rendered against the Company or any Subsidiary and such judgment or order shall continue unsatisfied and unstayed for a period of 60 days; or (vi) certain events involving bankruptcy, insolvency or reorganization of the Company or any Material Subsidiary; (vii) failure by the Company to make at the final (but not any interim) fixed maturity of one or more issues of Indebtedness a principal payment or principal payments aggregating 10 million or more, which failure shall not have been remedied within 30 days of the payment default that causes the aggregate amount of such indebtedness to exceed $10 million, or (viii) the cessation of the full force and effect of the Indenture, except as permitted therein. The Trustee may withhold notice to the holders of the Senior Notes of any default or Event of Default (except in payment of principal of, or premium, if any, or interest on the Notes) if the Trustee considers it in the interest of the holders of the Senior Notes to do so.

     If an Event of Default occurs and is continuing with respect to the Indenture, the Trustee or the Holders of not less than 25% in principal amount of the Senior Notes outstanding may, and at the request of the Holders, the Trustee shall declare the principal of and premium, if any, and accrued but unpaid interest on all the Senior Notes to be due and payable. Upon such a declaration, such principal, premium, if any, and interest will be due and payable immediately. If an Event of Default relating to certain events of bankruptcy, insolvency or reorganization of the Company or any Material Subsidiary occurs and is continuing, the principal of and premium, if any, and interest on all the Senior Notes will become and be immediately due and payable without any declaration or other act on the part of the Trustee or any Holders of the Senior Notes. If an Event of Default relating to item (iv) in the preceding paragraph occurs, such acceleration will be automatically rescinded if the Event of Default is cured by the Company or waived by the holders of the relevant Indebtedness within 30 days after the occurrence of the Event of Default. Under certain circumstances, the holders of a majority in principal amount of the outstanding Senior Notes may rescind any such acceleration with respect to the Senior Notes and its consequences.

     The Indenture provides that no Holder may pursue any remedy under the Indenture unless (i) the Trustee shall have received written notice from the Holder of a continuing Event of Default, (ii) the Trustee shall have received a request from holders of at least 25% in principal amount of the Senior Notes to pursue such remedy, (iii) the Trustee shall have been offered indemnity reasonably satisfactory to it, (iv) the Trustee shall have failed to act for a period of 60 days after receipt of such notice and offer of indemnity, and (v) during such 60-day period, a majority of the Holders do not give the Trustee directions inconsistent with the initial request; however, such provision does not affect the right of a holder of a Note to sue for enforcement of any overdue payment thereon.

     The holders of a majority in principal amount of the Senior Notes then outstanding have the right to direct the time, method and place of conducting any proceeding for exercising any remedy available to the Trustee under the Indenture, subject to certain limitations specified in the Indenture. The Indenture will require the annual filing by the Company with the Trustee of a written statement as to compliance with the covenants contained in the Indenture.

MODIFICATION AND WAIVER

     The Indenture provides that supplements and amendments to the Indenture or the Senior Notes may be made by the Company, and the Trustee with the written consent of the Holders of at least a majority in aggregate principal amount of the Senior Notes then outstanding; provided that no such amendment or waiver may, without the consent of each Holder affected, (i) reduce the principal amount of Senior Notes whose Holders must consent to an amendment, supplement or waiver, (ii) reduce the principal of or change the fixed maturity of any Senior Note, or alter the provisions with respect to the redemption of the Senior Notes in a manner adverse to the Holders, (iii) reduce the rate of or change the time for payment of interest on any Senior Note, (iv) make any Senior Note payable in money other than U.S. Legal Tender, (v) make any change in the provisions of the Indenture relating to waivers of past Defaults or the rights of Holders to receive payments of principal of, or premium, if any, or interest on, the Senior Notes, (vi) waive a redemption payment with respect to any Senior Notes, or
(vii) make any change in certain sections of the Indenture.

     The Indenture provides that supplements and amendments to the Indenture may be made by the Company and the Trustee without the consent of any Holder to: (i) cure any ambiguity, correct or supplement any provision therein which may be inconsistent with any other provision therein, or to make any other provisions with respect to matters or questions arising under the Indenture which shall not be inconsistent with the provisions of the Indenture, provided that such amendment does not adversely affect the rights of the Holders, (ii) evidence the succession of another corporation to the Company, and provide for the assumption by such successor of the Company's obligations to the Holders under the Indenture and the Senior Notes, (iii) to provide for uncertificated Senior Notes in addition to or in place of certificated Senior Notes, (iv) make any change that would provide additional rights or benefits to holders, or not adversely affect the legal rights of the Holder under the Indenture or (v) comply with the requirements of the Commission in order to effect or maintain the qualification of the Indenture under the Trust Indenture Act of 1939.

     The Indenture provides that the holders of a majority in aggregate principal amount of the Senior Notes then outstanding may waive any existing Default or Event of Default under the Indenture or the Senior Notes, except a default or Event of Default in the payment of principal, or premium, if any, or interest.

DISCHARGE AND TERMINATION

     The Indenture provides that the Indenture shall cease to be of further effect (subject to certain exceptions) when (i) all outstanding Senior Notes theretofore authenticated and delivered (other than destroyed, lost or stolen Senior Notes that have been replaced or paid) have been delivered to the Trustee for cancellation or (ii) (A) the Senior Notes mature within one year or all of them are to be called for redemption within one year under arrangements satisfactory to the Trustee, (B) the Company irrevocably deposits in trust with the Trustee during such one-year period, under the terms of an irrevocable trust agreement in form and substance satisfactory to the Trustee, as trust funds solely for the benefit of the Holders, money or U.S. Government Obligations sufficient to pay principal and interest on the Senior Notes to maturity or redemption, as the case may be, and to pay all other sums payable by it under the Indenture or the Senior Notes, (C) no Event of Default with respect to the Senior Notes shall have occurred and be continuing on the date of such deposit,
(D) such deposit will not result in a breach or violation of, or constitute a default under, the Indenture or any other agreement or instrument to which the Company is a party or by which either is bound and (E) the Company has delivered to the Trustee any required Officers' Certificate and Opinion of Counsel.

GOVERNING LAW

     The Indenture and each Senior Note are governed by, and construed in accordance with, the laws of the State of New York, except as may otherwise be required by mandatory provisions at law, but without giving effect to principles of conflicts of law.

THE TRUSTEE

     American Bank National Association will be the Trustee under the Indenture. Its address is 101 East 5th Street, St. Paul, MN 55101.

     The Indenture contains certain limitations on the right of the Trustee, should it become a creditor of the Company, to obtain payment of claims in certain cases, or to realize on certain property received in respect of any such claim as security or otherwise. The Trustee will be permitted to engage in other transactions; however, if it acquires any conflicting interest (as defined in the Trust Indenture Act of 1939), it must eliminate such conflict or resign.

     The Indenture provides that in case an Event of Default shall occur (and be continuing), the Trustee will be required to use the degree of care and skill of a prudent man in the conduct of his own affairs. The Trustee will be under no obligation to exercise any of its powers under the Indenture at the request of any of the holders of the Senior Notes, unless such holders shall have offered the Trustee indemnity reasonably satisfactory to it.

AUTHENTICATION

     Two officers of the Company will sign each Senior Note on behalf of the Company, in each case by manual or facsimile signature. The Company's seal will be reproduced on each Senior Note and may be in facsimile form. A Senior Note will not be valid until the Trustee or an Authenticating Agent manually signs the certificate of authentication on the Senior Note. Each Senior Note will be dated the date of its authentication.

                          DESCRIPTION OF CAPITAL STOCK

     The authorized capital stock of the Company consists of 1,200,000 shares of Class A Common Stock, $.01 par value (the "Class A Common Stock "), 100,000,000 shares of Class B Common Stock, $.01 par value (the "Class B Common Stock"), (such classes of Common Stock referred to collectively as the "Common Stock") and 48,800,000 shares of preferred stock, $.01 par value (the "Preferred Stock"). As of September 15, 1994, there were 1,200,000 outstanding shares of Class A Common Stock and 43,925,000 outstanding shares of Class B Common Stock.

     The material terms of the Company's capital stock are summarized below. The following description is a summary only, however, and is not intended to be complete and is qualified by reference to the provisions of the Company's Restated Certificate of Incorporation (the "Certificate of Incorporation") and bylaws and the agreements referred to in this summary description, copies of each of which have been filed as exhibits to the Registration Statement of which this Prospectus is a part. As used in this section, except as otherwise stated or required by context, each reference to AmWest includes any successor by merger, liquidation, consolidation or similar transaction and any wholly owned subsidiary of such entity or such successor.

COMMON STOCK -- ALL CLASSES

     Holders of Common Stock of all classes participate equally as to any dividends or distributions on the Common Stock, except that dividends payable in shares of Common Stock, or securities to acquire Common Stock, are paid in Common Stock, or securities to acquire Common Stock, of the same class as that held by the recipient of the dividend. Upon any liquidation, dissolution or winding up of the Company, holders of Common Stock of all outstanding classes are entitled, subject to the rights of preferred Stockholders, if any, to receive pro rata all of the assets of the Company available for distribution to the stockholders. Holders of Common Stock have no preemptive, subscription, conversion or redemption rights (other than conversion rights of AmWest and GPA described below), and are not subject to further calls or assessments. Holders of Common Stock have no right to cumulate their votes in the election of directors. The Common Stock votes together as a single class, subject to the right to a separate class vote in certain instances required by law.

CLASS B COMMON STOCK AND CLASS A COMMON STOCK

     The holders of Class B Common Stock are entitled to one vote per share, and the holders of Class A Common Stock are entitled to fifty votes per share, on all matters submitted to a vote of common stockholders, except that voting rights of non-U.S. citizens are limited as set forth below under "-- Limitation on Voting by Foreign Owners."

     As set forth under the heading "Principal Stockholders," the former partners of AmWest currently own in the aggregate 100% of the outstanding Class A Common Stock and 20.2% of the outstanding Class B Common Stock, which collectively represent approximately 66.3% of the total voting power of the outstanding Common Stock. In addition, those partners hold Warrants to acquire an additional 3,534,695 shares of Class B Common Stock that, if exercised, would increase their voting control to 67.4%. See "Principal Stockholders -- Stockholders' Agreement" below for a discussion of arrangements regarding the composition of the Board of Directors of the Company.

     Holders of Class A Common Stock may at any time elect to convert such shares into an equal number of shares of Class B Common Stock. Class B Common Stock is not convertible into Class A Common Stock.

PREFERRED STOCK

     Pursuant to the Company's Certificate of Incorporation, the Company is authorized to issue 48,800,000 shares of Preferred Stock. The Company's Board of Directors by resolution may authorize the issuance of the Preferred Stock as a class, in one or more series, having the number of shares, designations, relative voting rights, dividend rights, liquidation and other rights preferences, and limitations that the Board of Directors fixes without any stockholder approval. No shares of Preferred Stock have been issued.

LIMITATION ON VOTING BY FOREIGN OWNERS

     The Certificate of Incorporation defines "Foreign Ownership Restrictions" as "applicable statutory, regulatory and interpretive restrictions regarding foreign ownership or control of U.S. air carriers (as amended or modified from time to time)." Such restrictions currently require that no more than 25% of the voting stock of the Company be owned or controlled, directly or indirectly, by persons who are not U.S. citizens ("Foreigners") for purposes of the Foreign Ownership Restrictions, and that the Company's president and at least two-thirds of its directors be U.S. citizens. The Certificate of Incorporation provides that no shares of capital stock may be voted by or at the direction of Foreigners, unless such shares are registered on a separate stock record (the "Foreign Stock Record"). The Company's bylaws further provide that no shares will be registered on the Foreign Stock Record if the amount so registered would exceed the Foreign Ownership Restrictions. Registration on the Foreign Stock Record is made in chronological order based on the date the Company receives a written request for registration.

LIMITATION OF DIRECTOR LIABILITY AND INDEMNIFICATION

     The Company's Certificate of Incorporation and Restated Bylaws (collectively, the "Charter Documents") provide, to the fullest extent permitted by Delaware law as it may from time to time be amended, that no director shall be liable to the Company or any stockholder for monetary damages for breach of fiduciary duty as a director. Delaware law currently provides that such waiver may not apply to liability (i) for any breach of the director's duty of loyalty to the Company or its stockholders, (ii) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, (iii) under Section 174 of the Delaware General Corporation Law (governing distributions to stockholders), or (iv) for any transaction from which the director derived any improper personal benefit. The Charter Documents further provide that the Company will indemnify each of its directors and officers to the full extent permitted by Delaware law and may indemnify certain other persons as authorized by law.

     Additionally, America West has entered into written agreements with each person who served as a director or executive officer of America West as of the date of the Investment Agreement providing for similar indemnification of such person and that no recourse or liability whatsoever with respect to the Investment

Agreement, the Plan or consummation of the transactions contemplated thereby shall be had by or in the right of America West against such person.

DELAWARE BUSINESS COMBINATION STATUTE

     Pursuant to the Plan, the Company has elected not to be governed by Section 203 of the Delaware General Corporation Law ("DGCL"). In general, Section 203 of the DGCL prohibits a Delaware corporation from entering into a "business combination" with an "interested stockholder" for a period of three years unless certain exceptions are applicable. Pursuant to the statute, the Company's election not to be governed by Section 203 will not become effective until the first anniversary date of the Effective Date.

     By opting out of Section 203, America West may be foregoing certain "anti-takeover" protections that may otherwise be available to it under Section 203 in the event of an unsolicited takeover offer from a party other than AmWest. However, given the limited protections provided by Section 203, the significant holdings of Common Stock by AmWest after the Effective Date and certain other factors, the Company does not believe that the protections afforded by Section 203 are very significant or that an unsolicited takeover offer is likely to occur.

     With respect to a possible "business combination" or takeover attempt by AmWest or its affiliates involving the Company, the protective provisions of
Section 203 would not apply to such a transaction because the Board of Directors of the Company has previously approved of the transactions contemplated by the Investment Agreement and otherwise described herein prior to the date such agreement was entered into and prior to the date that AmWest acquired any shares of Common Stock. However, pursuant to the Stockholders' Agreement, AmWest will be precluded from consummating any "Business Combination" (as defined in the Stockholders Agreement) with the Company for a three-year period commencing on the Effective Date, unless such transaction is recommended or approved in advance by at least three Independent Directors or a majority of the Common Stock of the Company not held by AmWest and its affiliates.

                            DESCRIPTION OF WARRANTS

GENERAL

     The Warrants were issued under a Warrant Agreement dated August 25, 1994 (the "Warrant Agreement") between the Company and First Interstate of California, N.A. as warrant agent (the "Warrant Agent"). The material terms of the Warrants and the Warrant Agreement are summarized below. The statements under this caption relating to the Warrants and the Warrant Agreement are summaries only, however, and do not purport to be complete. Such summaries make use of terms defined in the Warrant Agreement and are qualified in their entirety by express reference to the Warrant Agreement, which has been filed as an exhibit to the Registration Statement of which this Prospectus is a part. All section references under this heading are references to sections of the Warrant Agreement.

     Each of the 5,846,263 Warrants offered hereby entitles the registered holder to purchase from the Company one share of Class B Common Stock at a price of $12.74 ("the Exercise Price") subject to adjustment as provided in the Warrant Agreement. The Warrants are exercisable by the holders at any time before August 25, 1999 (the "Expiration Date"). (Section 3.01)

CERTAIN TERMS OF THE WARRANTS

     Exercise of Warrants. Warrants may be exercised by surrendering the Warrant Certificate evidencing such Warrants at the Warrant Agent's Office with the Election to Exercise form duly completed and executed. Surrendered Warrant Certificates must be accompanied by payment in full to the Warrant Agent for the account of the Company (i) in cash, (ii) by certified or official bank check or
(iii) by any combination of (i) or (ii) the Warrant Price for each share of Class B Common Stock as to which Warrants are exercised and any applicable taxes that the Company is not required to pay as set forth in Sections 4.08 or 6.01. (Section 3.02(a)).

     The Company will not be required to issue fractional shares of Class B Common Stock upon the exercise of the Warrants. In lieu thereof, the Company, at its option, may purchase the fraction for an amount in cash equal to the then-current market value of the fraction (as defined in Section 4.01(d)) or issue scrip of the Company that is non-dividend bearing and non-voting and exchangeable in combination with other similar scrip for the number of full shares of Class B Common Stock represented thereby. (Section 3.03)

     The Company has the right, except as limited by law or other agreement, to purchase or otherwise acquire Warrants at such times, in such manner and for such consideration as it may deem appropriate. (Section 3.04)

     The Company will, at all times, reserve and keep available free of preemptive rights out of its authorized and unissued Class B Common Stock, the full number of shares of Class B Common Stock, if any, issuable if all outstanding Warrants then exercisable were to be exercised. Any shares of Class B Common Stock issued upon a Warrant holder's exercise of any Warrant shall be validly authorized and issued, fully paid, non-assessable, free of preemptive rights and free from all taxes (other than those required to be paid by the holder or its transferees) liens, charges, security interests and claims created or incurred by the Company in respect of the issuance thereof. (Sections 3.02(b); 4.06)

     Adjustment of Warrant Price. The Warrant Price and the number of shares of Class B Common Stock purchasable upon exercise of each Warrant are subject to adjustment in certain events, including (a) the payment of a dividend in Common Stock or certain combinations, subdivisions, or reclassifications of the Common Stock, (b) the issuance to holders of Common Stock (without any charge to such holders) of rights, options or warrants entitling the holders thereof to purchase Common Stock (or securities convertible into Common Stock) at a price per share less than the then-current market price per share, and (c) certain distributions by the Company to holders of Common Stock of evidences of its indebtedness or assets (excluding any cash dividend or distribution out of retained earnings), all as described in the Warrant Agreement. The Company is not required to make any adjustment to the Warrant Price unless such adjustment could require an increase or decrease of at least $.05 in the Warrant Price then subject to adjustment; provided, however, that any adjustments that are not made for this reason must be carried forward and taken into account in any subsequent adjustment. (Section 4.01) The Company may, at its option, reduce the Warrant Price at any time.

     Rights Upon Consolidation, Merger, Sale, Transfer or Reclassification. In the event of certain consolidations with or mergers of the Company into another corporation or in the event of certain leases, sales or conveyances of the property of the Company to another corporation, the holder of each outstanding Warrant shall have the right to receive, upon exercise of the Warrant, the kind and amount of shares, securities, property or cash receivable upon such consolidation, merger, lease, sale or conveyance by a holder of one share of Class B Common Stock. (Section 4.05(a))

     In the event of any liquidation, dissolution or winding up of the affairs of the Company, each holder of a Warrant may receive, upon exercise of such Warrant in accordance with the Warrant Agreement, the same kind and amount of any stock, securities or assets as may be issuable, distributable or payable on any such dissolution, liquidation, or winding up with respect to each share of Class B Common Stock of the Company. (Section 4.05(b))

     In the event of certain reclassifications or changes of the shares of Class B Common Stock issuable upon exercise of the Warrants or in the event of the consolidation or merger of another corporation into the Company in which the Company is the continuing corporation in which the holders of the shares of Common Stock thereafter receive shares, other securities, property or cash for such shares of Common Stock, each holder of a Warrant shall have the right to receive, upon exercise of the Warrant, the kind and amount of shares, other securities, property or cash receivable upon such reclassification or change. (Section 4.05(c))

     Rights as Warrantholders. A holder of Warrants does not have any rights whatsoever as a stockholder of the Company, either at law or equity, including but not limited to the right to vote at, or to receive notice of, any meeting of stockholders of the Company. The consent of any holder is not required with respect to any action or proceeding of the Company nor do holders, by reason of the ownership or possession of a Warrant, have any right to receive any cash dividends, stock dividends, allotments or rights, or other distributions paid, allotted or distributed or distributable to the stockholders of the Company. A holder of a Warrant shall not have any rights unless the right is expressly conferred by the Warrant Agreement or by a Warrant Certificate held by the holder. (Section 5.01)

                              PLAN OF DISTRIBUTION

     Selling Securityholders may sell their Securities in transactions through such underwriters, brokers, dealers or agents as may be approved by the Company from time to time or through privately negotiated transactions; provided, however, that pursuant to the Stockholders' Agreement, certain of the Selling Securityholders have agreed that (i) they will not dispose of any Common Stock (other than to an affiliate of the transferor) if, after giving effect thereto and to any concurrent transaction, the total number of shares of Class B Common Stock owned by the transferor is less than 200% of the total number of shares of Class A Common Stock beneficially owned by the transferor; provided, however, that the preceding will not prohibit any person from transferring or otherwise disposing of all shares of Common Stock owned by such person; (ii) all of the Securities issued to the Selling Securityholders shall bear the legend that the Securities may not be sold, transferred or otherwise disposed of except in accordance with applicable securities laws; and (iii) the former partners of AmWest have agreed that subject to certain exceptions they will not, prior to on or about August 25, 1997, sell in a single transaction or related transaction 51% or more of the combined voting power of all shares of Common Stock then outstanding unless other holders of Common Stock shall have been given a reasonable opportunity to participate therein on a pro rata basis and at the same price per share and on the same economic terms and conditions applicable to AmWest. See "Principal Stockholders -- Stockholders' Agreement."

     The distribution of the Securities may be effected from time to time in one or more transactions (which may involve crosses or block transactions) (i) in the over-the-counter market, (ii) in transactions otherwise than in the over-the-counter market or (iii) through the writing of options on the Securities (whether such options are listed on an options exchange or otherwise). Any of such transactions may be effected at market prices prevailing at the time of sale, at prices related to such prevailing market prices, at negotiated prices or at fixed prices. If the Selling Securityholders effect such transactions by selling Securities to or through underwriters, brokers, dealers or agents, such underwriters, brokers, dealers or agents may receive compensation in the form of discounts, concessions or commissions from the Selling Securityholders or commissions from purchasers of Securities for whom they may act as agent (which discounts, concessions or commissions as to particular underwriters, brokers, dealers or agents might be in excess of those customary in the types of transactions involved). The Selling Securityholders and any brokers, dealers or agents that participate in the distribution of the Securities might be deemed to be underwriters, and any profit on the sale of Securities by them and any discounts, concessions or commissions received by any such underwriters, brokers, dealers or agents might be deemed to be underwriting discounts and commissions under the Securities Act. The Company will not receive any of the proceeds from the sale of any of the Securities by the Selling Securityholders.

     The Investment Agreement Senior Notes purchased by Fidelity Copernicus Fund, L.P. ("Copernicus") pursuant to the Investment Agreement (the "Repurchase Notes") are subject to a repurchase agreement between Copernicus and Lehman Government Securities Inc. ("LGSI") pursuant to which the notes were sold to LGSI shortly after their issuance to Copernicus.

     The agreement is terminable upon demand by either party. During the term of the agreement, Copernicus will be entitled to all interest or other payments of any nature with respect to the Repurchase Notes. Upon termination, Copernicus will be required to repurchase, and LGSI will be obligated to sell, the Repurchase Notes at a price equal to the price paid by LGSI to purchase the Repurchase Notes from Copernicus, plus an amount that provides to LGSI a rate of return on the purchase price based on a spread over LIBOR. LGSI will receive a fee for entering into the repurchase agreement. To ensure its ability to fulfill its obligation to repurchase the Repurchase Notes, Copernicus is obligated to maintain certain margin requirements with LGSI. In the event that Copernicus fails to repurchase the Repurchase Notes or maintain the required margin, or Copernicus becomes insolvent, LGSI is permitted to sell the Repurchase Notes. LGSI may enter into one or more similar repurchase agreements with respect to the Repurchase Notes with other counterparties from time to time, pursuant to which LGSI may sell the Repurchase Notes to a counterparty and agree to repurchase the Repurchase Notes upon termination of the agreement. This Prospectus relates to all offers and sales of the Repurchase Notes by Copernicus upon termination of the repurchase agreement as well as all offers and sales of the Repurchase Notes in connection with any of the foregoing transactions, including, without limitation, the repurchase agreement between LGSI and Copernicus (including any remedies thereunder) and any repurchase agreement between LGSI and any counterparty other than Copernicus. LGSI may be deemed to be an underwriter with respect to the Repurchase Notes by virtue of any of such sales.

     At the time a particular offer of Securities is made, a Prospectus Supplement, to the extent required, will be distributed which will set forth the aggregate amount and type of Securities being offered, the names of the Selling Securityholders, the purchase price, the amount of expenses of the offering and the terms of the offering, including the name or names of any underwriters, brokers, dealers or agents, any discounts, commissions and other items constituting compensation from the Selling Securityholders and any discounts, commissions or concessions allowed or reallowed or paid to dealers.

     Under the Exchange Act and applicable rules and regulations promulgated thereunder, any person engaged in a distribution of any of the Securities may not simultaneously engage in market making activities with respect to the Securities for a period, depending upon certain circumstances, of either two days or nine days prior to the commencement of such distribution. In addition and without limiting the foregoing, the Selling Securityholders will be subject to applicable provisions of the Exchange Act and the rules and regulations promulgated thereunder, including without limitation Rules 10b-6 and 10b-7, which provisions may limit the timing of purchases and sales of any of the Securities by the Selling Securityholders.

     Under the securities laws of certain states, the Securities may be sold in such states only through registered or licensed brokers or dealers. In addition, in certain states the Securities may not be sold unless the Securities have been registered or qualify for sale in such state or an exemption from registration or qualification is available and is complied with.

     Prior to the Effective Date, there was no public market for the Securities. The Class B Common Stock and the Warrants are listed on The New York Stock Exchange. No assurance can be given as to whether an active trading market will develop for the Securities. All of the foregoing may affect the marketability of the Securities and the ability of broker-dealers to engage in market making activities with respect to the Securities. See "Investment
Considerations -- Limited Trading Market; Shares Eligible for Future Sale."

                                 LEGAL MATTERS

     The validity of the shares of Common Stock and certain legal matters relating to the Senior Notes and Warrants offered hereby will be passed upon for the Company by Andrews & Kurth L.L.P., Houston, Texas.

                                    EXPERTS

     The financial statements and schedules of America West Airlines, Inc., as of December 31, 1993 and 1992, and for each of the years in the three-year period ended December 31, 1993, have been included herein and in the registration statement in reliance upon the reports of KPMG Peat Marwick LLP, independent certified public accountants, appearing elsewhere herein, and upon the authority of said firm as experts in accounting and auditing.

     The reports of KPMG Peat Marwick LLP covering the December 31, 1993 financial statements and schedules contain an explanatory paragraph that states that the Company's Chapter 11 proceeding, significant losses, accumulated deficit and highly leveraged capital structure raise substantial doubt about its ability to continue as a going concern. The financial statements and schedules do not include any adjustments that might result from the outcome of these uncertainties.

                      AMERICA WEST AIRLINES, INC., D.I.P.

                         INDEX TO FINANCIAL STATEMENTS

                                                                                        PAGE
                                                                                        ----
CONDENSED FINANCIAL STATEMENTS AS OF JUNE 30, 1994 (UNAUDITED)
  Condensed Balance Sheets as of June 30, 1994 (unaudited)............................   F-2
  Condensed Statements of Operations and Accumulated Deficit for the six months ended
     June 30, 1994 (unaudited) and 1993 (unaudited)...................................   F-4
  Condensed Statements of Cash Flows for the six months ended June 30, 1994
     (unaudited) and 1993 (unaudited).................................................   F-5
  Notes to Condensed Financial Statements.............................................   F-6
FINANCIAL STATEMENTS AS OF DECEMBER 31, 1993
  Independent Auditors' Report........................................................  F-20
  Balance Sheets as of December 31, 1993 and 1992.....................................  F-21
  Statements of Operations for the Years ended December 31, 1993, 1992 and 1991.......  F-23
  Statements of Cash Flows for the Years ended December 31, 1993, 1992 and 1991.......  F-24
  Statements of Stockholders' Equity (Deficiency) for the Years ended December 31,
     1993, 1992 and 1991..............................................................  F-25
  Notes to Financial Statements.......................................................  F-26

                      AMERICA WEST AIRLINES, INC., D.I.P.

                            CONDENSED BALANCE SHEETS

                                     ASSETS

                                                                       JUNE 30,        DECEMBER 31,
                                                                         1994              1993
                                                                    --------------     ------------
                                                                     (UNAUDITED)
                                                                            (IN THOUSANDS)
Current assets:
  Cash and cash equivalents.......................................    $  176,922        $   99,631
  Accounts receivable, less allowance for doubtful accounts of
     $3,756,000 in 1994 and $3,030,000 in 1993....................        78,207            65,744
  Expendable spare parts and supplies, less allowance for
     obsolescence of $7,754,000 in 1994 and $7,231,000 in 1993....        28,622            28,111
  Prepaid expenses................................................        32,888            34,939
                                                                    --------------     ------------
          Total current assets....................................       316,639           228,425
                                                                    --------------     ------------
Property and equipment:
  Flight equipment................................................       895,662           872,104
  Other property and equipment....................................       183,765           180,607
                                                                    --------------     ------------
                                                                       1,079,427         1,052,711
     Less accumulated depreciation and amortization...............       422,109           385,776
                                                                    --------------     ------------
                                                                         657,318           666,935
  Equipment purchase deposits.....................................        51,836            51,836
                                                                    --------------     ------------
                                                                         709,154           718,771
                                                                    --------------     ------------
Restricted cash...................................................        50,468            46,296
Other assets......................................................        24,280            23,251
                                                                    --------------     ------------
                                                                      $1,100,541        $1,016,743
                                                                     ===========        ==========

           See accompanying notes to condensed financial statements.

                      AMERICA WEST AIRLINES, INC., D.I.P.

                            CONDENSED BALANCE SHEETS

                    LIABILITIES AND STOCKHOLDERS' DEFICIENCY

                                                                      JUNE 30,       DECEMBER 31,
                                                                        1994             1993
                                                                     -----------     ------------
                                                                     (UNAUDITED)
                                                                            (IN THOUSANDS)
Current liabilities:
  Current maturities of long-term debt.............................  $   118,621      $  125,271
  Accounts payable.................................................       71,463          62,957
  Air traffic liability............................................      166,383         118,479
  Accrued compensation and vacation benefits.......................       12,525          11,704
  Accrued interest.................................................        7,812           8,295
  Accrued taxes....................................................       27,304          14,114
  Other accrued liabilities........................................       19,291          11,980
                                                                     -----------     ------------
          Total current liabilities................................      423,399         352,800
                                                                     -----------     ------------
Estimated liabilities subject to Chapter 11 proceedings............      379,814         381,114
Long-term debt, less current maturities............................      381,397         396,350
Manufacturers' and deferred credits................................       71,366          73,592
Other liabilities..................................................       59,903          67,149
Commitments contingencies and subsequent events
Stockholders' deficiency:
  Preferred stock, $.25 par value. Authorized 50,000,000 shares:
     Series C 9.75 percent convertible preferred stock, issued and outstanding 73,099 shares; $1.33 per share cumulative dividend
     (liquidation preference $1,000,000)...........................           18              18
  Common stock, $.25 par value. Authorized 90,000,000 shares;
     issued and outstanding 25,694,469 shares in 1994 and
     25,291,102 in 1993............................................        6,424           6,323
  Additional paid-in capital.......................................      200,013         197,010
  Accumulated deficit..............................................     (403,315)       (438,626)
                                                                     -----------     ------------
                                                                        (196,860)       (235,275)
Less deferred compensation and notes receivable -- employee stock
  purchase plans...................................................       18,478          18,987
                                                                     -----------     ------------
          Total stockholders' deficiency...........................     (215,338)       (254,262)
                                                                     -----------     ------------
                                                                     $ 1,100,541      $1,016,743
                                                                       =========      ==========

           See accompanying notes to condensed financial statements.

                      AMERICA WEST AIRLINES, INC., D.I.P.

           CONDENSED STATEMENTS OF OPERATIONS AND ACCUMULATED DEFICIT
                    (IN THOUSANDS EXCEPT PER SHARE AMOUNTS)
                                  (UNAUDITED)

                                                                          SIX MONTHS ENDED
                                                                              JUNE 30,
                                                                      -------------------------
                                                                         1994          1993
                                                                      -----------   -----------
Operating revenues:
  Passenger.........................................................  $   665,044   $   603,790
  Cargo.............................................................       21,489        18,971
  Other.............................................................       22,082        18,754
                                                                      -----------   -----------
          Total operating revenues..................................      708,615       641,515
                                                                      -----------   -----------
Operating expenses:
  Salaries and related costs........................................      162,484       149,990
  Rentals and landing fees..........................................      132,835       140,555
  Aircraft fuel.....................................................       75,794        83,553
  Agency commissions................................................       59,931        52,093
  Aircraft maintenance materials and repairs........................       18,902        14,619
  Depreciation and amortization.....................................       43,198        39,879
  Other.............................................................      133,575       118,479
                                                                      -----------   -----------
          Total operating expenses..................................      626,719       599,168
                                                                      -----------   -----------
          Operating income..........................................       81,896        42,347
                                                                      -----------   -----------
Nonoperating income (expenses):
  Interest income...................................................          344           411
  Interest expense..................................................      (26,068)      (27,563)
  Loss on disposition of property and equipment.....................       (1,270)         (613)
  Reorganization expense, net.......................................      (18,258)       (1,892)
  Other, net........................................................          138           (43)
                                                                      -----------   -----------
          Total nonoperating expenses, net..........................      (45,114)      (29,700)
                                                                      -----------   -----------
          Income before income taxes................................       36,782        12,647
                                                                      -----------   -----------
Income taxes........................................................        1,471           253
                                                                      -----------   -----------
Net income..........................................................       35,311        12,394
Accumulated deficit at beginning of period..........................     (438,626)     (475,791)
                                                                      -----------   -----------
Accumulated deficit at end of period................................  $  (403,315)  $  (463,397)
                                                                       ==========    ==========
Earnings per share:
  Primary...........................................................  $      1.30   $      0.52
                                                                       ==========    ==========
  Fully diluted.....................................................  $      0.92   $      0.36
                                                                       ==========    ==========
Shares used for computation:
  Primary...........................................................       28,704        29,669
                                                                       ==========    ==========
  Fully diluted.....................................................       40,607        42,804
                                                                       ==========    ==========

           See accompanying notes to condensed financial statements.

                      AMERICA WEST AIRLINES, INC., D.I.P.

                       CONDENSED STATEMENTS OF CASH FLOWS
                                 (IN THOUSANDS)
                                  (UNAUDITED)

                                                                           SIX MONTHS ENDED
                                                                               JUNE 30,
                                                                         ---------------------
                                                                           1994         1993
                                                                         --------     --------
Cash flows from operating activities:
  Net income.........................................................    $ 35,311     $ 12,394
  Adjustments to reconcile net income to cash provided by operating activities:
     Depreciation and amortization...................................      43,198       39,879
     Amortization of manufacturers' and deferred credits.............      (2,225)      (2,451)
     Loss on disposition of property and equipment...................       1,270          613
     Reorganization items............................................       3,703           --
     Other...........................................................        (283)        (247)
Changes in operating assets and liabilities:
  Increase in accounts receivable, net...............................     (12,463)      (8,227)
  (Increase) decrease in spare parts and supplies, net...............        (511)       2,941
  Decrease in prepaid expenses.......................................       2,051        2,666
  Decrease (increase) in other assets and restricted cash............      (5,201)       2,078
  Increase (decrease) in accounts payable............................       8,923      (10,331)
  Increase in air traffic liability..................................      45,467       33,312
  Increase in accrued compensation and vacation benefits.............         821          195
  Increase in accrued interest.......................................       5,130        5,013
  Increase in accrued taxes..........................................      13,190        8,168
  Increase in other accrued liabilities..............................       7,141        1,984
  Decrease in other liabilities......................................      (6,337)      (6,901)
                                                                         --------     --------
     Net cash provided by operating activities.......................     139,185       81,086
Cash flows from investing activities:
  Purchases of property and equipment................................     (34,981)     (23,586)
  Proceeds from disposition of property..............................         269          619
                                                                         --------     --------
     Net cash used in investing activities...........................     (34,712)     (22,967)
Cash flows from financing activities:
  Repayment of debt..................................................     (27,182)     (39,532)
                                                                         --------     --------
     Net cash used in financing activities...........................     (27,182)     (39,532)
                                                                         --------     --------
     Net increase in cash and cash equivalents.......................      77,291       18,587
                                                                         --------     --------
Cash and cash equivalents at beginning of period.....................      99,631       74,383
                                                                         --------     --------
Cash and cash equivalents at end of period...........................    $176,922     $ 92,970
                                                                         ========     ========

           See accompanying notes to condensed financial statements.

                      AMERICA WEST AIRLINES, INC., D.I.P.

                    NOTES TO CONDENSED FINANCIAL STATEMENTS
                                 JUNE 30, 1994

1. REORGANIZATION UNDER CHAPTER 11, LIQUIDITY AND FINANCIAL CONDITION

     On August 10, 1994, the United States Bankruptcy Court for the District of Arizona (the "Bankruptcy Court") confirmed the Company's Plan of Reorganization ("Plan"). The Company currently anticipates that the Plan will be effective after expiration of the Bankruptcy Code 10-day appeal period on or about August 25, 1994 (the "Effective Date").

     In connection with the confirmation hearing on August 10, 1994, the Company filed certain motions with the Bankruptcy Court to secure approval to pay the following confirmation bonuses or success fees:

     -- $9.3 million to be paid based upon length of service to non-officer employees.

     -- $1.2 million to be paid to officers and other members of management.

     -- 125,000 shares of Class B Common Stock in the reorganized Company to be issued to the Company's Chairman and Chief Executive Officer.

     A hearing on these motions has been scheduled for August 24, 1994.

HISTORICAL CHAPTER 11 EVENTS AND EVENTS LEADING TO PLAN CONFIRMATION

     On June 27, 1991, the Company filed a voluntary petition in the United States Bankruptcy Court for the District of Arizona to reorganize under Chapter 11 of the United States Bankruptcy Code (the "Bankruptcy Code"). The Company is currently operating as a debtor-in-possession ("D.I.P.") under the supervision of the Bankruptcy Court. As a debtor-in-possession, the Company is authorized to operate its business but may not engage in transactions outside its ordinary course of business without the approval of the Bankruptcy Court.

     Subject to certain exceptions under the Bankruptcy Code, the Company's filing for reorganization automatically enjoined the continuation of any judicial or administrative proceedings against the Company. Any creditor actions to obtain possession of property from the Company or to create, perfect or enforce any lien against the property of the Company are also enjoined. As a result, the creditors of the Company are precluded from collecting pre-petition debts without the approval of the Bankruptcy Court.

     The Company had the exclusive right for 120 days after the Chapter 11 filing on June 27, 1991 to file a plan of reorganization and 60 additional days to obtain necessary acceptances of such plan. Such periods were extended at the discretion of the Bankruptcy Court, but only on a showing of good cause. On May 17, 1994, the Company filed a Disclosure Statement with the Bankruptcy Court which includes its Plan of Reorganization. On June 28, 1994, the Bankruptcy Court approved the adequacy of the Disclosure Statement and set into motion a balloting process for the approval of the Plan of Reorganization. Subject to certain exceptions set forth in the Bankruptcy Code, acceptance of a Plan of Reorganization requires approval of the Bankruptcy Court and the affirmative vote (i.e. 50 percent of the number and 66 2/3 percent of the dollar amount) of each class of creditors and equity holders whose claims are impaired by the plan. (See "Plan of Reorganization" for further discussion of the contents of the Plan of Reorganization).

     Certain pre-petition liabilities have been paid after obtaining the approval of the Bankruptcy Court, including certain wages and benefits of employees, insurance costs, obligations to foreign vendors and governmental agencies, travel agent commissions and ticket refunds. The Company has also been allowed to honor all tickets sold prior to the date it filed for reorganization. In addition, the Company is authorized to pay pre-petition liabilities to essential suppliers of fuel, food and beverages and to other vendors providing critical goods and services. Subsequent to filing and with the approval of the Bankruptcy Court, the Company assumed certain executory contracts of essential suppliers.

                      AMERICA WEST AIRLINES, INC., D.I.P.

     Parties to executory contracts may, under certain circumstances, file motions with the Bankruptcy Court to require the Company to assume or reject such contracts. Unless otherwise agreed, the assumption of a contract will require the Company to cure all prior defaults under the related contract, including all pre-petition liabilities. Unless otherwise agreed, the rejection of a contract is deemed to constitute a breach of the agreement as of the moment immediately preceding the Chapter 11 filing, giving the other party to the contract a right to assert a general unsecured claim for damages arising out of the breach.

     February 28, 1992 was set as the last date for the filing of proofs of claim under the Bankruptcy Code and the Company's creditors have submitted claims for liabilities not paid and for damages incurred. There may be differences between the amounts at which any such liabilities are recorded in the financial statements and the amount claimed by the Company's creditors. In connection with the confirmation of the Company's Plan of Reorganization, the Bankruptcy Court will be requested to fix the total amount of allowed claims as well as the total amount of disputed claims that may become allowed claims.

     The Company has incurred and will continue to incur significant costs associated with the reorganization. The amount of these costs, which are being expensed as incurred, is expected to significantly affect the results of operations.

     As a result of its filing for protection under Chapter 11 of the Bankruptcy Code, the Company is in default of substantially all of its debt agreements. All outstanding pre-petition unsecured debt of the Company has been presented in these financial statements within the caption Estimated Liabilities Subject to Chapter 11 Proceedings.

     Additional liabilities subject to the proceedings may arise in the future as a result of the rejection of executory contracts, including leases, and from the determination by the Bankruptcy Court (or agreement by parties in interest) of allowed claims for contingencies and other disputed amounts. Conversely, the assumption of executory contracts and unexpired leases may convert liabilities shown as subject to Chapter 11 proceedings to post-petition liabilities.

     Substantially all of the aircraft, engines and spare parts in the Company's fleet are subject to lease or secured financing agreements that entitle the Company's aircraft lessors and secured creditors to rights under Section 1110 of the Bankruptcy Code. Pursuant to Section 1110, the Company had 60 days from the date of its Chapter 11 filing, or until August 26, 1991, to bring its obligations to these aircraft lessors and secured creditors current and/or reach other mutually satisfactory negotiated arrangements. In September 1991, as a condition to the borrowings under the initial $55 million D.I.P. facility, the Company arranged for rent, principal and interest payment deferrals from a majority of its aircraft providers as a condition to the assumption of the related lease or secured borrowing by the Company. As a result of these arrangements, the Company was able to assume the executory contracts associated with 83 aircraft in its fleet without having to bring its obligations to these aircraft providers current. In addition, as part of the initial D.I.P. facility, the Company assumed and brought current certain agreements for 16 Airbus A320 aircraft, three CFM engines, a Boeing 757-200 and a Boeing 737-300.

     Twenty-two aircraft were deemed surplus to the Company's needs and the associated executory contracts were rejected. Included in 1991 reorganization costs was $35.2 million in write-offs of leasehold improvements, security deposits, accrued maintenance, accrued rents and other costs to return the aircraft which were subject to the rejected aircraft agreements. In certain cases, final agreements were reached with such aircraft providers and no further claims by such providers will be pursued as a result of the rejections. In other instances, the aircraft providers have filed claims in the normal course of the bankruptcy and as of June 30, 1994, significant claims for rejected aircraft have not yet been settled.

     Due to the uncertain nature of many of the potential claims, the Company is unable to project the magnitude of such claims with any degree of certainty. However, the claims (pre-petition claims and administrative claims) that have been filed against the Company are in excess of $2 billion. Such aggregate

                      AMERICA WEST AIRLINES, INC., D.I.P.

amount includes claims of all character, including, but not limited to, unsecured claims, secured claims, claims that have been scheduled but not filed, duplicative claims, tax claims, claims for leases that were assumed, and claims which the Company believes to be without merit; however, claims filed for which an amount was not stated, are not reflected in such amount. The Company is unable to estimate the potential amount of such unstated claims; however, the amount of such claims could be material.

     The Company is in the process of reviewing and seeking allowance or disallowance, as appropriate, of the general unsecured claims asserted against the Company. In many instances, such allowance process will include the commencement of Bankruptcy Court proceedings in order to determine the amount at which such claims should be allowed. The Company has accrued its estimate of claims that will be allowed or the minimum amount at which it believes the asserted general unsecured claims will be allowed if there is no better estimate within the range of possible outcomes. However, the ultimate amount of allowed claims will be different and such differences could be material. In its Disclosure Statement, the Company estimates the range of allowed general unsecured claims to be from a low of approximately $300 million to a high of approximately $360 million. This range does not include, nor can the Company currently estimate, claims which may arise and be allowed as a result of the renegotiation of certain aircraft purchase agreements.

     The Bankruptcy Code requires that all administrative claims be paid on the effective date of a plan of reorganization unless the respective claimants agreed to different treatment. The Company is actively negotiating with claimants to achieve mutually acceptable dispositions of these claims. Since the commencement of the bankruptcy proceeding, claims alleging administrative expense priority totaling more than $153 million have been filed. As of June 30, 1994, $115 million of the filed claims have been allowed and settled for $50.2 million in the aggregate. Additionally, the Company has obtained Bankruptcy Court approval of an agreement which settled the remaining $38 million filed administrative expense claim (which relates to a rejected lease of a Boeing 737-300 aircraft) for $5 million. Pursuant to an order dated May 18, 1994, the Bankruptcy Court fixed July 1, 1994 as the bar date for filing such administrative claims. In response to the notice of this bar date, certain claims were filed asserting status as non-ordinary course administrative expense claims. These include claims for administrative rent, breach of return conditions on aircraft, guarantees and obligations under tax indemnity agreements. The amount of such asserted claims, if allowed, could be material; however, the Company is optimistic that the claims, except to the extent previously known and provided for by the Company, will be either disallowed, withdrawn or negotiated to a mutually acceptable amount.

PLAN OF REORGANIZATION

     On December 8, 1993 and February 16, 1994, the Bankruptcy Court entered certain orders which provided for a procedure through which interested parties could submit proposals to participate in a plan of reorganization for America West. The Bankruptcy Court also set February 24, 1994 as the date for America West to select a "Lead Plan Proposal" from the proposals submitted.

     On February 24, 1994, America West selected as its Lead Plan Proposal an investment proposal submitted by AmWest Partners, L.P., a limited partnership ("AmWest"), which includes TPG Partners, L.P., Continental Airlines, Inc. and Mesa Airlines, Inc. Certain funds managed or advised by Fidelity Management Trust Company and its affiliates and Lehman Brothers, Inc. are participating in the proposal as assignees of AmWest. On March 11, 1994, the Company and AmWest entered into an Investment Agreement which was filed with the Bankruptcy Court on March 11, 1994 (the "Original Investment Agreement"). The Original Investment Agreement was superseded by a Revised Investment Agreement dated as of March 11, 1994 and filed with the Bankruptcy Court on March 28, 1994 (the "Revised Investment Agreement"). The Revised Investment Agreement was superseded by a Second Revised Investment Agreement dated as of April 7, 1994 and filed with the Bankruptcy Court on April 8, 1994 (the "Second Revised Investment Agreement"). The Second Revised Investment Agreement was superseded by a Third Revised Investment

                      AMERICA WEST AIRLINES, INC., D.I.P.

Agreement dated as of April 21, 1994 and filed with the Bankruptcy Court on April 26, 1994 (the "Third Revised Investment Agreement"). The Third Revised Investment Agreement is substantially identical to the Second Revised Investment Agreement except for a change in the configuration of the expanded 15-member board of directors of the Company. The Third Revised Investment Agreement substantially incorporates the terms of the AmWest investment proposal. It provides that AmWest will purchase from America West equity securities representing a 33.5 percent ownership interest (subject to adjustment) in the Company for $114.8 million and $100 million in new senior unsecured debt securities. The Third Revised Investment Agreement also provides that, in addition to the 33.5 percent ownership interest in the Company, AmWest would also obtain 71.2 percent of the total voting interest (subject to adjustment) in America West after the Company is reorganized. The terms of the Third Revised Investment Agreement have been incorporated into a Plan of Reorganization which was filed with the Bankruptcy Court on May 17, 1994. By Order dated June 28, 1994, the Bankruptcy Court approved the Company's Disclosure Statement, finding that it contained adequate information as required by Section 1125 of the Bankruptcy Code. The Bankruptcy Court also entered an order fixing August 3, 1994 as the last date for filing objections to confirmation of the Plan of Reorganization, voting to accept or reject the Plan and making any available elections under the Plan. In addition, the Court fixed August 10, 1994 as the hearing date for confirmation of the Plan of Reorganization. Consummation of the Plan of Reorganization is subject to satisfaction of the closing conditions specified therein, including (among others) the accuracy of certain representations and warranties of the Company and the absence of any material adverse change in the Company's condition (financial or otherwise), business, assets, properties, operations or relations with employees or labor unions since December 31, 1993.

     In addition to the interest in the reorganized America West that would be acquired by AmWest pursuant to the Plan of Reorganization, the Plan also provides for the following:

     1. The D.I.P. financing would be repaid in full with cash on the date the Plan of Reorganization is effective ("Effective Date") or on such other terms as may be agreed to.

     2. On the Effective Date, unsecured creditors would receive 59.5 percent of the new common equity in the reorganized Company. In addition, unsecured creditors would have the right to elect to receive cash at $8.889 per share up to an aggregate maximum amount of $100 million, through a purchase by AmWest of the shares otherwise allocable to such unsecured creditors making the election under the Plan of Reorganization.

     3. Holders of common stock equity interests would receive 5 percent of the new common equity of the Company. In addition, such holders of equity interests would have the right to subscribe to purchase up to 1,615,179 shares of the new Class B common stock of the Company for $8.889 per share from AmWest, and would also receive warrants entitling them to purchase 6,230,769 shares of the reorganized Company's common stock. With respect to establishing the price of the warrants, the Bankruptcy Court will be requested to fix the total amount of allowed unsecured claims as well as the total amount of disputed claims that may become allowed claims. In turn, the aggregate amount established by the Bankruptcy Court would be multiplied by 1.1 and the resultant product divided by the number of shares of new common equity to be issued to unsecured creditors (26,775,000 shares) to establish the price. Holders of preferred stock equity interests would receive $500,000 cash and the right to subscribe to the purchase of the first 250,000 shares of the over-subscription stock otherwise allocable to holders of common stock equity interests.

     4. In exchange for certain concessions principally arising from cancellation of the right of Guinness Peat Aviation ("GPA") affiliates to put to America West 10 Airbus A320 aircraft at fixed rates, GPA, or certain affiliates thereof, would receive (i) 2.0 percent of the new common equity in the reorganized Company, (ii) warrants to purchase up to 1,384,615 shares of the reorganized Company's common stock on the same terms as the AmWest warrants,
(iii) $30.5 million in cash, and (iv) the right to require the Company to lease from GPA prior to June 30, 1999 up to eight aircraft of types operated by the Company on terms which the Company believes to be more favorable than those currently applicable to the put aircraft. (See Note 8(c) for further discussion of the new put agreement.)

                      AMERICA WEST AIRLINES, INC., D.I.P.

     5. Continental Airlines, Inc., Mesa Airlines, Inc. and America West would enter into certain alliance agreements which would include code-sharing, schedule coordination and certain other relationships and agreements. A condition precedent to the Effective Date of the Plan of Reorganization is that these agreements be in form and substance satisfactory to America West, including the Company's reasonable satisfaction that such alliance agreements when fully implemented will result in an increase in pre-tax income of not less that $40 million per year.

     6. The expansion of the Company's board of directors to 15 members for a period not less than three years following effective date. Nine members would be designated by AmWest and other members reasonably acceptable to AmWest would include three members designated by the Creditors' Committee, one member designated by the Equity Committee, one member designated by the Company's current board of directors and one member designated by GPA.

     7. The pre-petition executory contract for the purchase of 24 A320-200 aircraft between the Company and AVSA would be amended to provide the Company with greater flexibility, reduced pricing and enhanced terms for the acquisition of the aircraft than is presently provided in the contract. Under the modified terms, delivery dates of the aircraft would fall in the years 1998 through 2000 with an option to further defer deliveries. In addition, if A320 aircraft are delivered as a result of the new GPA Put Agreement (see item 4 above), the Company would have the right to cancel on a one-for-one basis, up to a maximum of eight non-consecutive aircraft deliveries hereunder, subject to certain conditions. In exchange for these modifications, the contract, as modified, would be assumed and certain promissory notes relating thereto would be reinstated on the Effective Date of the Plan of Reorganization.

     8. The Plan of Reorganization also provides for many other matters, including the disposition of the various types of claims asserted against the Company, the adherence to the Company's aircraft lease agreements, the renegotiation, assumption as modified or rejection of certain pre-petition aircraft purchase agreements and release of the Company's employees from all obligations presently existing under the notes issued in connection with the Company's employee stock purchase plan, concurrent with abandonment of such notes by the Company and the cancellation of the shares of Company stock securing such notes.

     In connection with the selection of AmWest's proposal as the Lead Plan Proposal and pursuant to an order of the Bankruptcy Court, America West and AmWest entered into an Interim Procedures Agreement setting forth, among other things, the rights and obligations of AmWest and America West pending Confirmation of the Plan of Reorganization. After a series of hearings, and certain modifications, a Third Revised Interim Procedures Agreement (the "Interim Procedures Agreement") was approved by the Bankruptcy Court on May 4, 1994. Among other terms governing the relationship of America West and AmWest and its partners until the Effective Date of the Plan of Reorganization, the Interim Procedures Agreement provides, subject to certain exceptions, that America West is prohibited from directly soliciting additional investment proposals. However, the Interim Procedures Agreement provides that, until an order approving a Disclosure Statement is entered, America West may consider unsolicited proposals subject to certain rights of AmWest to match any alternative proposal. If America West accepts any such alternative proposal, or a competing plan of reorganization proposed by another party in interest is confirmed by the Bankruptcy Court, the Interim Procedures Agreement provides that AmWest may apply to the Bankruptcy Court, on a substantial contribution basis consistent with Section 503(b) of the Bankruptcy Code for recovery of an additional amount not to exceed $4 million as reasonable compensation for its actions in connection with the proposed investment in America West and the benefits it provided to America West and its constituents in connection therewith and with the Chapter 11 Case, provided, however, that making the proposed investment will not, in and of itself, entitle AmWest to any additional payment. Further, should America West breach the Interim Procedures Agreement at any time, AmWest has agreed that any damages it may be entitled to recover shall be limited to an amount not to exceed $4 million, subject to the approval of the Bankruptcy Court. Upon the entry of an order by the Bankruptcy Court approving the Disclosure Statement, America

                      AMERICA WEST AIRLINES, INC., D.I.P.

West has agreed not to consider any other proposals. (An order approving the Disclosure Statement was entered by the Bankruptcy Court on June 28, 1994.)

     The Interim Procedures Agreement also provides that America West will reimburse AmWest for all out-of-pocket and third-party expenses actually incurred by AmWest through February 28, 1994, subject to a cap of $550,000. The Interim Procedures Agreement also provides for America West to reimburse AmWest for expenses covered under the Interim Procedures Agreement and incurred by AmWest on and after March 1, 1994 in an amount of up to $300,000 per month, provided that any unused portion of such $300,000 for any month shall accumulate and be carried forward and be available in any subsequent month, through the Effective Date of the Plan of Reorganization. On the Effective Date, America West will be obligated to reimburse AmWest for all expenses covered under the Interim Procedures Agreement, irrespective of the foregoing monthly limitations. All such fees will be subject to final approval of the Bankruptcy Court.

     On June 28, 1994, the Bankruptcy Court entered an order fixing August 3, 1994, as the last date for filing objections to confirmation of the Plan of Reorganization, voting to accept or reject the Plan of Reorganization and making any applicable elections available under the Plan. Additionally, the Court fixed August 10, 1994, as the hearing date for confirmation of the Plan of Reorganization. The Plan of Reorganization must be approved by the Bankruptcy Court and by specified majorities of each class of creditors and equity holders whose claims are impaired by the Plan. Alternatively, absent the requisite approvals, the Company may seek Bankruptcy Court approval of its Reorganization Plan under Section 1129(b) of the Bankruptcy Code, assuming certain tests are met.

     If at any time the Creditors Committee, the Equity Committee or any creditor of the Company or equity holder of the Company believes that the Company is or will not be in a position to sustain operations, such party can move in the Bankruptcy Court to compel a liquidation of the Company's estate by conversion to Chapter 7 bankruptcy proceedings or otherwise. In the event that the Company is forced to sell its assets and liquidate, it is unlikely that unsecured creditors or equity holders will receive any value for their claims or interests.

     The Company anticipates that the reorganization process will result in the restructuring, cancellation and/or replacement of the interest of its existing common and preferred stockholders. Because of the "absolute priority rule" of
Section 1129 of the Bankruptcy Code, which requires that the Company's creditors be paid in full (or otherwise consent) before equity holders can receive any value under a plan of reorganization, the Company previously disclosed that it anticipated that the reorganization process would result in the elimination of the Company's existing equity interests. Due to recent events, including sustained improvement in the Company's operating results as well as general improvement in the condition of the United States' economy and airline industry, existing holders of equity interests are anticipated to receive 5 percent of the new common equity under the proposed Plan of Reorganization.

     The accompanying financial statements have been prepared on a going concern basis which assumes continuity of operations and realization of assets and liquidation of liabilities in the ordinary course of business. The financial statements do not include any adjustments as a result of the effects of the Plan of Reorganization.

  Fresh Start Reporting (pro forma)

     In connection with its emergence from Chapter 11 protection, which is anticipated to occur on or about August 23, 1994, the Company will be adopting fresh start reporting in accordance with SOP 90-7 of the American Institute of Certified Public Accountants. The pro forma effects of the Company's Plan of

                      AMERICA WEST AIRLINES, INC., D.I.P.

Reorganization and fresh start reporting on the Company's condensed balance sheet as of June 30, 1994 are as follows (in thousands):

                                                 JUNE 30, 1994                               JUNE 30, 1994
                                                 -------------     FRESH START AND OTHER     -------------
                    ASSETS                                           ADJUSTMENTS (NET)
- -----------------------------------------------  (HISTORICAL)      ---------------------     (PRO FORMA)
Cash and cash equivalents......................    $  176,922            $ 108,005            $   284,927
Other current assets...........................       139,717               (8,825)               130,892
                                                   ----------            ---------             ----------
     Total current assets......................       316,639               99,180                415,819
Property and equipment (net)...................       709,154             (162,559)               546,595
Other assets...................................        74,748              (30,701)                44,047
Reorganization value in excess of amounts
  allocable to identifiable assets.............            --              697,278                697,278
                                                   ----------            ---------            -----------
     Total assets..............................    $1,100,541            $ 603,198            $ 1,703,739
                                                   ==========            =========            ===========

LIABILITIES AND STOCKHOLDERS' EQUITY (DEFICIT)

Current maturities of long-term debt...........   $   118,621            $ (59,172)           $    59,449
Other current liabilities......................       304,778               13,078                317,856
                                                 -------------     ---------------------     -------------
     Total current liabilities.................       423,399              (46,094)               377,305
Estimated liabilities subject
  to Chapter 11 proceedings....................       379,814             (379,814)                    --
Long-term debt.................................       381,397              197,525                578,922
Other liabilities..............................       131,269               28,743                160,012
Stockholders' equity (deficiency)..............      (215,338)             802,838                587,500
                                                 -------------     ---------------------     -------------
Total liabilities and stockholders' equity
  (deficiency).................................   $ 1,100,541            $ 603,198            $ 1,703,739
                                                   ==========      ================            ==========

     The pro forma fresh start reporting common equity value was estimated by the Company with the assistance of its financial advisors. The significant factors used in estimating this value were analyses of publicly available information of other companies believed to be comparable to the Company, industry, economic and overall market conditions and historical and estimated performance of the airline industry and certain financial analyses. There may be differences between the amounts estimated above and those actually recorded when fresh start reporting is applied as of the Effective Date, and such differences may be material.

     Under fresh start reporting, the pro forma reorganization value of the Company has been assumed to be allocated to the reorganized Company's assets and liabilities on a basis substantially consistent with the purchase method of accounting. Pro forma reorganization value not attributable to specific assets of the reorganized Company has been included as "Reorganization value in excess of amounts allocable to identifiable assets" in the pro forma condensed balance sheet above. The pro forma fresh start reporting adjustments relate primarily to the adjustment of the reorganized Company's assets and liabilities to fair market values as well as reflecting the issuance of new stock and debt and the discharge of certain pre-petition liabilities under the Plan. The ultimate amount of such adjustments, when actually recorded, will likely have a significant effect on the reorganized Company's future operations.

                      AMERICA WEST AIRLINES, INC., D.I.P.

     As a result of elections made and subscription rights exercised in connection with the balloting for the Plan of Reorganization, the Company expects the allocation of its common shares, post-emergence, excluding success bonuses, to approximate the following (in thousands):

                                                                    CLASS             PERCENT OF
                                                          CLASS A     B      TOTAL      TOTAL
                                                          -------   ------   ------   ----------
    AmWest..............................................   1,200    13,366   14,566       32.4%
    Unsecured Creditors.................................      --    25,669   25,669       57.0%
    Common Equity Interests.............................      --     3,615    3,615        8.0%
    Preferred Equity Interests..........................      --       250      250         .6%
    GPA.................................................      --       900      900        2.0%
                                                          -------   ------   ------     ------
                                                           1,200    43,800   45,000      100.0%
                                                          ======    ======   ======      =====

The allocation as discussed above is based upon the preliminary balloting results as of August 3, 1994 and is subject to change.

  Estimated Liabilities Subject to Chapter 11 Proceedings and Reorganization Expense

     Under Chapter 11, certain claims against the Company in existence prior to the filing of the petitions for relief under the Code are stayed while the Company continues business operations as debtor-in-possession. These pre-petition liabilities are expected to be settled as part of the plan of reorganization and are classified as "Estimated liabilities subject to Chapter 11 proceedings".

     Estimated liabilities subject to Chapter 11 proceedings as of June 30, 1994 consisted of the following (in thousands):

                                                                                JUNE 30,
                                                                                  1994
                                                                             --------------
                                                                             (IN THOUSANDS)
    Long-term debt (including convertible subordinated debentures
      of $138.9 million)...................................................     $223,023
    Accounts payable and accrued liabilities...............................      112,919
    Accrued interest.......................................................       18,153
    Accrued taxes..........................................................       25,719
                                                                             --------------
                                                                                $379,814
                                                                             ===========

     The debt balance included above consists of unsecured and secured obligations and other obligations that have not been affirmed by the Company through the Bankruptcy Court.

                      AMERICA WEST AIRLINES, INC., D.I.P.

     Reorganization expense is comprised of items of income, expense, gain or loss that were realized or incurred by the Company as a result of reorganization under Chapter 11 of the Federal Bankruptcy Code. Such items consisted of the following:

                                                                        SIX MONTHS ENDED
                                                                            JUNE 30,
                                                                       -------------------
                                                                        1994        1993
                                                                       -------     -------
                                                                       (IN THOUSANDS)
    Provisions for pre-petition and
      administrative claims........................................    $ 8,680     $    --
    Professional fees..............................................     11,656       2,827
    D.I.P. financing issuance costs................................        209          --
    Interest income................................................     (2,549)     (1,025)
    Other..........................................................        262          90
                                                                       -------     -------
                                                                       $18,258     $ 1,892
                                                                       =======     =======

2. PER SHARE DATA

     Primary earnings per share is based upon the weighted average number of shares of common stock outstanding and dilutive common stock equivalents (stock options and warrants). Primary earnings per share reflect net income adjusted for interest on borrowings effectively reduced by the proceeds from the assumed conversion of common stock equivalents.

     Fully diluted earnings per share is based on the average number of shares of common stock and dilutive common stock equivalents outstanding adjusted for conversion of outstanding convertible preferred stock and convertible debentures. Fully diluted earnings per share reflect net income adjusted for interest on borrowings effectively reduced by the proceeds from the assumed conversion of common stock equivalents.

3. LONG-TERM DEBT

     On June 13, 1994, the Company filed a motion seeking authorization to amend the terms and extend the maturity of approximately $77.6 million of the D.I.P. financing to the earlier of December 31, 1994, or the Effective Date of the Plan. On June 28, 1994, the Bankruptcy Court granted the extension of the D.I.P. financing. One of the D.I.P. lenders has elected to be repaid as of June 30, 1994 (the prior maturity date), in the approximate amount of $1 million. Accordingly, the outstanding principal amount of the extended D.I.P. financing will be approximately $77.6 million. While there are certain fees to be paid in the event that the D.I.P. financing is not fully repaid prior to September 30, 1994, there is an interest rate reduction to 90-day LIBOR plus 250 basis points for the period July 1, 1994 through September 30, 1994, unless the extended D.I.P. financing is not repaid by such date. Under the terms of the amended D.I.P. financing, the Company is required to notify the lenders if the unrestricted cash balance of the Company exceeds $175 million. Subsequent to June 30, 1994, the Company notified the D.I.P. lenders that the Company's unrestricted cash exceeded $175 million. The amended D.I.P. financing contains a minimum unencumbered cash balance requirement of $74 million and certain other covenants with which the Company was in compliance at June 30, 1994.

4. COMMON STOCK

     In May 1994, the Company entered into a settlement agreement with the Patrician Corporation for its preferred dividend claim and issued 336,277 shares of common stock. In return, Patrician agreed not to bring litigation seeking to compel the issuance of such shares, or, in the alternative, to either rescind its prior

                      AMERICA WEST AIRLINES, INC., D.I.P.

conversion of the Series B preferred stock into common stock, or assert a claim for such dividends senior to Common equity.

5. EMPLOYEE STOCK PURCHASE PLANS

     Under the Plan of Reorganization, the remaining obligations of approximately $17.6 million under notes issued in connection with the Employee Stock Purchase Plan will be forgiven on the Effective Date in return for the cancellation of the shares held as security for such obligations. Such notes will be abandoned by the Company as provided for in the Bankruptcy Code.

     As of June 30, 1994, 7,486,427 shares of common stock had been sold under the plans. No shares were sold during the second quarter of 1994. At June 30, 1994, the unamortized deferred compensation and outstanding receivable balance relating to such plans amounted to $875,000 and $17,603,000, respectively.

6. SUPPLEMENTAL INFORMATION TO STATEMENTS OF CASH FLOWS

     Cash paid for interest and income taxes during the six months ended June 30, 1994 and 1993 was as follows:

                                                                        1994        1993
                                                                       -------     -------
                                                                         (IN THOUSANDS)
    Interest (net of amounts capitalized)............................  $20,615     $22,356
    Income taxes.....................................................  $ 1,207     $    55

     In addition, during the six months ended June 30, 1994 and 1993, the Company had the following non-cash financing and investing activities:

                                                                        1994        1993
                                                                       -------     -------
                                                                         (IN THOUSANDS)
    Equipment acquired through capital leases........................  $   138     $    43
    Conversion of long-term debt to common stock.....................  $    --     $ 1,918
    Accrued interest reclassified to long-term debt..................  $ 4,268     $     9
    Notes payable issued to seller...................................  $    --     $   574

7. INCOME TAX

     For the six months ended June 30, 1994, the Company recorded income tax expense as follows based upon its estimate of its annual effective rate:

                                                                            SIX MONTHS
                                                                               ENDED
                                                                             JUNE 30,
                                                                          ---------------
                                                                           1994      1993
                                                                          ------     ----
                                                                          (IN THOUSANDS)
    Current taxes
      Federal...........................................................  $1,163     $215
      State.............................................................     308       38
                                                                          ------     ----
                                                                          $1,471     $253
                                                                          ======     ====
    Deferred taxes......................................................  $   --     $ --
                                                                          ======     ====

     For the quarter and six months ended June 30, 1994, income tax expense is solely attributable to income from continuing operations. The difference in income taxes at the federal statutory rate ("expected taxes") to those reflected in the financial statements (the "effective rate") primarily results from the benefit of net operating loss carryforwards resulting in an effective tax rate of 4 percent.

                      AMERICA WEST AIRLINES, INC., D.I.P.

     As of June 30, 1994, to the best of the Company's knowledge, it has not undergone a statutory "ownership change" (as defined in Section 382 of the Internal Revenue Code) that would result in any material limitation of the Company's ability to use its net operating loss and business tax credit carryforwards in future tax years. Should an "ownership change" occur prior to the Effective Date of a plan of reorganization, the Company's ability to utilize said carryforwards would be significantly restricted. Further, the net operating loss and business tax credit carryforwards may be limited as a result of the Company's reorganization under the United States Bankruptcy Code.

     Effective January 1, 1993, the Company adopted Statement of Financial Accounting Standards No. 109 "Accounting for Income Taxes" (SFAS 109). Since there was no cumulative effect of this change in accounting method, prior year financial statements have not been restated.

8. COMMITMENTS AND CONTINGENCIES

     (a) Leases

     During 1991, the Company restructured its lease commitment for Airbus A320 aircraft with the lessors. As a result of the restructuring, the Company's obligation to lease ten A320 aircraft was canceled and the basic rental rate for twelve aircraft was revised to provide for the repayment to the lessor over the then remaining lease term of certain advanced credits received by the Company which relate to the ten canceled aircraft.

     In the third quarter of 1991, the Company requested a deferral of rent and other periodic payments from its aircraft providers. The deferral was requested in an effort to conserve cash and improve the Company's liquidity position. As a condition of securing the $78 million D.I.P. financing, the Company was required to obtain from most aircraft providers rent, principal and interest payment deferrals in excess of $100 million covering the six-month period of June through November 1991. These deferrals will generally be repaid with interest at
10.5 percent over the remaining term of the lease or secured borrowing with repayment commencing generally in December 1991. At June 30, 1994 and December 31, 1993, the remaining unpaid deferrals are reported as follows:

                                                                    JUNE 30,     DECEMBER 31,
                                                                      1994           1993
                                                                    --------     ------------
                                                                    (IN THOUSANDS)
    Accounts payable..............................................  $  5,744       $  5,744
    Other liabilities.............................................    20,071         22,912
    Long-term debt................................................    17,547         18,671
                                                                    --------       --------
                                                                    $ 43,362       $ 47,327
                                                                     =======       ========

     In the third quarter of 1992, the Company requested an additional deferral of rent and other periodic payments from its aircraft providers. The deferral was requested to assure sufficient liquidity to sustain operations while additional debtor-in-possession financing was obtained. The 1992 deferrals are generally scheduled to be repaid either without interest during the first quarter of 1993 or with interest over a period of seven years. At June 30, 1994 and December 31, 1993, the remaining unpaid deferrals are reported as follows:

                                                                    JUNE 30,     DECEMBER 31,
                                                                      1994           1993
                                                                    --------     ------------
                                                                         (IN THOUSANDS)
    Accounts payable..............................................  $  1,823       $  1,823
    Other liabilities.............................................     6,922          8,513
    Long-term debt................................................    20,064         21,539
                                                                    --------       --------
                                                                    $ 28,809       $ 31,875
                                                                    ========       ========

                      AMERICA WEST AIRLINES, INC., D.I.P.

     As of June 30, 1994, the Company had 66 aircraft under operating leases with remaining terms ranging from one year to 25 years. The Company has options to purchase most of the aircraft at fair market value at the end of the lease term. Certain of the agreements require security deposits and maintenance reserve payments. The Company also leases certain terminal space, ground facilities and computer and other equipment under noncancelable operating leases.

     Future minimum rental payments for years ending December 31 under noncancelable operating leases with initial terms of more that one years are as follows:

                                                                 (IN THOUSANDS)
                1994...........................................    $  194,379
                1995...........................................       186,978
                1996...........................................       184,152
                1997...........................................       171,357
                1998...........................................       160,759
                Thereafter.....................................     1,333,187
                                                                 --------------
                                                                   $2,230,812
                                                                  ===========

     Rent expense (excluding landing fees) was approximately $118.3 million and $126.1 million for the six months ended June 30, 1994 and 1993, respectively.

     Collectively, the operating lease agreements require security deposits with lessors of $8.1 million and bank letters of credit of $17.7 million. The letters of credit are collateralized by $17.6 million in restricted cash.

     (b) Revenue Bonds

     Special facility revenue bonds issued by a municipality have been used to fund the acquisition of leasehold improvements at the airport which have been leased by the Company. Under the operating lease agreements, which commenced in 1990, the Company is required to make rental payments sufficient to pay principal and interest when due on the bonds. The Company ceased rental payments in June 1991. The principal amount of such bonds outstanding at December 31, 1992 and 1991 was $40.7 million. In October 1993, the Company and the bondholder agreed to reduce the outstanding balance of the bonds to $22.5 million and adjust the related operating lease payments sufficient to pay principal and interest on the reduced amount effective upon the confirmation of a plan of reorganization. The remaining principal balance of $18.2 million will be accorded the same treatment under the plan of reorganization as a pre-petition unsecured claim. The Company also agreed to make adequate protection payments in the amount of $150,000 per month from August 1993 to plan confirmation.

     (c) Aircraft Acquisitions

     At June 30, 1994, the Company had on order a total of 49 aircraft of the types the Company currently operates, of which 29 are firm orders and 20 are option orders. The table below details such deliveries.

                                              FIRM ORDERS
                        --------------------------------------------------------     OPTION
                        1994     1995     1996     1997     THEREAFTER     TOTAL     ORDERS     TOTAL
                        ----     ----     ----     ----     ----------     -----     ------     -----
Boeing:    737-300       --       --        2        2          --            4        10         14
           757-200       --       --        1       --          --            1        10         11
Airbus:    A320-200      --       --       --       --          24           24        --         24
                                                                --                     --
                        ----     ----     ----     ----                    -----                -----
           Total         --       --        3        2          24           29        20         49
                        ====     ====     ====     ====     =========      =====     ======     =====

                      AMERICA WEST AIRLINES, INC., D.I.P.

     At June 30, 1994, the estimated aggregate cost for delivery positions under existing contracts for the acquisition of B737's, B757's and A320 aircraft from manufacturers listed in the above table is approximately $2.7 billion. The table does not include any deliveries under put arrangements more fully discussed below nor does it include orders for B747-400 aircraft.

     With respect to various contracts with Boeing, a purchase agreement to acquire B737-300 aircraft has been affirmed in the Company's bankruptcy proceedings. With timely notice to the manufacturer, all or some of these deliveries may be converted to B737-400 aircraft. Existing purchase agreements for B757-200 and B747-400 aircraft have not been affirmed nor rejected. All Boeing purchase agreements require a 24-month reconfirmation notice for the delivery of each aircraft. As of June 30, 1994, ten B737-300 and nine B757-200 delivery positions have expired due to the lack of reconfirmation by the Company, leaving 14 and 11 delivery positions, respectively, as reflected above. The failure to reconfirm such delivery positions exposes the Company to loss of pre-delivery deposits and other claims which may be asserted in the bankruptcy proceeding. The Company also has a pre-petition executory contract under which the Company holds delivery positions for four B747-400 aircraft under firm order and four B747-400 aircraft under option order. This executory contract allows the Company, with the giving of adequate notice, to substitute B737-400 aircraft for those delivery positions. The Company is currently renegotiating all of its aircraft purchase agreements with Boeing.

     With respect to the purchase of aircraft from AVSA presented in the table above, a single executory contract for the purchase of 24 A320 aircraft has not been affirmed nor rejected by the Company. As part of the investment by AmWest, the A320 purchase agreement was amended to provide the Company with greater flexibility and reduced pricing. Under the modified terms, delivery dates of the aircraft will fall in the years 1998 through 2000 with an option to further defer deliveries. In addition, if new A320 aircraft are delivered as a result of the renegotiated put agreement (see below), the Company will have the right to cancel on a one-for-one basis, up to a maximum of eight non-consecutive aircraft deliveries hereunder, subject to certain conditions. Negotiations are currently continuing between AVSA and the Company to finalize the details of this amendment.

     In June 1994, the Company renegotiated a put agreement for ten A320 aircraft. The new agreement reduced the number of put aircraft from ten to eight and rescheduled the deliveries to start not earlier than June 30, 1995 and end on June 30, 1999. Under the new agreement, new or used A320-200 aircraft, B737-300 or B757-200 aircraft may be put to the Company but at a rate of no more than two in 1995, and with respect to each ensuing year during the put period, of no more than three. In addition, no more than five used aircraft may be put to the Company and for every new A320 aircraft put to the Company, the Company has the right to reduce the AVSA A320 purchase contract on a one-for-one basis. During each January of the put period, the Company will negotiate the type and delivery dates of the put aircraft for that year. The puts will require 150-day notice and will be leased at fair market rates for terms ranging from three to eighteen years, depending on the type and condition of the aircraft. As part of the renegotiated agreement, certain cash payments and securities will be issued to the put holder pursuant to the Plan of Reorganization (see Note 1).

     In connection with the $78 Million D.I.P. Facility, in December 1991, the Company terminated its agreement with a D.I.P. lender to lease 24 aircraft and replaced it with a put agreement to lease up to ten of the aircraft. In September 1992, the put agreement was amended and the number of put aircraft was reduced from ten to four with aircraft scheduled for delivery in 1994. In June 1994, the Company reached a settlement for the cancellation of the right to put four aircraft to the Company for $4.5 million of which $2.5 million was paid in June 1994 and $2.0 million will be paid on the Effective Date of the Plan of Reorganization.

     (d) Concentration of Credit Risk

     The Company does not believe it is subject to any significant concentration of credit risk. At June 30, 1994, approximately 82 percent of the Company's receivables related to tickets sold to individual passengers

                      AMERICA WEST AIRLINES, INC., D.I.P.

through the use of major credit cards or to tickets sold by other airlines and used by passengers on America West. These receivables are short-term, generally being settled shortly after sale or in the month following usage. Bad debt losses, which have been minimal in the past, have been considered in establishing allowances for doubtful accounts.

                          INDEPENDENT AUDITORS' REPORT

The Board of Directors and Stockholders
America West Airlines, Inc., D.I.P.:

We have audited the accompanying balance sheets of America West Airlines, Inc., D.I.P. (the "Company") as of December 31, 1993 and 1992, and the related statements of operations, cash flows and stockholders' equity (deficiency) for each of the years in the three-year period ended December 31, 1993. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurances about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of America West Airlines, Inc., D.I.P. as of December 31, 1993 and 1992, and the results of its operations and its cash flows for each of the years in the three-year period ended December 31, 1993 in conformity with generally accepted accounting principles.

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in note 1 to the financial statements, on June 27, 1991 the Company filed a voluntary petition seeking to reorganize under Chapter 11 of the federal bankruptcy laws. This event and circumstances relating to this event, including the Company's significant losses, accumulated deficit and highly leveraged capital structure, raise substantial doubt about its ability to continue as a going concern. Although the Company is currently operating as debtor-in-possession under the jurisdiction of the Bankruptcy Court, the continuation of the business as a going concern is contingent upon, among other things, the ability to (1) file a Plan of Reorganization which will gain approval of the creditors and stockholders and confirmation by the Bankruptcy Court, (2) maintain compliance with all debt covenants under the debtor-in-possession financing agreements, (3) achieve satisfactory levels of future operating results and cash flows and (4) obtain additional debt and equity. Also, as discussed in note 1 to the financial statements, as part of the Company's bankruptcy proceeding there is uncertainty as to the amount of claims that will be allowed and as to a number of disputed claims which are materially in excess of amounts reflected in the accompanying financial statements. The accompanying financial statements do not include any adjustments that might result from the outcome of these uncertainties.

                                          KPMG PEAT MARWICK

Phoenix, Arizona
March 18, 1994

                      AMERICA WEST AIRLINES, INC., D.I.P.

                                 BALANCE SHEETS
                           DECEMBER 31, 1993 AND 1992

                                     ASSETS

                                                                         1993           1992
                                                                      ----------     ----------
                                                                           (IN THOUSANDS)
Current assets:
  Cash and cash equivalents (note 4)................................  $   99,631     $   74,383
  Accounts receivable, less allowance for doubtful accounts of
     $3,030,000 in 1993 and $2,542,000 in 1992 (note 11)............      65,744         64,817
  Expendable spare parts and supplies, less allowance for
     obsolescence of $7,231,000 in 1993 and $6,921,000 in 1992......      28,111         34,431
  Prepaid expenses..................................................      34,939         37,807
                                                                      ----------     ----------
          Total current assets......................................     228,425        211,438
                                                                      ----------     ----------
Property and equipment (notes 2, 4, 11 and 12):
  Flight equipment..................................................     872,104        841,239
  Other property and equipment......................................     180,607        189,755
                                                                      ----------     ----------
                                                                       1,052,711      1,030,994
     Less accumulated depreciation and amortization.................     385,776        328,870
                                                                      ----------     ----------
                                                                         666,935        702,124
  Equipment purchase deposits.......................................      51,836         52,431
                                                                      ----------     ----------
                                                                         718,771        754,555
                                                                      ----------     ----------
Restricted cash (note 11)...........................................      46,296         40,612
Other assets (note 12)..............................................      23,251         29,836
                                                                      ----------     ----------
                                                                      $1,016,743     $1,036,441
                                                                      ==========     ==========

                See accompanying notes to financial statements.

                      AMERICA WEST AIRLINES, INC., D.I.P.

                                 BALANCE SHEETS
                           DECEMBER 31, 1993 AND 1992

                    LIABILITIES AND STOCKHOLDERS' DEFICIENCY

                                                                        1993             1992
                                                                     -----------     ------------
                                                                            (IN THOUSANDS)
Current liabilities:
  Current maturities of long-term debt (note 4)....................   $   125,271     $  156,656
  Accounts payable (note 11).......................................       62,957          90,629
  Air traffic liability............................................      118,479         107,496
  Accrued compensation and vacation benefits.......................       11,704          13,004
  Accrued interest.................................................        8,295          15,647
  Accrued taxes....................................................       14,114          15,765
  Other accrued liabilities........................................       11,980          13,808
                                                                      ----------     ------------
          Total current liabilities................................      352,800         413,005
                                                                      ----------     ------------
Estimated liabilities subject to Chapter 11 proceedings (notes 2
  and 4)...........................................................      381,114         348,322
Long-term debt, less current maturities (notes 4 and 11)...........      396,350         411,989
Manufacturers' and deferred credits (note 11)......................       73,592          84,694
Other liabilities (note 11)........................................       67,149          73,044
Commitments, contingencies and subsequent events (notes 1, 2, 4, 6,
  7, 9, 11 and 12)
Stockholders' deficiency (notes 1, 4, 6, 7, 8, 9 and 12):
  Preferred stock, $.25 par value. Authorized 50,000,000 shares:
     Series B 10.5% convertible preferred stock, issued and
      outstanding 291,149 shares in 1992; $5.41 per share
      cumulative dividend (liquidation preference $15,000,000).....           --              73
     Series C 9.75% convertible preferred stock, issued and
      outstanding 73,099 shares; $1.33 per share cumulative
      dividend (liquidation preference $1,000,000).................           18              18
  Common stock, $.25 par value. Authorized 90,000,000 shares;
     issued and outstanding 25,291,102 shares in 1993 and
     23,967,663 shares in 1992.....................................        6,323           5,992
  Additional paid-in capital.......................................      197,010         195,407
  Accumulated deficit..............................................     (438,626)       (475,791)
                                                                     -----------     ------------
                                                                        (235,275)       (274,301)
  Less deferred compensation and notes receivable -- employee stock
     purchase plans (note 6).......................................       18,987          20,312
                                                                     -----------     ------------
          Total stockholders' deficiency...........................     (254,262)       (294,613)
                                                                     -----------     ------------
                                                                     $ 1,016,743      $1,036,441
                                                                     ===========      ==========

                See accompanying notes to financial statements.

                      AMERICA WEST AIRLINES, INC., D.I.P.

                            STATEMENTS OF OPERATIONS
                  YEARS ENDED DECEMBER 31, 1993, 1992 AND 1991
                    (IN THOUSANDS EXCEPT PER SHARE AMOUNTS)

                                                            1993           1992           1991
                                                         ----------     ----------     ----------
Operating revenues:
  Passenger............................................  $1,246,564     $1,214,816     $1,332,191
  Cargo................................................      40,161         42,077         43,651
  Other................................................      38,639         37,247         38,083
                                                         ----------     ----------     ----------
          Total operating revenues.....................   1,325,364      1,294,140      1,413,925
                                                         ----------     ----------     ----------
Operating expenses:
  Salaries and related costs...........................     305,429        324,255        383,833
  Rentals and landing fees.............................     274,708        338,391        349,563
  Aircraft fuel........................................     166,313        186,042        223,347
  Agency commissions...................................     106,368        106,661        128,134
  Aircraft maintenance materials and repairs...........      31,000         38,366         41,649
  Depreciation and amortization........................      81,894         86,981         97,803
  Restructuring charges (note 13)......................          --         31,316             --
  Other................................................     238,598        256,940        294,253
                                                         ----------     ----------     ----------
          Total operating expenses.....................   1,204,310      1,368,952      1,518,582
                                                         ----------     ----------     ----------
          Operating income (loss)......................     121,054        (74,812)      (104,657)
                                                         ----------     ----------     ----------
Nonoperating income (expense):
  Interest income......................................         728          1,418          5,724
  Interest expense (contractual interest of $72,961,
     $73,931 and $79,271 for 1993, 1992 and 1991,
     respectively) (note 4)............................     (54,192)       (55,826)       (61,912)
  Loss on disposition of property and equipment........      (4,562)        (1,283)        (1,600)
  Reorganization expense, net (note 2).................     (25,015)       (16,216)       (58,440)
  Other, net (notes 4 and 11)..........................         (89)        14,958         (1,131)
                                                         ----------     ----------     ----------
          Total nonoperating expense, net..............     (83,130)       (56,949)      (117,359)
                                                         ----------     ----------     ----------
          Income (loss) before income taxes............      37,924       (131,761)      (222,016)
                                                         ----------     ----------     ----------
Income taxes (note 5)..................................         759             --             --
                                                         ----------     ----------     ----------
Net income (loss)......................................  $   37,165     $ (131,761)    $ (222,016)
                                                          =========      =========      =========
Earnings (loss) per share:
  Primary..............................................  $     1.50     $    (5.58)    $   (10.39)
                                                          =========      =========      =========
  Fully diluted........................................  $     1.04     $    (5.58)    $   (10.39)
                                                          =========      =========      =========
Shares used for computation:
  Primary..............................................      27,525         23,914         21,534
                                                          =========      =========      =========
  Fully diluted........................................      41,509         23,914         21,534
                                                          =========      =========      =========

                See accompanying notes to financial statements.

                      AMERICA WEST AIRLINES, INC., D.I.P.

                            STATEMENTS OF CASH FLOWS
                  YEARS ENDED DECEMBER 31, 1993, 1992 AND 1991
                           (IN THOUSANDS OF DOLLARS)

                                                                                 1993       1992        1991
                                                                               --------   ---------   ---------
Cash flows from operating activities:
  Net income (loss)..........................................................  $ 37,165   $(131,761)  $(222,016)
  Adjustments to reconcile net income (loss) to cash provided by operating activities:
    Depreciation and amortization............................................    81,894      86,981      97,803
    Amortization of manufacturers' and deferred credits......................    (5,186)     (5,869)     (9,851)
    Loss on disposition of property and equipment............................     4,562       1,283       1,600
    Restructuring charges....................................................        --      31,316          --
    Reorganization items.....................................................    18,167       3,188      44,273
    Other....................................................................      (554)        866       9,242
  Changes in operating assets and liabilities:
    Decrease in short-term investments.......................................        --          --      19,705
    Decrease (increase) in accounts receivable, net..........................      (927)     19,418     (13,945)
    Decrease (increase) in spare parts and supplies, net.....................     6,320      (2,384)     (3,227)
    Decrease in prepaid expenses.............................................     2,627         812       3,208
    Increase in other assets and restricted cash.............................    (5,295)     (1,141)    (21,053)
    Increase (decrease) in accounts payable..................................     9,014      (8,473)     65,083
    Increase (decrease) in air traffic liability.............................     8,749      30,723     (41,256)
    Decrease in accrued compensation and vacation benefits...................    (1,300)     (1,491)       (909)
    Increase in accrued interest.............................................    10,368      25,640      23,676
    Increase (decrease) in accrued taxes.....................................    (1,764)      2,968      (2,945)
    Increase in other accrued liabilities....................................       644      18,204       4,594
    Increase (decrease) in other liabilities.................................   (11,126)      6,465      65,945
                                                                               --------   ---------   ---------
         Net cash provided by operating activities...........................   153,358      76,745      19,927
Cash flows from investing activities:
  Purchases of property and equipment........................................   (54,324)    (69,208)    (96,803)
  Decrease (increase) in equipment purchase deposits.........................        --      14,425      (7,294)
  Proceeds from disposition of property......................................     3,715         383         275
  Proceeds from manufacturers' credits.......................................        --          --       5,100
                                                                               --------   ---------   ---------
         Net cash used in investing activities...............................   (50,609)    (54,400)    (98,722)
Cash flows from financing activities:
  Proceeds from issuance of D.I.P. financing.................................        --      53,000      78,000
  Proceeds from issuance of debt.............................................        --      22,804          --
  Repayment of debt..........................................................   (77,501)    (75,871)    (44,939)
  Proceeds from issuance of common stock.....................................        --          --       7,265
  Preferred dividends paid...................................................        --          --        (423)
                                                                               --------   ---------   ---------
         Net cash provided by (used in) financing activities.................   (77,501)        (67)     39,903
                                                                               --------   ---------   ---------
         Net increase (decrease) in cash and cash equivalents................    25,248      22,278     (38,892)
                                                                               --------   ---------   ---------
Cash and cash equivalents at beginning of year...............................    74,383      52,105      90,997
                                                                               --------   ---------   ---------
Cash and cash equivalents at end of year.....................................  $ 99,631   $  74,383   $  52,105
                                                                               =========  ==========  ==========

                See accompanying notes to financial statements.

                      AMERICA WEST AIRLINES, INC., D.I.P.

                STATEMENTS OF STOCKHOLDERS' EQUITY (DEFICIENCY)
                 YEARS ENDED DECEMBER 31, 1993, 1992, AND 1991
               (IN THOUSANDS OF DOLLARS EXCEPT PER SHARE AMOUNTS)

                                                                                                  NOTES RECEIVABLE
                                                                                                    AND DEFERRED
                                            CONVERTIBLE              ADDITIONAL                     COMPENSATION
                                             PREFERRED     COMMON     PAID-IN      ACCUMULATED     EMPLOYEE STOCK
                                               STOCK       STOCK      CAPITAL        DEFICIT       PURCHASE PLANS       TOTAL
                                            -----------    ------    ----------    -----------    ----------------    ---------
Balance at January 1, 1991...............       $91        $4,832     $156,573      $(118,669)        $(21,686)       $  21,141
Issuance of 253,422 shares of common
  stock sold at:
  $5.50 per share, net of expenses.......        --           63         1,331             --               --            1,394
Issuance of 2,755,938 shares of common
  stock pursuant to convertible
  subordinated debentures................        --          689        28,084             --               --           28,773
Issuance of 10,841 shares of common stock
  pursuant to exercise of stock options
  and warrants...........................        --            3            38             --               --               41
Repurchase of 1,356 shares of common
  stock pursuant to employee restricted
  stock plan.............................        --           --            (8)            --               --               (8)
Repurchase of 3,659 shares of common
  stock pursuant to employee stock
  purchase plan..........................        --           (1 )         (23)            --               --              (24)
Employee restricted stock deferred
  compensation...........................        --           --            (1)            --              214              213
Employee stock purchase plan:
  Issuance of 1,271,765 shares of common
    stock at:
    $.94-$7.50 per share.................        --          318         4,601             --             (889)           4,030
  Deferred compensation..................        --           --         1,230             --              389            1,619
Preferred stock dividends
  Series B: $5.41 per share..............        --           --            --         (1,575)              --           (1,575)
  Series C: $1.33 per share..............        --           --            --            (98)              --              (98)
Net loss.................................        --           --            --       (222,016)              --         (222,016)
                                                ---        ------    ----------    -----------        --------        ---------
Balance at December 31, 1991.............        91        5,904       191,825       (342,358)         (21,972)        (166,510)
                                                ---        ------    ----------    -----------        --------        ---------
Issuance of 346,661 shares of common
  stock pursuant to convertible
  subordinated debentures................        --           86         3,599             --               --            3,685
Employee restricted stock deferred
  compensation...........................        --           --            --             --              101              101
Employee stock purchase plan:
  Issuance of 7,305 shares of common
    stock at:
    $.19-$2.63 per share.................        --            2           (13)            --               81               70
  Deferred compensation..................        --           --            (4)            --            1,478            1,474
Preferred stock dividends
    Series B: $5.41 per share............        --           --            --         (1,575)              --           (1,575)
    Series C: $1.33 per share............        --           --            --            (97)              --              (97)
Net loss.................................        --           --            --       (131,761)              --         (131,761)
                                                ---        ------    ----------    -----------        --------        ---------
Balance at December 31, 1992.............        91        5,992       195,407       (475,791)         (20,312)        (294,613)
                                                ---        ------    ----------    -----------        --------        ---------
Issuance of 170,173 shares of common
  stock pursuant to convertible
  subordinated debentures................        --           43         1,896             --               --            1,939
Issuance of 1,164,596 shares of common
  stock pursuant to convertible preferred
  stock..................................       (73)         291          (218)            --               --               --
Employee restricted stock deferred
  compensation...........................        --           --            --             --               21               21
Employee stock purchase plan:
  Cancellation of 11,330 shares of common
    stock at:
    $.22-$1.59 per share.................        --           (3 )         (38)            --               49                8
  Deferred compensation..................        --           --           (37)            --            1,255            1,218
Net income...............................        --           --            --         37,165               --           37,165
                                                ---        ------    ----------    -----------        --------        ---------
Balance at December 31, 1993.............       $18        $6,323     $197,010      $(438,626)        $(18,987)       $(254,262)
                                            ===========    ========  ==========    ============   ================    =========

                See accompanying notes to financial statements.

                      AMERICA WEST AIRLINES, INC., D.I.P.

                         NOTES TO FINANCIAL STATEMENTS
                        DECEMBER 31, 1993, 1992 AND 1991

(1) REORGANIZATION UNDER CHAPTER 11, LIQUIDITY, FINANCIAL CONDITION AND SUBSEQUENT EVENTS

     On June 27, 1991, America West Airlines, Inc., D.I.P. (the "Company" or "America West") filed a voluntary petition in the United States Bankruptcy Court for the District of Arizona (the "Bankruptcy Court") to reorganize under Chapter 11 of the United States Bankruptcy Code (the "Bankruptcy Code"). The Company is currently operating as a debtor-in-possession ("D.I.P.") under the supervision of the Bankruptcy Court. As a debtor-in-possession, the Company is authorized to operate its business but may not engage in transactions outside its ordinary course of business without the approval of the Bankruptcy Court.

     Subject to certain exceptions under the Bankruptcy Code, the Company's filing for reorganization automatically enjoined the continuation of any judicial or administrative proceedings against the Company. Any creditor actions to obtain possession of property from the Company or to create, perfect or enforce any lien against the property of the Company are also enjoined. As a result, the creditors of the Company are precluded from collecting pre-petition debts without the approval of the Bankruptcy Court.

     The Company had the exclusive right for 120 days after the Chapter 11 filing on June 27, 1991 to file a plan of reorganization and 60 additional days to obtain necessary acceptances of such plan. Such periods may be extended at the discretion of the Bankruptcy Court, but only on a showing of good cause, and extensions have been obtained such that the Company has until June 10, 1994 to file its plan of reorganization with the Court or obtain an additional extension. Subject to certain exceptions set forth in the Bankruptcy Code, acceptance of a plan of reorganization requires approval of the Bankruptcy Court and the affirmative vote (i.e. 50% of the number and 66 2/3% of the dollar amount) of each class of creditors and equity holders whose claims are impaired by the plan.

     Certain pre-petition liabilities have been paid after obtaining the approval of the Bankruptcy Court, including certain wages and benefits of employees, insurance costs, obligations to foreign vendors and governmental agencies, travel agent commissions and ticket refunds. The Company has also been allowed to honor all tickets sold prior to the date it filed for reorganization. In addition, the Company is authorized to pay pre-petition liabilities to essential suppliers of fuel, food and beverages and to other vendors providing critical goods and services. Subsequent to filing and with the approval of the Bankruptcy Court, the Company assumed certain executory contracts of essential suppliers.

     Parties to executory contracts may, under certain circumstances, file motions with the Bankruptcy Court to require the Company to assume or reject such contracts. Unless otherwise agreed, the assumption of a contract will require the Company to cure all prior defaults under the related contract, including all pre-petition liabilities unless terms can be negotiated. Unless otherwise agreed, the rejection of a contract is deemed to constitute a breach of the agreement as of the moment immediately preceding Chapter 11 filing, giving the other party to the contract a right to assert a general unsecured claim for damages arising out of the breach.

     February 28, 1992 was set as the last date for the filing of proof of claims under the Bankruptcy Code and the Company's creditors have submitted claims for liabilities not paid and for damages incurred. There may be differences between the amounts at which any such liabilities are recorded in the financial statements and the amount claimed by the Company's creditors. Significant litigation may be required to resolve any such disputes.

     The Company has incurred and will continue to incur significant costs associated with the reorganization. The amount of these costs, which are being expensed as incurred, is expected to significantly affect results of operations.

     As a result of its filing protection under Chapter 11 of the Bankruptcy Code, the Company is in default of substantially all of its debt agreements. All outstanding pre-petition unsecured debt of the Company has been

                       AMERICA WEST AIRLINES, INC., D.I.P
presented in these financial statements within the caption Estimated Liabilities Subject to Chapter 11 Proceedings.

     Additional liabilities subject to the proceedings may arise in the future as a result of the rejection of executory contracts, including leases, and from the determination by the Bankruptcy Court (or agreement by parties in interest) of allowed claims for contingencies and other disputed amounts. Conversely, the assumption of executory contracts and unexpired leases may convert liabilities shown as subject to Chapter 11 proceedings to post-petition liabilities.

     Substantially all of the aircraft, engines and spare parts in the Company's fleet are subject to lease or secured financing agreements that entitle the Company's aircraft lessors and secured creditors to rights under Section 1110 of the Bankruptcy Code. Pursuant to Section 1110, the Company had 60 days from the date of its Chapter 11 filing, or until August 26, 1991, to bring its obligations to these aircraft lessors and secured creditors current and/or reach other mutually satisfactory negotiated arrangements. In September 1991, as a condition to the borrowings under the initial $55 million D.I.P. facility, the Company arranged for rent, principal and interest payment deferrals from a majority of its aircraft providers as a condition to the assumption of the related lease or secured borrowing by the Company. As a result of these arrangements, the Company was able to assume the executory contracts associated with 83 aircraft in its fleet without having to bring its obligations to these aircraft providers current. In addition, as part of the initial D.I.P. facility, the Company assumed and brought current lease agreements for 16 Airbus A320 aircraft, three CFM engines, a Boeing 757-200 and a Boeing 737-300. Twenty-two aircraft were deemed surplus to the Company's needs and the associated executory contracts were rejected. Included in 1991 reorganization costs is $35.2 million in write-offs of leasehold improvements, security deposits, accrued maintenance, accrued rents and other costs to return the aircraft which were subject to the rejected aircraft agreements. In certain cases, final agreements were reached with such aircraft providers and no further claims by such providers will be pursued as a result of the rejections. In other instances, the aircraft providers have filed claims in the normal course of the bankruptcy and as of December 31, 1993 significant claims for rejected aircraft have not yet been settled.

     Due to the uncertain nature of many of the potential claims, the Company is unable to project the magnitude of such claims with any degree of certainty. However, the claims (pre-petition claims and administrative claims) that have been filed against the Company are in excess of $2 billion. Such aggregate amount includes claims of all character, including, but not limited to, unsecured claims, secured claims, claims that have been scheduled but not filed, duplicative claims, tax claims, claims for leases that were assumed, and claims which the Company believes to be without merit; however, claims filed for which an amount was not stated, are not reflected in such amount. The Company is unable to estimate the potential amount of such unstated claims; however, the amount of such claims could be material.

     The Company is in the process of reviewing the general unsecured claims asserted against the Company. In many instances, such review process will include the commencement of Bankruptcy Court proceedings in order to determine the amount at which such claims should be allowed. The Company has accrued its estimate of claims that will be allowed or the minimum amount at which it believes the asserted general unsecured claims will be allowed if there is no better estimate within the range of possible outcomes. However, the ultimate amount of allowed claims will be different and such differences could be material. The Company is unable to estimate the amount of such differences with any reasonable degree of certainty at this time.

     The Bankruptcy Code requires that all administrative claims be paid on the effective date of a plan of reorganization unless the respective claimants agreed to different treatment. Consequently, depending on the ultimate amount of administrative claims allowed by the Bankruptcy Court, the Company may be unable to obtain confirmation of a plan of reorganization. The Company is actively negotiating with claimants to achieve mutually acceptable dispositions of these claims. Since the commencement of the bankruptcy proceeding, claims alleging administrative expense priority totaling more than $153 million have been filed and an additional claim of $14 million has been alleged. As of February 28, 1994, $115 million of the filed claims have

                       AMERICA WEST AIRLINES, INC., D.I.P
been allowed and settled for $50.2 million in the aggregate. The Company is currently negotiating the resolution of the remaining $38 million filed administrative expense claim (which relates to a rejected lease of a Boeing 737-300 aircraft) and the alleged $14 million administrative claim (which relates to a rejected lease of a Boeing 757-200 aircraft). Claims have been or may be asserted against the Company for alleged administrative rent and/or breach of return conditions (i.e. maintenance standards), guarantees and tax indemnity agreements related to aircraft or engines abandoned or rejected during the bankruptcy proceedings. Additional claims may be asserted against the Company and allowed by the Bankruptcy Court. The amount of such unidentified administrative claims may be material.

  Plan of Reorganization

     Under the Bankruptcy Code, the Company's pre-petition liabilities are subject to settlement under a plan of reorganization. Pursuant to an extension granted by the Bankruptcy Court on February 2, 1994, the Company has the partially exclusive right, until June 10, 1994 (unless extended by the Bankruptcy Court), to file a plan of reorganization. Each of the official committees has also been approved to submit a plan of reorganization. The exclusivity period may be extended by the Bankruptcy Court upon a showing of cause after notice has been given and a hearing has been held, although no assurance can be given that any additional extensions will be granted if requested by the Company. The Company has agreed not to seek additional extensions of the exclusivity period without the advance consent of the Creditors' Committee and the Equity Committee.

     On December 8, 1993 and February 16, 1994, the Bankruptcy Court entered certain orders which provided for a procedure pursuant to which interested parties could submit proposals to participate in a plan of reorganization for America West. The Bankruptcy Court also set February 24, 1994 as the date for America West to select a "Lead Plan Proposal" from the proposals submitted.

     On February 24, 1994, America West selected as its Lead Plan Proposal an investment proposal submitted by AmWest Partners, L.P., a limited partnership ("AmWest"), which includes Air Partners II, L.P., Continental Airlines, Inc., Mesa Airlines, Inc. and Fidelity Management Trust Company. On March 11, 1994, the Company and AmWest entered into a revised investment agreement which substantially incorporates the terms of the AmWest investment proposal (the "Investment Agreement"). The Investment Agreement provides that AmWest will purchase from America West equity securities representing a 37.5% ownership interest in the Company for $120 million and $100 million in new senior unsecured debt securities. The Investment Agreement also provides that, in addition to the 37.5% ownership interest in the Company, AmWest would also obtain 72.9% of the total voting interest in America West after the Company is reorganized. The terms of the Investment Agreement will be incorporated into a plan of reorganization to be filed with the Bankruptcy Court; however, modifications to the Investment Agreement may occur prior to the submission of a plan of reorganization and such modifications may be material. There can be no assurance that a plan of reorganization based upon the Investment Agreement will be accepted by the parties entitled to vote thereon or confirmed by the Bankruptcy Court.

     In addition to the interest in the reorganized America West that would be acquired by AmWest pursuant to the Investment Agreement, the Investment Agreement also provides for the following:

     1. The D.I.P. financing would be repaid in full with cash on the date a plan of reorganization is confirmed ("Reorganization Date").

     2. On the Reorganization Date, unsecured creditors would receive 45% of the new common equity in the reorganized Company, with the potential to receive up to 55% of such equity if within one year after the Reorganization Date, the value of the securities distributed to them has not provided them with a full recovery under the Bankruptcy Code. In addition, unsecured creditors would have the right to elect to receive cash at

                       AMERICA WEST AIRLINES, INC., D.I.P

$8.889 per share up to an aggregate maximum amount of $100 million, through a repurchase by AmWest of a portion of the shares to be issued to unsecured creditors under a plan of reorganization.

     3. Holders of equity interests would have the right to receive up to 10% of the new common equity of the Company, depending on certain conditions principally involving a determination as to whether the unsecured creditors had received a full recovery on account of their claims. In addition, holders of equity interests would have the right to purchase up to $15 million of the new common equity in the Company for $8.296 per share from AmWest, and would also receive warrants entitling them to purchase, together with AmWest, up to 5% of the reorganized Company's common stock, at a price to be set so that the warrants would have value only after the unsecured creditors would have received full recovery on their claims.

     4. In exchange for certain concessions principally arising from cancellation of the right of Guinness Peat Aviation ("GPA") affiliates to put to America West 10 Airbus A320 aircraft at fixed rates, GPA, or certain affiliates thereof, would receive (i) 7.5% of the new common equity in the reorganized Company, (ii) warrants to purchase up to 2.5% of the reorganized Company's common stock on the same terms as the AmWest warrants, (iii) $3 million in new senior unsecured debt securities, and (iv) the right to require the Company to lease up to eight aircraft of types operated by the Company from GPA prior to June 30, 1999 on terms which the Company believes to be more favorable than those currently applicable to the put aircraft. See note 11 for an additional discussion of the put rights.

     5. Continental Airlines, Inc., Mesa Airlines, Inc. and America West would enter into certain alliance agreements which would include code-sharing, schedule coordination and certain other relationships and agreements. A condition to proceeding with a plan of reorganization based upon the Investment Agreement would be that these agreements be in form and substance satisfactory to America West, including the Company's reasonable satisfaction that such alliance agreements when fully implemented will result in an increase in pre-tax income of not less than $40 million per year.

     6. The expansion of the Company's board of directors to 15 members. Nine members would be designated by AmWest and other members reasonably acceptable to AmWest would include four members designated by representatives of the Company, the Equity Committee and the Creditors' Committee and two members designated by GPA.

     7. The Investment Agreement also provides for many other matters, including the disposition of the various types of claims asserted against the Company, the adherence to the Company's aircraft lease agreements, the amendment of the Company's aircraft purchase agreements and release of the Company's employees from all currently existing obligations arising under the Company's stock purchase plan in consideration for the cancellation of the shares of Company stock securing such obligations.

     The Company has also entered into a revised Interim Procedures Agreement (the "Procedures Agreement") with AmWest. The Procedures Agreement is subject to the approval of the Bankruptcy Court and sets forth terms and conditions upon which the Company must operate prior to the effective date of a confirmed plan of reorganization based upon the terms of the Investment Agreement. The Procedures Agreement provides for the reimbursement of AmWest's expenses (up to a maximum of $3.6 million) as well as a termination fee of up to $8 million under certain conditions. The Procedures Agreement has not yet been approved by the Bankruptcy Court.

     The Company is currently developing with AmWest a plan of reorganization based upon the foregoing terms. The Equity Committee has agreed to support the plan. The Creditors' Committee has indicated that it does not support the current terms of the Investment Agreement. Another group interested in developing a plan of reorganization with the Company has proposed to invest $155 million in equity securities and $65 million in new senior unsecured debt securities. The proponent of this proposal would receive a 33.5% ownership interest in the reorganized Company, current equity holders would receive a 4% ownership interest

                       AMERICA WEST AIRLINES, INC., D.I.P
in the reorganized company and the unsecured creditors would receive a 62.5% ownership interest in the reorganized company.

     Any plan of reorganization must be approved by the Bankruptcy Court and by specified majorities of each class of creditors and equity holders whose claims are impaired by the plan. Alternatively, absent the requisite approvals, the Company may seek Bankruptcy Court approval of its reorganization plan under
Section 1129(b) of the Bankruptcy Code, assuming certain tests are met. The Company cannot predict whether any plan submitted by it will be approved.

     The Company is currently unable to predict when it may file a plan of reorganization based upon the Investment Agreement, but intends to do so as soon as practicable. Once a plan with a disclosure statement is filed by any party, the Bankruptcy Court will hold a hearing to determine the adequacy of the information contained in such disclosure statement. Only upon receiving an order form the Bankruptcy Court providing that the disclosure statement accompanying any such plan contains adequate information as required by Section 1125 of the Bankruptcy Code, may a party solicit acceptances or rejections of any such plan of reorganization. Following entry of an order approving the disclosure statement, the plan will be sent to creditors and equity holders for voting pursuant to both the Bankruptcy Code and orders that will be entered by the Bankruptcy Court. Following submission of the plan to holders of claims and equity interest, the Bankruptcy Court will hold a hearing to consider confirmation of the plan pursuant to Section 1129 of the Bankruptcy Code. Although the Bankruptcy Code provides for certain minimum time periods for these events, the Company is unable to reasonably estimate when a plan based on the Investment Agreement might be submitted for voting and confirmation.

     If at any time the Creditors' Committee, the Equity Committee or any creditor of the Company or equity holder of the Company believes that the Company is or will not be in a position to sustain operations, such party can move in the Bankruptcy Court to compel a liquidation of the Company's estate by conversion to Chapter 7 bankruptcy proceedings or otherwise. In the event that the Company is forced to sell its assets and liquidate, it is unlikely that unsecured creditors or equity holders will receive any value for their claims or interests.

     The Company anticipates that the reorganization process will result in the restructuring, cancellation and/or replacement of the interest of its existing common and preferred stockholders. Because of the "absolute priority rule" of
Section 1129 of the Bankruptcy Code, which requires that the Company's creditors be paid in full (or otherwise consent) before equity holders can receive any value under a plan of reorganization, the Company previously disclosed that it anticipated that the reorganization process would result in the elimination of the Company's existing equity interests. Due to recent events, including sustained improvement in the Company's operating results as well as general improvement in the condition of the United States' economy and airline industry, some form of distribution to the equity interests pursuant to Section 1129 may occur. However, there can be no assurances in this regard.

     The accompanying financial statements have been prepared on a going concern basis which assumes continuity of operations and realization of assets and liquidation of liabilities in the ordinary course of business. As a result of the reorganization proceedings, there are significant uncertainties relating to the ability of the Company to continue as a going concern. The financial statements do not include any adjustments that might be necessary as a result of the outcome of the uncertainties discussed herein including the effects of any plan of reorganization.

(2) ESTIMATED LIABILITIES SUBJECT TO CHAPTER 11 PROCEEDINGS AND REORGANIZATION EXPENSE

     Under Chapter 11, certain claims against the Company in existence prior to the filing of the petitions for relief under the Code are stayed while the Company continues business operations as debtor-in-possession.

                       AMERICA WEST AIRLINES, INC., D.I.P

These pre-petition liabilities are expected to be settled as part of the plan of reorganization and are classified as "Estimated liabilities subject to Chapter 11 proceedings."

     Estimated liabilities subject to Chapter 11 proceedings as of December 31, 1993 and 1992 consisted of the following:

                                                                          DECEMBER 31,
                                                                     ----------------------
                                                                       1993         1992
                                                                     ---------    ---------
                                                                         (IN THOUSANDS)
    Long-term debt (including convertible subordinated debentures of $138.9 million and $140.8 million at December 31,1993 and
      1992, respectively) (note 4).................................  $ 224,642    $ 235,026
    Accounts payable and accrued liabilities.......................    113,945       73,488
    Accrued interest...............................................     16,808       14,261
    Accrued taxes..................................................     25,719       25,547
                                                                     ---------    ---------
                                                                     $ 381,114    $ 348,322
                                                                      ========     ========

     The debt balance included above consists of unsecured and secured obligations and other obligations that have not been affirmed by the Company through the Bankruptcy Court (note 4).

     Reorganization expense is comprised of items of income, expense, gain or loss that were realized or incurred by the Company as a result of reorganization under Chapter 11 of the Federal Bankruptcy Code. Such items consisted of the following:

                                                             1993        1992        1991
                                                            -------     -------     -------
                                                            (IN THOUSANDS)
    Provisions for pre-petition and administrative
      claims..............................................  $18,231     $ 1,748     $35,203
    Professional fees.....................................    7,227      11,147       8,531
    D.I.P. financing issuance costs.......................    1,378       1,760       2,660
    Write-off of debt issuance costs......................       --          --       2,773
    Employee termination and furlough costs...............       --         561       1,343
    Facility closing costs................................       --       2,776       6,796
    Interest income.......................................   (2,635)     (2,030)     (1,365)
    Other.................................................      814         254       2,499
                                                            -------     -------     -------
                                                            $25,015     $16,216     $58,440
                                                            =======     =======     =======

(3) SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

  (a) Financial Reporting for Bankruptcy Proceedings

     On November 19, 1990, the American Institute of Certified Public Accountants issued Statement of Position 90-7, "Financial Reporting by Entities in Reorganization Under the Bankruptcy Code" ("SOP 90-7"). SOP 90-7 provides guidance for financial reporting by entities that have filed petitions with the Bankruptcy Court and expect to reorganize under Chapter 11 of the Code.

     SOP 90-7 recommends that all such entities report consistently while reorganizing under Chapter 11, with the objective of reflecting their financial evolution. To achieve such objectives, their financial statements should distinguish transactions and events that are directly associated with the reorganization from those of the operations of the ongoing business as it evolves.

                       AMERICA WEST AIRLINES, INC., D.I.P

     SOP 90-7 became effective for financial statements of enterprises that filed petitions under the Code after December 31, 1990, although earlier application was encouraged. The Company has implemented the guidance provided by SOP 90-7 in the accompanying financial statements.

     Pursuant to SOP 90-7, pre-petition liabilities are reported on the basis of the expected amounts of such allowed claims, as opposed to the amounts for which those allowed claims may be settled. Under an approved final plan of reorganization, those claims may be settled at amounts substantially less than their allowed amounts.

  (b) Cash Equivalents

     Cash equivalents consist of all highly liquid debt instruments purchased with original maturities of three months or less and are carried at cost which approximates market.

  (c) Restricted Cash

     Restricted cash includes cash held in Company accounts, but pledged to an institution which processes credit card sales transactions and cash deposits securing certain letters of credit.

  (d) Expendable Spare Parts and Supplies

     Flight equipment expendable spare parts and supplies are valued at average cost. Allowances for obsolescence are provided, over the estimated useful life of the related aircraft and engines, for spare parts expected to be on hand at the date the aircraft are retired from service.

  (e) Property and Equipment

     Property and equipment is stated at cost or, if acquired under capital leases, at the lower of the present value of minimum lease payments or fair market value at the inception of the lease. Interest capitalized on advance payments for aircraft acquisitions and on expenditures for aircraft improvements is part of the cost. Property and equipment is depreciated and amortized to residual values over the estimated useful lives or the lease term using the straight-line method. The Company discontinued capitalizing interest on June 27, 1991 due to the Chapter 11 filing.

     The estimated useful lives for the Company's property and equipment range from three to twelve years for owned property and equipment and to thirty years for the reservation and training center and technical support facilities. The estimated useful lives of the Company's owned aircraft, jet engines, flight equipment and rotable parts range from eleven to twenty-two years. Leasehold improvements relating to flight equipment and other property on operating leases are amortized over the life of the lease or the life of the asset, whichever is shorter.

     Routine maintenance and repairs are charged to expense as incurred. The cost of major scheduled airframe, engine and certain component overhauls are capitalized and amortized over the periods benefited and included in depreciation and amortization expense. Additionally, a provision for the estimated cost of scheduled airframe and engine overhauls required to be performed on leased aircraft prior to their return to the lessors has been provided.

  (f) Revenue Recognition

     Passenger revenue is recognized when the transportation is provided. Ticket sales for transportation which has not yet been provided are reflected in the financial statements as air traffic liability.

                       AMERICA WEST AIRLINES, INC., D.I.P

  (g) Passenger Traffic Commissions and Related Fees

     Passenger traffic commissions and related fees are expensed when the transportation is provided and the related revenue is recognized. Passenger traffic commissions and related fees not yet recognized are included as a prepaid expense.

  (h) Income Taxes

     Effective January 1, 1993, the Company adopted Statement of Financial Accounting Standards No. 109, Accounting for Income Taxes.

     As more fully discussed at note 5, adoption of the new standard changes the Company's method of accounting for income taxes from the deferred approach to an asset and liability approach.

     As with the prior standard, the Company continues to account for its investment tax credits and general business credits by use of the flow-through method.

  (i) Per Share Data

     Primary earnings (loss) per share is based upon the weighted average number of shares of common stock outstanding and dilutive common stock equivalents (stock options and warrants). Primary earnings per share reflect net income adjusted for interest on borrowings effectively reduced by the proceeds from the assumed conversion of common stock equivalents.

     Fully diluted earnings per share in 1993 is based on the average number of shares of common stock and dilutive common stock equivalents outstanding adjusted for conversion of outstanding convertible preferred stock and convertible debentures. Fully diluted earnings per share reflects net income adjusted for interest on borrowings effectively reduced by the proceeds from the assumed conversion of common stock equivalents.

  (j) Frequent Flyer Awards

     The Company maintains a frequent travel award program known as "FlightFund" that provides a variety of awards to program members based on accumulated mileage. The estimated cost of providing the free travel, using the incremental cost method as adjusted for estimated redemption rates, is recognized as a liability and charged to operations as program members accumulate mileage.

  (k) Manufacturers' and Deferred Credits

     In connection with the acquisition of certain aircraft and engines, the Company receives various credits. Such manufacturers' credits are deferred until the aircraft and engines are delivered, at which time they are either applied as a reduction of the cost of acquiring owned aircraft and engines, resulting in a reduction of future depreciation expense, or amortized as a reduction of rent expense for leased aircraft and engines.

  (l) Fair Value of Financial Instruments

     The fair value estimates and assumptions used in developing the estimates of the Company's financial instruments are as follows:

     Cash and Cash Equivalents

     The carrying amount approximates fair value because of the short maturity of those instruments.

                       AMERICA WEST AIRLINES, INC., D.I.P

     Accounts Receivable and Accounts Payable

     The carrying amount of accounts receivable and accounts payable approximates fair value as they are expected to be collected or paid within 90 days of year-end.

     Long-term Debt and Estimated Liabilities Subject to Chapter 11 Proceedings

     The fair value of long-term debt and estimated liabilities subject to Chapter 11 proceedings cannot readily be estimated as quoted market prices are not available. Additionally, future cash flows cannot be estimated as the repayment of these instruments is subject to disposition within the bankruptcy proceedings.

  (m) Reclassifications

     Certain prior year reclassifications have been made to conform to the current year presentation.

(4) LONG-TERM DEBT

     Long-term debt consists of the following:

                                                                        DECEMBER 31,
                                                                   -----------------------
                                                                     1993          1992
                                                                   ---------     ---------
                                                                   (IN THOUSANDS)
    D.I.P. financing, secured by substantially all Company
      assets(a)..................................................  $  83,577     $ 110,784
    Note payable to aircraft provider for advance credits(a).....     68,356        60,732
    Notes payable secured by aircraft(b).........................    306,837       327,267
    Line of credit agreements(c).................................     18,589        24,979
    Note from an aircraft engine provider(d).....................      7,191        12,392
    Notes payable secured by flight simulators(e)................     20,064        22,804
    Notes payable to administrative claimants(f).................     10,734            --
    Other........................................................      6,273         9,687
                                                                   ---------     ---------
                                                                     521,621       568,645
              Less current maturities............................   (125,271)     (156,656)
                                                                   ---------     ---------
                                                                   $ 396,350     $ 411,989
                                                                   =========     =========

     Long-term debt included in estimated liabilities subject to Chapter 11 proceedings consists of the following:

                                                                           DECEMBER 31,
                                                                       --------------------
                                                                         1993       1992
                                                                       ---------  ---------
                                                                          (IN THOUSANDS)
    7 3/4% convertible subordinated debentures due 2010(g)...........  $  30,477  $  30,752
    7 1/2% convertible subordinated debentures due 2011(h)...........     31,709     32,069
    11 1/2% convertible subordinated debentures due 2009(i)..........     76,722     78,025
    Note payable to an aircraft provider for deferred pre-delivery
      payments(j)....................................................     21,126     21,126
    Line of credit agreement(k)......................................      9,854     11,000
    Industrial development revenue bonds(l)..........................     29,497     29,497
    Letter of credit draws secured by rotable parts(m)...............     22,967     23,113
    Other............................................................      2,290      9,444
                                                                       ---------  ---------
                                                                       $ 224,642  $ 235,026
                                                                       =========  =========

                       AMERICA WEST AIRLINES, INC., D.I.P

     As part of the Chapter 11 reorganization process, the Company is required to notify all known or potential claimants for the purpose of identifying all pre-petition claims against the Company. Additional bankruptcy claims and pre-petition liabilities may arise by termination of various contractual obligations and as certain contingent and/or potentially disputed bankruptcy claims are allowed for amounts which may differ from those shown on the balance sheet.

     As discussed in note 1, payment of these liabilities, including maturity of debt obligations, is stayed while the debtor continues to operate as a debtor-in-possession. As a result, contractual terms have been suspended with respect to debt subject to the Chapter 11 proceedings. The following paragraphs include discussion of the original contractual terms of the long-term debt; however, the maturity and terms of the long-term debt subsequent to the petition date may differ as a result of negotiations that take place as part of the plan of reorganization.

     No principal or interest may be paid on pre-petition debt without the approval of the Bankruptcy Court. The Company has continued to accrue and pay interest on its long-term debt related to D.I.P. financing, affirmed long-term debt and secured debt included in estimated liabilities subject to Chapter 11 proceedings only to the extent that, in the Company's opinion, the value of underlying collateral exceeds the principal amount of the secured claim. The Company believes it is probable such interest will be an allowed secured claim as part of the bankruptcy proceeding. Except as otherwise stated above, the Company ceased accruing interest on pre-petition debt as of June 27, 1991, due to uncertainties relating to a final plan of reorganization.

     (a) In September 1991, the Company completed arrangements for a $55 million D.I.P. credit facility. The D.I.P. credit facility is secured by a first priority lien senior to all other liens on substantially all existing assets of the Company, except that such lien is junior in priority to Permitted First Liens (as such term is defined in the D.I.P. credit facility documents) with respect to the property encumbered thereby. In December 1991, the Company completed arrangements for an additional $23 million of D.I.P. financing under terms and conditions substantially the same as those associated with the $55 million D.I.P. credit facility. Quarterly interest payments for the D.I.P. financings commenced in the quarter ending December 31, 1991 at the 90-day London Interbank Offered Rate (LIBOR) plus 3.5% and quarterly principal repayments of $3.9 million were to commence in September 1992 with the balance due in September 1993, or earlier upon confirmation of an approved plan of reorganization.

     In connection with the $23 million of D.I.P. financing, the Company agreed to convert advanced cash credits for 24 Airbus A320 aircraft previously provided to the Company into an unsecured priority term loan. At December 31, 1993, the amount of the term loan was $68.4 million including accrued interest of $21.9 million. Until the Reorganization Date, the term loan will accrue interest at 12% per annum and such interest will be added to the principal balance. On the Reorganization Date, 85% of the outstanding balance will be converted into an eight-year term loan which will accrue interest at 2% over 90-day LIBOR and will be secured by substantially all the assets of the Company if the D.I.P. financing is fully repaid. Principal payments will be made in equal quarterly installments, plus interest, commencing after the Reorganization Date. The Company has the right to prepay the loan if the D.I.P. financing is fully repaid. The remaining 15% of the term loan will be treated as a general unsecured claim without priority status under the Company's plan of reorganization. In the first quarter of 1994, the Company received information that the term loan was purchased by a third party.

     In connection with the D.I.P. financing, a D.I.P. lender agreed to acquire the Company's Honolulu to Nagoya, Japan route for $15 million. The Nagoya route sale was finalized in March 1992, resulting in a gain of $15 million, which is included in other non-operating income in the accompanying statement of operations. Upon the completion of the sale of the Nagoya route, $10 million of the proceeds from the sale were paid to the lender to reduce the Company's obligation to the lender under the D.I.P. financing. The balance of the proceeds from the sale of the Nagoya route were added to the Company's working capital. The remaining D.I.P. balance was paid to this lender in connection with the September 1992 D.I.P. Facility.

                       AMERICA WEST AIRLINES, INC., D.I.P

     In September 1992, the Company completed arrangements to expand its existing D.I.P. financing by an additional $53 million (the "September 1992 D.I.P. Facility").

     As a condition to the closing of the September 1992 D.I.P. Facility, the Company was required to reduce its aircraft fleet and the number of aircraft types from five to three pursuant to certain agreements with third parties, including the following:

     1. With the exception of four lessors (two of which participated in the September 1992 D.I.P. Facility and did not defer or reduce their lease payments), aircraft lessors whose aircraft were retained in the fleet and who agreed to payment deferrals during July and August 1992, were required to waive any default which occurred as a result of such non-payments and to defer these payments without interest until the first calendar quarter of 1993. In addition, effective August 1, 1992, the rental rates on these retained aircraft were reduced to fair market lease rates for a two-year period. The rental rates adjust to market rates effective August 1, 1994.

     Of the remaining two lessors, one accepted rental payment reductions and the other agreed to a deferral of the rents from July through October 1992. Repayment of this deferral is monthly over seven years beginning November 1992 at level principal and interest at 90-day LIBOR plus 3.5%.

     2. The aircraft lessors who accepted rent reductions and agreed to waive any administrative claims arising from the reductions stipulated that, if prior to July 31, 1994, the Company defaults on any of these leases and the aircraft are repossessed, the lessors are entitled to fixed damages which will be afforded priority as administrative claims. Lessors of 11 aircraft have the option, beginning August 1, 1994, to reset the rents to the current fair market rental rates and, if elected by the lessor, to readjust at two other two-year intervals during the remaining term of the lease.

     The Company also agreed in certain cases that lessors could call the aircraft upon 180 days notice if the lessor had a better lease proposal from another party which the Company was unwilling to match. During the period August 1, 1994 through July 31, 1995, certain of these lessors may call their aircraft without first giving the Company the right to match any competing offer. Call rights with a right of first refusal affect 16 aircraft and call rights without a right of first refusal affect 10 aircraft. In addition, in order to induce several lessors to extend the lease terms of their aircraft, the Company agreed that the aircraft could be called by the lessors at the end of the original lease term. One lessor of 11 aircraft has the right to terminate each lease at the end of the original lease term of each aircraft. Such lessor also has the right to call its aircraft on 90 days notice at any time prior to the end of the amended lease term. America West has no right of first refusal with respect to such aircraft. To date, no lessor has exercised its call rights.

     3. Certain principal and interest payments relating to owned aircraft due in July 1992 were deferred without interest and were repaid by March 31, 1993. Additionally, certain other principal and interest payments due from August 1992 through January 1993 were deferred and repaid beginning February 1993 over five to nine years with interest at approximately 10.25%. In lieu of payment deferrals, two of the aircraft lenders agreed to adjust the interest rates based on 90-day LIBOR plus 3.5% per annum.

     In September 1993, the Bankruptcy Court approved an amendment to the D.I.P. loan agreement extending the maturity date of the loan from September 30, 1993 to June 30, 1994. Concurrent with the extension of the maturity date, $8.3 million of the principal balance was repaid to one of the participants who did not agree with the amendment. Interest on all funds advanced under the D.I.P. facility accrues at 3.5% per annum, over 90-day LIBOR and is payable quarterly. The amended D.I.P. loan agreement defers all principal payments to the earlier of June 30, 1994 or the effective date of a confirmed Chapter 11 plan of reorganization with the exception of $5 million that will be due on March 31, 1994. The amended terms of the D.I.P. financing require the Company to notify the D.I.P. lenders if the unrestricted cash balance of the Company exceeds $125 million. Upon receipt of such notice, the D.I.P. lenders may require the Company to prepay the D.I.P. financing by the amount of such excess. Subsequent to December 31, 1993, the Company notified the

                       AMERICA WEST AIRLINES, INC., D.I.P

D.I.P. lenders that the Company's unrestricted cash exceeded $125 million; however, the D.I.P. lenders have not exercised their prepayment rights. The D.I.P. financings contain a minimum unencumbered cash balance requirement of $55 million at December 31, 1993 and other financial covenants. At December 31, 1993, the Company was in compliance with these covenants.

     As a condition to extending the maturity date of the D.I.P. financing in September 1993, the Company also agreed to pay a facility fee of $627,000 to the D.I.P. lenders on September 30, 1993 and to pay an additional facility fee equal to 1/4% of the then outstanding balance of the D.I.P. financing on March 31, 1994. Consequently, the outstanding balance of $83.6 million is classified as a current liability as of December 31, 1993. Presently, the Company does not possess sufficient liquidity to satisfy the D.I.P. financing nor does it appear likely that new equity capital will be obtained and a plan of reorganization confirmed prior to June 30, 1994. Consequently, the Company will be required to obtain alternative repayment terms from the D.I.P. lenders. There can be no assurance that alternative repayment terms will be obtained. The Company believes that any extension of the D.I.P. financing will be for a short period of time and would be concurrent with the implementation of a plan of reorganization.

     The D.I.P. financings contain a minimum unencumbered cash balance requirement of $55 million at December 31, 1993 and other financial covenants. At December 31, 1993, the Company was in compliance with these covenants.

     (b) These notes from financial institutions, secured by seventeen aircraft with a net book value of $327.6 million, are payable in semi-monthly, monthly, quarterly and semi-annual installments ranging from $75,000 to $1,637,000 plus interest at 30-day LIBOR plus 3.5% (6.88% at December 31, 1993) to 10.79%, with maturities ranging from 1999 to 2008. Approximately $105.3 million of these secured notes have provisions providing for the reset of interest rates at various future dates based on fluctuations in indices such as the Eurodollar rate. Additionally, interest rates and principal payments for certain of these notes were modified, as discussed above, in connection with the September 1992 D.I.P. Facility.

     (c) The Company has a $40 million line of credit that extends to December 31, 1997 for which no borrowing can occur after December 31, 1994. The purpose of the line is to provide for the initial provisioning of spare parts for Airbus A320 aircraft. The loan is repaid quarterly with level principal payments of $970,000 each and interest at LIBOR plus 4%. At December 31, 1993 and 1992, the Company had borrowings outstanding of $15.5 million and $20.4 million, respectively, under this credit facility. However, the lender will not make the unused credit of $24.5 million available at December 31, 1993 as a result of the Chapter 11 filing. This loan was affirmed in December 1991 by the Bankruptcy Court under Section 1110 of the Bankruptcy Code.

     The Company also has a $25 million line of credit that extends to September 1997 under which no borrowing could occur after September 1992. The credit line was used for spare engine parts and has an interest rate of LIBOR plus 4%. At December 31, 1993 and 1992, the Company had borrowings outstanding of $3.1 million and $4.6 million, respectively, under this credit facility. In connection with the financing by this same lender of two aircraft flight simulators in October 1992 (see (e)), this loan was affirmed in the bankruptcy proceeding. Consequently, the outstanding balance at December 31, 1993 is included in long-term debt.

     (d) This note from an aircraft engine manufacturer was originally made for $30 million in September 1990. The note is secured by two aircraft, spare engine parts and other equipment. Interest on the note began to accrue at its inception at 90-day LIBOR plus 2.0%, compounded quarterly, until September 1993 when all such accrued interest, or approximately $6 million, was paid. Interest is currently paid quarterly at the same interest rate. In October 1992, this lender financed two new flight simulators which were securing this note (see (e)), and this loan was reduced by the amount of such financing, or approximately $22.8 million. Repayment of the balance of this loan is dependent on the future delivery of certain firm ordered aircraft

                       AMERICA WEST AIRLINES, INC., D.I.P
scheduled to begin in November 1996 (however, the related aircraft purchase agreement has been neither affirmed nor rejected at December 31, 1993). In connection with the above financing of the two flight simulators, this note was affirmed in the bankruptcy proceedings, and the outstanding balances at December 31, 1993 and 1992 are included in long-term debt.

     (e) In October 1992, the Company acquired two flight simulators and executed two notes secured by the simulators. The notes are payable in 84 equal monthly principal installments, plus accrued interest at LIBOR plus 2%. However, the Company has the right, upon the giving of notice to the lender, to fix the interest rate at the greater of the then current LIBOR plus 2% or 6.375%. In connection with this financing, the Company affirmed in the bankruptcy proceedings the agreements for a certain note payable (see (d) above) and a line of credit (see (c) above).

     (f) In 1993, the Company settled three administrative claims with three four-year promissory notes totaling $9.6 million with quarterly principal payments and interest at 6%. At December 31, 1993, the outstanding balance of these promissory notes was $8.7 million.

     Also in 1993, the Company renegotiated a note for certain ground equipment for $2 million as part of an administrative claim settlement which takes effect upon the confirmation of a plan of reorganization. The Company is required to make adequate protection payments of $8,000 per month from the settlement date until plan confirmation, at which time, the note term is 5 years with interest at 6%.

     (g) The Company's 7 3/4% convertible subordinated debentures are convertible into common stock at $13.50 per share. The debentures are redeemable at prices ranging from 101.55% of the principal amount at December 31, 1993 to 100% of the principal amount in 1995 and thereafter. Annual sinking fund payments of $1.5 million are required beginning in 1995.

     (h) The Company's 7 1/2% convertible subordinated debentures are convertible into common stock at $14.00 per share. The debentures are redeemable at prices ranging from 102.25% of the principal amount at December 31, 1993 to 100% of the principal amount in 1996 and thereafter. Annual sinking fund payments of $1.6 million are required beginning in 1996.

     (i) The Company's 11 1/2% convertible subordinated debentures are convertible into common stock at $10.50 per share. The debentures are redeemable at prices ranging from 105.75% of the principal amount from January 1, 1994 to 100% of the principal amount in 1999 and thereafter. Annual sinking fund payments of $5.8 million are required beginning in 1999.

     During 1991, certain bondholders converted $22.1 million of the 11 1/2% convertible subordinated debentures into common stock. The conversion of the 11 1/2% subordinated debentures resulted in a charge to other non-operating expense of $875,000 for incremental shares issued upon conversion. Certain bondholders converted $1.4 million of the 7 1/2% convertible subordinated debentures and $4.4 million of the 7 3/4% convertible subordinated debentures into common stock.

     During 1992, certain bondholders converted $95,000 of the 7 1/2% convertible subordinated debentures, $100,000 of the 7 3/4% convertible subordinated debentures and $3.5 million of the 11 1/2% convertible subordinated debentures into common stock.

     During 1993, certain bondholders converted $360,000 of the 7 1/2% convertible subordinated debentures, $275,000 of the 7 3/4% convertible subordinated debentures and $1.3 million of the 11 1/2% convertible subordinated debentures into common stock.

     All of the convertible subordinated debenture interests will be subject to settlement of their stated amounts in a plan of reorganization, thereby eliminating the need for continued deferral of the debt issuance costs. Therefore, the unamortized debt issuance costs of $2.8 million for these convertible subordinated

                       AMERICA WEST AIRLINES, INC., D.I.P
debentures were charged to operations as reorganization expense in 1991. The Company ceased accruing interest on all of these debentures as of June 27, 1991 in accordance with SOP 90-7.

     (j) This note from an aircraft manufacturer for deferred pre-delivery payments was required under a purchase agreement entered into in 1990. The deferred pre-delivery payments will accrue interest at one year LIBOR plus 4% with both principal and interest due upon delivery of the aircraft. The Company has ceased accruing interest on the outstanding balance in accordance with SOP 90-7. The acquisition of the aircraft associated with these deferred pre-delivery payments is subject to the affirmation or rejection of the respective aircraft purchase agreement by the Company in the reorganization proceeding.

     (k) The Company has a $20 million secured revolving credit facility with a group of financial institutions that expired on April 17, 1993. Borrowings under this credit facility were either made i) at the federal funds rate plus 1%, ii) based on a CD rate or iii) 90-day LIBOR two business days prior to the first day of the interest period. The borrowings are secured by certain assets. The Company is obligated to pay a commitment fee equal to 1/4% per annum on the average daily amount by which the aggregate commitments exceed the applicable borrowing base and 1/2% per annum on the average daily amount by which the lower of the aggregate commitments or applicable borrowing base exceeds the aggregate principal amount on all outstanding loans. At December 31, 1993 and 1992, the Company had an outstanding balance of $9.9 million and $11 million, respectively, under the revolving credit agreement. Proceeds from sales of assets securing the loan were used to prepay the loan during 1993. The Company ceased accruing interest on the outstanding balance as of June 27, 1991 in accordance with SOP 90-7.

     (l) The holders of industrial development revenue bonds have the right to put the bonds back to the Company at various times. If such a put occurs, the Company has an agreement with the underwriters to remarket the bonds. Any bonds not remarketed will be retired utilizing a letter of credit. Any funding under the letter of credit will be in the form of a two-year term loan at prime plus 2%. During the first quarter of 1991, the Company redeemed $14.5 million of the $44 million of industrial development revenue bonds issued and outstanding and agreed to a seven-year amortization schedule for the redemption of the remaining balance. In July and August 1991, $29.5 million in the aggregate was drawn against the letter of credit facility that supported these bonds. The Company intends to remarket the bonds in the future. Such draws were made on behalf of holders of such bonds who exercised their right to put the bonds back to the Company for purchase. The bonds are currently held in trust for the benefit of the Company. These bonds were issued in connection with the Company's technical support facility.

     (m) These draws on a letter of credit from a financial institution, secured by spare rotable parts with a net book value of $35.8 million, are payable in quarterly installments of $1.3 million plus interest at prime plus 4.5%. The Company has ceased accruing interest as of June 27, 1991 on the outstanding balance in accordance with SOP 90-7.

     Maturities of long-term debt, excluding $225 million included in estimated liabilities subject to Chapter 11 proceedings, for the years ending December 31 are as follows:

                                                                 (IN THOUSANDS)
                1994...........................................     $125,271
                1995...........................................       41,949
                1996...........................................       44,957
                1997...........................................       39,544
                1998...........................................       32,916
                Thereafter.....................................      236,984

                       AMERICA WEST AIRLINES, INC., D.I.P

(5) INCOME TAXES

  Adoption of New Accounting Standard

     As of January 1, 1993, the Company adopted Statement of Financial Accounting Standards No. 109, Accounting for Income Taxes (SFAS 109). SFAS 109 is a fundamental change in the manner used to account for income taxes in that the deferred method has been replaced with an asset and liability approach. Under SFAS 109, deferred tax assets (subject to a possible valuation allowance) and liabilities are recognized for the expected future tax consequences of events that are reflected in the Company's financial statements or tax returns.

     In the year of adoption, SFAS 109 permits an enterprise to record in its current year financial statements, the cumulative effect (if any) of the change in accounting principle. Upon adoption, the Company did not need to record a cumulative effect adjustment.

  Income Tax Expense

     For the year ended December 31, 1993, the Company recorded income tax expense as follows:

                Current taxes:
                  Federal.............................................  $675
                  State...............................................    84
                                                                        ----
                                                                        $759
                                                                        ====
                Deferred taxes........................................  $ --
                                                                        ====

     For the year ended December 31, 1993, income tax expense is solely attributable to income from continuing operations. The difference in income taxes at the federal statutory rate ("expected taxes") to those reflected in the financial statements (the "effective rate") results from the effect of the benefit of net operating loss carryforwards of $12.6 million and state income tax expense, net of federal tax benefit of $55,000, for an effective tax rate of 2%. In 1992 and 1991, the tax benefits at the federal statutory rate of 34% were offset by the generation of net operating loss carryforwards.

     At December 31, 1993, the Company has available net operating loss, business tax credit and alternative minimum tax credit carryforwards for federal income tax purposes of $530.3 million, $12.7 million and $700,000, respectively. The net operating loss carryforwards expire during the years 1999 through 2007 while the business credit carryforwards expire during the years 1997 through 2006. However, such carryforwards are not fully available to offset federal (and, in certain circumstances, state) alternative minimum taxable income. Accordingly, income tax expense recognized for the year ended December 31, 1993, is attributable to the Company's expected net current liability for federal and various state alternative minimum taxes. The alternative minimum tax credit carryforward does not expire and is available to reduce future income tax payable.

     As of December 31, 1993, to the best of the Company's knowledge, it has not undergone a statutory "ownership change" (as defined in sec.382 of the Internal Revenue Code) that would result in any material limitation of the Company's ability to use its net operating loss and business tax credit carryforwards in future tax years. Should an "ownership change" occur prior to confirmation of a plan of reorganization, the Company's ability to utilize said carryforwards would be significantly restricted. Further, the net operating loss and business tax credit carryforwards may be limited as a result of the Company's reorganization under the United States Bankruptcy Code.

                       AMERICA WEST AIRLINES, INC., D.I.P

  Composition of Deferred Tax Items

     The Company has not recognized any net deferred tax items for the year ended December 31, 1993. Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. Significant components of the Company's deferred tax assets and liabilities as of December 31, 1993 are a result of the temporary differences related to the items described as follows:

                                                                          NET DEFERRED ITEMS
                                                                          ------------------
                                                                            (IN THOUSANDS)
    Deferred income tax liabilities:
      Property and equipment, principally depreciation differences....        $ (105,242)
                                                                              -----------
    Deferred income tax assets:
      Aircraft leases.................................................            20,594
      Frequent flyer accrual..........................................             3,721
      Reorganization expenses.........................................            16,527
      Net operating loss carryforwards................................           212,124
      Tax credit carryforwards........................................            12,706
      Other...........................................................             5,986
                                                                              ----------
              Total deferred income tax assets........................           271,658
    Valuation allowance...............................................          (166,416)
                                                                              ----------
              Net deferred items......................................        $       --
                                                                              ==========

     SFAS 109 requires a "more likely than not" criterion be applied when evaluating the realizability of a deferred tax asset. Given the Company's history of losses for income tax purposes, the volatility of the industry within which the Company operates and certain other factors, the Company has established a valuation allowance for the portion of its net operating loss carryforwards that may not be available due to expirations after considering the net reversals of future taxable and deductible differences occurring in the same periods. In this context, the Company has taken into account prudent and feasible tax planning strategies. After application of the valuation allowance, the Company's net deferred tax assets and liabilities are zero.

(6) EMPLOYEE STOCK PURCHASE PLANS AND OTHER EMPLOYEE BENEFIT PROGRAMS

     The Company has a stock purchase plan covering its directors, officers and employees and certain other persons providing service to the Company, as well as a separate plan covering its California resident employees. At December 31, 1993, the number of shares authorized under the plans is 10,450,000. Each participating employee is required to purchase a number of shares having an aggregate purchase price equivalent to 20% of such employee's annual base wage or salary on the date of purchase. Each participating employee has the option of simultaneously purchasing additional shares having an aggregate purchase price not exceeding 20% of such wage or salary. California resident employees electing to participate in the plan may purchase a number of shares having an aggregate purchase price not exceeding 40% of their annual base wage or salary on the date of purchase at a specified price.

     Participating employees can elect to finance their purchase through the Company for up to 20% of their annual base wage or salary over a five-year period at an interest rate of 9.5%. Employee notes receivable of $17.6 million existed at December 31, 1993 and were classified in the stockholders' deficiency section. Shares issued under the plans cannot be sold, transferred, assigned, pledged or encumbered in any way for a period of two years from the date such shares are paid for and delivered to participating employees. The employees'

                       AMERICA WEST AIRLINES, INC., D.I.P
purchase price is 85% of the market price on the date of purchase. The difference between the employees' purchase price and the market price is recorded as deferred compensation and is amortized over five years.

     The plans provide for the purchase of additional shares of common stock up to 10% of the employee's annual base wage during the first year of employment and 20% of the employee's annual base wage during each subsequent calendar year. Such purchases may be financed through the Company at the same terms as indicated above, as long as total outstanding amounts previously financed do not exceed 10% of the employee's annual base compensation.

     Effective August 1, 1991, the Company suspended the mandatory portion of the Employee Stock Purchase Plan for 60 days. Subsequent to the expiration of the 60-day period, the Company indefinitely suspended the Employee Stock Purchase Plan. The Company also suspended payroll deductions related to the Employee Stock Purchase Plan as a result of a 10% across the board reduction in wages which commenced August 1, 1991 for all employees whose wages had not been previously reduced. The unpaid employee stock purchase notes continue to accrue interest. The Company anticipates that the reorganization process will result in the restructuring, cancellation and/or replacement of the interests of its existing common and preferred stockholders.

     The bankruptcy process has caused the suspension of the Company's profit sharing plan which covers all personnel. The plan provided for the distribution of 15% of annual pre-tax profits to employees based on each individual's base wage. The Company made no distributions under the plan in 1993, 1992 or 1991.

     The Company implemented a 401(k) defined contribution plan on January 1, 1989, covering essentially all employees of the Company. Participants may contribute from 1% to 10% of their pre-tax earnings to a maximum of $8,994. The Company will match 25% of a participant's contributions up to 6% of the participant's annual pre-tax earnings. The Company's contribution expense to the plan totaled $2.1 million, $2 million and $4.9 million in 1993, 1992 and 1991, respectively.

     The Company provides no post-retirement benefits to its former employees other than the continuation of flight benefits on a stand-by, non-revenue basis; the cost of which is not material. Additional, no material post-employment benefits are provided.

(7) CONVERTIBLE PREFERRED STOCK

     Annual dividends of $5.41 per share are payable quarterly on the 291,149 shares of voting Series B 10.5% convertible preferred stock. Each preferred share is entitled to four votes and may be converted into four shares of common stock subject to certain anti-dilution provisions. The preferred shares are redeemable at the Company's election, if the price of common stock is at least $19.32 per share, at $51.52 per share plus unpaid accrued dividends plus a redemption premium starting at 3% during 1991 and decreasing 1% per year to zero during and after 1994. During 1993, the Series B convertible preferred stock was converted into 1,164,596 shares of common stock.

     Annual dividends of $1.33 per share are payable quarterly on the 73,099 shares of voting Series C 9.75% convertible preferred stock. Such shares may be converted into an equal number of shares of common stock subject to certain anti-dilution provisions. The preferred shares are redeemable at the Company's election at $13.68 per share plus unpaid accrued dividends plus a redemption premium starting at 4% during 1991 and decreasing 1% per year to zero during and after 1995.

     Under Delaware law, the Company is precluded from paying dividends on its outstanding preferred stock until such time as the Company's stockholder deficiency has been eliminated.

     At December 31, 1993, the Company was delinquent in the payment of its sixth consecutive dividends on the Preferred Stock. See note 1 for a discussion of the potential effects of the Company's reorganization upon preferred stock.

                       AMERICA WEST AIRLINES, INC., D.I.P

(8) COMMON STOCK

     Certain "Rights" have been distributed to certain shareholders of record on August 25, 1986. The Rights, which entitle the holder to purchase one one-hundredth ( 1/100th) of a share of Series D Participating Preferred Stock at a price of $200, are not exercisable unless certain conditions relating to a possible attempt to acquire the Company are met. In the event of an acquisition or merger, the Rights will entitle the holder of a Right to purchase that number of common shares of the acquiring or surviving entity having twice the market value of the exercise price of each Right. The Rights expire on August 24, 1996 and are redeemable at a price of $.03 per Right under certain conditions.

     The Board of Directors has authorized the purchase of up to 700,000 shares of the Company's common stock from time to time in open market transactions. The Company has purchased and retired 348,410 shares as of December 31, 1993 at an average per share price of $8.31.

(9) STOCK OPTIONS AND WARRANTS

     The Company has an Incentive Stock Option Plan and has reserved 13,225,000 shares of common stock for issuance upon the exercise of stock options granted under the plan. Of the total shares reserved, 10,350,000 shares are restricted for issuance to employees other than certain management employees. Options are granted at fair market value on the date of grant and generally become exercisable over a five-year period, and ultimately lapse if unexercised at the end of ten years.

     Activity under the Incentive Stock Option Plan is as follows:

                                                           INCENTIVE STOCK OPTION PLAN
                                                  ---------------------------------------------
                                                      NUMBER OF OPTIONS
                                                  -------------------------
                                                     KEY           OTHER         OPTION PRICE
                                                  MANAGEMENT     EMPLOYEES         PER SHARE
                                                  ----------     ----------     ---------------
    Outstanding January 1, 1991.................  1,721,326       5,215,028      $2.50 - $13.06
    Granted.....................................     52,000       2,434,880      $0.94 - $ 7.50
    Canceled....................................   (254,025 )      (535,116)     $1.38 - $12.81
    Exercised...................................     (8,981 )        (1,860)     $2.50 - $ 9.13
                                                  ----------     ----------     ---------------
    Outstanding December 31, 1991...............  1,510,320       7,112,932      $0.94 - $13.06
    Granted.....................................         --         414,060      $1.13 - $ 2.63
    Canceled....................................   (183,700 )      (791,199)     $0.27 - $13.06
                                                  ----------     ----------     ---------------
    Outstanding December 31, 1992...............  1,326,620       6,735,793      $0.94 - $13.06
    Canceled....................................   (284,990 )    (1,005,192)     $0.94 - $12.81
                                                  ----------     ----------     ---------------
    Outstanding December 31, 1993...............  1,041,630       5,730,601      $0.94 - $13.06
                                                  =========       =========      ==============

     At December 31, 1993, options to purchase 3,731,608 shares were exercisable at prices ranging from $0.94 to $13.06 per share under the Incentive Stock Option Plan. Effective March 13, 1992, additional grants under the Plan were suspended.

     The Company has a Nonstatutory Stock Option Plan under which options to purchase 3,785,880 shares of common stock at prices ranging from $5.06 to $10.25 per share (fair market value on date of grant) have been granted, of which 1,961,410 stock options are outstanding as of December 31, 1993. During 1991, 40,000 options were granted at $6.00 per share. During 1993, 1992 and 1991, no options were exercised. At December 31, 1993, all options were exercisable. Options expire 10 years from date of grant.

     The Company had granted warrants and options to purchase 227,500 shares of common stock to members of the Board of Directors who are not employees of the Company. At December 31, 1993, 110,000

                       AMERICA WEST AIRLINES, INC., D.I.P
options are outstanding and exercisable through February 4, 1996 at prices of $6.00 to $9.00 per share (fair market value at date of grant). No warrants or options were granted or exercised during 1993, 1992 or 1991.

     The Company has adopted a Restricted Stock Plan and has reserved 250,000 shares of common stock for issuance at no cost to key employees. Grants that are issued will vest over a three to five-year period. As of December 31, 1993, the Company granted 93,870 shares and the related unamortized deferred compensation was $5,320. In 1991, the operation of the Restricted Stock Plan was suspended due to the Company's reorganization.

(10) SUPPLEMENTAL INFORMATION TO STATEMENTS OF CASH FLOWS

     Cash paid for interest, net of amounts capitalized, during the years ended December 31, 1993, 1992 and 1991 was approximately $44 million, $46 million and $33 million, respectively.

     Cash paid for income taxes during the year ended December 31, 1993 was $537,000.

     Cash flows from reorganization items in connection with the Chapter 11 proceedings during the years ended December 31, 1993, 1992 and 1991 were as follows:

                                                            1993         1992        1991
                                                           -------     --------     -------
                                                           (IN THOUSANDS)
    Interest received on cash accumulations..............  $ 2,635     $  2,030     $ 1,365
    Professional fees paid for services rendered.........   (7,372)     (11,346)     (6,913)
    D.I.P. financing issuance costs paid.................   (1,378)      (1,760)     (2,660)

     In addition, during the years ended December 31, 1993, 1992 and 1991, the Company had the following non-cash financing and investing activities:

                                                            1993        1992         1991
                                                           -------     -------     --------
                                                                    (IN THOUSANDS)
    Conversion of long-term debt to common stock.........  $ 1,938     $ 3,685     $ 27,898
                                                           =======     =======     ========
    Draws taken by third parties on letters of credit....  $    --     $11,201     $ 42,415
                                                           =======     =======     ========
    Equipment acquired through capital leases............  $   709     $   437     $ 10,028
                                                           =======     =======     ========
    Notes payable issued to equipment seller.............  $   818     $22,804     $106,510
                                                           =======     =======     ========
    Notes payable issued for administrative claim
      settlements........................................  $11,597     $    --     $     --
                                                           =======     =======     ========
    Preferred stock dividends declared but unpaid........  $    --     $ 1,672     $  1,250
                                                           =======     =======     ========
    Accrued interest reclassified to long-term debt......  $15,137     $16,443     $ 19,311
                                                           =======     =======     ========

(11) COMMITMENTS AND CONTINGENCIES

     (a) Leases

     During 1991, the Company restructured its lease commitment for Airbus A320 aircraft with the lessors. As a result of the restructuring, the Company's obligation to lease ten A320 aircraft was canceled and the basic rental rate for twelve aircraft was revised to provide for the repayment to the lessor over a ten-year period of certain advanced credits received by the Company which relate to the ten canceled aircraft.

     In the third quarter of 1991, the Company requested a deferral of rent and other periodic payments from its aircraft providers. The deferral was requested in an effort to conserve cash and improve the Company's liquidity position. As a condition of securing the $78 million D.I.P. financing, the Company was required to obtain from most aircraft providers rent, principal and interest payment deferrals in excess of $100 million covering the six-month period of June through November 1991. These deferrals will generally be repaid with

                       AMERICA WEST AIRLINES, INC., D.I.P
interest at 10.5% over the remaining term of the lease or secured borrowing with repayment commencing December 1991. At December 31, 1993 and 1992, the remaining unpaid deferrals are reported as follows:

                                                                          DECEMBER 31,
                                                                       -------------------
                                                                        1993        1992
                                                                       -------     -------
                                                                       (IN THOUSANDS)
    Accounts payable.................................................  $ 7,567     $20,672
    Other liabilities................................................   31,425      28,196
    Long-term debt...................................................   18,671      20,769
                                                                       -------     -------
                                                                       $57,663     $69,637
                                                                       =======     =======

     In the third quarter of 1992, the Company requested an additional deferral of rent and other periodic payments from its aircraft providers. The deferral was requested to assure sufficient liquidity to sustain operations while additional debtor-in-possession financing was obtained (note 4). The 1992 deferrals will generally be repaid either without interest during the first quarter of 1993 or with interest over a period of seven years. At December 31, 1993 and 1992, the remaining unpaid deferrals are reported as follows:

                                                                          DECEMBER 31,
                                                                       -------------------
                                                                        1993        1992
                                                                       -------     -------
                                                                       (IN THOUSANDS)
    Accounts payable.................................................  $ 9,650     $17,528
    Long-term debt...................................................   21,539      25,346
                                                                       -------     -------
                                                                       $31,189     $42,874
                                                                       =======     =======

     As of December 31, 1993, the Company had 66 aircraft under operating leases with remaining terms ranging from four months to 20 years. The Company has options to purchase most of the aircraft at fair market value at the end of the lease term. Certain of the agreements require security deposits and maintenance reserve payments. The Company also leases certain terminal space, ground facilities and computer and other equipment under noncancelable operating leases.

     Future minimum rental payments for years ending December 31 under noncancelable operating leases with initial terms of more than one year are as follows:

                                                                 (IN THOUSANDS)
                1994...........................................    $  191,606
                1995...........................................       182,236
                1996...........................................       179,110
                1997...........................................       169,797
                1998...........................................       160,759
                Thereafter.....................................     1,333,187
                                                                   ----------
                                                                   $2,216,695
                                                                   ==========

     Collectively, the operating lease agreements require security deposits with lessors of $8.1 million and bank letters of credit of $17.7 million. The letters of credit are collateralized by certain spare rotable parts with a net book value of $35.8 million and $17.6 million in restricted cash.

     Rent expense (excluding landing fees) was approximately $245 million in 1993, $307 million in 1992 and $319 million in 1991.

                       AMERICA WEST AIRLINES, INC., D.I.P

     (b) Revenue Bonds

     Special facility revenue bonds have been issued by a municipality used for leasehold improvements at the airport which have been leased by the Company. Under the operating lease agreements, which commenced in 1990, the Company is required to make rental payments sufficient to pay principal and interest when due on the bonds. The Company ceased rental payments in June 1991. The principal amount of such bonds outstanding at December 31, 1992 and 1991 was $40.7 million. In October 1993, the Company and the bondholder agreed to reduce the outstanding balance of the bonds to $22.5 million and adjust the related operating lease payments sufficient to pay principal and interest on the reduced amount effective upon the confirmation of a plan of reorganization. The remaining principal balance of $18.2 million will be accorded the same treatment under the plan of reorganization as a pre-petition unsecured claim. The Company also agreed to make adequate protection payments in the amount of $150,000 per month from August 1993 to plan confirmation.

     (c) Aircraft Acquisitions

     At December 31, 1993, the Company had on order a total of 93 aircraft of the types currently comprising the Company's fleet, of which 51 are firm and 42 are options. The table below details such deliveries.

                                                      FIRM ORDERS
                                --------------------------------------------------------     OPTION
                                1994     1995     1996     1997     THEREAFTER     TOTAL     ORDERS     TOTAL
                                ----     ----     ----     ----     ----------     -----     ------     -----
Boeing: 737-300...............   --       --        4        2          --            6        10         16
        757-200...............   --        4        3       --          --            7        10         17
Airbus:  A320-200.............    9        5        2        8          14           38        22         60
                                                    -                   --                     --
                                ----     ----              ----                    -----                -----
          Total...............    9        9        9       10          14           51        42         93
                                ====     ====     ====     ====     =======        ====      =====      ====

     The current estimated aggregate cost for these firm commitments and options is approximately $5.2 billion. Future aircraft deliveries are planned in some instances for incremental additions to the Company's existing aircraft fleet and in other instances as replacements for aircraft with lease terminations occurring during this period. The purchase agreements to acquire 24 Boeing 737-300 aircraft had been affirmed in the Company's bankruptcy proceeding. With timely notice to the manufacturer, all or some of these deliveries may be converted to Boeing 737-400 aircraft. At December 31, 1993, eight Boeing 737 delivery positions had been eliminated due to the lack of a required reconfirmation notice by the Company to Boeing leaving 16 delivery positions as reflected above. The failure to reconfirm such delivery positions exposes the Company to loss of pre-delivery deposits and other claims which may be asserted by Boeing in the bankruptcy proceeding. The purchase agreements for the remaining aircraft types have not been assumed, and the Company has not yet determined which of the other aircraft purchase agreements, if any, will be affirmed or rejected.

     As part of the $68.4 million term loan (see note 4(a)), the Company terminated an agreement to lease 24 Airbus A320 aircraft and ultimately replaced it with a put agreement to lease up to four such aircraft. The lessor is under no obligation to lease such aircraft to the Company and has the right to remarket these aircraft to other parties. Prior to its bankruptcy filing, the Company also entered into a similar arrangement with another lessor, whereby the Company terminated its agreement to lease 10 Airbus A320 aircraft and replaced it with a put agreement to lease up to 10 Airbus A320 aircraft.

     The put agreement related to the term loan requires the lessor to notify the Company prior to July 1, 1994 if it intends to require the Company to lease any of its put aircraft. The other put agreement requires 180 days prior notice of the delivery of a put aircraft. The agreement also provides that the lessor may not put more than five aircraft to the Company in any one calendar year. This put right expires on December 31, 1996. No more than nine put aircraft (from both lessors combined) may be put to the Company in one calendar year. The put aircraft are reflected in the "Firm Orders" section of the table above.

                       AMERICA WEST AIRLINES, INC., D.I.P

     The Investment Agreement provides that as partial consideration for the cancellation of certain put rights, the lessor will receive the right to require the Company to lease up to eight aircraft prior to June 30, 1999.

     The Company does not have firm lease or debt financing commitments with respect to the future scheduled aircraft deliveries (other than for the put aircraft referred to above).

     In addition to the aircraft set forth in the chart above, the Company also has a pre-petition executory contract under which the Company holds delivery positions for four Boeing 747-400 aircraft under firm orders and another four under options. The contract allows the Company, with the giving of adequate notice, to substitute other Boeing aircraft types for the Boeing 747-400 in these delivery positions. As a result, the Company is still evaluating its future fleet needs and is currently unable to determine if it will substitute other aircraft types or reject this agreement.

     (d) Concentration of Credit Risk

     The Company does not believe it is subject to any significant concentration of credit risk. At December 31, 1993, approximately 82% of the Company's receivables related to tickets sold to individual passengers through the use of major credit cards or to tickets sold by other airlines and used by passengers on America West. These receivables are short-term, generally being settled shortly after sale or in the month following usage. Bad debt losses, which have been minimum in the past, have been considered in establishing allowances for doubtful accounts.

(12) RELATED PARTY TRANSACTIONS

     During 1989, the Company sold 486,219 shares of common stock at $6.31 and $9.79 to the stockholder that purchased 3,029,235 shares of common stock at $10.50 in 1987 and $1 million of the Series C preferred stock in 1985. This stockholder has the right to maintain a 20% voting interest through the purchase of common stock from the Company at a price per share which is the average market price per share for the preceding six months. In 1990, the stockholder made direct purchases on the open market to maintain its 20% voting interest. On February 15, 1991, the stockholder purchased 253,422 shares of common stock from the Company at $5.50 per share. No such purchases occurred in 1993 or 1992.

     The Company has entered into various aircraft acquisition and leasing agreements with this stockholder at terms comparable to those obtained from third parties for similar transactions. The Company leases 11 aircraft from this stockholder and the rental payments for such leases amounted to $33.7 million in 1993, $33.8 million in 1992 and $18.1 million in 1991. At December 31, 1993, the Company was obligated to pay $232 million under these leases through August 2003 unless terminated earlier at the stockholder's option. In 1991, the stockholder drew upon a $7.5 million letter of credit which had been issued in its favor in lieu of a cash reserve for periodic heavy maintenance overhauls. This cash deposit is included in other assets at December 31, 1993 and 1992.

     In addition, the stockholder participated as a lender in the September 1992 D.I.P. Facility and advanced $10 million of the $53 million in total D.I.P financing. In September 1993, the stockholder was repaid the then outstanding balance of $8.3 million as a result of not participating in the extension of the maturity date of the debt financing.

     In order to assist the Chairman of the Board with certain costs associated with his service as chairman, the Company pays an office overhead allowance of $4,167 per month to a company owned by the chairman. During 1993 and 1992, such payments totaled approximately $50,000 and $16,000, respectively.

     Additionally, a former member of the Board of Directors provided consulting services to the Company during 1993 and 1992 for which he received fees of approximately $39,000 and $47,000, respectively.

                       AMERICA WEST AIRLINES, INC., D.I.P

(13) RESTRUCTURING CHARGES

     Restructuring charges consist of the following:

                                                                                  1992
                                                                             --------------
                                                                             (IN THOUSANDS)
     Write-off for certain assets related to station closures or route          $  9,529
       restructuring.......................................................
     Provision for spare parts for aircraft types no longer in service.....       12,651
     Provision for employee severance......................................        2,284
     Loss on return of aircraft............................................        6,852
                                                                                --------
                                                                                $ 31,316
                                                                                ========

     The restructuring charges were necessitated by aircraft fleet reductions and other operational changes. The Company has reduced its fleet to 85 aircraft and has reduced the number of aircraft types in the fleet from five to three.

(14) QUARTERLY FINANCIAL DATA (UNAUDITED)

     Summarized quarterly financial data for 1993 and 1992 are as follows (in thousands of dollars except per share amounts):

                                                          1ST        2ND        3RD        4TH
                                                        QUARTER    QUARTER    QUARTER    QUARTER
                                                        --------   --------   --------   --------
Total operating revenues:
     1993.............................................  $316,605   $324,910   $335,113   $348,736
     1992.............................................  $337,050   $333,511   $321,590   $301,989
Operating income (loss):
     1993.............................................  $ 17,168   $ 25,179   $ 32,981   $ 45,726
     1992(a)..........................................  $ (7,974)  $(15,979)  $(48,534)  $ (2,325)
Nonoperating expense, net
     1993.............................................  $(14,990)  $(14,710)  $(18,285)  $(35,145)
     1992 (b).........................................  $ (2,010)  $(17,390)  $(22,230)  $(15,319)
Income tax expense
     1993.............................................  $    (44)  $   (209)  $   (293)  $   (213)
     1992.............................................  $     --   $     --   $     --   $     --
Net income (loss)
     1993.............................................  $  2,134   $ 10,260   $ 14,403   $ 10,368
     1992.............................................  $ (9,984)  $(33,369)  $(70,764)  $(17,644)
Earnings (loss) per share
     1993:
       Primary........................................  $    .09   $    .41   $    .56   $    .40
       Fully diluted..................................  $    .09   $    .28   $    .38   $    .28
     1992:
       Primary........................................  $  (0.44)  $  (1.41)  $  (2.97)  $  (0.75)

- ---------------
(a) During the third quarter of 1992, restructuring charges for employee separation costs, losses related to returning aircraft to lessors, write-off of assets related to the restructuring and a loss provision related to spare parts expected to be sold amounting to $31.3 million was recorded.

(b) During the first quarter of 1992, a gain of $15 million was recorded for the transfer of the Honolulu/Nagoya route to another carrier.

=======================================================

     NO DEALER, SALESPERSON OR ANY OTHER INDIVIDUAL HAS BEEN AUTHORIZED TO GIVE ANY INFORMATION OR TO MAKE ANY REPRESENTATIONS NOT CONTAINED IN THIS PROSPECTUS, IN CONNECTION WITH THE OFFERING COVERED BY THIS PROSPECTUS. IF GIVEN OR MADE, SUCH INFORMATION OR REPRESENTATIONS MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED BY THE COMPANY, THE SELLING SECURITYHOLDERS OR ANY UNDERWRITERS. THIS PROSPECTUS DOES NOT CONSTITUTE AN OFFER TO SELL, OR A SOLICITATION OF AN OFFER TO BUY, ANY SECURITIES IN ANY JURISDICTION WHERE, OR TO ANY PERSON TO WHOM, IT IS UNLAWFUL TO MAKE SUCH OFFER OR SOLICITATION. NEITHER DELIVERY OF THIS PROSPECTUS NOR ANY SALE MADE HEREUNDER SHALL, UNDER ANY CIRCUMSTANCES, CREATE AN IMPLICATION THAT THERE HAS NOT BEEN ANY CHANGE IN THE FACTS SET FORTH IN THIS PROSPECTUS OR IN THE AFFAIRS OF THE COMPANY SINCE THE DATE HEREOF.

                               _________________

                               TABLE OF CONTENTS

                                        PAGE
                                        ____
Available Information.................    2
Prospectus Summary....................    3
Investment Considerations.............    9
The Company...........................   13
Use of Proceeds.......................   15
Dividend Policy.......................   15
Capitalization........................   16
Selected Financial Data...............   17
Unaudited Pro Forma Condensed
  Financial Information...............   18
Management's Discussion and Analysis
  of Financial Condition and Results
  of Operations.......................   25
Business..............................   33
Management............................   42
Compensation Committee Interlocks and
  Insider Participation...............   49
Certain Transactions..................   50
Principal Stockholders................   51
Selling Securityholders...............   53
Shares Eligible for Future Sale.......   54
Description of the Senior Notes.......   55
Description of Capital Stock..........   65
Description of Warrants...............   67
Plan of Distribution..................   69
Legal Matters.........................   70
Experts...............................   70
Index to Financial Statements.........  F-1

=======================================================


=======================================================

                                  AMERICA WEST
                                 AIRLINES, INC.

                                1,200,000 SHARES
                              CLASS A COMMON STOCK

                               18,573,704 SHARES
                              CLASS B COMMON STOCK

                              $126,000,000 11 1/4%
                        SENIOR UNSECURED NOTES DUE 2001

                               5,846,263 CLASS B
                             COMMON STOCK WARRANTS

                            ________________________

                                   PROSPECTUS
                            ________________________

                                           , 1994

=======================================================

                                    PART II

                     INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 13.  OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION.

     The following table sets forth the estimated expenses, other than underwriting discounts and commissions, payable by the Registrant in connection with the issuance and distribution of the securities being registered hereby:

    Securities and Exchange Commission Filing Fee............................  $ 8,965.00
    Blue Sky Filing Fees and Expenses........................................    1,000.00
    Printing Costs...........................................................   25,000.00
    Legal Fees and Expenses..................................................   20,000.00
    Accounting Fees and Expenses.............................................   20,000.00
    Trustee's Fees and Expenses..............................................
    Miscellaneous............................................................    1,035.00
                                                                               ----------
              Total..........................................................  $56,000.00
                                                                                =========

- ---------------
* To be supplied by amendment.

ITEM 14.  INDEMNIFICATION OF DIRECTORS AND OFFICERS.

     Section 145 of the Delaware General Corporation Law ("DGCL") authorizes, inter alia, a corporation generally to indemnify any person ("indemnitee") who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding (other than an action by or in the right of the corporation) by reason of the fact that such person is or was a director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation, in a similar position with another corporation or entity, against expenses (including attorneys' fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by him in connection with such action, suit or proceeding if he acted in good faith and in a manner he reasonably believed to be in or not opposed to the best interests of the corporation and, with respect to any criminal action or proceeding, had no reasonable cause to believe his conduct was unlawful. With respect to actions or suits by or in the right of the corporation; however, an indemnitee who acted in good faith and in a manner he reasonably believed to be in or not opposed to the best interests of the corporation is generally limited to attorneys' fees and other expenses, and no indemnification shall be made if such person is adjudged liable to the corporation unless and only to the extent that a court of competent jurisdiction determines that indemnification is appropriate. Section 145 further provides that any indemnification shall be made by the corporation only as authorized in each specific case upon a determination by the (i) stockholders, (ii) board of directors by a majority vote of a quorum of disinterested directors so directs, that indemnification of the indemnitee is proper because he has met the applicable standard of conduct. Section 145 provides that indemnification pursuant to its provisions is not exclusive of other rights of indemnification to which a person may be entitled under any by-law agreement, vote of stockholders or disinterested directors or otherwise.

     Section 8.02 of the Company's By-laws, a copy of which is filed as Exhibit
3.2 to this Registration Statement provides, in substance, that directors, officers, employees and agents shall be indemnified to the fullest extent permitted by Section 145 of the DGCL.

     Article 12.0 of the Company's Restated Certificate of Incorporation, a copy of which is filed as Exhibit 3.1 to this Registration Statement, limits the liability of directors of the Company to the Company or its stockholders (in their capacity as directors but not in their capacity as officers) to the fullest extent permitted by the DGCL. Specifically, directors of the Company will not be personally liable for monetary damages for breach of a director's fiduciary duty as a director, except for liability (i) for any breach of the director's duty of loyalty to the Company or its stockholders, (ii) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, (iii) for unlawful payments of dividends or unlawful stock repurchase or redemptions as provided in section 174 of the DGCL or (iv) for any transaction from which the director derived an improper personal benefit. The Restated Certificate of Incorporation also provides that if the DGCL is amended after the approval of the Restated Certificate of Incorporation to authorize corporate action further eliminating or limiting the personal liability of directors, then the liability of a director of the Company will be eliminated or limited to the full extent permitted by the DGCL, as so amended.

     The form of the Third Revised Investment Agreement filed as Exhibit 10.1 to this Registration Statement contains certain provisions for indemnification of directors and officers of the Company and the Selling Securityholder against civil liabilities under the Securities Act. Certain of these provisions are set forth in the form of the Registration Rights Agreement filed as Exhibit 4.6 to this Registration Rights Agreement.

     The Company intends to enter into indemnification agreements with certain of its directors providing for indemnification to the fullest extent permitted by the laws of the State of Delaware. These agreements provide for specific procedures to better assure the directors' rights to indemnification, including procedures for directors to submit claims, for determination of directors entitled to indemnification (including the allocation of the burden of proof and selection of a reviewing party) and for enforcement of directors' indemnification rights.

ITEM 15.  RECENT SALES OF UNREGISTERED SECURITIES.

     The following summarizes transactions occurring within the last three years in which the Company has sold securities without registration under the Securities Act.

     On February 15, 1991, the Company sold 253,422 shares of its common stock to Transpacific Enterprises, Inc. for $1,393,821, or $5.50 per share, in reliance upon the exemption set forth in Section 4(2) of the Securities Act.

     On the Effective Date, the Company issued the following securities in connection with its Reorganization:

          1. The Company issued 26,053,185 shares of Class B Common Stock to holders of approximately $310 million of allowed, general unsecured prepetition claims against the Company in satisfaction of such claims in reliance upon the exemption set forth in Section 1145 of the Bankruptcy Code.

          2. The Company issued 3,865,179 shares of Class B Common Stock (1,615,179 of which shares are to be issued in exchange for cash, aggregating $14,357,326, provided by such equity holders upon the exercise of rights to subscribe for such shares at a price of $8.889 per share) and 6,230,769 Warrants to the holders of pre-existing equity interests in the Company in consideration of cancellation of such pre-existing equity interests in reliance upon the exemption set forth in Section 1145 of the Bankruptcy Code.

          3. The Company issued 900,000 shares of Class B Common Stock and 1,384,615 Warrants to Guiness Peat Aviation and its affiliates ("GPA") in satisfaction of claims of GPA against the Company in reliance upon the exemption set forth in Section 1145 of the Bankruptcy Code.

          4. The Company issued the following securities to partners of AmWest (or to Lehman Brothers Inc. or certain funds and accounts managed or advised by Fidelity Management Trust Company, in each case as assignees of AmWest's rights to acquire such securities) for new consideration paid to the Company in accordance with the Company's Plan: (i) 1,200,000 shares of Class A Common Stock for $7.467 per share; (ii) 12,981,636 shares of Class B Common Stock for $7.467 per share and 721,815 shares of Class B Common Stock for $8.889 per share; (iii) $100 million principal amount of Senior Notes for $100 million in cash; and (iv) 2,769,231 Warrants, separate consideration for which was not specified. The Company relied upon the exemption set forth in Section 4(2) of the Securities Act.

     In September, 1994 the Company issued 125,000 shares of Class B Common Stock to William A. Franke, the Chief Executive Officer of America West, as a reorganization success bonus.

     On or about October 15, 1994, the Company will issue the Additional Senior Notes to Fidelity and Lehman in exchange for full satisfaction of pre-existing secured claims.

ITEM 16.  EXHIBITS AND FINANCIAL STATEMENT SCHEDULES.

     (a) The following exhibits are filed as part of this Registration
Statement:

     EXHIBIT
      NUMBER                                           TITLE
    ----------       --------------------------------------------------------------------------
         2.1      -- The Company's Plan of Reorganization, as amended under Chapter 11 of the
                     Bankruptcy Code -- Incorporated by reference to the Company's Report on
                     Form 8-K dated September 9, 1994.
         3.1      -- Restated Certificate of Incorporation of America West Airlines,
                     Inc. -- Incorporated by reference to the Company's Report on Form 8-K dated September 9, 1994.
         3.2      -- Restated By-laws of America West Airlines, Inc. -- Incorporated by reference to the Company's Report on Form 8-K dated September 9, 1994.
         4.1      -- Indenture for $130,000,000 11 1/4% Senior Notes due 2001 dated August 25,
                     1994, of America West Airlines, Inc. and American Bank National
                     Association, as trustee -- Incorporated by reference to the Company's
                     Report on Form 8-K dated September 9, 1994.
         4.2      -- Form of Senior Note (included as Exhibit A to Exhibit 4.1 above).
         4.3      -- Warrant Agreement dated August 25, 1994 between America West Airlines,
                     Inc. and First Interstate, N.A., as Warrant Agent -- Incorporated by
                     reference to the Company's Report on Form 8-K dated September 9, 1994.
         4.4      -- Form of Warrant (included as Exhibit A to Exhibit 4.3 above).
         4.5      -- Stockholders' Agreement for America West Airlines, Inc. dated August 25,
                     1994 among America West Airlines, Inc., AmWest Partners, L.P., GPA Group
                     plc and certain other Stockholder Representatives -- Incorporated by reference to the Company's Report on Form 8-K dated September 9, 1994.
         4.6      -- First Amendment to Stockholders' Agreement for America West Airlines, Inc.
                     dated September 6, 1994 among Air Partners II, L.P., TPG Partners, L.P.,
                     TPG Parallel I, L.P., Continental Airlines, Inc., Mesa Airlines, Inc., GPA
                     Group plc and certain other stockholder representatives -- Incorporated by reference to the Company's Report on Form 8-K dated September 9, 1994.
         4.6      -- Registration Rights Agreement dated August 25, 1994 among America West
                     Airlines, Inc., AmWest Partners, L.P. and other holders -- Incorporated by reference to the Company's Report on Form 8-K dated September 9, 1994.
         4.7      -- Article 4.0 of the Company's Restated Certificate of Incorporation
                     (included in Exhibit 3.1 above).
        *5.1      -- Opinion of Andrews & Kurth L.L.P.
        10.1      -- Third Revised Investment Agreement dated April 21, 1994 between America
                     West Airlines, Inc. and AmWest Partners, L.P. -- Incorporated by reference to Exhibit 10.A to the Company's Quarterly Report on Form 10-Q for the
                     period ended March 31, 1994.
        10.11     -- Third Revised Interim Procedures Agreement dated April 21, 1994 between
                     America West Airlines and AmWest Partners, L.P. -- Incorporated by
                     reference to the Company's Annual Report on Form 10-K for the year ended
                     December 31, 1993.
        10.14     -- The GPA Term Sheet between America West Airlines, Inc. and GPA Group plc, dated June 13, 1994 -- Incorporated by Reference to the Company's
                     Registration Statement on Form S-1 (No. 54243), as amended.
        10.15     -- America West Airlines Management Resignation Allowance Guidelines, as
                     amended, dated November 18, 1993 -- Incorporated by Reference to the
                     Company's Registration Statement on Form S-1 (No. 54243), as amended.
        10.16     -- Airbus A320 Purchase Agreement (including exhibits thereto), dated as of
                     September 28, 1990 between AVSA, S.A.R.L. ("AVSA") and the Company, together with Letter Agreement Nos. 1-10, inclusive -- Incorporated by reference to Exhibit 10-(D)(1) to the Company's Quarterly Report on Form
                     10-Q for the quarter ended September 30, 1990.

     EXHIBIT
      NUMBER                                           TITLE
    ----------       --------------------------------------------------------------------------
        10.17     -- Loan Agreement, dated as of September 28, 1990, among the Company, AVSA and AVSA, as agent -- Incorporated by reference to Exhibit 10-(D)(2) to the Company's Quarterly Report on Form 10-Q for the period ended September
                     30, 1990.
        10.19     -- V2500 Support Contract Between the Company and IAE International Aero
                     Engines AG ("IAE"), dated September 28, 1990, together with Side Letters
                     Nos. 1-4, inclusive -- Incorporated by reference to Exhibit 10-(D)(3) to the Company's Quarterly Report on Form 10-Q for the quarter ended
                     September 30, 1990.
        10.20     -- Cash Management Agreement, dated September 28, 1991, among the Company, BT and First Interstate of Arizona, N.A. -- Incorporated by reference to
                     Exhibit 10-D(21) to the Company's Annual Report on Form 10-K for the year ended December 31, 1991.
        10.21     -- First Amendment to Cash Management Agreement, dated December 1, 1991, among the Company, BT and First Interstate of Arizona,
                     N.A. -- Incorporated by reference to Exhibit 10-D(22) to the Company's
                     Annual Report on Form 10-K for the year ended December 31, 1991.
        10.22     -- Second Amendment to Cash Management Agreement, dated September 1, 1992, among the Company, BT and First Interstate of Arizona,
                     N.A. -- Incorporated by reference to Exhibit 10-O(3) to the Company's
                     Annual Report on Form 10-K for the year ended December 31, 1992.
        10.23     -- Restructuring Agreement, dated December 1, 1991 between the Company and
                     Kawasaki -- Incorporated by reference to Exhibit 10-D(24) to the Company's
                     Annual Report on Form 10-K for the year ended December 31, 1991.
        10.24     -- A320 Put Agreement, dated December 1, 1991 between the Company and
                     Kawasaki -- Incorporated by reference to Exhibit 10-D(25) to the Company's
                     Annual Report on Form 10-K for the year ended December 31, 1991.
        10.25     -- First Amendment to A320 Put Agreement, dated September 1,
                     1992 -- Incorporated by reference to Exhibit 10-R(2) to the Company's
                     Annual Report on Form 10-K for the year ended December 31, 1992.
        10.26     -- A320 Put Agreement, dated as of June 25, 1991 between the Company and GPA
                     Group plc -- Incorporated by reference to Exhibit 10-D(26) to the
                     Company's Annual Report on Form 10-K for the year ended December 31, 1991.
        10.27     -- First Amendment to A320 Put Agreement, dated as of September 1, 1992 --
                     Incorporated by reference to Exhibit 10-S(2) to the Company's Annual
                     Report on Form 10-K for the year ended December 31, 1992.
        10.28     -- Restructuring Agreement, dated as of June 25, 1991 among GPA Group plc,
                     GPA Leasing USA I, Inc. GPA Leasing USA Sub I, and the
                     Company -- Incorporated by reference to Exhibit 10-D(27) to the Company's
                     Annual Report on Form 10-K for the year ended December 31, 1991.
        10.29     -- Official Statement dated August 11, 1986 for the $54,000,000 Variable Rate
                     Airport Facility Revenue Bonds -- Incorporated by reference to Exhibit
                     10.e to the Company's Quarterly Report on Form 10-Q for the period ended
                     September 30, 1986.
        10.30     -- Airport Use Agreement dated July 1, 1989 (the "Airport Use Agreement")
                     among the City of Phoenix, The Industrial Development Authority of the
                     City of Phoenix, Arizona and the Company -- Incorporated by reference to
                     Exhibit 10-D(9) to the Company's Annual Report on Form 10-K for the year ended December 31, 1989.
        10.31     -- First Amendment dated August 1, 1990 to Airport Use
                     Agreement -- Incorporated by reference to Exhibit 10-(D)(9) to the
                     Company's Quarterly Report on Form 10-Q for the period ended September 30,
                     1990.
        10.32     -- Revolving Loan Agreement dated April 17, 1990, by and among the Company, the Bank signatories thereto, and Bank of America National Trust and
                     Savings Association, as Agent for the Banks (the "Revolving Loan
                     Agreement") -- Incorporated by reference to Exhibit 10-1 to the Company's
                     Quarterly Report on Form 10-Q for the period ended March 31, 1990.

     EXHIBIT
      NUMBER                                           TITLE
    ----------       --------------------------------------------------------------------------
        10.33     -- First Amendment dated April 17, 1990 to Revolving Loan
                     Agreement -- Incorporated by reference to Exhibit 10-(D)(10) to the
                     Company's Quarterly Report on Form 10-Q for the period ended September 30,
                     1990.
        10.34     -- Second Amendment dated September 28, 1990 to the Revolving Loan
                     Agreement -- Incorporated by reference to Exhibit 10-(D)(11) to the
                     Company's Quarterly Report on Form 10-Q for the period ended September 30,
                     1990.
        10.35     -- Third Amendment dated as of January 14, 1991 to the Revolving Loan
                     Agreement -- Incorporated by reference to Exhibit 10-(D)(13) to the
                     Company's Annual Report on Form 10-K for the year ended December 31, 1990.
        10.36     -- Spares Credit Agreement, dated as of September 28, 1990, between the
                     Company and IAE -- Incorporated by reference to Exhibit 10-(D)(4) to the
                     Company's Quarterly Report on Form 10-Q for the period ended September 30,
                     1990.
        10.37     -- Master Credit Modification Agreement dated as of October 1, 1992, among the Company, IAE International Aero Engines AG, Intlaero (Phoenix A320)
                     Inc., Intlaero (Phoenix B737) Inc., CAE Electronics Ltd., and Hughes
                     Rediffusion Simulation Limited -- Incorporated by reference to Exhibit
                     10-L to the Company's Annual Report on Form 10-K for the year ended
                     December 31, 1992.
        10.38     -- Credit Agreement, dated as of September 28, 1990 between the Company and
                     IAE -- Incorporated by reference to Exhibit 10-(D)(5) to the Company's
                     Quarterly Report on Form 10-Q for the period ended September 30, 1990.
        10.39     -- Amendment No. 1 to the Credit Agreement, dated March 1,
                     1991 -- Incorporated by reference to Exhibit 10-(M)(2) to the Company's
                     Annual Report on Form 10-K for the year ended December 31, 1992.
        10.40     -- Amendment No. 2 to the Credit Agreement, dated May 15,
                     1991 -- Incorporated by reference to Exhibit 10-(M)(3) to the Company's
                     Annual Report on Form 10-K for the year ended December 31, 1992.
        10.41     -- Amendment No. 3 to the Credit Agreement, dated October 1,
                     1992 -- Incorporated by reference to Exhibit 10-(M)(4) to the Company's
                     Annual Report on Form 10-K for the year ended December 31, 1992.
        10.42     -- Form of Third Amended and Restated Credit Agreement dated September 30,
                     1993, among the Company, various lenders, and BT Commercial Corp. as
                     Administrative Agent (without exhibits) -- Incorporated by reference to
                     Exhibit 10-(N)(1) to the Company's Annual Report on Form 10-K for the year ended December 31, 1993.
        10.43     -- Form of Amended and Restated Management Letter Agreement, dated as of
                     September 30, 1993 from the Company to the Lenders -- Incorporated by reference to Exhibit 10-N(2) to the Company's Annual Report on Form 10-K
                     for the year ended December 31, 1993.
        10.44     -- Form of Amendment to Amended and Restated Management Letter Agreement;
                     Consent to Amendment of By-laws dated February 8, 1994 from the Company to the Lenders -- Incorporated by reference to Exhibit 10-N(3) to the
                     Company's Annual Report on Form 10-K for the year ended December 31, 1993.
        10.45     -- Fourth Amended and Restated Credit Agreement dated June 30,
                     1994 -- Incorporated by reference to the Company's Quarterly Report on
                     Form 10-Q for the period ended June 30, 1994.
        10.46     -- Key Employee Protection Agreement dated as of June 27, 1994 between
                     America West Airlines, Inc. and William A. Franke -- Incorporated by
                     reference to the Company's Registration Statement on Form S-1 (No. 54243),
                     as amended.
        10.47     -- Management Rights Agreement dated August 25, 1994 between TPG Partners
                     L.P., TPG Genpar, L.P. and America West Airlines, Inc. -- Incorporated by
                     reference to the Company's Registration Statement on Form S-1 (No. 54243),
                     as amended.
        11.1      -- Statement re: computation of net income (loss) per common share -- Incorporated by reference to the Company's Registration Statement on Form S-1 (No. 54243), as amended.

     EXHIBIT
      NUMBER                                           TITLE
    ----------       --------------------------------------------------------------------------
        12.1      -- Statement re: computation of ratio of earnings to fixed charges -- Incorporated by reference to the Company's Registration
                     Statement on Form S-1 (No. 54243), as amended.
        23.1      -- Consent of Andrews & Kurth L.L.P. (included in Exhibit 5.1 above).
        23.2      -- Consent of KPMG Peat Marwick LLP (independent auditors) -- Included at page S-1.
        24.1      -- Power of Attorney (included on the signature pages of this Registration
                     Statement.)
        25.1      -- Statement of Eligibility on Form T-1 of American Bank National
                     Association, as trustee under the Senior Note Indenture -- Incorporated by reference to the Company's Registration Statement on Form S-1 (No. 54243),
                     as amended.

- ---------------
* To be filed by amendment.

     (b) Financial Statement Schedules:

          The following financial statement schedules are filed as part of this Registration Statement, but not included in the Prospectus.

                                      SCHEDULES                                 PAGE
        ----------------------------------------------------------------------  -----
        Independent Auditors' Report on Schedules and Consent.................  S-1
        Schedule V -- Property, Plant and Equipment...........................  S-2
        Schedule VI -- Accumulated Depreciation, Depletion and Amortization of
                       Property, Plant and Equipment..........................  S-3
        Schedule VIII -- Valuation and Qualifying Accounts....................  S-4
        Schedule X -- Supplementary Income Statement Information..............  S-5

     All other schedules for which provision is made in Regulation S-X of the Commission are not required under the related instructions or are inapplicable or the required information is included in the financial statements or notes thereto and, therefore, have been omitted.

ITEM 17.  UNDERTAKINGS.

     The undersigned registrant hereby undertakes: (1) to file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement: (i) to include any prospectus required by section 10(a)(3) of the Securities Act of 1933; (ii) to reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement; (iii) to include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement.

     (2) That, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

     (3) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

     Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the Registrant pursuant to the foregoing provisions, or otherwise, the Registrant has been advised that in the opinion of the Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

                                   SIGNATURES

     Pursuant to the requirements of the Securities Act of 1933, as amended, the Registrant has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized in the City of Phoenix, State of Arizona on the 29th day of September, 1994.

                                          AMERICA WEST AIRLINES, INC.

                                          By: /s/      WILLIAM A. FRANKE
                                            ------------------------------------
                                                     William A. Franke,
                                                 Chairman of the Board and
                                                  Chief Executive Officer

                               POWER OF ATTORNEY

     We the undersigned, directors and officers of America West Airlines, Inc. (the "Company"), do hereby severally constitute and appoint William A. Franke and Martin J. Whalen, and each of them, our true and lawful attorneys-in-fact and agents, with full power of substitution and resubstitution, for him and in his name, place and stead, in any and all capacities, to sign any and all amendments or post-effective amendments to this Registration Statement, and to file the same with all exhibits thereto, and all other documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorneys and agents, and each or any of them, full power and authority to do and perform each and every act and thing requisite and necessary to be done, as fully to all intents and purposes as he might or could do in person, hereby ratifying and confirming all that said attorneys-in-fact and agents, and each of them, or his substitute or substitutes, may lawfully do or cause to be done by virtue hereof.

     Pursuant to the requirements of the Securities Act of 1933, as amended, this Registration Statement has been signed by the following persons in the capacities and on the dates indicated.

                SIGNATURE                              TITLE                      DATE
- ------------------------------------------  ---------------------------    -------------------
/s/          WILLIAM A.                     Chairman of the Board and      September 29, 1994
  FRANKE                                    Chief Executive Officer
- ------------------------------------------  (Principal Executive
William A. Franke                           Officer)
/s/          A. MAURICE MYERS               President, Chief Operating     September 29, 1994
- ------------------------------------------  Officer and Director
A. Maurice Myers
/s/         RAYMOND T. NAKANO               Vice President and             September 29, 1994
- ------------------------------------------  Controller (Principal
Raymond T. Nakano                           Financial and Accounting
                                            Officer)
/s/          JULIA CHANG                    Director                       September 29, 1994
  BLOCH
- ------------------------------------------
Julia Chang Bloch
/s/         STEPHEN BOLLENBACH              Director                       September 29, 1994
- ------------------------------------------
Stephen Bollenbach
/s/        FREDERICK W. BRADLEY             Director                       September 29, 1994
- ------------------------------------------
Frederick W. Bradley

                                   SIGNATURES

     Pursuant to the requirements of the Securities Act of 1933, as amended, the Registrant has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized in the City of Phoenix, State of Arizona on the 29th day of September, 1994.

                                          AMERICA WEST AIRLINES, INC.

                                          By: /s/      WILLIAM A. FRANKE
                                            ------------------------------------
                                                     William A. Franke,
                                                 Chairman of the Board and
                                                  Chief Executive Officer

                               POWER OF ATTORNEY

     We the undersigned, directors and officers of America West Airlines, Inc. (the "Company"), do hereby severally constitute and appoint William A. Franke and Martin J. Whalen, and each of them, our true and lawful attorneys-in-fact and agents, with full power of substitution and resubstitution, for him and in his name, place and stead, in any and all capacities, to sign any and all amendments or post-effective amendments to this Registration Statement, and to file the same with all exhibits thereto, and all other documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorneys and agents, and each or any of them, full power and authority to do and perform each and every act and thing requisite and necessary to be done, as fully to all intents and purposes as he might or could do in person, hereby ratifying and confirming all that said attorneys-in-fact and agents, and each of them, or his substitute or substitutes, may lawfully do or cause to be done by virtue hereof.

     Pursuant to the requirements of the Securities Act of 1933, as amended, this Registration Statement has been signed by the following persons in the capacities and on the dates indicated.

                SIGNATURE                              TITLE                      DATE
- ------------------------------------------  ---------------------------    -------------------
/s/          WILLIAM A.                     Chairman of the Board and      September 29, 1994
  FRANKE                                    Chief Executive Officer
- ------------------------------------------  (Principal Executive
William A. Franke                           Officer)
/s/          A. MAURICE MYERS               President, Chief Operating     September 29, 1994
- ------------------------------------------  Officer and Director
A. Maurice Myers
/s/         RAYMOND T. NAKANO               Vice President and             September 29, 1994
- ------------------------------------------  Controller (Principal
Raymond T. Nakano                           Financial and Accounting
                                            Officer)
/s/          JULIA CHANG                    Director                       September 29, 1994
  BLOCH
- ------------------------------------------
Julia Chang Bloch
/s/         STEPHEN BOLLENBACH              Director                       September 29, 1994
- ------------------------------------------
Stephen Bollenbach
/s/        FREDERICK W. BRADLEY             Director                       September 29, 1994
- ------------------------------------------
Frederick W. Bradley

             INDEPENDENT AUDITORS' REPORT ON SCHEDULES AND CONSENT

The Board of Directors and Stockholders
America West Airlines, Inc.:

     The audits referred to in our report dated March 18, 1994 included the related financial statement schedules as of December 31, 1993, and for each of the years in the three-year period ended December 31, 1993, included in the registration statement. These financial statement schedules are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statement schedules based on our audits. In our opinion, such financial statement schedules, when considered in relation to the basic financial statements taken as a whole, present fairly in all material respects the information set forth therein.

     We consent to the use of our reports included herein and to the reference to our firm under the heading "Experts" in the prospectus.

     Our report dated March 18, 1994, referred to above, contains an explanatory paragraph that states that America West's Chapter 11 proceeding, significant losses, accumulated deficit and highly leveraged capital structure raise substantial doubt about its ability to continue as a going concern. The financial statements and financial statement schedules do not include any adjustments that might result from the outcome of these uncertainties.

                                          KPMG PEAT MARWICK LLP

Phoenix, Arizona
September   , 1994

                      AMERICA WEST AIRLINES, INC., D.I.P.

                  SCHEDULE V -- PROPERTY, PLANT AND EQUIPMENT
                  YEARS ENDED DECEMBER 31, 1993, 1992 AND 1991
                                 (IN THOUSANDS)

                                          BALANCE AT                                          BALANCE
                                          BEGINNING    ADDITIONS                               AT END
CLASSIFICATION                            OF PERIOD     AT COST    RETIREMENTS   TRANSFERS   OF PERIOD
- --------------                            ----------   ---------   -----------   ---------   ----------
1993
Building and improvements...............  $   72,917   $      71    $   (3,340)  $   1,482   $   71,130
Flight equipment owned..................     767,080      45,082       (19,922)     26,602      818,842
Leasehold improvements -- flight
  equipment.............................      36,550          31        (1,183)      5,428       40,826
Ground property and equipment...........     111,131       1,303        (9,654)      2,111      104,891
Construction in progress................      43,316       9,367           (38)    (35,623)      17,022
                                          ----------   ---------    ----------   ---------   ----------
                                          $1,030,994   $  55,854    $  (34,137)  $      --   $1,052,711
                                          ==========   =========    ==========   =========   ==========
1992
Building and improvements...............  $   83,596   $     341    $  (11,967)  $     947   $   72,917
Flight equipment owned..................     759,579      39,876       (33,192)        817      767,080
Leasehold improvements -- flight
  equipment.............................      40,604         (63)       (8,234)      4,243       36,550
Ground property and equipment...........     117,408       1,950        (9,083)        856      111,131
Construction in progress................      23,955      28,034        (1,810)     (6,863)      43,316
                                          ----------   ---------    ----------   ---------   ----------
                                          $1,025,142   $  70,138    $  (64,286)  $      --   $1,030,994
                                          ==========   =========    ==========   =========   ==========
1991
Building and improvements...............  $   87,287   $     330    $   (9,863)  $   5,842   $   83,596
Flight equipment owned..................     768,728      86,033      (104,964)      9,782      759,579
Leasehold improvements -- flight
  equipment.............................      35,516       2,547       (14,678)     17,219       40,604
Ground property and equipment...........     103,979       6,551          (936)      7,814      117,408
Construction in progress................      27,139      42,351        (4,878)    (40,657)      23,955
                                          ----------   ---------    ----------   ---------   ----------
                                          $1,022,649   $ 137,812    $ (135,319)  $      --   $1,025,142
                                          ==========   =========    ==========   =========   ==========

                      AMERICA WEST AIRLINES, INC., D.I.P.

                    SCHEDULE VI -- ACCUMULATED DEPRECIATION,
          DEPLETION AND AMORTIZATION OF PROPERTY, PLANT AND EQUIPMENT
                  YEARS ENDED DECEMBER 31, 1993, 1992 AND 1991
                                 (IN THOUSANDS)

                                                                ADDITIONS
                                                 BALANCE AT     CHARGED TO                      BALANCE
                                                 BEGINNING      COSTS AND                       AT END
CLASSIFICATION                                   OF PERIOD       EXPENSES      RETIREMENTS     OF PERIOD
- --------------                                   ----------     ----------     -----------     ---------
1993
Building and improvements......................    $ 18,163       $ 4,237        $ (1,309)      $ 21,091
Flight equipment...............................     226,972        59,896         (14,717)       272,151
Leasehold improvements -- flight equipment.....      16,493         4,137          (1,096)        19,534
Ground property and equipment..................      67,242        13,624          (7,866)        73,000
                                                   --------      --------       ---------      ---------
                                                   $328,870       $81,894        $(24,988)      $385,776
                                                   ========       =======        ========       ========
1992
Building and improvements......................    $ 17,790       $ 4,763        $ (4,390)      $ 18,163
Flight equipment...............................     174,235        72,523         (19,786)       226,972
Leasehold improvements -- flight equipment.....      14,262         4,184          (1,953)        16,493
Ground property and equipment..................      55,466        16,202          (4,426)        67,242
                                                   --------       -------        --------       --------
                                                   $261,753       $97,672        $(30,555)      $328,870
                                                   ========       =======        ========       ========
1991
Building and improvements......................    $ 15,418       $ 5,626        $ (3,254)      $ 17,790
Flight equipment...............................     133,526        67,750         (27,041)       174,235
Leasehold improvements -- flight equipment.....      15,542         6,073          (7,353)        14,262
Ground property and equipment..................      37,660        18,354            (548)        55,466
                                                   --------       -------        --------       --------
                                                   $202,146       $97,803        $(38,196)      $261,753
                                                   ========       =======        ========       ========

                      AMERICA WEST AIRLINES, INC., D.I.P.

               SCHEDULE VIII -- VALUATION AND QUALIFYING ACCOUNTS
                   YEARS ENDED DECEMBER 31, 1993, 1992, 1991
                                 (IN THOUSANDS)

                                        BALANCE AT   CHARGED TO    CHARGED                  BALANCE
                                        BEGINNING    COSTS AND    TO OTHER                 AT END OF
DESCRIPTION                             OF PERIOD     EXPENSES    ACCOUNTS    DEDUCTIONS     PERIOD
- -----------                             ----------   ----------   ---------   ----------   ----------
Allowance for doubtful receivables:
  Years ended:
  December 31, 1993...................    $2,542       $5,474        $--        $4,986       $3,030
                                          ======       ======        ===        ======       ======
  December 31, 1992...................    $3,603       $3,800        $--        $4,861       $2,542
                                          ======       ======        ====       ======       ======
  December 31, 1991...................    $1,203       $5,300        $--        $2,900       $3,603
                                          ======      =======        ====       ======       ======
Reserve for obsolescence:
  Years ended:
  December 31, 1993...................    $6,921       $  902        $--        $  592       $7,231
                                          ======       ======        ====       ======       ======
  December 31, 1992...................    $3,638       $3,283        $--        $   --       $6,921
                                          ======       ======        ====       ======       ======
  December 31, 1991...................    $2,296       $1,342        $--        $   --       $3,638
                                          ======       ======        ====       ======       ======

                      AMERICA WEST AIRLINES, INC., D.I.P.

            SCHEDULE X -- SUPPLEMENTARY INCOME STATEMENT INFORMATION
                   YEARS ENDED DECEMBER 31, 1993, 1992, 1991
                                 (IN THOUSANDS)

ITEM                                                             1993        1992        1991
- ----                                                            -------     -------     -------
Advertising costs.............................................  $25,118     $25,007     $29,821
                                                                =======     =======     =======
Aircraft maintenance materials and repairs....................  $31,000     $38,366     $41,649
Amortization of deferred overhauls included in depreciation
  and amortization............................................   29,870      31,482      27,453
                                                                -------     -------     -------
     Maintenance and repairs..................................  $60,870     $69,848     $69,102
                                                                =======     =======     =======

     Other items are not listed because they are either shown in the financial statements or the amounts are less than 1% of revenues for all periods.

                                 EXHIBIT INDEX

                                                                                      SEQUENTIAL
     EXHIBIT                                                                           NUMBERED
     NUMBER                                      TITLE                                   PAGE
    ---------       ----------------------------------------------------------------  ----------
        2.1      -- The Company's Plan of Reorganization, as amended under Chapter
                    11 of the Bankruptcy Code -- Incorporated by reference to the
                    Company's Report on Form 8-K dated September 9, 1994.
        3.1      -- Restated Certificate of Incorporation of America West Airlines,
                    Inc. -- Incorporated by reference to the Company's Report on
                    Form 8-K dated September 9, 1994.
        3.2      -- Restated By-laws of America West Airlines, Inc. -- Incorporated by reference to the Company's Report on Form 8-K dated September
                    9, 1994.
        4.1      -- Indenture for $130,000,000 11 1/4% Senior Notes due 2001 dated
                    August 25, 1994, of America West Airlines, Inc. and American
                    Bank National Association, as trustee -- Incorporated by
                    reference to the Company's Report on Form 8-K dated September 9,
                    1994.
        4.2      -- Form of Senior Note (included as Exhibit A to Exhibit 4.1 above).
        4.3      -- Warrant Agreement dated August 25, 1994 between America West
                    Airlines, Inc. and First Interstate, N.A., as Warrant
                    Agent -- Incorporated by reference to the Company's Report on
                    Form 8-K dated September 9, 1994.
        4.4      -- Form of Warrant (included as Exhibit A to Exhibit 4.3 above).
        4.5      -- Stockholders' Agreement for America West Airlines, Inc. dated
                    August 25, 1994 among America West Airlines, Inc., AmWest
                    Partners, L.P., GPA Group plc and certain other Stockholder
                    Representatives -- Incorporated by reference to the Company's
                    Report on Form 8-K dated September 9, 1994.
        4.6      -- First Amendment to Stockholders' Agreement for America West
                    Airlines, Inc. dated September 6, 1994 among Air Partners II,
                    L.P., TPG Partners, L.P., TPG Parallel I, L.P., Continental
                    Airlines, Inc., Mesa Airlines,
                    Inc., GPA Group plc and certain other stockholder
                    representatives -- Incorporated by reference to the Company's
                    Report on Form 8-K dated September 9, 1994.
        4.6      -- Registration Rights Agreement dated August 25, 1994 among
                    America West Airlines, Inc., AmWest Partners, L.P. and other holders -- Incorporated by reference to the Company's Report on
                    Form 8-K dated September 9, 1994.
        4.7      -- Article 4.0 of the Company's Restated Certificate of
                    Incorporation (included in Exhibit 3.1 above).
       *5.1      -- Opinion of Andrews & Kurth L.L.P.
       10.1      -- Third Revised Investment Agreement dated April 21, 1994 between
                    America West Airlines, Inc. and AmWest Partners,
                    L.P. -- Incorporated by reference to Exhibit 10.A to the
                    Company's Quarterly Report on Form 10-Q for the period ended
                    March 31, 1994.
       10.11     -- Third Revised Interim Procedures Agreement dated April 21, 1994 between America West Airlines and AmWest Partners,
                    L.P. -- Incorporated by reference to the Company's Annual Report on Form 10-K for the year ended December 31, 1993.
       10.14     -- The GPA Term Sheet between America West Airlines, Inc. and GPA
                    Group plc, dated June 13, 1994 -- Incorporated by Reference to the Company's Registration Statement on Form S-1 (No. 54243), as
                    amended.

                                                                                      SEQUENTIAL
     EXHIBIT                                                                           NUMBERED
     NUMBER                                      TITLE                                   PAGE
    ---------       ----------------------------------------------------------------  ----------
       10.15     -- America West Airlines Management Resignation Allowance
                    Guidelines, as amended, dated November 18, 1993 -- Incorporated by Reference to the Company's Registration Statement on Form S-1
                    (No. 54243), as amended.
       10.16     -- Airbus A320 Purchase Agreement (including exhibits thereto), dated as of September 28, 1990 between AVSA, S.A.R.L. ("AVSA")
                    and the Company, together with Letter Agreement Nos. 1-10, inclusive -- Incorporated by reference to Exhibit 10-(D)(1) to the Company's Quarterly Report on Form 10-Q for the quarter ended September 30, 1990.
       10.17     -- Loan Agreement, dated as of September 28, 1990, among the
                    Company, AVSA and AVSA, as agent -- Incorporated by reference to
                    Exhibit 10-(D)(2) to the Company's Quarterly Report on Form 10-Q
                    for the period ended September 30, 1990.
       10.19     -- V2500 Support Contract Between the Company and IAE International
                    Aero Engines AG ("IAE"), dated September 28, 1990, together with
                    Side Letters Nos. 1-4, inclusive -- Incorporated by reference to
                    Exhibit 10-(D)(3) to the Company's Quarterly Report on Form 10-Q
                    for the quarter ended September 30, 1990.
       10.20     -- Cash Management Agreement, dated September 28, 1991, among the
                    Company, BT and First Interstate of Arizona,
                    N.A. -- Incorporated by reference to Exhibit 10-D(21) to the
                    Company's Annual Report on Form 10-K for the year ended December
                    31, 1991.
       10.21     -- First Amendment to Cash Management Agreement, dated December 1,
                    1991, among the Company, BT and First Interstate of Arizona,
                    N.A. -- Incorporated by reference to Exhibit 10-D(22) to the
                    Company's Annual Report on Form 10-K for the year ended December
                    31, 1991.
       10.22     -- Second Amendment to Cash Management Agreement, dated September
                    1, 1992, among the Company, BT and First Interstate of Arizona,
                    N.A. -- Incorporated by reference to Exhibit 10-O(3) to the
                    Company's Annual Report on Form 10-K for the year ended December
                    31, 1992.
       10.23     -- Restructuring Agreement, dated December 1, 1991 between the
                    Company and Kawasaki -- Incorporated by reference to Exhibit
                    10-D(24) to the Company's Annual Report on Form 10-K for the
                    year ended December 31, 1991.
       10.24     -- A320 Put Agreement, dated December 1, 1991 between the Company and Kawasaki -- Incorporated by reference to Exhibit 10-D(25) to the Company's Annual Report on Form 10-K for the year ended
                    December 31, 1991.
       10.25     -- First Amendment to A320 Put Agreement, dated September 1,
                    1992 -- Incorporated by reference to Exhibit 10-R(2) to the
                    Company's Annual Report on Form 10-K for the year ended December
                    31, 1992.
       10.26     -- A320 Put Agreement, dated as of June 25, 1991 between the
                    Company and GPA Group plc -- Incorporated by reference to
                    Exhibit 10-D(26) to the Company's Annual Report on Form 10-K for
                    the year ended December 31, 1991.
       10.27     -- First Amendment to A320 Put Agreement, dated as of September 1,
                    1992 -- Incorporated by reference to Exhibit 10-S(2) to the
                    Company's Annual Report on Form 10-K for the year ended December
                    31, 1992.
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     EXHIBIT                                                                           NUMBERED
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
       10.28     -- Restructuring Agreement, dated as of June 25, 1991 among GPA
                    Group plc, GPA Leasing USA I, Inc. GPA Leasing USA Sub I, and
                    the Company -- Incorporated by reference to Exhibit 10-D(27) to the Company's Annual Report on Form 10-K for the year ended
                    December 31, 1991.
       10.29     -- Official Statement dated August 11, 1986 for the $54,000,000
                    Variable Rate Airport Facility Revenue Bonds -- Incorporated by
                    reference to Exhibit 10.e to the Company's Quarterly Report on
                    Form 10-Q for the period ended September 30, 1986.
       10.30     -- Airport Use Agreement dated July 1, 1989 (the "Airport Use
                    Agreement") among the City of Phoenix, The Industrial
                    Development Authority of the City of Phoenix, Arizona and the
                    Company -- Incorporated by reference to Exhibit 10-D(9) to the
                    Company's Annual Report on Form 10-K for the year ended December
                    31, 1989.
       10.31     -- First Amendment dated August 1, 1990 to Airport Use Agreement --
                    Incorporated by reference to Exhibit 10-(D)(9) to the Company's
                    Quarterly Report on Form 10-Q for the period ended September 30,
                    1990.
       10.32     -- Revolving Loan Agreement dated April 17, 1990, by and among the
                    Company, the Bank signatories thereto, and Bank of America
                    National Trust and Savings Association, as Agent for the Banks
                    (the "Revolving Loan Agreement") -- Incorporated by reference to
                    Exhibit 10-1 to the Company's Quarterly Report on Form 10-Q for
                    the period ended March 31, 1990.
       10.33     -- First Amendment dated April 17, 1990 to Revolving Loan
                    Agreement -- Incorporated by reference to Exhibit 10-(D)(10) to the Company's Quarterly Report on Form 10-Q for the period ended
                    September 30, 1990.
       10.34     -- Second Amendment dated September 28, 1990 to the Revolving Loan
                    Agreement -- Incorporated by reference to Exhibit 10-(D)(11) to the Company's Quarterly Report on Form 10-Q for the period ended
                    September 30, 1990.
       10.35     -- Third Amendment dated as of January 14, 1991 to the Revolving
                    Loan Agreement -- Incorporated by reference to Exhibit
                    10-(D)(13) to the Company's Annual Report on Form 10-K for the
                    year ended December 31, 1990.
       10.36     -- Spares Credit Agreement, dated as of September 28, 1990, between the Company and IAE -- Incorporated by reference to Exhibit
                    10-(D)(4) to the Company's Quarterly Report on Form 10-Q for the
                    period ended September 30, 1990.
       10.37     -- Master Credit Modification Agreement dated as of October 1,
                    1992, among the Company, IAE International Aero Engines AG,
                    Intlaero (Phoenix A320) Inc., Intlaero (Phoenix B737) Inc., CAE
                    Electronics Ltd., and Hughes Rediffusion Simulation
                    Limited -- Incorporated by reference to Exhibit 10-L to the
                    Company's Annual Report on Form 10-K for the year ended December
                    31, 1992.
       10.38     -- Credit Agreement, dated as of September 28, 1990 between the
                    Company and IAE -- Incorporated by reference to Exhibit
                    10-(D)(5) to the Company's Quarterly Report on Form 10-Q for the
                    period ended September 30, 1990.
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     EXHIBIT                                                                           NUMBERED
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
       10.39     -- Amendment No. 1 to the Credit Agreement, dated March 1, 1991 --
                    Incorporated by reference to Exhibit 10-(M)(2) to the Company's
                    Annual Report on Form 10-K for the year ended December 31, 1992.
       10.40     -- Amendment No. 2 to the Credit Agreement, dated May 15, 1991 --
                    Incorporated by reference to Exhibit 10-(M)(3) to the Company's
                    Annual Report on Form 10-K for the year ended December 31, 1992.
       10.41     -- Amendment No. 3 to the Credit Agreement, dated October 1,
                    1992 -- Incorporated by reference to Exhibit 10-(M)(4) to the
                    Company's Annual Report on Form 10-K for the year ended December
                    31, 1992.
       10.42     -- Form of Third Amended and Restated Credit Agreement dated
                    September 30, 1993, among the Company, various lenders, and BT
                    Commercial Corp. as Administrative Agent (without exhibits) --
                    Incorporated by reference to Exhibit 10-(N)(1) to the Company's
                    Annual Report on Form 10-K for the year ended December 31, 1993.
       10.43     -- Form of Amended and Restated Management Letter Agreement, dated as of September 30, 1993 from the Company to the
                    Lenders -- Incorporated by reference to Exhibit 10-N(2) to the
                    Company's Annual Report on Form 10-K for the year ended December
                    31, 1993.
       10.44     -- Form of Amendment to Amended and Restated Management Letter
                    Agreement; Consent to Amendment of By-laws dated February 8,
                    1994 from the Company to the Lenders -- Incorporated by
                    reference to Exhibit 10-N(3) to the Company's Annual Report on
                    Form 10-K for the year ended December 31, 1993.
       10.45     -- Fourth Amended and Restated Credit Agreement dated June 30,
                    1994 -- Incorporated by reference to the Company's Quarterly
                    Report on Form 10-Q for the period ended June 30, 1994.
       10.46     -- Key Employee Protection Agreement dated as of June 27, 1994 between America West Airlines, Inc. and William A.
                    Franke -- Incorporated by reference to the Company's
                    Registration Statement on Form S-1 (No. 54243), as amended.
       10.47     -- Management Rights Agreement dated August 25, 1994 between TPG
                    Partners L.P., TPG Genpar, L.P. and America West Airlines,
                    Inc. -- Incorporated by reference to the Company's Registration
                    Statement on Form S-1 (No. 54243), as amended.
       11.1      -- Statement re: computation of net income (loss) per common share -- Incorporated by reference to the Company's Registration
                    Statement on Form S-1 (No. 54243), as amended.
       12.1      -- Statement re: computation of ratio of earnings to fixed charges -- Incorporated by reference to the Company's
                    Registration Statement on Form S-1 (No. 54243), as amended.
       23.1      -- Consent of Andrews & Kurth L.L.P. (included in Exhibit 5.1 above).
       23.2      -- Consent of KPMG Peat Marwick LLP (independent
                    auditors) -- Included at page S-1.
       24.1      -- Power of Attorney (included on the signature pages of this
                    Registration Statement.)
       25.1      -- Statement of Eligibility on Form T-1 of American Bank National
                    Association, as trustee under the Senior Note
                    Indenture -- Incorporated by reference to the Company's
                    Registration Statement on Form S-1 (No. 54243), as amended.

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* To be filed by amendment.